As filed with the Securities and Exchange Commission on September 17, 2026.
Registration No. 333-298526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Aggreko Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands	4991	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
7th Floor Sentinel Building
103 Waterloo Street
Glasgow, G2 7BW, United Kingdom
+44 (0) 141 551 6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
James O’Malley
Aggreko
281 Tresser Blvd, Suite 1002
Stamford, CT 06901
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Laura Kaufmann, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	James O’Malley Aggreko Inc. Group General Counsel 7th Floor Sentinel Building 103 Waterloo Street Glasgow, G2 7BW, United Kingdom +44 (0) 141 551 6000	Marc D. Jaffe Michael Benjamin Sandy Kugbei Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

______________________
†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standard Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED             , 2026
PRELIMINARY PROSPECTUS
            Ordinary Shares
This is the initial public offering of ordinary shares of Aggreko Inc. We are offering            ordinary shares.
Prior to this offering, there has been no public market for our ordinary shares. We expect that the initial public offering price will be between $     and $     per ordinary share. We have applied to list our ordinary shares on the New York Stock Exchange (“NYSE”) under the symbol “AGKO.”
We are a “foreign private issuer” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being a Foreign Private Issuer.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 28 of this prospectus.
	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting (Conflicts of Interest)” for a description of all compensation payable to the underwriters.

At our request, the underwriters have reserved up to       % of the ordinary shares to be offered by this prospectus for sale, at the initial public offering price, to certain individuals and entities identified by our management. See “Underwriting  (Conflicts of Interest) —Directed Share Program” for additional information.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional             ordinary shares from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any.
The underwriters expect to deliver the ordinary shares against payment in New York, New York, on or about                   , 2026.
(*listed in alphabetical order)
Goldman Sachs & Co. LLC*				J.P. Morgan*
BofA Securities
Barclays				Morgan Stanley
Jefferies			Deutsche Bank Securities	UBS Investment Bank
Baird	Mizuho	Rothschild & Co	Santander	Wolfe | Nomura Alliance
Tigress Financial Partners
The date of this prospectus is             , 2026

aggreko

Keep your world ON™

Engineered energy and temperature solutions to keep our customers' worlds on aggreko
www.aggreko.com
GG93

aggreko

Leading provider of mission-critical energy and temperature control solutions

>60
Years' experience

>14,000
Global customers

>80
Countries

~8,000
Employees

$6.0 b
Secured net revenue[1] as of July 2026

>17 GW
Capacity

Note: Metrics above as of January 3, 2026 unless otherwise stated. [1]Secured net revenue refers to contracted net revenue for the FY2026, FY2027 and FY2028 as of July 2026. See "Business—Our Competitive Strengths—Industry-leading levels of customer satisfaction, driving high customer loyalty and repeat business—High and increasing levels of contractual visibility" for more information on secured net revenue.

aggreko

Our market

Global power grids are aged and underinvested, unable to keep pace with accelerating electrification demand. This presents a multi-decade structural growth opportunity, across all industries, which is now being amplified by the rise in data center capacity.

Serviceable addressable market[1]

$49 b
2025

→

$124 b
2040

2.5x REAL GROWTH

Note: [1]Management estimates

aggreko

A solutions provider

→ Global scale

Operating across >80 countries with a focus on lower risk, faster growing developed markets

→ Unrivaled breadth

A broad range of scale, complexity and duration with a differentiated data center play

→ Future-proofed

Technology-agnostic solutions, supported by remote management and tech-led services

→ Loyal customers

Customer-centric approach to build long-term relationships and revenue visibility

→ Deep technical expertise

Skilled workforce to develop bespoke solutions with in-house design and engineering capabilities aggreko

Attractive financial profile characterized by significant growth and strong returns

$3.4 b

2025 net revenue

$1.3 b

2025 adjusted EBITDA[1]

37%

2025 adjusted EBITDA margin[1]

>20%

2024–2025 return on capital employed[2]

17%

2023-2025 net revenue CAGR

Note: Refers to fiscal years ended December 30, 2023, December 28, 2024, and January 3, 2026.

[2]Net loss as a percentage of average net assets was (31.9%) for the year ended January 3, 2026. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for further details on Return on Capital Employed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for reconciliations from GAAP to non-GAAP measures.

Through and including       , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
We and the underwriters have not authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the
i

basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.
We are an exempted company incorporated under the laws of the Cayman Islands. Under the rules of the Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Basis of Presentation and Reporting
In connection with the consummation of this offering, we will effect certain reorganization transactions as described below, which we refer to collectively as the “Reorganization Transactions.” See “Summary—Our Structure / Reorganization and Other Transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization Transactions and the consummation of this offering. The historical consolidated financial statements of JVCo (as defined herein) and Aggreko Inc. included in this prospectus and the historical consolidated financial and other information of JVCo included in the “Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus do not give effect to the Reorganization Transactions and the consummation of this offering.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Aggreko,” the “Company,” “we,” “our,” “us” or similar terms refer to Aggreko Inc., the issuer of the ordinary shares offered hereby, and its consolidated subsidiaries immediately following the consummation of the Reorganization Transactions and the consummation of this offering.
Albion JVCo Limited (“JVCo”), which after the Reorganization Transactions will be a 100% owned and controlled subsidiary of the Company and the holding company of the Aggreko group (the “Group”), was incorporated under the laws of England and Wales on February 25, 2021, and is the historical reporting company of the Group for the consolidated financial statements and other financial information included in this prospectus, and as such, references to the “Company” in the consolidated financial statements and other financial information included in this prospectus (which are prior to the formation of Aggreko Inc.) are to JVCo and its consolidated subsidiaries.
All references to “U.S. dollars,” “USD,” “dollars” or “$” are to the U.S. dollar and all references to “EUR” or “€” are to the euro.
Reporting Year
Our fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. Fiscal year 2025 represented the 53 weeks ended January 3, 2026, fiscal year 2024 represented the 52 weeks ended December 28, 2024, and fiscal year 2023 represented the 52 weeks ended December 30, 2023, respectively. Unless otherwise indicated, references to years in this prospectus relate to fiscal years rather than calendar years.
Exchange Rate Information
The U.S. dollar has been our consolidated reporting currency since 2023. We provide engineered energy and temperature solutions in over 80 countries. Certain of our subsidiaries transact business and report their financial information in countries with functional currencies other than the U.S. dollar. Accordingly, our results of operations are subject to currency effects, primarily foreign currency translation exposure. However, transaction-related exposures at our subsidiaries are limited because both revenue and costs are largely incurred in their respective functional currencies. For our subsidiaries in countries with a functional currency other than the U.S. dollar, income and losses are translated into U.S. dollars at average exchange rates, and assets and liabilities are translated into U.S. dollars at closing exchange rates for the corresponding fiscal year. Fluctuations in exchange rates against the U.S. dollar will give rise to period-on-period differences in our results of operations. The foreign currency impact is calculated by taking the current-period numbers and re-translating them at the prior-period average exchange rates.

The following table illustrates the principal exchange rates which affected the Group’s results.
	Years ended
	January 3, 2026		December 28, 2024		December 30, 2023
(Per $)	Average Rate	Period End Rate	Average Rate	Period End Rate	Average Rate	Period End Rate
Pound sterling	0.76	0.74	0.78	0.80	0.80	0.79
Euro	0.89	0.85	0.92	0.96	0.92	0.90
UAE dirham	3.67	3.67	3.67	3.67	3.67	3.67
Australian dollar	1.55	1.49	1.51	1.61	1.51	1.47
Brazilian real	5.58	5.42	5.39	6.20	4.99	4.85
Argentinian peso	1,251.94	1,462.53	915.47	1,028.99	294.75	808.48
Russian ruble*	83.70	80.14	92.76	104.70	85.53	89.84

*
Presented only in connection with discontinued operations.

Non-GAAP Financial Measures
We report our financial results in accordance with accounting principles generally accepted in the United States (“GAAP”); however, management believes evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Specifically, management reviews Underlying Revenue, Segment Underlying Revenue, Underlying Operating Income, Adjusted EBIT, Adjusted EBITDA, Adjusted EBITDA Margin, Return on Capital Employed, and Adjusted EBIT excluding Amortization of Intangible Assets, each of which is a non-GAAP financial measure, to manage our business, make planning decisions, evaluate our performance and allocate resources, and we consider them to be effective indicators, for both management and investors, of our financial performance over time.
We believe that each of the non-GAAP financial measures above helps investors and analysts in comparing our results across reporting periods on a consistent basis. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including net income and cash flows from operating activities.
These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical consolidated financial statements and notes thereto included in this prospectus.
For definitions of each of the non-GAAP measures referred to above and presented herein, and a reconciliation of each such non-GAAP financial measure to the most directly comparable GAAP financial measure, see “Summary Historical Financial and Other Information—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Our financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included in this prospectus.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this prospectus, a dash (“-”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Market and Industry Data
Market data and certain industry forecast data used in this prospectus, included in “Industry Overview” and elsewhere in this prospectus, were obtained from management estimates and reports, research surveys, studies and similar data prepared by market research firms and other third parties, including:
•
International Energy Agency, Electricity 2026, February 6, 2026

•
International Energy Agency, Global Energy Review 2026, April 20, 2026

•
International Energy Agency, Key Questions on Energy and AI, April 16, 2026

•
International Energy Agency, World Energy Investment 2025, June 5, 2025

•
International Energy Agency, World Energy Investment 2026, May 28, 2026

•
International Energy Agency, Electricity Grids and Secure Energy Transitions, October 17, 2023

•
Capgemini, The resurgence of manufacturing: Reindustrialization of Europe and the US – 2026

•
The U.S. Department of Energy, Onsite Energy Program

•
Electric Power Research Institute, five-year waits and rising costs: How demand is redefining the gas turbine market, March 23, 2026

•
International Institute for Sustainable Development, New Analysis Shows Governments Spent Five Times More Public Money on Fossil Fuels than Renewables, Putting Energy Security at Risk, April 27, 2026

•
Ember, Global Electricity Review 2026, April 21, 2026

•
International Renewable Energy Agency, Transitioning away from fossil fuels: A roadmap powered by renewables, electrification and grid enhancement, International Renewable Energy Agency, May 20, 2026

•
Third-party reports that were commissioned by us.

Management estimates used in this prospectus are based on an amalgamation of information from the Company’s own internal research plus third-party sources, including those listed above. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share. In addition, while we are not aware of any misstatements regarding any market, industry or similar data presented herein, this data involves risks and uncertainties and is necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”
Trademarks, Service Marks and Trade Names
We own various trademarks, service marks and trade names used in this prospectus that are important to our business, including our corporate logo and AGGREKO, certain of which are registered or for which applications for registration are pending in the United States and other jurisdictions. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may be listed without the ®, ™and ℠ symbols, but we will assert, to the fullest extent under applicable law, our rights to such trademarks, service marks and trade names.
v

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.
Keep your world ON
Global energy demand is undergoing a step-change. As electrification and the ongoing energy transition ramp up, existing grid infrastructure is struggling to keep up. More than ever, communities, businesses, and governments that depend on stable and affordable power to operate are focused on energy security.
We design, deploy, and optimize engineered energy and temperature solutions that keep our customers’ worlds on. Power without pause. Temperature control without end. Wherever they need it. For as long as they need it.
Our technology-agnostic and modular solutions meet critical needs: from behind-the-meter solutions at industrial sites, to utility upgrades and rapidly expanding data centers, to major live events and natural disaster relief support. We believe we are differentiated by our deep technical and sector expertise, global footprint and customer-centric approach, underpinned by our highly disciplined operating model.
Aggreko presents the opportunity to benefit from the structural growth in demand for global energy and temperature control. We are a leader in a substantial and growing energy solutions market, estimated at $49 billion today and expected to grow to $66 billion by 2030, with an expected real (not adjusted for inflation) compound annual growth rate (CAGR) of 6%, according to management estimates. As of January 3, 2026, we provide solutions to over 14,000 customers in over 80 countries, with approximately 8,000 highly capable employees and a global fleet with an overall capacity of 17 GW.
We have an established track record of execution and strong financial performance. We have delivered a net revenue CAGR of 17% between the year ended December 30, 2023 and the year ended January 3, 2026. This growth has been supported by both organic investment in our fleet and selective M&A. While we had a net loss of $(113) million and net loss margin of (3)% for the year ended January 3, 2026, we delivered Adjusted EBITDA of $1.3 billion and Adjusted EBITDA Margin of 37% for the year. The difference between our net loss and Adjusted EBITDA for the year was primarily driven by (i) $647 million of interest expense, net, comprised of $400 million in interest on external borrowings (associated with our $5.9 billion outstanding indebtedness as of January 3, 2026) and $249 million of unfavorable foreign exchange impacts, and (ii) $543 million of depreciation and amortization expense, of which $365 million related to fleet depreciation reflecting our continued capital investment in revenue growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin” for a reconciliation of net loss to Adjusted EBITDA, and of net loss margin to Adjusted EBITDA Margin for the year ended January 3, 2026.
We generate Adjusted EBITDA well in excess of our maintenance capital expenditure requirements, providing us with the funding for our investment in support of further growth. We determine our growth capital expenditure plans based on a clear investment framework focused on anticipating customer demand and allocating our resources to the highest return opportunities. We delivered net loss as a percentage of average net assets of (31.9%) and net income as a percentage of average net assets of 4.9% for the years ended January 3, 2026, and December 28, 2024, respectively. We have also delivered more than 20% Return on Capital Employed (ROCE) for the two years ended December 28, 2024 and January 3, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures—Return on Capital Employed and Adjusted EBIT excluding Amortization of Intangible Assets” for further information on Return on Capital Employed.
Our Company – A Global Leader For A Universal Need
We are a global leader in designing, deploying and optimizing engineered energy and temperature solutions. Our scale, technology-agnostic approach, operational infrastructure and experience allow us to provide mission-critical solutions for multinational, regional and local customers looking to protect the continuity of their operations, enable growth and strengthen energy security.

Leading global solutions provider, operating at scale across multiple sectors and regions
Focused on attractive markets with a diversified customer mix
We operate a large, global business diversified across multiple geographies, sectors and customers. As of January 3, 2026, we serve more than 14,000 customers in over 80 countries and across eight core sectors. We are aligned with the fastest-growing power demand sectors, while our overall diversification provides resilience across end-market economic cycles. For the year ended January 3, 2026, we generated $3.4 billion net revenue, split as follows:
Net Revenue by Region (%)	Net Revenue by Sector ()%	Net Revenue by Customer ()%

Note: “Other” sectors include pharmaceutical, government, shipping, food & beverage, forestry & agriculture, storms and military.
We have a leading position in the largest sector for power demand, utilities, which represented 27% of our net revenue for the year ended January 3, 2026.
We also have a strong position in the fastest-growing sector of power demand, data centers. We increased our revenue in this sector more than fourfold, from $96 million to $391 million, between the years ended December 30, 2023 and January 3, 2026, increasing the sector’s share of our net revenue to 11%. This is a market that is expected to grow at 20% CAGR (not adjusted for inflation) from 2025 to 2030, according to management estimates. We offer customers in this market a wide range of solutions, providing flexible and rapidly deployable behind-the-meter power and temperature control, covering construction, commissioning power, load-testing, bridging power, support for upgrades and refurbishments, and emergency power.
Regional model providing global expertise, locally
We have approximately 8,000 employees globally, largely operating through a localized model. This ensures our customers work with local experts who understand their markets, speak their language and can navigate local regulatory dynamics, while at the same time leveraging our global scale, experience and operating infrastructure. Our global experience means that we have encountered most challenges before, and we can leverage our global expertise to meet our customers’ needs.
Industry-leading expertise, reliability and flexibility for a customer-centric approach
Breadth and depth of experience
We have decades of experience delivering solutions across a wide range of operating environments. This accumulated knowledge serves as a key strategic differentiator for our customers. Of our approximately 8,000 employees, more than 5,000 are technical. They combine deep engineering capability with proprietary application know-how to overcome customers’ complex energy and temperature control challenges.
Customer-centric approach across the full project lifecycle
We take a customer-centric approach, working with a full range of equipment and technologies to meet our customers’ needs. Providing support through the whole project lifecycle, we design and plan, mobilize and install, operate and maintain, monitor and optimize, demobilize and re-deploy.

Large, technology-agnostic, modular asset base
Our solutions are delivered through our differentiated breadth of modular technology. This includes gas and diesel/hydrotreated vegetable oil (“HVO”) generators, transformers, solar, batteries, temperature control, distribution equipment, oil-free air compressors and load banks. Our power is generated from internal combustion engines of up to two megawatts each; this modularity and sizing provides flexibility to our customers as they build up or wind down their demand and also through periods of breakdown or routine maintenance. We own approximately 120,000 assets worldwide, representing an overall capacity of 17 GW, including 6.3 GW of diesel/HVO power generation, 2.1 GW of gas power generation and 0.3 GW of other power generation, together with 8.5 GW of temperature control and other fleet capacity.
Our Group average physical utilization for the year ended January 3, 2026 was 54%. The 54% represents the average utilization for the year across our aforementioned product lines, across all geographies and node sizes. As this is an average over the year across a large asset base, there are significant variations within the product portfolio at different times in the year, with peak utilization for some products (mainly power and temperature control) across the warmer northern hemisphere summer months, some products on long term contracts where higher utilization is achieved and other products which are only used for a few weeks or months of the year but which generate a return over the product lifetime which we believe is attractive. At any point in time, utilization is impacted by assets in transit between projects and those being serviced or repaired.
We are technology-agnostic, enabling us to embrace evolving advances in technology as they become scalable and economically viable. Consequently, we can deliver innovative solutions that meet evolving customer needs, regulatory environments and energy market conditions. For example, our diesel generators can be run on hydrotreated vegetable oil and 49% of our gas fleet can run on biogas, supporting the reduction of greenhouse gas emissions by up to 80% (when comparing hydrotreated vegetable oil to diesel) and 92% respectively (when comparing biogas to natural gas), helping our customers reach their decarbonization goals faster.
Simple, focused business operating model
Flat management structure
We operate a flat management structure which enables rapid decision-making, with regional leaders taking full accountability for the performance of their businesses. Our executive management team members each have between 20 to 40 years of industry experience, bringing complementary skill sets across engineering and technology, sales, logistics solutions and equipment management. They are experts in safely managing large, global workforces across multiple end markets. We believe this management structure allows us to be entrepreneurial and agile, delivering safely and at pace for our customers.
Disciplined five-step operating model
We focus on five key steps to set clear priorities and drive accountability:
•
A constant focus on cost efficiency supports structurally lower operating costs and our ability to be competitive across the market

•
Driving day-to-day performance, using data-led decision-making, helps us consistently deliver high levels of execution and accountability

•
A disciplined and consistent approach to capital investment and allocation to support growth across regions and sectors

•
Accretive, value-adding M&A allows us to fill skill gaps and build a stronger presence across geographies, sectors and equipment types, further expanding our offering and accelerating growth

•
Building capabilities for our future growth, by developing existing talent and hiring new talent through our in-house recruitment team, supports continued best-in-class service delivery and employee engagement

Using AI to support productivity
We are increasingly using AI to enhance decision making, improve operational performance and support innovation across our business. We deploy AI tools to help our sales teams profile countries, sectors and target customers, prioritize opportunities and improve the quality of our sales plans. Our data-driven remote management services offer 24/7 access to our operating assets and are supported by AI. Technicians use AI, automation and machine learning to inform data-driven decisions – analyzing alarms, identifying root causes and resolving issues quickly. This reduces downtime, improves safety and reliability, and enhances customer experience. Chat-bots and agents developed in-house also provide employees with streamlined access to information, supporting faster, more informed decision-making. We expect to expand our use of AI as the technology evolves, further enhancing our customer service, capabilities and efficiency.
Our Market Opportunity – Mission-Critical Demand Meets Structural Supply Deficits
Electrification needs are accelerating and power grids across the world are aged, underinvested and failing to meet the demand. We believe the combination of these factors presents a structural growth opportunity, pervasive across all industries, that is currently being amplified by the rise in data centers capacity.
Large, fast-growing market
According to management estimates, the energy SAM, spanning temporary and semi-permanent power, temperature control and ancillary services, was approximately $49 billion in 2025 and is forecast to grow at a CAGR of 6% in real terms (not adjusted for inflation) from 2025 to 2030, to reach a market size of approximately $66 billion in 2030. Americas and Europe are projected to have the highest growth potential, with a forecast CAGR of 8% and 7%, respectively, from 2025 to 2030.
Energy Solutions SAM and SAM Growth by Region
Represents values and growth in real terms (not adjusted for inflation)
Management estimates; Note: Temporary power refers to power sources installed for weeks or months (for example, maintenance, emergency outage, bridging); Semi permanent power refers to power sources installed for a long duration, potentially the life of the asset (for example, behind-the-meter or primary power for off-grid solutions); AMEAPAC refers to Africa, Middle East and Asia Pacific; 1 Excluding non-applicable countries: China, Russia and high-risk countries 2 Excluding Eurasia and events 3 The estimated compound annual growth rate of the energy solutions serviceable addressable market from management estimates.
Continued widespread electrification
Electrification is accelerating across the global economy. This includes transportation, residential (heat pumps and electric boilers) and industrial processes (automation), as customers replace fossil fuel-based technologies with electric alternatives to support decarbonization and improve energy efficiency. According to the International Renewable Energy Agency (the “IRENA”), under a revised 1.5°C scenario, electricity is projected to represent a substantially larger share of global total final energy consumption over the coming decades, with the global electrification rate increasing from 22% in 2023 to 35% in 2035 and 54% by 2050. In transport, electrification is estimated to rise from 1% to 15% to 47%; in industry, from 27% to 34% to 42%; and in buildings, from 36% to 57% to 77%, in each case over the same periods. To accommodate this rapid electrification, the IRENA estimates that average annual global investment in grids must rise to around $1.0 trillion each year between 2026 and 2035 and $1.2 trillion between 2036 and 2050, compared with approximately $0.55 trillion expected in 2026 according to the International Energy Agency (the “IEA”).
The IEA projects that global electricity demand growth will increase from 2026 to 2030 to an average of 3.6% per year, compared to 2.8% per year over the past decade. This implies average incremental demand of approximately 1,100 TWh per year through 2030, compared to approximately 700 TWh per year from 2015 to 2025, according to the IEA. This represents an increase of 1.6 times.
Reindustrialization in Western economies is accelerating the need for power solutions
A growing focus on sovereignty and strategic power autonomy has led governments to establish industrial strategies and policy targets to strengthen domestic capabilities and secure key supply chains (for example, the European Union has announced its objective to source 10% of strategic minerals from domestic mining by 2030). According to Capgemini, 73% of organizations (with annual revenue above $1 billion, across 13 sectors and 11 countries in the United States and Europe) have reindustrialization strategies in place or in development as of January 2026, up from 66% in 2025 and 59% in 2024. As companies relocate production closer to their end markets, these modern automated facilities require reliable, high-quality power and contribute to incremental electricity demand.
Rapid expansion of AI-enabled computing and hyperscale data centers
According to the IEA, electricity consumption from AI-focused data centers increased approximately 50% in 2025 from 2024. The IEA projects that total electricity demand from data centers will roughly double from 485 TWh in 2025 to 950 TWh in 2030 and electricity consumption from AI-focused data centers will triple in this period. Lengthy grid connection queues and grid expansion timelines are leading data center developers increasingly to evaluate on-site generation, including hybrid configurations that combine on-site generation and storage with a grid connection.
Data center expansion also creates knock-on impacts
Potentially higher utility rates and an increased risk of service interruptions are leading customers in sectors other than data centers to adopt our energy solutions and to invest in more energy-efficient equipment to help maintain business continuity and manage operating costs.
Regulation and policy increasingly support on-site power adoption at industrial facilities
With utilities facing constraints in delivering timely interconnections and capacity upgrades, industrial operators are increasingly exploring self-supply strategies to keep projects on schedule. Government and energy regulators’ programs and initiatives are also supporting the adoption of on-site power. For example, the U.S. Department of Energy’s Onsite Energy Program offers region-specific technical assistance for industrial sites and other large energy users deploying on-site generation and storage. In Ireland, regulators have flagged data centers’ load growth as a risk to electricity security and new projects will be required to meet an 80% local renewable energy threshold and implement on-site generation to reduce strain on the grid.
Supply challenges
Delayed time-to-power creates a need for bridging and flexible solutions
According to the IEA, more than 2,500 GW of projects worldwide, including renewables, energy storage and large loads such as data centers, are delayed in grid interconnection queues. As grid investment has lagged generation additions, congestion and curtailment have increased across many power systems. This constraint is amplified by a mismatch in timelines: the IEA estimates that grid infrastructure may take approximately five to 15 years to plan, permit and build, while solar photovoltaic (PV) and wind projects may be developed in approximately one to five years and data centers in one to three years. Prices, lead times for key grid components, which have nearly doubled over the past five years (according to the IEA), and labor shortages are causing further delays and cost increases.
Supply constraints on new gas power generation capacity
According to Electric Power Research Institute (the “EPRI”), order-to-delivery timescales for large natural gas turbines are now more than five years. Similarly, smaller turbines now take 18 to 36 months. At the same time, EPRI research shows that average gas turbine prices have increased from approximately $2,000/kW to $3,000/kW, a nearly 50% increase. We believe these delays and higher costs are no longer temporary market disruptions. They are becoming a structural constraint on how quickly utilities and developers can respond to rising electricity demand.
Aging, underinvested infrastructure is a national security risk
In advanced economies, electricity grids tend to be older, with some transmission and distribution lines having been in service for 50 years or more, according to the IEA. Specifically, the IEA reports that the United States and certain countries in Europe, together with Japan, have a high proportion of their grids dating back more than 20 years. As grid equipment ages, reliability may decline, increasing the risk of outages. Older assets are also more vulnerable to extreme weather, cyber risks and geopolitical disruptions, further increasing focus on resilience, faster restoration and flexible, reliable solutions.
As the world runs hotter and grids run harder, temperature control keeps growing
In 2025, the world experienced its third-warmest year on record and cooling degree days (a measure of cooling needs) stayed well above the average from 2000 to 2019, according to the IEA. Over the same period, the IEA reported that colder winters in advanced economies drove increased heating demand. We believe these developments reflect a broader trend towards more frequent temperature extremes, increasing both cooling and heating requirements and creating demand for temperature control solutions.
Government capital constraints are pushing investment towards private-market solutions
According to the International Institute for Sustainable Development, while G20 governments are financing renewable energy, it is not yet at the pace needed. Government support for renewable energy in the G20 reached an estimated $169 billion in 2024. This is significant, but still far below fossil fuel support and not yet sufficient to match today’s energy security, affordability and resilience challenges. This dynamic is creating a structurally supportive backdrop for private-market, modular, hybrid energy solutions that can be installed on customer sites or at the edge of the grid, providing bridging power and resilience, while at the same time lowering emissions.
Intermittency challenges
Output of renewables is intermittent, depending on weather and operating conditions
For the first time in 100 years, renewables overtook coal power in the global electricity mix. Continued rapid growth in solar and wind pushed this share above a third of global generation, according to Ember. Under the IRENA’s revised 1.5°C scenario, renewables are projected to represent an increasing share of electricity generation, rising from 30% in 2023 to 78% by 2035 and 92% by 2050. As renewable penetration rises, grids face greater intermittency challenges and need additional support to maintain reliability, especially during periods of unexpected system stress (for example, extreme weather events). Consistent with this dynamic, the IRENA estimates that approximate daily flexibility needs will increase from 7% in 2019 to 13% by 2030 and 30% by 2050, reflecting higher balancing requirements.
Our Competitive Strengths
We believe our scale, expertise and technology-agnostic approach allow us to capitalize on the structural electrification and temperature control growth opportunity, and to gain share in a large and growing market.

Highly diversified business, operating at a global scale
Ability to serve customers globally
We have the capabilities to compete globally across all energy and temperature control solutions. We are technology-agnostic in solving our customers’ problems through highly engineered and flexible modular solutions. We operate a network of 275 locations across more than 80 countries. Our global footprint and logistics networks allow us to serve multinational customers who require consistent service quality and operational reliability across multiple countries and regions.
Structural stability anchored by geographic, sector and customer diversification
Diversification underpins the resilience of our business and provides us with the flexibility to deploy resources towards the most attractive sectors as markets evolve. Since 2021, for example, we have exited 21 higher-risk countries to focus on lower-risk, more developed markets. Given our diversification, our performance is not dependent on conditions in any single geographic market or sector, and our global scale enables us to manage through localized challenges while maintaining overall business momentum. Our stability is further supported by our diversified customer profile, with the top ten customers representing only 19% of our net revenue in 2025 and the top 100 representing only 43% of our net revenue.
Reliable and extensive infrastructure
With 275 locations and approximately 120,000 assets globally, representing over 17 GW of capacity, we can respond to our customers’ needs anywhere in the world with speed and reliability, deploying solutions in weeks rather than the years required to build permanent infrastructure. This scale reflects decades of investment, relationships, regulatory approvals, supplier partnerships and operational expertise.
Breadth of solutions to solve our customers’ most complex energy challenges
Examples of the complex issues our engineering teams solve
Technology integration: We integrate power (diesel, gas or alternative power), renewables and battery storage into a hybridized solution coordinated through microgrid automation that aligns real-time load demand with solar forecasts to maximize renewable penetration. Battery energy storage systems (BESS) are configured for network stability, voltage support, frequency response and load balancing, while reducing fuel usage.
Wide range of EPC-level engineering and testing: We engineer and test the full system end-to-end, from site planning and compact layout / civil infrastructure design through to detailed equipment placement and interconnection. We build in safety and reliability via grounding and coordinated protection to reduce the risk of incidents and mitigate shock and arc-flash hazards. We validate performance through power-flow modeling and fault analysis to confirm voltage/current behavior and correctly size protective equipment, then test panels, transformers, and safety devices to applicable standards and deliver complete documentation (reports, diagrams, safety labels) for the entire system solution.
Solving mission-critical energy challenges
Energy security and reliability are top priorities for our customers. We deliver mission-critical solutions, ensuring uninterrupted power and temperature control to prevent financial loss, operational issues, or reputational harm.
Our breadth, expertise and delivery excellence mean we are trusted by our customers across a wide variety of projects and geographies: from enabling rapid hyperscale AI growth in the United States where grid infrastructure does not exist and timing is critical, to bringing reliable electricity to the heart of the Amazon rainforest, to powering a world-class mine in one of the most remote locations in Australia, to supporting Formula 1 in its pledge for net zero across the world.
We are a service provider of choice for AI-focused data center operators given our expertise and track record of mobilizing large, containerized energy solutions with the highest degree of delivery certainty. This is evidenced by two large (135 MW and 86 MW), multi-year contracts recently won with a blue-chip data center developer in the United States.

Differentiated service offering supporting the full project lifecycle
Our ability to support customers throughout their project lifecycle sets us apart. Customers choose us when they want fully integrated solutions – not just equipment. Temperature control applications often require power as well – and we benefit from the pull-through synergies across the two product types. Customers choose us when they want a range of power outputs up to 250 MW across different generating technologies, with the flexibility to ramp up and down in a cost-effective way during the project lifecycle, unlike other suppliers who tend to provide only specific types of equipment. They choose us when they want either short-duration or long-duration solutions – unlike independent power producers, who only provide long-term solutions. And they choose us when they need a partner with decades of experience of reliable delivery – unlike emerging integrated providers with shorter track records and more limited experience.
Large-scale, future-proofed asset base
Flexible, technology-agnostic approach supporting higher capital efficiency
Our technology-agnostic approach provides significant flexibility in the design of our solutions, as compared to other providers with specialized equipment tied to specific technologies or solutions. Our fleet can be readily redeployed across different sectors, geographies, applications and contract durations, providing improved capital efficiency.
Future-proofed through our adoption of new technologies
We adopt new technologies where they are aligned with our disciplined capital allocation approach and offer proven scale and economic viability. As battery storage, hydrogen-compatible generation, advanced grid integration capabilities and other emerging technologies mature, we can incorporate them into our fleet and solutions portfolio to meet decarbonization objectives, regulatory changes and evolving customer requirements.
Technical collaboration with our suppliers
We work with a diverse set of original equipment manufacturers across a broad range of technologies. Our experts have developed deep, longstanding supplier partnerships with strong technical collaboration, including joint product development and early access to new equipment.
Leading technical expertise and operational excellence in delivery
An experienced and engaged team of technical experts
Success is driven by our experienced leadership team and our global team of approximately 8,000 colleagues who are disciplined in operational excellence. Our annual all-employee engagement survey, which uses an independent organization to collect anonymous employee responses, indicates a high level of engagement at 83%, as of May 2026. This is significantly above the external market benchmark of 74%, which is measured by the same independent organization aggregating millions of responses across thousands of companies to create benchmark data. Our large pool of technical talent represents decades of accumulated knowledge and our technical engagement with our customers is a key differentiator.
Investing in and growing our talent
We are actively attracting and growing our talent. We have made a significant investment in our internal recruitment team, which is driving growth in our pool of technical talent – in 2025, we welcomed 1,385 new colleagues, of whom 592 are technicians and 173 are salespeople. We continuously invest in our highly capable industry experts, from early careers (with 92 colleagues joining us in 2025) to senior leadership positions, covering skills ranging from technical expertise to sales and business development. In 2025, we delivered approximately 144,000 hours of employee training, including over 12,000 technical in-person training hours and 511 technical in-person courses.

Safety-first culture
The health and safety of colleagues, customers and partners worldwide is fundamental to everything we do. Our robust Health, Safety, and Environment (“HSE”) framework adapts to local cultures, laws and regulations. We use our Standard Zero framework to guide risk management at every location. We ensure equipment safety at every stage – specification to design changes to operational requirements – collaborating with engineering, quality and safety teams throughout the equipment lifecycle.
Industry-leading levels of customer satisfaction, driving high customer loyalty and repeat business
Best-in-class customer satisfaction driving high repeat revenue
The quality of our service delivery, underpinned by strong customer retention and repeat business, has earned us a Net Promoter Score of 63 in response to the question “how likely are you to recommend each vendor to a peer or colleague?” This score compares to 9 for alternative providers and exceeds the industry standard range of 30 to 50. The Net Promoter Score measures customer loyalty as the net of promoters as compared to detractors divided by total respondents. Our Net Promoter Score is supported by a highly favorable response profile, with 64% of respondents identifying as promoters, 35% as neutral and 1% as detractors. Approximately 60% of our 2025 revenue was generated from customers who have contracted with us for at least three of the last five years, and eight out of our top ten customers have contracted with us for at least the last five years. In addition, more than 55% of our 2025 revenue was generated from customers who have been with us for more than five years, and more than 85% from customers who have contracted with us for more than one year.
High and increasing levels of contractual visibility
We are increasingly signing longer-duration contracts that provide contracted revenue beyond the current financial year. For the year ended January 3, 2026, approximately 50% of our net revenue was generated from contracts lasting more than one year and approximately 30% was generated from contracts longer than three years. This is complemented by meaningful repeat engagement within contracts of less than one year, where 56% of 2025 net revenue came from customers that contracted with us in at least two of the last three years and 26% of 2025 net revenue was attributable to customers that contracted with us in each of the last five years. Long-standing customer relationships within contracts of less than one year further support demand durability, with 44% of 2025 net revenue generated from customers with a relationship of more than ten years, 57% with a relationship of more than five years and 79% with a relationship of more than one year, reflecting a revenue mix anchored by established customers.
Contract Duration as % of 2025 Net Revenue	Secured Net Revenue(1) as of July 2025 and July 2026 ($ in millions)(2)

(1) Secured Net Revenue represents contracted revenue for the provision of services consistent with our normal course of business, relating to designing, deploying and optimizing engineered energy and temperature solutions across our global customer base. Our contracts may only be terminated in accordance with agreed contractual termination provisions. Where a minimum contractual period is established, our contracts typically may not be terminated by our customers during that period without payment for the full minimum contractual period. Secured Net Revenue only includes net revenue from the minimum contractual period in which such termination provisions apply. Secured Net Revenue relates to discrete fiscal reporting years as described in “Presentation of Financial and Other Information—Reporting Year”. The value increases shown in 2026 relative to 2025 primarily result from a U.S. summer event (impacting 2026 only) and two data center contract wins in the U.S. for the provision of solutions (across all years presented) which include gas generators, engineering services and the provision of fuel management services.
(2) Fully contracted net revenue as of July 2025 and July 2026, in USD at constant foreign exchange rates. Excludes acquisitions of MiT and Krill in 2025. Current Year + 1 represents contracted net revenue as of July 2025 for the fiscal year 2026 and as of July 2026 for the fiscal year 2027. Current Year + 2 represents contracted net revenue as of July 2025 for the fiscal year 2027 and as of July 2026 for the fiscal year 2028. This metric is not intended to be a substitute for GAAP revenue and may not be comparable to similar measures used by other companies.
Our Growth Strategy
Our business has a track record of strong growth and financial returns. This has been achieved primarily through operational efficiency and organic investment in our fleet, augmented by selective, value-adding acquisitions.
For the year ended January 3, 2026, we generated a net loss of $(113) million, a net loss margin of (3%), Adjusted EBITDA of $1.3 billion and an Adjusted EBITDA Margin of 37%. The difference between our net loss and Adjusted EBITDA for the year was primarily driven by (i) $647 million of interest expense, net, comprised of $400 million in interest on external borrowings (associated with our $5.9 billion outstanding indebtedness as of January 3, 2026) and $249 million of unfavorable foreign exchange impacts, and (ii) $543 million of depreciation and amortization expense, of which $365 million related to fleet depreciation reflecting our continued capital investment in revenue growth. For the year ended December 28, 2024, we generated a net income of $34 million, a net income margin of 1%, Adjusted EBITDA of $1.1 billion and an Adjusted EBITDA Margin of 37%. The difference between our net income and Adjusted EBITDA for the year was primarily driven by (i) $288 million of interest expense, net, comprised of $386 million in interest on external borrowings (associated with our $4.1 billion outstanding indebtedness as of December 28, 2024) which was partially offset by $103 million of favorable foreign exchange impacts, and (ii) $458 million of depreciation and amortization expenses, of which $307 million relate to fleet depreciation. For the year ended December 30, 2023, we generated a net loss of $(145) million, net loss margin of (6)%, Adjusted EBITDA of $0.9 billion and Adjusted EBITDA Margin of 36%. The difference between our net loss and Adjusted EBITDA for the year was primarily driven by (i) $369 million of interest expense, net, comprised of $305 million in interest on external borrowings (associated with our $3.7 billion of outstanding indebtedness as of December 30, 2023) and $68 million of unfavorable exchange impacts, and (ii) $416 million of depreciation and amortization expense, of which $284 million related to fleet depreciation. The Adjusted EBITDA we generate each year is well in excess of the required maintenance capital expenditure to maintain the size and scale of our existing fleet, providing funding for our investment in future growth.
Organic growth in the most attractive markets, through disciplined capital and operational investment
Deploying growth capital expenditure to the most attractive return opportunities
We determine our growth capital expenditure plans based on a clear investment framework focused on anticipating customer demand and allocating our resources to the highest return opportunities. Given the expected strong growth in energy demand discussed above, we intend to continue deploying further growth capital expenditure to capture the market opportunity. Growth capital expenditure is a function of several factors, including our level of net revenue ambition and returns targets. As such, our growth capital expenditure is discretionary. Subject to our supplier commitments, obligations and market conditions, we can at any time choose to deliver lower growth in net revenue and consequently reduce the growth capital expenditure requirement across the business.
We take a targeted approach to where we choose to grow, investing in the regions and sectors where we can deliver the best returns.

By geography: Our current footprint is aligned with attractive, growing markets – in the Americas and Europe, our two largest regions, the SAM is expected to grow by 1.5 times and 1.4 times respectively, from 2025 to 2030, according to management estimates. From the year ended December 30, 2023, to the year ended January 3, 2026, 86% of our growth capital expenditure was deployed in the Americas and Europe to capture this growth opportunity. At the same time, we are expanding selectively in certain emerging markets where we believe the risk-return profile is attractive. For example, India’s SAM is expected to expand by 1.6 times by 2030, and we are building a new manufacturing facility there to provide lower-cost equipment for India and other emerging markets where we see growing demand. We have also recruited new local management teams to pursue growth in other emerging market geographies.
By end-market: We allocate capital and resources to sectors experiencing the most significant growth at attractive financial returns. In data centers, for example, we develop solutions that use equipment across the full range of generators, load banks, chillers and other ancillaries. We have strong relationships with hyperscalers and large colocation players that position us well to capture growth in this sector. We are also capitalizing on the opportunities created where power demands from the data center sector are compounding grid supply shortfalls across the wider market, providing new growth opportunities for us across many other sectors.
By technology: We are investing sustainably in lower-emission and energy-transition solutions to help our customers meet their decarbonization goals, but only where commercially viable. In 2025, more than 50% of our capital expenditure was directed towards equipment supporting energy transition.
Optimizing commercial pricing while increasing customer penetration
Balancing pricing with share of wallet
Our current customers provide a strong base for continued growth. We are focused on expanding wallet share through repeat opportunities and deepening our relationships with existing customers as their energy requirements evolve.
We maintain a disciplined and dynamic pricing strategy, consistently prioritizing attractive returns and lasting customer partnerships. We utilize data science and standardized reporting across quotes, orders and deliveries, tracked on a bottom-up basis and discussed weekly by the executive leadership team, to optimize pricing and commercial performance, for both revenue and returns.
Continued investment in our salesforce will increase our capacity to compete more effectively.
Driving operational efficiencies and leverage through scale
Structurally lower operating cost base
We maintain a relentless focus on operational excellence. This is fundamental to sustaining market leadership and delivering strong financial performance. We have instilled discipline and accountability in our operating culture, centered on driving day-to-day performance, while maintaining a constant focus on cost efficiency. This has translated into a structurally lower operating cost base, which in turn allows us to remain competitive on pricing.
Substantial savings have already been captured, and active and ongoing cost management continues to drive strong annual productivity gains. As our business continues to scale, additional efficiency opportunities remain across procurement, logistics, maintenance, overheads and other cost categories. The more fixed elements of our cost base, including certain establishment and central group function costs (for example, HR, finance, IT), provide operational leverage as we grow.
Complementing organic growth with targeted, accretive M&A
Track-record of value-accretive M&A
We are experienced in M&A, having invested $807 million since 2023 across 18 acquisitions, including asset acquisitions, each enhancing our platform for future growth.

Two transactions, in particular, illustrate our approach. In 2023, the acquisition of Resolute enhanced our temperature control fleet and U.S. capability, while our acquisition of Crestchic plc (now Crestchic Limited, “Crestchic”) significantly increased our global load bank capability, including the manufacturing and assembly of new fleet. Our post-acquisition performance in these businesses has been strong. Each of Resolute’s and Crestchic’s EBITDA has approximately doubled since acquisition, driven by fleet investment, geographic expansion and commercial synergies.
Executing selective M&A at disciplined valuations
Our M&A strategy is designed to accelerate our growth through the addition of technical capabilities and specialist expertise, delivering geographic expansion and deepening customer relationships. Synergies are achieved through increased penetration of existing customer relationships, improved fleet management and operational integration. Our acquisition approach is highly disciplined and selective, focused on targets that meet clear operational and financial criteria.
Our Financial Profile
We delivered net revenue growth of 20% and 14% for the years ended January 3, 2026 and December 28, 2024, respectively. While we had a net (loss) income margin of (3)% and 1% for the years ended January 3, 2026 and December 28, 2024, respectively, we delivered a consistent Adjusted EBITDA Margin of 37% for both years, with an attractive Return on Capital Employed over the past two years (23.2% and 24.6% for the years ended January 3, 2026 and December 28, 2024, respectively). This has been achieved through a combination of rigorous operational and capital allocation discipline.
Sustained double-digit net revenue growth, outperforming the market
We delivered a 17% net revenue CAGR from 2023 to 2025, growing net revenue from $2.5 billion for the year ended December 30, 2023, to $3.4 billion for the year ended January 3, 2026. This was driven by improved contract mix, commercial and pricing initiatives, and a strategic focus on high-growth geographies and sectors, all of which was complemented by selective M&A. We have now delivered 18 consecutive quarters of period-over-period net revenue growth.
High, expanding profitability at strong margins
Over the same timeframe, our net loss improved from $(145) million for the year ended December 30, 2023, to $(113) million for the year ended January 3, 2026. This corresponded to growth in Adjusted EBITDA from $903 million to $1,260 million, with net loss margin of (3)% and Adjusted EBITDA Margin of 37% for the year ended January 3, 2026. Margin expansion has been achieved through improved mix, commercial and pricing initiatives, cost efficiencies and operational leverage. This was partially offset by investments made over the last three years in longer-term renewable energy project businesses. The net impact represents approximately 100 basis points of margin expansion since the year ended December 30, 2023.
Highly strategic capital allocation, generating an attractive return on capital
We follow a highly disciplined and consistent approach to capital investment. All new fleet investment is assessed based on current and projected capital efficiency. This capital efficiency is measured using a revenue productivity metric, defined as the expected annual equipment-related net revenue from the individual asset or class of assets, divided by its original cost. For fleet deployment decisions involving longer-term contracts, we use unlevered internal rate of return (“IRR”) to measure the expected rate of return. We have capital investment hurdles of more than 50% revenue productivity and more than 15% unlevered IRR. This rigorous approach has delivered a strong Return on Capital Employed, above 20% for the two years ended December 28, 2024 and January 3, 2026.
Ability to control cash flow by adjusting our level of growth capital expenditure
Our current plan to continue to invest in growth capital expenditure reflects our assessment of future customer demand in the context of overall market growth. However, the discretionary nature of our growth capital expenditure provides the opportunity to scale it up or down according to our prevailing financial priorities.

Our Sponsors
About TDR Capital
TDR Capital LLP (“TDR Capital”) is a leading private equity investor with over €16 billion of assets under management and seeks to invest in a small number of growing, strong and resilient businesses. TDR Capital has a 24-year track record as a conviction investor. Funds managed by TDR Capital are currently invested in around 15 portfolio companies across a variety of sectors, including business services, financial services, retail, consumer and leisure. TDR Capital works collaboratively with portfolio company management teams to deliver on a shared vision for growth and value creation, leveraging its investment, operational and data science expertise to help bring about sustainable, positive and transformational change within the businesses it backs.
About I Squared Capital
I Squared Capital Advisors (US) LLC (“I Squared Capital”) is a leading independent global infrastructure investor dedicated to the mid-market, managing $60 billion in assets. Founded in 2012, I Squared Capital has evolved into one of the most diverse infrastructure investors in the world, with investments across power and utilities, transportation and logistics, digital infrastructure, environmental infrastructure, and social infrastructure, providing essential services to millions of people globally. Today, the firm’s portfolio (including realized assets) includes over 100 companies operating in more than 115 countries and employing more than 110,000 people. Headquartered in Miami, I Squared Capital has a global team of over 350 employees across nine offices in Abu Dhabi, London, Munich, New Delhi, São Paulo, Singapore, Sydney and Taipei.
Following the Reorganization Transactions (as defined below), the Concurrent Sponsor Contribution (as defined below), the Sponsor Purchase (as defined below) and the completion of this offering, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, funds managed by TDR Capital (collectively, “TDR”) and funds managed by I Squared Capital (collectively, “I Squared”) are expected to own approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full.
Our Structure / Reorganization and Other Transactions
Both prior to and following this offering, all of our business operations have been and will be conducted through JVCo and its direct and indirect subsidiaries.  Prior to the Reorganization Transactions described below, Albion Topco S.à r.l., an entity beneficially owned by TDR, is the sole shareholder of Aggreko Inc. and holds a nominal amount of ordinary shares of Aggreko Inc.  Prior to the Reorganization Transactions, all JVCo equity is beneficially owned by funds managed by TDR and I Squared and, to a limited extent, management.
The following reorganization transactions (the “Reorganization Transactions”) will be consummated prior to the consummation of this offering:
•
Certain entities beneficially owned by TDR and I Squared formed a holding company (the “Sponsor Holdco”) to which they will contribute a majority of their ordinary shares of JVCo. The Sponsor Holdco will be a wholly owned subsidiary of a parent holding company (the “Parent Holdco”), which will be jointly owned by TDR and I Squared;

•
TDR, I Squared and the Sponsor Holdco will contribute all of their ordinary shares of JVCo to Aggreko Inc. in exchange for ordinary shares of Aggreko Inc.; and

•
As part of the Management Incentive Schemes Issuance (as defined below), members of management will contribute all of their ordinary shares of JVCo to Aggreko Inc. in exchange for ordinary shares of Aggreko Inc.

As a result of the above, following the Reorganization Transactions, JVCo will be a wholly owned subsidiary of Aggreko Inc.
A portion of our ordinary shares issued in the Reorganization Transactions to TDR and I Squared will be based on the price of the ordinary shares offered in this offering. Based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of

this prospectus, such portion will consist of             ordinary shares. Based on the initial public offering price range as set forth on the cover page of this prospectus, the number of ordinary shares to be directly or indirectly issued in the Reorganization Transactions (i) to TDR is expected to be a maximum and minimum of             and             ordinary shares, respectively, and (ii) to I Squared is expected to be a maximum and minimum of             and            ordinary shares, respectively.
Additionally, as part of the Reorganization Transactions, certain of JVCo’s and its affiliates’ executive officers and other senior management will receive fully vested ordinary shares of Aggreko Inc. in exchange for securities received in connection with existing management incentive schemes, including as a result of the liquidation of JVCo’s Management Incentive Plan (collectively, the “Management Incentive Schemes Issuance”). The aggregate number of our ordinary shares that holders will receive in connection with such Management Incentive Schemes Issuance will be based on the price of the ordinary shares offered in this offering. The aggregate number of our ordinary shares that holders will receive in connection with the Management Incentive Schemes Issuance will be             ordinary shares, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the number of ordinary shares to be issued to holders in connection with the Management Incentive Schemes Issuance is expected to be a maximum and minimum of             and             ordinary shares, respectively.
Concurrent Sponsor Contribution
In addition to the Reorganization Transactions, in connection with this offering, TDR and I Squared intend to complete the Concurrent Sponsor Contribution (as defined below). TDR and I Squared intend to finance the Concurrent Sponsor Contribution through debt financing (the “Sponsor Debt Financing”) borrowed by the Sponsor Holdco, which will be the direct owner of a portion of our ordinary shares issued in the Reorganization Transactions, as well as ordinary shares issued in the Concurrent Sponsor Contribution. Following this offering, the Sponsor Debt Financing is intended to be refinanced by the issuance of notes by the Sponsor Holdco (the “PIK Notes”). The Sponsor Debt Financing and the PIK Notes will be secured by shares of the Sponsor Holdco, shareholder loans to the Sponsor Holdco (if any) and over bank accounts of the Sponsor Holdco. The ordinary shares of the Company held by the Sponsor Holdco will not be charged or pledged to the lenders under the Sponsor Debt Financing or the future holders of the PIK Notes. Aggreko Inc. and its subsidiaries will not have any obligations under the Sponsor Debt Financing or the PIK Notes and will not guarantee or provide any security for the Sponsor Debt Financing or the PIK Notes. The Sponsor Debt Financing and the PIK Notes will not have any financial or other maintenance, share price or performance-related covenants or margin call requirements. Cash interest payments on the Sponsor Debt Financing will be pre-funded from the proceeds of the Sponsor Debt Financing into a segregated reserve account of the Sponsor Holdco. While cash interest payments on the PIK Notes for the first 12 months are expected to be pre-funded from the proceeds of the PIK Notes, thereafter the interest will accrue on a pay-in-kind basis unless the Sponsor Holdco has sufficient cash available to cover the cash interest payment for the relevant period. The Sponsor Holdco will be jointly beneficially owned by TDR and I Squared.
The Sponsor Holdco has agreed to make a contribution (the “Concurrent Sponsor Contribution”) of up to $     million to the equity of Aggreko Inc. in the form of the purchase of ordinary shares at the price of the ordinary shares offered in this offering, with such contribution resulting in the net leverage ratio at Aggreko Inc. and its subsidiaries (the “Pro Forma Net Leverage Ratio”) being no more than       x based on the initial public offering price range as set forth on the cover page of this prospectus, calculated on a pro forma basis to reflect cash on hand, the net proceeds from this offering and its application as described in this prospectus, the Reorganization Transactions, the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances (as defined below).
The number of ordinary shares to be issued to the Sponsor Holdco in the Concurrent Sponsor Contribution will vary based on the price of the ordinary shares offered in this offering. The aggregate amount of the Concurrent Sponsor Contribution will be determined by the maximum amount of proceeds (“Total Commitments Amount”) from the Sponsor Debt Financing, less certain fees, costs, deposits and other amounts to be paid in accordance with the Sponsor Debt Financing agreements and the purchase price paid by the sponsors in connection with the Sponsor Purchase (as defined below). In the event the foregoing amount and the remaining proceeds from this offering (following the application of such net proceeds as described in this prospectus) would otherwise result in a Pro Forma Net Leverage Ratio of less than       x, the Concurrent Sponsor Contribution shall be reduced on a corresponding 1-to-1 dollar-for-dollar basis. Such reduction would occur if the net proceeds of this offering exceed $    . Any remaining net proceeds following the application of such proceeds as described in this Prospectus shall be reflected as cash on hand, including for purposes of calculating the Company’s Pro Forma Net Leverage Ratio. The Total Commitments Amount and the threshold for reduction of the Concurrent Sponsor Contribution above have been estimated based on a Euro to U.S. Dollar exchange rate of             , the exchange rate as of the close of trading on             , 2026 (the “Assumed Exchange Rate”).  Each increase (decrease) in the Assumed Exchange Rate by 1% would increase (decrease) the aggregate amount of the Concurrent Sponsor Contribution by $    .
Based on an assumed initial public offering price of $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the Sponsor Holdco will contribute $     to us in exchange for              of our ordinary shares in the Concurrent Sponsor Contribution. Based on the initial public offering price range as set forth on the cover page of this prospectus, the Sponsor Holdco is expected to receive a maximum and minimum of              and              of our ordinary shares, respectively, in the Concurrent Sponsor Contribution.
The following diagram reflects our simplified organizational structure after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution and this offering:

Sponsor Purchase
In connection with this offering, the Sponsor Holdco has agreed to purchase our ordinary shares for an aggregate amount of $20.0 million and $10.0 million from our Chief Executive Officer and our Chief Financial Officer, respectively, at the price of the ordinary shares offered in this offering (the “Sponsor Purchase”). Based on an assumed initial public offering price of $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate number of our ordinary shares that the Sponsor Holdco will purchase from our Chief Executive Officer and our Chief Financial Officer in connection with the Sponsor Purchase will be             and             ordinary shares, respectively. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares purchased by the Sponsor Holdco from our Chief Executive Officer and our Chief Financial Officer pursuant to the Sponsor Purchase will be a maximum and minimum of             and             , respectively.
Following the Reorganization Transactions, the Concurrent Sponsor Contribution, the Sponsor Purchase and the completion of this offering, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, TDR and I Squared are expected to own approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full. Based on the initial public offering price range as set forth on the cover page of this prospectus, (i) TDR is expected to own, directly or indirectly, a maximum and minimum of approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full and (ii) I Squared is expected to own, directly or indirectly, a maximum and minimum of approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full.
Directors Co-Invest Issuances
In connection with this offering, our director nominees, Christopher Kearney and Jeffrey H. Black, have agreed to purchase, and we have agreed to sell, in concurrent private placement transactions, our ordinary shares in an aggregate amount of $             each, at the price of the ordinary shares offered in this offering (the “Directors Co-Invest Issuances”). Based on an assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate number of our ordinary shares that Mr. Kearney and Mr. Black will receive in connection with the Directors Co-Invest Issuances will be             ordinary shares each. Based on the initial public offering price range as set forth on the cover page of this prospectus, the number of ordinary shares to be issued to Mr. Kearney and Mr. Black in aggregate in connection with the Directors Co-Invest Issuances is expected to be a maximum and minimum of             and                ordinary shares, respectively.
Corporate Information
We were incorporated as Aggreko Inc. in the Cayman Islands as an exempted company with limited liability on April 30, 2026. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 345 949 8066. Our corporate offices are located at 7th Floor Sentinel Building 103 Waterloo Street, Glasgow, G2 7BW, United Kingdom. Our telephone number at this address is +44 (0) 141 551 6000. Investors should contact us for any inquiries through the address and telephone number of our corporate offices. Our principal website is www.aggreko.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
Risk Factors Summary
Investing in our ordinary shares involves a high degree of risk. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:

Risks Related to Our Business
•
A slowdown in economic conditions or adverse changes in the level of economic activity or other economic factors specific to our customers or their sectors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•
Global macroeconomic uncertainty and unfavorable global economic conditions caused by political instability and conflicts may have a material adverse effect on our business, financial condition, and results of operations.

•
Our international operations, particularly in emerging markets, expose us to risks inherent to international business, any of which could affect our results of operations.

•
Trends in commodities prices could adversely affect the level of exploration, development and production activity of certain of our customers and, consequently, the demand for our equipment and services.

•
Our industry is highly competitive, and competitive pressures or a delay in identifying and responding to customer needs, expectations or trends could lead to a decrease in our market share or in the prices that we can charge.

•
We face intense competition that may lead to customers switching to other providers, downward pricing or an inability to increase prices.

•
We may fail to respond adequately to changes in technology and customer demands.

•
We incur maintenance and repair costs associated with our equipment fleet, which we may be unable to pass along to our customers and which may be greater than anticipated.

•
The cost of purchasing equipment components for use in our equipment may increase.

•
Increases in fuel costs or reduced supplies of fuel could harm our business.

•
Our equipment fleet may not function properly, become damaged or lost or become obsolete.

•
We are exposed to a variety of claims and losses arising from our operations, and our insurance may not cover all or any portion of such claims.

•
Environmental, health, and safety laws and regulations and the costs of complying with them, or any regulatory changes that impact the demand for our services, could materially adversely affect our financial position, results of operations and cash flows.

•
Our operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our information systems, future revenue, financial condition, cash flows and increase our costs and expenses.

•
Part of our strategy includes pursuing strategic transactions and divestitures, which could disrupt our business or change our business profile significantly.

•
Unfavorable conditions or disruptions in the capital and credit markets may adversely affect business conditions and the availability of credit.

•
We may be unable to collect amounts due from customers, and our operating results could be adversely affected.

•
We are subject to foreign currency exchange rate fluctuations, which may have a material adverse effect on our financial condition or results of operation.

Risks Related to Information Technology, Data Security and Privacy, and Intellectual Property
•
We and our third-party service providers are heavily reliant upon communications networks and centralized information technology (“IT”) systems, and the concentration of these systems may expose us to risks, including the risk of the misuse or theft of information or compromise of our IT systems as a result of cybersecurity breaches or otherwise, which could harm our brand, reputation or competitive position and give rise to material legal or financial liabilities, which could in turn materially adversely affect our business, results of operations, and financial condition.

•
We may not be able to obtain, maintain, protect or enforce our intellectual property and other proprietary rights that are material to our business, and third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property or other proprietary rights.

Risks Related to Taxation, Legal and Regulatory Compliance
•
Changes in tax laws or challenges to any tax position we take could adversely affect our results of operations and financial condition.

•
Our business is subject to the tax environment in each of the countries in which we operate, including those in emerging markets, and changes in any such tax environment could have a material adverse effect on our business, net assets, financial condition, cash flows and results of operations.

Risks Related to Our Capital Structure
•
Our subsidiaries have substantial leverage and debt service obligations, which could adversely affect our business and our ability to deliver value to our shareholders.

•
Despite our subsidiaries’ high level of indebtedness, we may be able to incur significant additional amounts of debt or make certain restricted payments, which could further exacerbate the risks associated with our subsidiaries’ substantial indebtedness.

•
Certain of our debt agreements impose significant operating and financial restrictions on our subsidiaries that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities.

Risks Related to Our Ordinary Shares and this Offering
•
The market price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares in this offering.

•
We are controlled by TDR and I Squared, whose interests may be different than the interests of other holders of our securities.

Implications of Being a Foreign Private Issuer
We are a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act creating liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
certain more stringent executive compensation disclosure rules.

In addition, the corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We have not yet determined which exemptions we will rely upon.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Management—Corporate Governance Practices.”

THE OFFERING
Issuer
Aggreko Inc.
Offering of ordinary shares
             ordinary shares.
Option to purchase additional ordinary shares
We have granted the underwriters an option to purchase up to            additional ordinary shares within 30 days of the date of this prospectus to cover over-allotments.
Ordinary shares to be issued and outstanding after this offering
            ordinary shares (or            ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full), based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the maximum and minimum number of ordinary shares to be issued and outstanding after this offering, the Reorganization Transactions, the Concurrent Sponsor Contribution, the Sponsor Purchase and the Directors Co-Invest Issuances, are            ordinary shares and            ordinary shares, respectively. See “—Our Structure / Reorganization and Other Transactions,” “—Concurrent Sponsor Contribution,” “—Sponsor Purchase” and “Directors Co-Invest Issuances” and “Capitalization.”
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $    (or approximately $     if the underwriters exercise their option to purchase additional ordinary shares in full) based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds we receive from this offering, together with the net proceeds of the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances, to repay certain indebtedness, including $     to repay all outstanding borrowings under our Revolving Facilities, without a reduction in commitment, and $     to repay a portion of our outstanding borrowings under our Senior Term Facilities, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus. We intend to use the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”
Voting rights
The holders of ordinary shares are entitled to one vote per share on all matters to be voted on by such shareholders.
Upon the completion of this offering, investors purchasing ordinary shares in this offering will own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full), TDR will own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full), and I Squared will own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary

shares in full), based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus.
Based on the initial public offering price range as set forth on the cover page of this prospectus, (i) TDR is expected to own, directly or indirectly, a maximum and minimum of approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full and (ii) I Squared is expected to own, directly or indirectly, a maximum and minimum of approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full.
Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends, subject to certain exceptions. See “Dividend Policy.”
Listing
We have applied to list our ordinary shares on the NYSE, under the symbol “AGKO.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Concurrent Sponsor Contribution
TDR and I Squared have agreed that concurrently with the consummation of this offering, they will contribute, through the Sponsor Holdco, up to $     to the equity of the Company in the form of the purchase of            ordinary shares at the price of the ordinary shares offered in this offering (the “Concurrent Sponsor Contribution”), based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the Sponsor Holdco is expected to receive a maximum and minimum of            and             of our ordinary shares, respectively, in the Concurrent Sponsor Contribution.
We intend to use a portion of the net proceeds we receive from the Concurrent Sponsor Contribution, together with the net proceeds of this offering and the net proceeds of the Directors Co-Invest Issuance, to repay certain indebtedness, including $       to repay all outstanding borrowings under our Revolving Facilities, without a reduction in commitment, and $       to repay a portion of our outstanding borrowings under our Senior Term Facilities, based on an assumed initial public offering price of $       per ordinary share,

which is the midpoint of the range set forth on the cover page of this prospectus. We intend to use the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”
Conflicts of Interest
Because affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Santander US Capital Markets LLC are lenders under our Revolving Facilities and/or Senior Term Facilities and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Revolving Facilities and/or Senior Term Facilities, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Santander US Capital Markets LLC, underwriters in this offering, are deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in compliance with the requirements of FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Robert W. Baird & Co. Incorporated has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Robert W. Baird & Co. Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Robert W. Baird & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)” for additional information.
Directed Share Program
At our request, the underwriters have reserved up to       % of the ordinary shares to be offered by this prospectus for sale, at the initial public offering price, to certain individuals and entities identified by our management. The number of ordinary shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting (Conflicts of Interest)—Directed Share Program” for additional information.
Shareholders’ Agreement
In connection with this offering, we expect to enter into a Shareholders’ Agreement (as defined herein) with TDR and I Squared, or their respective affiliates, that will provide a framework for our ongoing relationship. See “Related Party Transactions—Shareholders’ Agreement.”
Registration Rights Agreement
In connection with this offering, we expect to enter into a Registration Rights Agreement (as defined herein) with TDR, I Squared, or their respective affiliates, and certain other shareholders that will require us to register under the Securities Act of 1933, as amended (the “Securities Act”), ordinary shares held, or issuable upon exchange, by those shareholders. See “Related Party Transactions—Registration Rights Agreement.”
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
the Reorganization Transactions;

•
the Concurrent Sponsor Contribution, the Sponsor Purchase and the Directors Co-Invest Issuances;

•
filing and effectiveness of our amended and restated memorandum and articles of association, which will occur prior to the completion of this offering;

•
no exercise of the option granted to the underwriters to purchase up to             additional ordinary shares to cover over-allotments, if any, in connection with the offering; and

•
an initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The number of ordinary shares that will be issued and outstanding after this offering is based on             ordinary shares issued and outstanding as of             , 2026, and excludes:

•
             ordinary shares reserved for issuance under our Omnibus Incentive Plan (as defined below); and

•
             ordinary shares reserved for issuance under our ESPP (as defined below) and SAYE Plan (as defined below).

SUMMARY HISTORICAL FINANCIAL AND OTHER INFORMATION
The following summary historical financial and other information, including selected non-GAAP financial measures, should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements and the accompanying notes thereto included in this prospectus, and should also be read together with the information set forth under the headings “Presentation of Financial and Other Information,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of operations for prior years are not necessarily indicative of the results to be expected for any future period or our financial condition at any future date.
The consolidated financial information as of July 4, 2026 and June 28, 2025 and for the six months ended July 4, 2026, and June 28, 2025, has been derived from the unaudited condensed consolidated financial statements which are included in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with GAAP.
The consolidated financial information as of January 3, 2026 and December 28, 2024 and for the fiscal years ended January 3, 2026, December 28, 2024 and December 30, 2023 has been derived from the audited consolidated financial statements, which are included in this prospectus. The audited consolidated financial statements have been prepared in accordance with GAAP.
Our fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. Fiscal year 2025 represented the 53 weeks ended January 3, 2026, fiscal year 2024 represented the 52 weeks ended December 28, 2024, and fiscal year 2023 represented the 52 weeks ended December 30, 2023, respectively.
Our financial results are not reported on a constant currency basis, but rather on the basis of the exchange rates for each individual applicable period. Therefore, our financial results may not be comparable across all the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Foreign Currency.”
The following summary includes forward-looking statements, which, although based upon assumptions that we consider to be reasonable, are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. For a discussion of the risks and uncertainties that we face, see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Consolidated Income Statement Data
	Six Months Ended		Years ended
	July 4, 2026	June 28, 2025	January 3, 2026	December 28, 2024	December 30, 2023
	($ in millions, except per-share data)		($ in millions, except per-share data)
Net revenues	$1,918	$1,496	$3,416	$2,854	$2,505
Total operating expenses, net	(1,617)	(1,197)	(2,725)	(2,272)	(2,062)
Operating income	$301	$299	$691	$582	$443
Income (loss) before income tax expense	$127	$(145)	$43	$294	$44
Income tax expense	(47)	(51)	(134)	(197)	(143)
Net income (loss) from continuing operations	$80	$(196)	$(91)	$97	$(99)

	Six Months Ended			Years ended
	July 4, 2026		June 28, 2025	January 3, 2026		December 28, 2024	December 30, 2023
	($ in millions, except per-share data)			($ in millions, except per-share data)
Net income (loss) from discontinued operations, net of tax expense of $0 and $6 million for six months ended July 4, 2026 and June 28, 2025, respectively and $15 million, $8 million, and $9 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively		—	7		(22)	(63)	(46)
Net income (loss)		$80	$(189)		$(113)	$34	$(145)
Earnings (loss) per share (EPS) data:(1)
Basic and diluted EPS from continuing operations		$28,216	$(87,810)		$(36,948)	$5,650	$(48,790)
Basic and diluted EPS from discontinued operations		$—	$3,017		$(9,483)	$(5,085)	$(20,219)
Pro forma EPS data (unaudited):(2)
Basic and diluted pro forma EPS from continuing operations	$			$
Basic and diluted pro forma EPS from discontinued operations	$			$
Basic and diluted pro forma weighted-average number of ordinary shares used in computing pro forma EPS

(1)
There were no potentially dilutive securities in calculating EPS for the periods presented; therefore, basic and diluted EPS are the same. See Note 23 — Earnings (Loss) per Share (EPS) in the notes to our audited consolidated financial statements included in this prospectus for an explanation of the method used to calculate historical basic and diluted EPS.

(2)
We have presented pro forma basic and diluted EPS for the six months ended July 4, 2026, and the year ended January 3, 2026, which consists of our pro forma net loss divided by the pro forma basic and diluted weighted average number of ordinary shares outstanding after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution, the Sponsor Purchase and the Directors Co-Invest Issuances, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. The pro forma basic and diluted EPS for the year ended January 3, 2026, also includes the impact of the $590 million dividend paid to shareholders of JVCo in January 2026 (the “January 2026 Dividend”). This does not impact the pro forma basic and diluted EPS for the six months ended July 4, 2026, as the impact of the dividend is already included in the results of operations for the period. As the January 2026 Dividend exceeded our net income for the year ended January 3, 2026, pro forma EPS amounts for the year ended January 3, 2026 give effect to the number of ordinary shares that would be required to generate the proceeds necessary to fund the amount by which the January 2026 Dividend exceeded net income for the year ended January 3, 2026. The computation is based on an offering price of $     per share, which

is the midpoint of the price range set forth on the cover page of this prospectus, resulting in incremental ordinary shares totaling             for the adjustments relating to the January 2026 Dividend.
Consolidated Balance Sheet Data

	July 4, 2026	January 3, 2026	December 28, 2024
	($ in millions)
Total assets	$8,303	$7,670	$6,243
Total liabilities	$8,806	$7,578	$5,626
Total mezzanine equity and shareholders’ equity	$(503)	$92	$617
Consolidated Cash Flow Statement Data
	Six Months Ended		Years Ended
	July 4, 2026	June 28, 2025	January 3, 2026	December 28, 2024	December 30, 2023
	($ in millions)		($ in millions)
Net cash provided by operating activities	$51	$139	$428	$434	$300
Net cash used in investing activities	$(563)	$(475)	$(1,167)	$(733)	$(987)
Net cash provided by financing activities	$448	$400	$720	$296	$689
Non-GAAP Financial Measures
We use certain non-GAAP financial measures in our business to assist our management’s analysis and understanding of our financial condition, which we present in this prospectus. These non-GAAP financial measures have been prepared for information purposes only and have important limitations as analytical tools; you should not consider them in isolation or as substitutes for analysis of our reported results. These non-GAAP financial measures are not identified as accounting measures under GAAP, nor have they been prepared in accordance with GAAP, IFRS or any other internationally accepted accounting principles or audited or reviewed in accordance with any applicable auditing standards. Therefore, the non-GAAP financial measures presented in this prospectus should not be considered as alternative measures to evaluate our performance nor substitutes for any GAAP measures. See “Presentation of Financial and Other Information.”
	Six Months Ended			Years Ended
	July 4, 2026	June 28, 2025		January 3, 2026	December 28, 2024	December 30, 2023
	($ in millions)			($ in millions)
Underlying Revenue(1)	$1,821	$1,455	$	$3,251	$2,713	$2,332
Underlying Operating Income(2)	$307	$289	$	$687	$567	$442
Adjusted EBIT(3)	$326	$296	$	$717	$597	$487
Adjusted EBITDA(4)	$647	$542	$	$1,260	$1,055	$903
Adjusted EBITDA Margin(5)	34%	36%		37%	37%	36%
	Last Twelve Months Ended	Years Ended
	July 4, 2026	January 3, 2026	December 28, 2024
Return on Capital Employed(6)	21.2%	23.2%	24.6%

(1)
Underlying Revenue is defined as net revenue adjusted to exclude pass-through fuel and foreign currency impact.

(2)
Underlying Operating Income represents operating income adjusted to exclude pass-through fuel operating income incurred for a project in Brazil where fuel is managed on a contractual pass-through basis on behalf of customers, impact of changes in foreign exchange rates between periods, acquisition costs, strategic review costs, restructuring costs, the gain on disposal of our Burkina Faso business and Bangladesh customs duties.

(3)
Adjusted EBIT is defined as net income (loss) for the period adjusted to exclude net loss from discontinued operations, net of tax expense, income tax expense, net, interest expense, net, acquisition costs, strategic review costs, restructuring costs, remeasurement of post-employment benefit, the gain on disposal of our Burkina Faso business, Bangladesh customs duties and other non-operating expense, net.

(4)
Adjusted EBITDA is defined as net income (loss) for the period adjusted to exclude net loss from discontinued operations, net of tax expense, income tax expense, net, interest expense, net, depreciation and amortization, acquisition costs, strategic review costs, restructuring costs, remeasurement of post-employment benefit, the gain on disposal of our Burkina Faso business, Bangladesh customs duties and other non-operating expense, net.

(5)
Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of net revenue.

(6)
Return on Capital Employed is defined as Adjusted EBIT excluding Amortization of Intangible Assets divided by average capital employed. Adjusted EBIT excluding Amortization of Intangible Assets is defined as net income (loss) for the period adjusted to exclude net loss from discontinued operations, net of tax expense (benefit), income tax expense, net, interest expense, net, acquisition costs, strategic review costs, restructuring costs, remeasurement of post-employment benefit, the gain on disposal of our Burkina Faso business, Bangladesh customs duties, amortization of intangible assets and other non-operating expense, net.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures and a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.

RISK FACTORS
An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below as well as the other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included in this prospectus, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our ordinary shares could decline due to any of these risks, and, as a result, you may lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Business
A slowdown in economic conditions or adverse changes in the level of economic activity or other economic factors specific to our customers or their sectors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our customers use our engineered energy and temperature solutions in a wide variety of sectors, including, but not limited to, utilities, building services and infrastructure, oil and gas, petrochemical and refining, mining, manufacturing, events and data centers. Many of these sectors are cyclical in nature and such cyclicality in certain sectors may trail the general economic cycle, which may lengthen the effects of any downturn. Although we are well diversified by region, sector and customers, the demand for our equipment, solutions and services is affected by conditions in the general economy and the sectors in which our customers operate. A substantial portion of our revenue is derived from the provision of our solutions to contractors in the utilities, building services and infrastructure, oil and gas, petrochemical and refining and mining sectors. Consequently, when the general economy and/or these sectors experience a decline, there is an increased likelihood of a decline in the demand for our equipment, solutions and services from customers in those sectors. Such decline could intensify price competition from industry participants, as competitors seek to increase utilization of idle equipment in such periods of decline. Because aspects of our cost base are relatively fixed, our cash flows could be negatively impacted.
Similarly, declines, or even the perception of declines, in oil, natural gas or mineral prices, could lead to a slowdown in business activity, capital investments and maintenance expenditures of industrial customers in the utilities, oil and gas, petrochemical and refining or mining sectors and related service providers, which could decrease the demand for our engineered energy and temperature solutions from customers in those sectors.
The worsening of economic conditions, the slowing down of certain megatrends (for example, the global shifts towards electrification and renewable energy sources in an effort to reduce greenhouse gas (“GHG”) emissions and the increasing energy needs of sectors, such as data centers and advanced manufacturing employing automation and smart technologies) or not achieving anticipated levels of economic expansion, either generally or in our customers’ specific sectors, could have an adverse effect on demand for our equipment generally and for our services within those sectors, extend to other markets that we serve and/or adversely affect our growth in expanding sectors. Any of these outcomes could materially adversely affect our business, financial condition, results of operations and cash flows.
The following events and factors, among others, may cause weakness in our markets, either temporarily or in the long term:
•
uncertainty regarding global or regional economic conditions, including trade wars, that lead to lower economic growth, whether in particular countries or regions or across the world;

•
a decrease in the expected levels of hire versus ownership of equipment;

•
an overcapacity of fleet in the industry;

•
an overcapacity in the sectors and the businesses that drive the need for our equipment;

•
a decrease in the levels of outsourcing for our customers’ power, temperature control and energy needs versus our customers’ insourcing for such needs;

•
changes in government regulations and policies, including reductions in government initiatives for infrastructure improvements or expansions, a decrease in expected levels of infrastructure spending and changes in policies relating to climate change or the environment, exploration for, and the production and development of, oil and natural gas reserves or mines and the production of petrochemical or other oil and gas-based products;
•
an increase in the cost of construction materials;

•
the level of supply and demand and relative prices or anticipated prices for oil and natural gas;

•
a lack of availability of credit;

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adverse weather conditions, which may temporarily affect a particular region;

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an increase in interest rates or a prolonged period of high interest rates;

•
public health crises, pandemics and epidemics; and

•
terrorism, evacuations, coups, civil unrest, kidnapping and ransom demands, extortion, war or armed conflict, such as the ongoing conflicts in Ukraine, the Middle East and elsewhere in the world, crimes or other hostilities or other injurious acts in the regions in which we operate.

A downturn in the sectors in which our customers operate caused by these or other factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, although our localized operating model may reduce certain direct effects of tariffs and other cross-border trade measures, our business remains subject to trade policy developments, including tariffs and related cost pressures. The U.S. government has recently imposed various tariffs on certain trade partners and goods, some of which have been challenged or invalidated. Tariffs, trade wars and other changes in U.S. trade policy have triggered and could in the future trigger retaliatory actions by affected trade partners. This situation continues to evolve and the trade policy of the U.S. government and its trade partners remains uncertain. The extent and duration of these tariffs and changes in other international trade policies, and resulting market disruptions and other impacts, could continue to be significant and could have an adverse impact on the global economy and inflation and, consequently, our business and extended supply chain, for an unknown period of time. For example, some of our suppliers have highlighted potential risks and reserved their rights to change the pricing of the components and finished products we purchase from them while they assess the potential impacts from tariffs. Tariffs and changes in other international trade policy developments could also heighten many of the other risks described in the risk factors presented in this prospectus.
Further, the performance of our geographically based reporting segments is also subject to the specific economic circumstances of those regions. The performance of our Americas and Europe reporting segments is particularly affected by growth in local economies and commodity cycles. In addition, the performance of Latin America (within our Americas reporting segment) and our AMEAPAC reporting segment is impacted by overall growth in the relevant developing market, which is partly dependent on commodity prices. Certain of our operations, such as the provision of electricity generated by our equipment to national utilities located in emerging markets across Latin America (within our Americas reporting segment) and our AMEAPAC reporting segment are driven by shortfalls in permanent energy capacity caused by economic growth, the need for solutions to meet the increase in energy demand at certain times during summer months (also known as “peak shaving” solutions), aging power infrastructure, natural disasters, conflicts and political instability. Accordingly, our performance in these markets may be affected by conditions impacting national utilities, economic development and political conditions. Furthermore, economic conditions, either generally or in the sectors in which our customers operate, may be more volatile in certain geographical markets or regions than others. Additionally, the performance of our operations, particularly in emerging markets, going forward may be adversely impacted by more competitive pressure from established competitors or new market entrants, more sophisticated customers, economic decline, commodity cycles and a smaller market for addressing shortfalls in permanent energy capacity due to power infrastructure development.
Some of our customers may delay capital investment and maintenance as precautionary measures, even when favorable conditions exist in their sectors or markets.
A significant decrease in order volume or an increase in order delays or cancellations that can result from the aforementioned economic conditions or other factors beyond our control could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Global macroeconomic uncertainty and unfavorable global economic conditions caused by political instability and conflicts may have a material adverse effect on our business, financial condition, and results of operations.
Although our localized operating model may mitigate the direct impact of disruptions in any single market, global macroeconomic uncertainty and geopolitical conditions could lead to lower economic growth or prevent economic expansion and investments, whether in particular countries or regions or across the world, which could affect our business strategy, reduce the value of our investments, result in damage to, or loss of, our equipment, or result in a lower demand for our services from our customers. For example, global markets are experiencing disruptions as a result of the Russia-Ukraine conflict, the conflicts in Iran and elsewhere in the Middle East and the political, economic and social instability in Venezuela. These conflicts and instability have led to, and could continue to lead to, significant volatility in commodity prices and supply of energy sources, instability in financial markets, supply chain interruptions, political and social instability, sanctions, changes in customer preferences and discretionary spending, and increases in cyberattacks.
Historically, we maintained operations in Russia and Kazakhstan through Aggreko Eurasia LLC and Aggreko Kazakhstan LLP, however, on November 19, 2025, we sold and transferred ownership and control of Aggreko Eurasia LLC to a third party, in compliance with all applicable sanctions. We continue operations in Kazakhstan through Aggreko Kazakhstan LLP.
The Middle East has experienced significant and ongoing geopolitical instability, which has intensified in recent years, including the recent military actions in Iran by the United States and Israel and related impacts on the United Arab Emirates and other countries in the Middle East. As of the date of this prospectus, certain of our Middle East operations have experienced some limited business interruptions, including customer requests for capacity reductions, contract suspensions due to force majeure and the cancellation or postponement of certain events including the 2026 Formula 1 Bahrain and Saudi Arabian Grands Prix. The situation is rapidly evolving and the impact of the conflicts in the Middle East has had, and may continue to have, adverse consequences on our operations in this region in the future. For example, the conflict in and around the Strait of Hormuz, as well as heightened tensions in the region, pose increased risks to energy availability at reliable price points, secure transportation and shipping operations in the area. We have experienced consequent delays in the delivery of components which we use to design and manufacture our equipment fleet. We had to seek supplies from alternative suppliers and routes which has increased and may continue to increase costs. A failure to find such alternate suppliers may disrupt our supply chain and harm our ability to predictably deploy and scale operations. The length, impact and outcome of the ongoing conflicts in the Middle East are highly unpredictable and could have a material adverse effect on our operations in this region and elsewhere.
We have not operated in Venezuela since 2017; however, we have equipment in storage in Venezuela that we have been unable to export due to the lack of necessary export permits from the Venezuelan customs authorities. We are also owed debts by former customers in Venezuela, which remain unpaid and which we have fully written off. Our wind-down of operations and the write-off of our debt had an adverse impact on our results of operations at the time, and we could experience similar impacts from current or future instability in countries where we operate globally.
While we continue to actively monitor these and other geopolitical situations across the world, it is not possible to predict the progress or outcome of these conflicts or disruptions. The extent and duration of the conflicts and disruptions and resulting market disruptions and other impacts could be significant and could potentially have a substantial impact on our business and the global economy for an unknown period of time. These could heighten many of the other risks described in the risk factors presented in this prospectus, including, but not limited to, those relating to economic and trade sanctions, our reputation and trade relations in countries in which we operate. We may not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts on our business, financial condition and results of operations.
Our international operations, particularly in emerging markets, expose us to risks inherent to international business, any of which could affect our results of operations.
We are currently present in over 80 countries worldwide, including emerging markets that present heightened risks. As a result, we are subject to numerous, rapidly evolving and complex laws and regulations which govern, among other things, labor matters, immigration, health, safety, environment, financial reporting standards, corporate governance, ethical standards, tax, trade regulations, cybersecurity, economic sanctions and export controls, and competitive practices in each jurisdiction where we conduct our business. Furthermore, we need to comply with various local standards and practices of different regulatory, tax, judicial and administrative bodies specific to each jurisdiction in which we operate. Navigating a variety of legal and regulatory regimes, which may evolve and be interpreted differently across jurisdictions, increases the complexity of compliance.
There are multiple risks associated with the global nature of our operations, including political instability (such as the threat of war, other types of armed conflict, crimes, terrorist attacks, evacuations, coups, kidnappings and ransom demands, extortion or civil unrest), inconsistent regulations across jurisdictions, unanticipated changes in the regulatory environment and import and export restrictions, increased duties and other trade protection measures, and difficulties in repatriating our cash from or withdrawing cash from local banks in certain jurisdictions, such as those with foreign currency exchange controls or those in hyperinflationary environments. Furthermore, these risks may be greater in certain areas where we operate, particularly in emerging markets.
Any of these events may adversely affect our employees, reputation, business or financial results as well as our ability to meet our objectives, including, but not limited to, the following additional specific business risks:
•
adverse changes in governmental policies, especially those affecting trade and investment, and changes to law and/or regulation during the term of our agreements;

•
non-compliance with applicable antitrust and other regulatory rules and regulations relating to potential acquisitions;

•
different local product preferences and product requirements;

•
pressures on management time and attention due to the complexities of overseeing multi-national operations;

•
challenges in maintaining staffing;

•
different labor regulations and the potential impact of collective bargaining;

•
potentially adverse consequences from changes in, or interpretations of, tax laws;

•
enforcement of remedies in various jurisdictions;

•
non-compliance with anti-corruption and anti-bribery and related laws and regulations;

•
non-compliance with money laundering laws and regulations;

•
non-compliance with economic and trade sanctions laws and regulations;

•
price controls and ownership regulations;

•
differences in business practices that may result in violation of company policies, including, but not limited to, bribery and collusive practices;

•
insufficient protection for intellectual property in certain countries;

•
inflation, recession, fluctuations in foreign currency exchange and interest rates, burdensome fiscal policies and transfer restrictions; and

•
economic instability in emerging markets, including limited economic diversification and dependence on a narrow range of commodity exports or industries.

We are also reliant on local managers to oversee the day-to-day functioning of our branches and to ensure their compliance with local law and on third-party sales representatives who support our own sales team to understand local processes and local legal requirements, make introductions to potential customers and relevant stakeholders and identify potential suppliers. We may be subject to risks due to insufficient oversight of these individuals. Third-party sales representatives and other agents that we utilize may not always follow all relevant legal requirements, which may result in legal, regulatory, economic, reputational and other harm to us.
Further, as a global employer of a variety of permanent employees, contract employees and contractors, we must design and maintain compensation programs, employment policies, cybersecurity and other intellectual property protections, compliance programs and other administrative frameworks that align with the laws of multiple countries. Shifting requirements and interpretations may influence how we structure our operations and investments and may lead to rising costs, including those associated with organizational changes and protective measures. We implement, communicate, audit, monitor and enforce group-wide standards and practices across our businesses to address these risks. However, these efforts may not be successful. We are also responsible for communicating, monitoring and upholding group-wide directives across our global network, including among suppliers, subcontractors and other relevant stakeholders. Failure to manage our geographically diverse operations in light of these challenges could impair our responsiveness to changing conditions and our ability to enforce compliance with group-wide standards and applicable requirements.
Additionally, many of our customers, particularly customers located in emerging markets, are public-facing or state-owned and may, from time to time, face political, regulatory, governmental, legal, media or other investigations, inquiries or other types of scrutiny. Because of our relationships with them in our role as a supplier, particularly as a supplier of power to state-owned utilities companies, such scrutiny may involve our business as well and may lead to adverse legal, regulatory, economic, reputational and other consequences to us and our business. In such cases, or if any of these international business risks were to materialize or exacerbate, we could be fined or otherwise sanctioned by regulators, which could adversely affect our business, financial condition and results of operations as well as harm our reputation.
Any actual or perceived failure to comply with relevant laws, regulations or standards could damage our reputation and customer relationships and expose us to investigations, inquiries, litigation or other proceedings initiated by governmental entities, customers or individuals. Such actions could result in significant fines, sanctions, penalties, awards or judgments, all of which could negatively affect our business and operating results.
Trends in commodities prices could adversely affect the level of exploration, development and production activity of certain of our customers and, consequently, the demand for our equipment and services.
Some of the demand for our equipment and services is correlated to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas, petrochemical and refining, utilities and mining companies and related service providers. In the year ended January 3, 2026, net revenue in the oil and gas, petrochemical and refining, utilities and mining sectors accounted for 10%, 8%, 27% and 6%, respectively, of our net revenue.
The level of exploration, development and production activity that our customers engage in is directly affected by trends in commodities prices (including oil and natural gas prices). Commodity prices have historically been volatile and are likely to continue to be volatile. Prices for commodities, including oil and natural gas, are subject to large fluctuations in response to relatively minor changes in the supply of and demand for such commodities, market uncertainty, social and political unrest in major (and adjacent) oil-producing or gas-exporting countries and a variety of other economic and geopolitical factors that are beyond our control. Any prolonged reduction in commodities prices would depress the immediate levels of exploration, development and production activity, which could have an adverse effect on our business, results of operations and financial condition. Even the perception of longer-term lower commodities prices (particularly oil and natural gas prices) can reduce or defer major expenditures by energy companies and service providers given the long-term nature of many large-scale development projects.
Additionally, climate change regulation, including carbon taxes, could adversely affect the level of exploration, development and production activity of certain of our customers and therefore, the demand for our equipment and services.
Our industry is highly competitive, and competitive pressures or a delay in identifying and responding to customer needs, expectations or trends could lead to a decrease in our market share or in the prices that we can charge.
Our industry is highly competitive. Many of the markets in which we operate are served by numerous competitors, ranging from multi-national, national and multi-regional energy and temperature solutions companies to small, independent businesses with a limited number of locations and also traditional equipment rental companies.
We generally compete on the basis of, among other things, quality and breadth of solutions, technical expertise, reliability, price and the size, mix and relative attractiveness of our equipment fleet, which is significantly affected by the level of our capital expenditure. If we are required to reduce or delay capital expenditure for any reason, including due to restrictions contained in our financing agreements, the aging of our fleet may put us at a disadvantage to our competitors and adversely impact our pricing. We have encountered, and in the future may encounter, increased competition from our existing competitors and new competitors, including new market entrants. Some of our competitors have greater financial, marketing and other resources than we do, and some of our competitors may be more specialized in certain areas of equipment, industry or geographical markets or may have greater name recognition in some markets. Smaller competitors operating at regional or local levels may benefit from a strong market presence and local relationships.
Over time, our competitors could consolidate their businesses, and the diversified service offerings or increased synergies of these consolidated businesses could increase competition in the sectors in which we operate. Particularly, our competitors that benefit from the scale of their operations may be better positioned to cross-sell their services across industries or to meet customer needs, especially in our more developed markets (such as North America, Europe and Australia). Even if the markets for our equipment and services expand, our competitors may commit more resources, further enhancing competition. These and other changes to the competitive landscape of our industry could result in a loss of market share, decreased revenue and a decline in profitability.
Additionally, because many of the contracts that we enter into are as a result of competitive tenders, we may, from time to time, face claims from our competitors challenging the results or the process of such tenders, and even if we are successful in defending ourselves against such claims, we could incur substantial costs, including legal fees, and the attention of our management could be diverted.
Competitive pressures could adversely affect our revenue and operating results by, among other things, decreasing our volumes, depressing the prices that we can charge or increasing our costs to retain employees. In addition, the success of our business depends, in part, on our ability to identify and respond promptly to evolving trends in customer preferences, expectations and needs while also managing appropriate equipment to be able to provide engineered energy and temperature solutions and maintaining an excellent customer experience. It is difficult to successfully predict the equipment and services our customers will demand. We may also need to increase our local equipment offerings to address local requirements and needs. If we do not successfully identify and provide the appropriate equipment and services to meet our customers’ needs and expectations, we may lose market share. Furthermore, we rely on a carefully calibrated sales process to make us aware of customer needs and customer contract opportunities and generate the intelligence and relationships to produce successful marketing and selling of our equipment and services at favorable prices. If our sales process does not result in our winning contracts in the face of competitive pressures we may lose market share to our competitors, leading to decreased revenue and profits. Failure to win contracts may also harm our reputation as a leader in our category and lead to further lost contractual opportunities.
We face intense competition that may lead to customers switching to other providers, downward pricing or an inability to increase prices.
The markets in which we operate are highly competitive and fragmented. Competitive factors in our industry include price competition, customer loyalty, changes in market penetration, the introduction of new equipment, services and technology, changes in marketing, product diversity and quality and the ability to supply equipment and services to customers in a timely, predictable manner.
More than half of our contracts with our customers in North America (within our Americas reporting segment) and our Europe reporting segment have terms of less than one year. Accordingly, the aforementioned competitive factors could cause our customers in these regions to cease hiring our equipment or relying on us for their engineered energy and temperature solutions and shift to another provider on short notice.
We believe that price is one of the primary competitive factors. The Internet enables customers to more easily compare rates available from competitors. Consequently, if we increase our pricing, our competitors, some of whom may have greater resources and better access to capital or lower fixed operating costs, may seek to compete aggressively on the basis of pricing. Those competitors may reduce their prices in order to attempt to gain a competitive advantage, capture market share or compensate for declines in activity or customer demand. If we do not or cannot match or remain within a reasonable competitive margin of our competitors’ pricing or fleet investment, our customers may choose to terminate their contracts or otherwise reduce their level of business with us, which would decrease our market share and revenue. If competitive pressures lead us to match any of our competitors’ downward pricing or fleet investment and we are subsequently not able to increase volumes or to reduce our operating costs, our margins, results of operations and cash flows could be materially adversely impacted.
We face competition from power solutions providers, our own suppliers, as well as traditional rental companies. We purchase the components for our equipment, such as engines, from leading, globally known original equipment manufacturers. Under our supplier arrangements, the suppliers may appoint additional distributors, elect to sell or rent directly to our customers or terminate their arrangements pursuant to the terms of such contracts. Any of these acts could cause a reduction of, or an inability to increase, our revenue, which would have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flows.
We may fail to respond adequately to changes in technology and customer demands.
Our industry is experiencing rapid changes in technology and customer demands. For example, our competitors have used new technologies to improve fleet efficiency, reduce environmental impacts, decrease customer wait times and improve customer satisfaction. New energy business models that use technology to manage the on-grid and off-grid environment have emerged. Relatedly, alternative energy sources are becoming increasingly available and affordable, and the size of the market for energy generated from fossil fuels may be reduced faster than expected.
Our ability to continually improve our current processes and customer-facing tools in response to changes in technology or in customer expectations is essential in maintaining and growing our competitive position and current levels of customer satisfaction. We may experience technical or other difficulties that could delay or prevent the development or implementation of new technologies, and we may fail to identify, develop and deploy new technologies. We also may not achieve the benefits that we anticipate from new technologies. The effects of these risks may, individually or in the aggregate, materially adversely affect our results of operations, liquidity and cash flows.
On the other hand, if we fail to develop, build and deploy new technologies that lead the market in providing solutions and services throughout the energy transition, including through power and energy storage (such as battery storage and associated control platform technology), renewable energy (such as solar capabilities) and more efficient gas and regulated diesel fleet, we may fail to win contracts or grow at a rate that matches or exceeds our prior growth rates, or at all, and our reputation may be damaged. New disruptive technologies that compete with our equipment and services may be developed by others, or our competitors may offer equipment and services like ours, which could affect the market for our equipment and services earlier than we anticipate.
In addition, the equipment and the technology that we currently possess may not be adequate to deliver on our strategic plan. This could be because of inadequate controls over our procurement processes or failure in our analysis of market requirements. Market requirements, in turn, are affected by regulatory developments and the actions by various market participants, including our customers and our competitors. If our existing equipment or technology fails to respond to customer demand, it could be obsolete, and we may be required to commit further resources to acquire or develop equipment or technology that better fulfills customer requirements. In addition to the financial costs of such additional investment, which may have a negative impact on our results of operations and financial condition, our reputation in the market may also be harmed and we may be unable to secure contracts.
Our employees or third parties acting on our behalf may engage in misconduct, unethical behavior or other improper activities, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of employees or third parties being involved in fraudulent activities, unethical behavior and other misconduct, which has occurred in the past, as described below, and may occur again in the future. This could include intentional failures to comply with applicable government regulations and laws and to report financial information accurately or disclose unauthorized activities to us.
Our code of conduct is applicable to all of our employees and third parties acting on our behalf. We also have various policies, procedures and guidelines designed to address specific areas of ethical risk, such as gifts and hospitality, donations, sponsorship, facilitation payments and the use of third-party sales representatives, with which we expect our employees and such third parties to comply at all times. Our internal controls, code of conduct and other policies, procedures and guidelines may not be sufficient to prevent our employees or third parties acting on our behalf from breaching our policies and rules or laws and regulations that are applicable to our business, or that otherwise increase legal, financial or reputational risk to us. Misconduct may also occur if an employee or third party acting on our behalf does not know what to do in accordance with our internal controls, code of conduct and other policies, procedures and guidelines and the applicable laws and regulations in a given situation, or if an employee or third party is incapable of acting or chooses not to act in such manner in such situation. It may not always be possible to identify and deter employee or third-party misconduct, such as fraud in financial reporting, and any precautions we take to try to detect and prevent such activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us or our employees from media scrutiny, governmental inquiries and investigations or other actions or lawsuits stemming from a failure to comply with relevant laws or regulations. Fraud, unethical behavior or other misconduct or failure to comply with our policies may lead to financial loss to our business.
If, as a result of alleged misconduct, any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant adverse impact on our business, prospects, financial condition and results of operations. Whether or not we are successful in defending against legal actions or investigations, we could incur substantial costs, including legal fees, and the attention of our management could be diverted. Regardless of legal or financial outcomes, employee misconduct or misconduct by the third parties acting on our behalf, or allegations thereof, could also damage our reputation. Additionally, our employees may be, and are, from time to time, subject to media scrutiny, government inquiries and investigation. Similar events may force us to terminate our relationships with our employees, even the most valuable to our operations. Any of the outcomes may have an adverse impact on our business, prospects, financial condition and results of operations as well as on our reputation.
We incur maintenance and repair costs associated with our equipment fleet, which we may be unable to pass along to our customers and which may be greater than anticipated.
We incur ongoing maintenance and repair costs associated with our equipment fleet. As our equipment ages, the maintenance and repair costs generally increase if the equipment is not replaced within a certain period of time and there is greater risk of other costs from the equipment being out of service. We may be unable to pass along the increased operating costs to our customers. The costs of maintenance may materially increase in the future.
Determining the optimal age at disposition for our equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship among the age of our equipment, the maintenance and repair costs, the availability of our fleet and the market value of used equipment. It is possible that we may allow the average age of our equipment fleet to increase, which would increase our costs for maintenance and repair and likely would negatively impact the market value of such equipment at the time of its disposition.
If maintenance and repair costs are higher than estimated, or in-service times for our equipment or market values of used equipment are lower than estimated, or we are unable to pass along costs to our customers, our financial condition, results of operations, liquidity and cash flows could be materially adversely affected.
The cost of purchasing equipment components for use in our equipment may increase.
The cost of purchasing components for manufacturing our equipment fleet may increase as a result of increased raw material costs to our suppliers or other factors beyond our control, including increases in the cost of steel, which is a primary material used in most of our equipment. We may be unable to pass along the increased costs to our customers. In addition, changes in customer demand due to new technology, safety or environmental concerns, regulations or other factors could cause certain of our existing equipment to become obsolete and require us to design, build or procure new equipment, which may include having to source new components or other supplies for our equipment. We may be unable to find new suppliers in a timely manner, or our arrangements with any new suppliers may be on terms that are less advantageous to us than our existing supplier relationships. Any such developments could increase our costs, particularly if the costs of such new components or other supplies have increased.
Increases in fuel costs or reduced supplies of fuel could harm our business.
We believe that one of our competitive advantages is the mobility of our fleet. Accordingly, our business in the past has been, and in the future could be, adversely affected by limitations on fuel supplies or significant increases in fuel prices that result in higher costs for transporting equipment from one location to another. A significant or protracted price fluctuation, disruption of fuel supplies or potential climate change regulation (including a potential carbon tax) could have a material adverse effect on our financial condition and results of operations. We may also experience increases in transportation costs or reduced availability of certain modes of transportation, such as container shipping, which could increase costs and delay delivery of equipment to customer sites. Alternative transportation methods, such as air freight, may not be economically viable, and prolonged disruptions could have a material adverse effect on our operations and financial results. There are certain contracts where we manage the fuel supply for our customers, including contracts in Brazil where we manage fuel on a pass-through basis, and changes in fuel prices may impact our financial results and the profitability of such contracts from period to period. 5% of our net revenue in the year ended January 3, 2026 was derived from pass-through fuel contracts.
Our equipment fleet may not function properly, become damaged or lost or become obsolete.
We source the components for our equipment from several major suppliers. We assemble such components at our facilities, including our global manufacturing and product development facility at Lomondgate in Scotland, to produce equipment that is available, in working order and ready to be deployed for our customers.
Our equipment fleet may not function properly and meet its required performance standards over its expected useful life. This could be due to reasons such as design, component or assembly faults, extreme weather, human error, use of poor quality fuel, crimes or other malicious acts or poor maintenance. Our equipment fleet may also fail to meet market requirements before the end of its expected useful life and become obsolete. This could take place as a result of changes in market demand from our customers, availability of equipment that could be supplied by us, the price at which our equipment could be offered, the actions of our competitors, further advances of technology and changes in laws and regulations.
We incur costs to maintain our equipment fleet in working order. However, such maintenance and repair costs may not be sufficient to keep our equipment fleet performing at a satisfactory level, or the costs may outweigh the benefits of maintenance and repair. Furthermore, depending on the cause or the extent of the malfunctioning of the equipment, we may not be able to restore the functionality of such equipment through our maintenance and repair efforts, and such equipment may be unusable. Our equipment fleet could also be damaged or lost before the end of its useful life, due to reasons such as natural disasters, commercial disputes, terrorism, war or armed conflict, expropriation, coups, kidnapping and ransom demands, extortion, civil unrest, crimes or other malicious acts or accidents or human error. This risk is heightened when we are providing support in response to natural disasters or when we operate in territories, particularly in the developing world, that are not fully stable.
Our equipment fleet may prove to be uncompetitive in comparison to the offerings of other companies in our industry. The malfunctioning, damage or obsolescence of our equipment fleet would require us to incur further costs to develop, build or procure replacement equipment, which could negatively impact our financial condition and results of operations, particularly if the cost of equipment components rises. In addition, if such issues with our equipment negatively impact our ability to provide service to our customers, we may face legal, financial and reputational risks from our customers and suffer disruptions in our ability to expand our customer base and secure additional contracts, and our reputation in the wider market may be harmed.
We are exposed to a variety of claims and losses arising from our operations, and our insurance may not cover all or any portion of such claims.
We are exposed to a variety of claims arising from our operations, including claims by customers and third parties for economic and consequential losses, environmental liabilities (including spills/releases, alleged non-compliance, remediation obligations and related third-party claims), injury, death or property damage arising from the operation of our equipment, motor vehicle accidents in which our vehicles are involved or acts or omissions of our people. Additionally, we could be subject to potential litigation associated with compliance with various laws and governmental regulations, such as those relating to employment, health, safety, environmental, security and other regulations under which we operate. In addition, third parties that do not work for us could be injured (such as due to electric shock from our equipment) or their property could suffer damage from our operations (such as due to our equipment causing fire to the property, including fires involving lithium batteries which may spread rapidly and are difficult to extinguish). Such damage to other persons or their property could be caused by, among others, the use of certain types of equipment or facilities, the application of operating practices that turn out not to be safe, human error, a lack of knowledge by our employees or contractors on what to do in a given situation or an inability by our employees or contractors to follow prescribed protocols in a given situation.
We have been and continue to be subject to legal claims from customers, contractors working on customer sites and members of the public (particularly in relation to our work at events). Litigation can be expensive, lengthy and disruptive to normal business operations, and the outcome is often difficult to predict. Unfavorable outcomes could adversely affect our business, results of operations or financial condition. We could suffer reputational harm, incur substantial monetary liability and be required to change our business practices. Responding to lawsuits brought against us, as well as initiating legal actions, can often be time-consuming and can divert management’s attention.
In addition to civil litigation, our operations are subject to inspections, investigations and enforcement actions by governmental authorities and regulators, including in relation to environmental protection, hazardous materials management, transportation and occupational health and safety matters. Such actions can result in citations, notices of violation, administrative proceedings, mandated corrective actions, operational restrictions, fines and penalties, even where the underlying incident does not result in third-party litigation. We also may incur material management time and professional fees responding to such matters, and the existence or allegation of non-compliance may adversely affect our reputation and our ability to win or retain contracts.
We are currently a defendant in numerous actions. We also have received numerous claims for actions, including for actions that have not yet been commenced for liability and property damage arising from our operations or the operation of equipment rented from us. We are also exposed to risk of loss from damage to or loss of our equipment and resulting business interruption. Our responsibility for such claims and losses is increased when either (i) we are unable to negotiate contractual provisions in our contracts that make the customer responsible for damage to or loss of our equipment while on-hire or (ii) we agree to waive the provisions in our contracts that hold a customer responsible for damage or loss under an optional loss or damage waiver that we offer in return for payment of a damage waiver fee. In addition, while we seek to exclude and/or cap our liability for economic and consequential losses under our contracts, we may, at times, be held contractually responsible for the economic and/or consequential losses of our customers or third parties that may arise as a result of our damaging their equipment and/or a failure of our equipment or the negligent acts or omissions of our employees.
Our insurance policies cover a wide range of potential claims, including general and vehicle liability. We also self-insure against losses associated with exposures not covered by our insurance policies. Although we believe our coverage is at levels consistent with industry practice, our coverage may not be adequate. We may be exposed to multiple claims that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs. Moreover, if insurance coverage does apply, we will bear a portion of the associated losses through the application of deductibles and self-insured retention in our insurance policies. For a company of our size, these deductibles or self-insured retention could be substantial. In addition, the insurance policies that we desire may not be available for purchase or renewal on commercially reasonable terms, or at all, as a result of general rate increases for the type of insurance we carry or for other reasons. Our existing or future claims may also exceed the coverage level of our insurance, or such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premia for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs or liabilities that could adversely affect our financial condition and results of operations.
If we were to incur one or more liabilities that are significant, individually or in the aggregate, where we are not fully insured, that we self-insure against or that our insurers dispute, this could have a material adverse effect on our financial condition. Even with adequate insurance coverage, we still may experience a significant interruption to our operations as a result of third-party claims or other losses arising from our operations.

There are health and safety risks inherent to our operations, and accidents or injuries to our employees may disrupt our operations and lead to enforcement actions or legal claims.
In the ordinary course of our business, our employees work with chemicals and other hazardous materials, electrical machinery and other materials, products and equipment that may pose risks to their health and safety. In addition, our employees often work in hazardous environments, such as those where they are servicing equipment below ground level or those where they are surrounded by heavy machinery, where they may face health and safety risks. Our employees may suffer accidents on site while setting up or operating our equipment, as well as while driving on the road in the course of their work, at our service repair centers, manufacturing facilities or at any depot or project site. Such incidents, including those involving serious injury or death, have occurred in the past and may occur in the future. In addition, incidents may trigger reporting obligations, inspections, citations or penalties under applicable workplace safety laws and regulations, including for alleged non-compliance with incident reporting or recordkeeping requirements. For example, in November 2023, a contingent worker in our Argentina business suffered fatal injuries when he became trapped between the chain of a straddle carrier and a container. As a result of the incident, we held a company-wide safety stand-down, conducted an extensive investigation and carried out an assessment of our broader safety culture. Although these actions led to meaningful improvements in our processes, we may not have identified other areas that pose safety risks. Serious incidents, including those involving fatalities, may trigger investigations by regulators and other authorities, and may also lead to enforcement actions, third-party claims, contractual disputes (including allegations of default), and increased insurance costs. These consequences may occur even where the incident involves contingent workers, subcontractors or customer sites and even where we believe we have complied with applicable requirements.
In spite of our safety policies, procedures and regular trainings, we may not always succeed in preventing all employee health and safety risks. There may be accidents arising from the usage of certain types of equipment, or from the adoption of operating practices, that prove to be insufficiently safe. We may also fail to follow our standard operating procedures. Accidents may also be caused by human error, lack of knowledge of our employees of what to do in a situation or the failure of our employees to follow the prescribed protocols. Working in remote or hazardous conditions, where it may be more difficult to mitigate the consequences of an accident or serious illness, including illness arising from prolonged exposure to hazardous chemicals, fumes or other harmful substances, as well as mental health conditions that may arise from occupational stress, or put in place certain preventative measures, may further increase such risks. The occurrence of an accident or serious illness could disrupt our business, damage our reputation and negatively affect our financial condition and results of operations. In addition, such occurrences may lead to legal claims that seek to hold us liable, and we may not be successful in defending against such claims. Even if our liability were to be covered by insurance, our insurance premium may rise as a result.
Environmental, health, and safety laws and regulations and the costs of complying with them, or any regulatory changes that impact the demand for our services, could materially adversely affect our financial position, results of operations and cash flows.
Our operations, like those of other companies engaged in similar businesses, require the handling, use, storage and disposal of certain regulated materials. We are subject to numerous national, state, provincial and local laws and regulations governing environmental protection and health and safety matters. These laws and related permits, licenses, registrations and other approvals govern issues such as wastewater and storm water management as well as the discharge, use, storage and disposal of solid and hazardous wastes and materials, including petroleum products from underground and above ground storage tanks, air quality, land use and matters of workplace safety.
Our operations in certain jurisdictions and at certain locations may require environmental permits, licenses, consents-to-operate, authorizations and approvals, and may be subject to conditions, monitoring and reporting obligations and periodic renewal or review. The timing, cost and outcome of permitting processes and related regulatory engagement can vary significantly across jurisdictions, and permits and approvals may be delayed, challenged, conditioned, suspended, revoked or not renewed. Compliance with permit conditions or new or modified permitting requirements may require us to incur additional operating costs, make capital expenditures or implement operational modifications, and may limit the manner in which, or the locations at which, we operate. If we fail to obtain, maintain, amend or timely renew required permits or approvals, or if we are alleged to have commenced or continued operations without required permits or approvals, we may be subject to fines, penalties, corrective actions, operational restrictions, suspension orders or shutdowns, and we may suffer reputational harm.
From time to time, we may be found to be out of compliance with one or more such requirements (including due to administrative or recordkeeping failures), which may result in citations, notices of violation, fines, penalties, operational restrictions and required corrective actions. Under these laws and regulations, regardless of fault, we may be liable for, among other things, the cost of investigating and remediating contamination at our sites as well as sites to which we have sent hazardous wastes for disposal or treatment and fines and penalties for non-compliance. For example, in 2024, there were diesel spills at our site in Ecuador and our site in Costa Rica, each of which required us to implement certain remedial measures. Although the impact of these spills on our business was not material, we could experience incidents in the future that have a greater impact on our results of operations and business. We may become liable, either contractually or by operation of law, for remediation costs even if a contaminated property is not presently owned or operated by us, and even if the contamination was caused by third parties during or prior to our ownership or operation of the property and such liability may be joint and several in nature under certain statutes, which could result in our being held responsible for the entire cost of remediation (subject to any rights of contribution), including where other potentially responsible parties are unable or unwilling to perform or fund remediation. Prior site assessments or investigations may not have identified all potential instances of soil or groundwater contamination at properties owned or operated by us. Future events, such as changes in existing laws and regulations or related enforcement policies, or the discovery of currently unknown contamination, may give rise to additional investigation or remediation liabilities, which could be material. We also indemnify various parties in certain circumstances and to varying extents for the costs associated with remediating certain hazardous substance storage, recycling or disposal sites in various jurisdictions and, in some instances, for natural resource damages. The amount of any such expense or related natural resource damages for which we may be held responsible could be substantial.
We use hazardous materials to clean and maintain equipment, dispose of solid and hazardous waste and wastewater from equipment washing and store and dispense petroleum products from underground and above-ground storage tanks at certain of our locations. In addition, the equipment that we use may emit fumes or spill fluid or more fumes or fluid than expected or permitted, whether as a result of the design, component or assembly of the equipment being faulty, incorrect operation of the equipment, incorrect fueling of the equipment (whether due to the incorrect type of fuel being specified or failure in the management of fuel supply chain) or human error. Such excess fumes or fluids have, in the past, led and, in the future, could lead to additional environmental liability or cause increased clean-up costs, as well as harm our reputation. In addition, our employees’ exposure to such hazardous materials as refrigerant gases and thermal fuels could result in injuries. In particular, our temperature control equipment is subject to laws and regulations governing the use and import of refrigerants, as well as leak detection and reporting of refrigerant emissions. If our temperature control equipment produces excessive refrigerant emissions, or if we fail to comply with other aspects of relevant laws and regulations governing refrigerants, we may be subject to significant fines or other penalties. Depending on the penalties imposed, our financial condition and results of operations may be adversely affected, or there may be challenges affecting our ability to operate. In addition, we may face further legal claims as well as reputational damage.
We cannot predict the potential financial impact on our business if adverse environmental, health, or safety conditions are discovered, or if environmental, health, and safety requirements become more stringent. Although expenses related to environmental, health and safety compliance and/or remediation have not been material to date, we have made and will continue to make capital and other expenditure to comply with these laws and regulations, and we have purchased insurance to cover certain environmental liabilities. However, the requirements of these laws and regulations are complex, change frequently (including with respect to permitting, licensing, monitoring and reporting requirements) and could become more stringent in the future. For example, social, community, consumer and other stakeholder impacts of a business are increasingly scrutinized and regulated under the mantle of environmental regulations and initiatives. We may not always be in complete compliance with all such requirements, and we may be subject to potentially significant civil or criminal fines or penalties if we fail to comply, as well as suffering reputational damage. New regulatory requirements or interpretations or additional liabilities that arise in the future may have a material adverse effect on our business, financial condition and results of operations. If we are required to incur environmental, health, or safety compliance or remediation costs that are not currently anticipated by us or are not covered by our insurance, our financial position, results of operations and cash flows could be materially adversely affected, depending on the magnitude of the cost.
Physical impacts of climate change and related changing stakeholder standards or preferences may have a long-term negative impact on our business and results of operations.
There is increasing concern that climate change, a gradual increase in global average temperatures due to the concentration of carbon dioxide and other GHGs in the atmosphere, will cause significant change in weather patterns around the globe and increase the frequency and severity of extreme weather and natural disasters. Climate change may exacerbate water scarcity or extreme heat, which could adversely affect our ability to provide equipment that meets the safety and functional expectations of our customers and to ensure the health and safety of our employees. In addition, extreme weather conditions could increase volatility in the demand for our equipment and services. An increase in demand for our equipment may require additional capital expenditure, and we may not be able to make similar levels of investment as our competitors. On the other hand, as severe weather events become increasingly common, our or our customers’ operations may be disrupted, which could result in increased operational costs and liabilities, or reduced demand for our equipment and services. While we have invested in the administration of programs and physical loss prevention improvements (such as flood prevention schemes in certain facilities to mitigate impacts from flooding, specific insurance coverage and disaster recovery plans) to mitigate the risk of natural disasters causing disruption to our ability to serve our customers and communities in times of need, periods of disruptions, especially if extended, could have a material adverse effect on our results of operations.
Our customers may require our equipment and operations to meet certain standards or may scrutinize the “carbon footprint” of our business or production processes. If we are unable to meet the standards and the expectations of our customers, our business and results of operations could be materially adversely affected. Relatedly, our customers, investors or members of the public in general could engage in activism related to climate change targeted at us if we are unable to meet the standards or expectations of such stakeholders due to our use of oil or gas products or our work for oil and gas companies. In the event “green” investing increases in popularity (or, conversely, decreases in popularity), any changes to activism and related political headwinds could negatively impact our ability to raise capital. While we have a strategy in place to reduce our environmental impact and strengthen our business through the energy transition and have been making investments in our equipment and our business operations to offer more environmentally conscious solutions to our customers, customer demand may require us to accelerate or increase the scale of the changes being made in our business to reduce our environmental impact and progress towards the energy transition, including through investments in our equipment. Increased or accelerated expenses, including capital expenditure, may reduce the amount of cash available for us to spend on improving other areas of our business or for other purposes. If our fleet does not have the appropriate equipment to meet changing customer or legal requirements, we may fail to win contracts, which may adversely affect our business, prospects, financial condition and results of operations. Climate change and the market responses to it may have a greater effect on our business than is currently anticipated by our business plans and strategies.
Existing and proposed regulations to address climate change by limiting greenhouse gas emissions and restrictions on other air emissions may cause us to incur significant additional operating and capital expenditures or adversely affect demand for our equipment and services.
Legislative, regulatory and other governmental authorities in the jurisdictions around the world where we operate have considered and implemented, and likely will continue to consider and implement, numerous measures related to climate change, reduction of GHG emissions and other laws and regulations affecting our end markets, such as oil and gas, mining and other natural resource extraction and petrochemical and other industrial production. Should such laws and regulations become effective or more stringent, or their enforcement more rigorous, demand for our services could be affected, our fleet and/or other costs could increase, the prices we charge our customers could be impacted and our business could be materially adversely affected. As a provider of engineered energy and temperature solutions, we could also be directly affected by such laws or regulations, which may require us to change the way our business is carried out, including to a greater extent or at a faster pace than we had planned through our energy transition strategies.

While our diesel generators can be run on hydrotreated vegetable oil and 49% of our gas fleet can run on biogas, supporting the reduction of greenhouse gas emissions by up to 80% (when comparing hydrotreated vegetable oil to diesel) and 92% respectively (when comparing biogas to natural gas), customer demand for cleaner energy solutions, legal or regulatory requirements may cause us to make heavier or more accelerated investment in additional alternative sources of fuel or battery or storage technologies than we had planned.
While we invest in proven technologies and seek to ensure that any changes in the way that we operate have no negative impact on our ability to deliver solutions to our customers, these changes may not always be free of service disruptions or other challenges. Such risks may be particularly relevant to the work that we do for customers who are mainly located in emerging markets, because our longer-term contracts with such customers may run for several years (typically from three to five years, but can be more than ten years), which may expose us to the risk of changing laws and regulations during the term of the contract.
The European Union has committed to reducing GHG emissions from its member states to no more than 55% of 1990 levels by 2030, on the condition that other major economies undertake their part in the global attempt to reduce emissions, as part of its goal to achieve net zero GHG emissions in the European Union by 2050. Furthermore, the European Climate Law, adopted by the European Union in July 2021, includes legally binding targets to achieve climate neutrality by 2050 and to reduce net GHG emissions by at least 55% by 2030. Such targets are binding on all EU member states.
These targets are being pursued by, among other mechanisms, the EU Emissions Trading System (“EU ETS”), an EU-wide system that imposes emissions limits and permits trading of allowances for industrial GHG emissions. Although the EU ETS does not currently directly apply to our business, it may be expanded in the future to include us directly and, in the meantime, it may indirectly adversely affect us if the equipment installation we operate on behalf of certain of our customers, which may be subject to this regulation, exceeds the applicable regulatory emissions threshold. The EU ETS has become, and is expected to continue to become, progressively more stringent over time, including by reducing both the total number of allowances to emit GHGs available for auction and the allowances that EU member states can allocate free of charge to industrial facilities. Expansion of the EU ETS could result in increased costs for us to (i) operate and maintain our energy solutions; (ii) install new emission controls; (iii) purchase or otherwise obtain allowances to emit GHGs; and (iv) administer and manage our GHG emissions program.
In addition, the European Commission introduced significant changes to current EU ETS functions and requirements, including new national limits on GHG emissions, a new carbon border adjustment mechanism to impose carbon pricing on imports into the European Union of selected products, further reduction of free CO2 allowances allocated to heavy industry and extension of emissions trading requirements to additional industrial sectors. The measures remain subject to the EU legislative process, including adoption or implementation by individual EU member states, and at this time we cannot predict the terms of any regulations that may be enacted in the future or the impact of any such regulations on our business, operations or financial condition.
The United Kingdom also has implemented a UK Emissions Trading Scheme, which currently extends through 2050, and is similar to the EU ETS. The United Kingdom also has enacted legislation requiring reduction of GHG emissions to net zero by 2050, including a target to reduce GHG emissions by 68% of 1990 levels by 2030, and more recently committed to a target to reduce GHG emissions by 81% of 1990 levels by 2035. We cannot predict the terms of any regulations that may be enacted in the future or the impact of any such regulations on our business, operations or financial condition.
In the United States, we are required to monitor and report to the U.S. Environmental Protection Agency (“EPA”) our annual GHG emissions from certain of our U.S. energy solutions. In addition, the EPA has promulgated regulations under the Clean Air Act, which subjects the GHG emissions of certain newly constructed or modified sources to pre-construction and operating permitting requirements. Pursuant to these requirements, newly constructed or modified sources with the potential to emit certain quantities of GHGs are required to implement “best available control technology,” which can include carbon efficiency standards, GHG emissions concentration limits, specific technology requirements or other measures. However, the Trump Administration has taken several steps to eliminate regulatory requirements related to climate change and greenhouse gases, including a proposal to eliminate certain GHG reporting obligations and rescinding a prior finding that GHG emissions from vehicles endanger public health and therefore are subject to regulations under the Clean Air Act. As a result, significant uncertainty exists as to how newer or stricter GHG regulations will in the future impact large stationary sources, such as our energy solutions in the United States, and what costs or operational changes these regulations may require.
If stricter environmental laws and regulations (including those relating to GHGs) are adopted, carbon taxes are instituted or the price of tradable allowances to emit GHGs is raised (including through changes to emissions allowances systems), such regulatory responses may disrupt our operations and our own strategies and plans, including those relating to our net zero goals, the energy transition and our capital expenditure. Such regulatory impact may adversely affect our business, results of operations and financial condition, as well as those of our customers (which, in turn, may have further indirect negative effects on us). The price of carbon allowances may be raised such that it could offset a portion of our profits. If laws, regulations and other measures designed to target climate change and GHGs contain enforcement provisions and our operations fail to meet the requirements of such measures, we may be subject to penalties, fines or other enforcement actions.
Pandemics, endemics or public health crises could have adverse effects on our business, financial condition, and results of operations.
The potential global impacts of any pandemics, such as the COVID-19 pandemic, epidemics or public health crises are uncertain and difficult to assess. The full extent of the impact and effects of such events will depend on future developments, including, among other factors, future variants of any such virus and diseases and their contagiousness, availability, acceptance and effectiveness of vaccines or other drugs along with related travel advisories, quarantines, lockdowns, and other restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of any global economic slowdown. Future pandemics, epidemics or public health crises, and resulting impacts on the financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, business, financial condition, and results of operations.
Our operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our information systems, future revenue, financial condition, cash flows and increase our costs and expenses.
Our operations could be subject to natural disasters and other business disruptions such as fires, floods, hurricanes, earthquakes, accidents, health and safety evacuations, commercial disputes, criminal events, coups, kidnappings and ransom demands, extortion, civil unrest, expropriation, war or armed conflict and terrorism, which could adversely affect our information systems, future revenue, financial condition, and cash flows and increase our costs and expenses. In addition, the occurrence and threat of these events may directly or indirectly affect economic conditions, which could adversely affect the demand for our equipment and services. In the event of a major natural or man-made disaster, we could experience loss of life of our employees, destruction of facilities or equipment, business interruptions, abandonment of our facilities or equipment or deprivation of access to our facilities or equipment, any of which may materially adversely affect our business. If any of our facilities (especially our key depots or service centers around the world or our manufacturing facilities) or a significant amount of our equipment were to experience a catastrophic loss, abandonment or deprivation of access, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged equipment and facility not covered by asset, liability, business continuity or other insurance contracts. In particular, if any of our manufacturing sites, especially our global manufacturing and product development facility at Lomondgate, were to become unusable, we would need to seek alternative manufacturing arrangements and alternative sources of equipment for our fleet, which would take time and therefore may reduce our ability to perform our obligations under our contracts or enter into new contracts. In such a case, we may also need to find a replacement site for any unusable facility, the costs of which may result in reduced liquidity available for other investments and capital expenditure, such as those relating to our equipment fleet. Additionally, we could face significant increases in insurance premia or losses of insurance coverage due to the loss experienced during and associated with these and potential future natural or man-made disasters that may materially adversely affect our business. In addition, attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our results of operations.

In general, any of these events could cause customer confidence and spending to decrease or result in increased volatility in the global economy and worldwide financial markets. Any such occurrence could materially adversely affect our business, results of operations and financial condition.
Part of our strategy includes pursuing strategic transactions and divestitures, which could disrupt our business or change our business profile significantly.
We opportunistically consider the acquisition of other companies or service lines that either complement or expand our existing business, and we may consider the divestiture of some of our businesses. We may be unable to identify suitable transactions and, even if we are able to identify such transactions, we may be unable to consummate any such acquisitions or divestitures on acceptable terms. We expect to face competition for acquisition targets, which may limit the number of acquisition opportunities and lead to higher acquisition costs. Any future acquisitions or divestitures we pursue may involve a number of risks, including some or all of the following:
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the diversion of management’s attention from our core business;

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the disruption of our ongoing business;

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inaccurate assessment of undisclosed liabilities;

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potential known and unknown liabilities of the acquired or divested businesses, including failures in compliance, and lack of adequate protections or potential related indemnities;

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the assumptions underlying the business plans supporting the valuations of the acquisitions and expected synergies may prove inaccurate, in particular with respect to the future performance of the acquired businesses;

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the inability to integrate our acquisitions or to maintain uniform standards without substantial costs, delays or other problems;

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the loss of key customers or employees of the acquired or divested business;

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increasing demands on our operational systems;

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further exposure to risks of fluctuations in currency exchange rates;

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the integration of information systems and internal control over financial reporting;

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expansion into businesses outside our core competencies that may not perform as expected or that customers may not value; and

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possible adverse effects on our reported results of operations or financial position, particularly during the first several reporting periods after an acquisition or divestiture is completed.

Successful acquisitions are dependent upon our ability to identify suitable acquisition targets, conduct appropriate due diligence, negotiate transactions on favorable terms and ultimately complete such transactions and integrate the acquired businesses into our business as we consider appropriate. There can be no assurance that any acquisition will be completed on the terms or timeline anticipated, or at all, as such transactions may be subject to governmental and regulatory approvals and consents, including under applicable antitrust and competition laws, which may not be obtained or may be obtained subject to conditions that could diminish the anticipated benefits of the transaction. If we make acquisitions, we may be unable to successfully integrate them as we planned and generate expected margins or cash flow, or to realize in full (or at all) the anticipated benefits of such acquisitions, including cost savings, revenue enhancements, growth or expected synergies. These benefits may also take longer to realize than planned, or our assessments of, and assumptions regarding, these benefits may not prove to be correct.
Before making acquisitions, we conduct due diligence in a manner that we deem reasonable and appropriate based on the facts and circumstances applicable to each acquisition. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental, regulatory and legal issues. We may pay for outside consultants, legal advisers, accountants, investment banks and other third parties to be involved in the due diligence process to varying degrees depending on the type of acquisition. Our due diligence may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating an acquisition. Moreover, our due diligence investigation will not necessarily result in an acquisition being successful.

An acquisition may not strengthen our competitive position and may be viewed negatively by customers or investors. Any acquisition could result in significant write-offs, impairments of goodwill or other intangible assets, potential restructuring charges or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Acquisitions may also increase working capital and capital expenditure requirements, which may reduce our liquidity. We could incur losses resulting from undiscovered liabilities of the acquired business, including as a result of weakness in internal controls at an acquired business, that are not covered by any indemnification we may obtain from the seller or any applicable insurance policies. In addition, integration of an acquired company or business may also require management resources that otherwise would be available for ongoing development of our existing business, and we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. Following integration into our business, an acquired business may not be able to maintain its customer base consistent with expectations or generate the expected margins or cash flows. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our results of operations.
If we were to undertake a substantial acquisition, the acquisition likely would need to be financed in part through debt or equity financing or with other arrangements. The necessary acquisition financing may not be available to us on acceptable terms or at all. Equity financing (including by way of convertible debt) may have a dilutive effect on our existing shareholders. Acquisitions involving debt financing may create or magnify risks with respect to our leverage and debt service costs. If one or more acquisitions results in our becoming substantially more leveraged on a consolidated basis, our flexibility in responding to adverse changes in economic, business or market conditions may be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The integration of acquired businesses in certain jurisdictions may be more difficult and take more time due to logistical, regulatory, cultural and other factors such as our relative lack of familiarity with a given market and its economic, political and social dynamics. Such risks include significant exposure of local economies and government spending (and thus of demand and pricing for equipment and services) to the level of oil or gas prices, as well as economic instability, political volatility, civil war, violent conflict, social unrest or action by terrorist groups. All of these risks in any country in which we operate may negatively affect our operations, revenue and profits in the affected country and for our business generally, and competitors may take advantage of these difficulties to weaken our customer base.
Our ability to manage our growth and integrate operations, technologies, services and people depends on our administrative, financial and operational controls and our ability to create the infrastructure necessary to exploit market opportunities, as well as our financial resources. In order to compete effectively and to grow our business profitably, we will need, on a timely basis, to maintain and periodically improve our financial and management controls, reporting systems and procedures, implement new systems as necessary, attract and retain adequate management personnel and hire, retain and train highly qualified talent. Furthermore, we expect that as we continue to introduce new product offerings and enter new markets, we will be required to manage an increasing number of relationships with various customers and other third parties. The failure or delay of our management in responding to these challenges could have a material adverse effect on our business, financial condition and results of operations.
A significant divestiture would, in the short term, result in loss of revenue and possibly profits and could require the amendment or refinancing of our outstanding indebtedness or a portion thereof. Further, to the extent that we agree to accept payment of all or a portion of the sale price over time, we would bear the risk that the portion of the price that is not paid at closing may be uncollectible. In addition, in connection with any divestiture, we may agree to retain obligations related to the business or assets sold and we may agree to indemnify the purchaser for outstanding liabilities or with respect to the representations, warranties or covenants included in the definitive agreement between the parties. These retained obligations and indemnification obligations could result in significant costs and expenses.
We may enter into strategic partnerships or joint ventures with third parties with whom we collaborate to, among other things, offer complementary services or make our offerings more competitive in certain markets. For example, we are minority partners in certain joint ventures in the United Kingdom and the

United States. If successful, strategic partnerships or joint ventures may be mutually beneficial and result in additional growth, but we may not realize the expected benefits. Management’s involvement in strategic partnerships and joint ventures may divert their attention from our business. Such partnerships and joint ventures carry an element of uncertainty because we may not be able to fully assess all risks. Strategic partnerships and joint ventures can also be difficult to manage for various reasons, such as the potentially different or colliding interests of strategic or joint venture partners and cultural differences. In addition, we may compete in some business areas with a company with which we have a strategic partnership or with which we are partners in a joint venture and, at the same time, cooperate with that company in other business areas or markets, which could increase the risk of potential inadvertent competition law violations. Furthermore, a company cooperating with us may gain access to our knowledge, trade secrets or other confidential information. Additionally, if such strategic or joint venture partners fail to perform as promised or if these relationships fail to materialize as expected, we could suffer operational difficulties, especially if we are not able to easily exit such a partnership or joint venture. We may also enter into strategic partnerships or joint ventures in order to participate in growth opportunities in certain jurisdictions with regulations in place designed to restrict or limit the ability of foreign companies to conduct business there. If we gain access to a jurisdiction through a strategic or joint venture partner, such access could be lost if such relationship fails.
Our success depends on our ability to attract and retain key management, sales, technical and other talent, while supporting the onboarding and career development of our employees.
Our ability to successfully execute our business plan depends upon the contributions of our senior management team as well as our dedicated sales force, technical talent (such as engineers and mechanics) and other employees. We may face challenges in continuing to attract, hire, train and retain qualified people.
Our people may leave for competing opportunities, both within and outside our industry, for various reasons, including higher remuneration. Competition for top management talent within our industry and the business world is significant. If any of our senior management or senior or regional managers joins a competitor or forms a competing company, we may lose customers, know-how and other personnel. If we are unable to attract and retain the services of members of our senior management team or other key talent, whether due to death, disability, resignation or termination of employment, and are unable to find suitable replacements in a timely manner, our ability to successfully implement our business strategy, financial plans, marketing and other objectives could be significantly impaired.
High-quality engineering and technical capability are important characteristics of our people, and it may be difficult to replace such knowledge or capability. If there is a shortage of suitable candidates or if we are perceived as an unattractive employer, it may be difficult for us to fill any vacant positions we may have that may be key to delivering our strategic plan. There may be a limited number of persons with the requisite skills for certain positions, and we may not be able to locate or employ such qualified people on terms acceptable to us or at all. In recent years, we have experienced increasing competition for available talent in the workforce as reflected by the low unemployment rate and shortages of available industry technical talent in various regions where we operate. In addition, changes to immigration laws and regulations in the countries in which we operate have created and could create in the future difficulties in hiring skilled people, which could affect our ability to operate our business efficiently and, in turn, have a negative impact on our results of operations and financial condition. As a result, we could experience inefficiencies or a lack of business continuity due to employee turnover, new employees’ lack of historical knowledge and lack of familiarity with the business processes, operating requirements, policies and procedures and key IT and related infrastructure used in our day-to-day operations and financial reporting.
If we experience difficulties in attracting, training and retaining qualified people, our recruitment costs may materially increase. Additionally, failure to attract, train and retain qualified people may lead to a loss of productivity and intellectual capital, which in turn may lower our personnel morale and adversely affect our operations and business.
Historically there is a ramp-up period before new members of our sales organization typically achieve a level of sales comparable to those we have employed for a longer period of time. We may also experience additional costs as we hire new talent and our people learn their roles and gain necessary experience. It is important to our success that newly hired colleagues quickly adapt to and excel in their new roles. Further, if we cannot meet our needs for IT talent, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems. While we may at times rely on contractors, sub-contractors and temporary personnel to fill staffing needs, if we are unable to attract and retain long-term permanent staffing, particularly to replace the loss of employees, we may lose experience and expertise among our people, which may negatively impact our business operations and the delivery of the performance of our contracts.
Any of these events may adversely affect our reputation and our results of operations and financial condition.
We may face issues with our union employees and labor disputes could disrupt our operations or lead to higher labor costs.
We are subject to the risk of labor disputes, which may disrupt our operations. In numerous jurisdictions where we operate, labor laws applicable to our business are relatively rigorous and provide for the strong protection of employees’ interests. In many cases, we must inform, consult with and request the consent or opinion of union representatives or works councils in managing, developing or restructuring certain aspects of our business. These labor laws and consultative procedures could limit our flexibility with respect to employment policy or economic reorganization and could limit our ability to respond to market changes efficiently and in a timely manner. Important strategic business decisions could be negatively received by some employees and employees’ representative bodies, which could lead to labor actions that could disrupt our business. Labor contracts, such as collective bargaining agreements, covered over 1,100 of our employees across 12 countries as of January 3, 2026. These contracts are renegotiated periodically. Failure to negotiate a new labor agreement when required could result in a work stoppage. In addition to labor and trade unions, under applicable law, we also had approximately 1,200 employees covered by trade unions/work councils in eight countries (Gabon, Ivory Coast, Germany, Netherlands, France, Argentina, Brazil and Chile) as of the same date. We are required to seek their advice and consider any recommendations they may have regarding certain business decisions.
Although we believe that our labor relations have generally been good, we could become subject to additional work rules imposed by agreements with labor unions, or strikes, work stoppages, work slow-downs or other labor disturbances could occur in the future and materially affect our operations (particularly if they are prolonged). In addition, our non-union workforce has been subject to unionization efforts in the past, and we could be subject to future unionization, which could lead to increases in our operating costs and/or constraints on our operating flexibility. We face differing local labor contract market restrictions at various times given our workforce is located around the world. For example, certain developing countries require that a substantial percentage of our workforce is composed of individuals from the local population. This may create challenges in or increase costs of assembling the appropriate teams for our contracts.
Many of our suppliers and customers have unionized workforces. Strikes, work-stoppages or work-slowdowns experienced by these suppliers or customers could materially and adversely affect our business, financial condition and results of operations.
Unfavorable conditions or disruptions in the capital and credit markets may adversely affect business conditions and the availability of credit.
We use cash generated from our operations, together with borrowings, to fund our capital requirements. We may require additional financing to obtain capital for, among other purposes, purchasing components, producing equipment, completing acquisitions, establishing new locations or otherwise executing our strategic plan and refinancing existing indebtedness. If such additional financing is not available to fund our capital requirements, we could suffer a decrease in our revenue and cash flows that would have a material adverse effect on our business. Our level of capital expenditure significantly affects the age and size of our equipment fleet, and if we are required to reduce this expenditure for any reason, the reduced availability of equipment or the age of our fleet may increase our maintenance costs and have an adverse effect on our business.
We may have unexpected funding requirements at times, which may prove to be difficult to finance if we are unable to obtain the additional necessary capital at such times upon terms that are acceptable to us. Unforeseen circumstances in our cash forecasting may also result in unexpected funding needs. In the event ‘green’ investing increases in popularity, negative perceptions of the capital markets towards oil and gas companies or companies that work with oil and gas companies could negatively impact our ability to raise capital. Our ability to access additional capital may also be constrained by the terms of our existing indebtedness. Any additional indebtedness that we incur will make us more vulnerable and limit our ability to withstand competitive pressures. We cannot be certain that any additional financing that we require will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient financing in the future, our business could be adversely affected.
In addition, disruptions in the global capital and credit markets as a result of an economic downturn, economic uncertainty, geopolitical events, regulatory changes, financial institution failures or other factors could adversely affect our ability to access liquidity to invest in our equipment fleet or otherwise operate our business. Unfavorable market conditions may depress markets in which our customers operate by making it difficult for them to obtain financing for their projects and credit on reasonable terms, which may cause our customers to be unable to meet their payment obligations to us, increasing losses on bad debt. Delinquencies and credit losses generally can be expected to increase during economic slowdowns or recessions. Moreover, our suppliers may be adversely impacted by unfavorable capital and credit markets, causing disruption or delay in the availability of necessary equipment components and other supplies. Our suppliers may also seek to collect receivables from us on a more accelerated timeframe than we had planned. These events could negatively impact our business, financial position, results of operations and cash flows.
In addition, if the financial institutions that have extended credit commitments to us are adversely affected by the conditions of the capital and credit markets, they may be unable to fund borrowings under those credit commitments, which could have an adverse impact on our financial condition and our ability to borrow funds, if needed, for capital expenditure, working capital, acquisitions and other corporate purposes.
Our revenue and operating results fluctuate.
Our revenue and operating results have historically varied from period to period. A decline in general economic conditions and/or activity or any occurrence that disrupts customer demand in the sectors in which we operate during our peak periods could result in an overall decline in cash flows and profitability and make it more difficult for us to make payments on our indebtedness and grow our business. We expect our results to continue to fluctuate in the future due to a number of factors, including:
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seasonal demand patterns, with activity tending to be lowest in the first quarters;

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the timing of expenditure for new equipment and the disposal of used equipment;

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changes in demand for our equipment or the prices we charge due to changes in economic conditions, competition or other factors;

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general economic conditions in the markets where we operate;

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the cyclical and seasonal nature of our customers’ businesses;

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large events (such as particular Formula 1 races, the FIFA World Cup or the Olympics) being postponed or canceled due to natural disasters, pandemics, extreme weather conditions and economic or geopolitical circumstances, which may affect the profitability of our contracts related to such events;

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severe weather temporarily affecting the regions where we operate;

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changes in private sector demand for plants and facilities or changes in government spending for infrastructure projects;

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our relatively high level of fixed costs, which causes revenue declines to significantly affect cash flow and profitability;

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the effectiveness of integrating acquired businesses and new start-up locations;

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possible unrecorded liabilities of acquired companies and difficulties associated with integrating acquired companies into our existing operations;

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timing of acquisitions and new location openings and related costs;

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changes in the interest rate applicable to our variable rate debt, and the overall level of our debt;

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fluctuations in exchange rates or fuel costs;

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price changes in response to competitive factors;

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commodity price pressures and the resulting increase in the cost of fuel and steel to our suppliers, which can lead to increased equipment costs that we may not be able to pass through to our customers;

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other cost fluctuations, such as costs for employee-related compensation and healthcare benefits;

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labor shortages, work stoppages or other labor difficulties;

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potential enactment of new legislation affecting our operations or labor relations; and

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possible write-offs or exceptional charges due to changes in applicable accounting standards, sales and service center reorganizations, obsolete or damaged equipment or the refinancing of debt.

In addition, we may lose sales and incur various costs when integrating newly acquired businesses or opening new start-up locations, and the profitability of a new location is lower in the initial months of operation.
We may be unable to forecast trends accurately.
Our decisions about investments in designing, developing and producing new equipment are based in significant part on our views of future demand. We believe that our experience in our markets supports our effort to recognize inflection points (the points at which demand is poised to level off or change direction) in the cycles affecting the sectors in which our customers operate, so that we can seek to increase investment just before the bottom of the cycle (before we expect demand to expand) and seek to decrease investment just before the top of the cycle (before we expect demand to contract). However, economic volatility or uncertainty makes it difficult for us to forecast trends and set appropriate investment levels, which may have an adverse impact on our business and financial condition. If anticipated growth does not occur, we may not earn the level of returns that we hope to achieve on investments made during the bottom of the cycle. Additionally, any failure to effectively remarket a large influx of equipment coming off hire within a short period of time could materially adversely affect our financial performance. More generally, uncertainty regarding future customer demand in the markets in which we operate could cause us to maintain excess equipment inventory and increase our capital expenditure beyond what is efficient. On the other hand, whether as a result of poor demand forecasting or supply chain failure, or due to loss of equipment from natural disasters, accidents, expropriation or crimes or other malicious acts, if we do not have enough equipment to meet the level of customer demand for our services, we may lose out on opportunities to increase our revenue and profits by being able to enter into additional contracts in response to the increased demand and we may lose market share to our competitors. This is also the case if we have a shortage of particular types of equipment that may be in demand for certain types of projects. If, as a result of the shortage of equipment, we are unable to fulfill our existing contracts, our customers may take legal action against us for failing to fulfill or for breaching our contracts with them. Whether as a result of increasing investment in our equipment fleet or as a result of defending against such legal actions or compensating our customers, we may incur additional costs that may adversely affect our financial condition and results of operations. Failure to fulfill our contractual obligations as a result of shortage of equipment may also cause damage to our reputation in the market as a reliable supplier of engineered energy and temperature solutions.
If we are unable to forecast trends accurately, we may be unable to correctly predict the volume of work that we may be able to secure. We may be unable to plan our component supply purchases or equipment purchases or production appropriately without accurate forecasting. In addition, difficulties in forecasting future trends may cause us to accept contractual terms that turn out to be unfavorable to us, such as by taking on the risk of managing the fuel supply for a customer or agreeing not to limit certain types of liability that we may face. Such developments may lead to returns on contracts that are lower than what had been forecast at the time such contracts were entered into. Although there may be ways in certain cases for us to mitigate our exposure to such risks and liabilities, such as insurance, such mechanisms may not always be available on terms or at costs that are acceptable to us, or at all, and we may be required to absorb the impact of such unfavorable terms for the duration of these contracts. If the costs of performing on our contracts increase, we may not be able to raise our prices during the life of such contracts in response to increased costs. This may have a negative impact on our results of operation and financial condition. This may also be the case if the rates that we charge or the revenue we are able to recover from our customers on such contracts are less than anticipated. Furthermore, the materialization of various risks, whether or not they were forecast differently at the time the contracts were entered into, such as risks related to our supply chain, the performance of our equipment fleet, our operations or our customers’ operations of the equipment and security, may leave us with contracts whose costs to us outweigh their benefits to us or contracts that we are unable to fully perform. This could, in turn, lead not only to adverse effects on our results of operations and financial condition, but also to legal claims from our customers and damage to our reputation.
We may not be able to execute our growth strategy by identifying and opening attractive new sales and service center locations.
An element of our growth strategy is to selectively identify and implement new sales and service center locations. We may be unable to identify attractive new sales and service center locations. Opening new sales and service center locations may require significant investments and may involve risks associated with entering new markets, including markets where we face significant competition. We may not have sufficient management, financial and other resources to successfully operate the new sales and service center locations. In addition, our existing sales and service center locations, or any new sales and service center locations that we open or acquire, may turn out not to be appropriate locations for meeting our business requirements and customer needs. This may be due to poor market analysis, a change in business requirements, changes in market dynamics (such as customer demand, supply of available equipment fleet, pricing dynamics and actions and presence of our competitors) or changes in the risk of operating in a particular location. Operating from locations that do not meet our business requirements or customer needs may adversely affect our business, results of operations and financial condition. Any significant diversion of management’s attention or any major difficulties encountered in the locations that we open in the future could have a material adverse effect on our business, financial condition or results of operations, which could decrease our profitability and make it more difficult for us to grow our business. Furthermore, general economic conditions or unfavorable global capital and credit markets could affect the timing and extent to which we open new sales and service center locations, which could adversely affect our revenue and profitability.
We may be unable to collect amounts due from customers, and our operating results could be adversely affected.
Some of our customers may have liquidity problems and ultimately may not be able to fulfill the terms of their agreements with us. This risk can be expected to increase during economic slowdowns or recessions. In addition, in the past, customers have withheld and may in the future withhold amounts due if they claim that we did not fulfill our obligations under our agreement with them or claim that we have entered into an agreement on unacceptable terms, leading to liabilities the customer failed to anticipate.
Additionally, we may enter into agreements with customers on unfavorable terms (such as lack of insurance, deposit, or other protections in case our customers fail to meet their obligations), which may affect the profitability of such agreements. If we are unable to mitigate our entering into agreements on unfavorable terms or manage credit risk adequately, or if a large number of customers faces financial difficulties at the same time, our credit losses could increase above historical levels and our operating results would be adversely affected.
In particular, we have several large contracts in emerging market countries where payment processes can be unpredictable, where liquidity and interest rates can be adversely affected by a fall in commodity prices or our customers have competing demands on limited budgets. There is a risk that we do not obtain payment for a large project (or combination of projects) and/or a risk that a material value of assets is confiscated. As of January 3, 2026, we had a net exposure, after taking into account provisions or payment securities/guarantees, of $25 million to one customer, a net exposure of $15-17 million to two customers and a net exposure of $1-10 million to four customers. As of January 3, 2026, there were no customers to whom we had a net exposure in excess of $25 million. A customer’s non-payment would result in an increased bad debt provision or write-off of the debt. We have written off material receivables in the past, and it may be necessary for us to write off or impair receivables in the future. Should our assets be seized, we would also lose future revenue and profit associated with that equipment while having to write off its residual net book value. Any such development may adversely affect our business, financial condition and results of operations.

Additionally, the emerging nature of some of the markets in which we operate, political instability, as well as changes in economic and trade sanctions and money laundering laws, rules, and regulations, have and may continue to prevent or make it difficult for us to collect amounts due from certain customers. Certain of our customers may be unwilling or unable to pay amounts owed or we may not be able to recover amounts from customers that become subject to economic or trade sanctions or other restrictions.
A significant portion of the revenue generated in Latin America (within our Americas reporting segment) and AMEAPAC reporting segment is generated from a limited number of customers, and it may be difficult for us to replace such customers were contracts with such customers to end.
The success of our business, including in Latin America (within our Americas reporting segment) and AMEAPAC reporting segment , is dependent on the continuation of commercial relationships with our customers. There is no guarantee that these relationships will continue, on current terms or at current levels or at all, or that our customers will not seek alternative providers for their requirements. Revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue in future periods or, if continued, may not reach or exceed historical levels in any period. Further, if our key customers fail to remain competitive in their respective markets or encounter financial or operational problems, our business, financial position, results of operations and cash flows may be materially adversely affected.
The five largest customers of the combined value of our Latin America region (within our Americas reporting segment) and the AMEAPAC reporting segment accounted for approximately 37% of the revenue generated by these regions for the year ended January 3, 2026. Historically, such large customers have included national utility companies in Argentina, Côte d’Ivoire, Bangladesh and Brazil, as well as state companies in other countries with a history of shortfalls in their capability of providing energy. The stability and growth of our revenue from these emerging markets depends, at least in part, on our ability to maintain our contracts with our existing customers and to enter into new contracts upon the expiry or termination of existing contracts with such customers. We cannot guarantee that we will continue to be able to maintain our relationships with our existing customers going forward. Furthermore, as contracts are renewed and extended, they may be re-priced at a lower level, which may reduce the profitability of such contracts. In addition, reliance on a small number of customers could, in case of financial difficulty or insolvency of one of those customers, cause a significant impact on us. Because large customers of our Americas and AMEAPAC reporting segments have historically included national utility companies, it may be more difficult to collect amounts due from such customers than from the private sector customers in North America and Europe.
Our success, and the success of our Latin America region (within our Americas reporting segment) and AMEAPAC reporting segment, also depends, at least in part, on retaining our utility company customers and continuing to sign new contracts with them. Accordingly, the long-term profitability of these regions is dependent on long customer tenure. We believe that our customers recognize us, among others, for our high levels of service and strong customer support. If our service levels decline, this may damage our reputation and could reduce the confidence of our customers in us, impairing our ability to retain existing customers and attract new customers.
It may prove difficult for our Latin America region (within our Americas reporting segment) and AMEAPAC reporting segment to expand their customer base through the addition of new utility customers. We operate in a competitive environment, and the utility companies that we may seek to have as customers may prefer one or more of our competitors to provide the requisite service. Other businesses that seek to provide services similar to ours may also enter the market to serve the utility companies that are our customers or that we may seek to have as customers, which may negatively affect our market share, business, financial position, results of operations and cash flows. In the absence of new customers, our Americas and AMEAPAC reporting segments may become more reliant on existing customers to continue to enter into contracts with us.
We depend on manufacturers to obtain adequate components and finished products for our equipment and fleet on a timely basis and on acceptable terms.
For our most critical suppliers, we have achieved significant cost savings through our centralization of purchases of equipment components, finished products and other supplies under long term purchasing agreements on favorable terms. However, as a result, we depend on a small group of key suppliers for certain technologies, and we may rely on sole suppliers for some components and finished products. We purchase most of our components from well-known original equipment manufacturers, such as Cummins, Innio, Longi, Jinko, ABB, Schneider and Powertech, and certain finished products based on either the suppliers specification or Aggreko’s specification from Atlas Copco, Alfen, Huawei, Avtron, Crestchic, Hitachi (Sullair), Aerzen, Himoinsa, Bruno, Trane, Johnson Controls and Midea among others. We have long term purchasing agreements for supply security with our fuel (diesel and HVO) and lubricant suppliers such as Crown Oil. While we make every effort to evaluate our counterparties prior to entering into long-term and other significant procurement contracts, we cannot predict the impact on our suppliers of changes in the economic environment and other developments in their respective businesses. Insolvency, financial difficulties or other factors, including other logistical or strategic reasons, may result in our suppliers not being able to fulfill the terms of their agreements with us on a timely basis or at all. Our suppliers may go out of business or experience liquidity issues, issues with their supply chains or other financial or operational issues. Further, suppliers may be unwilling to extend contracts that provide favorable terms to us, or they may seek to renegotiate existing contracts with us. As a result, we could face increased costs for our equipment components and certain finished products or longer delivery times. Delays in the delivery of components and certain finished products may impair our ability to respond to increases in demand by affecting our ability to design, develop and produce our equipment fleet and may cause us to miss opportunities in our markets. Furthermore, if the components or finished products to be used to produce equipment in our fleet are not manufactured with high standards of quality, our reputation may suffer and we may fail to win contracts. If we are unable to effectively manage the procurement process, it may result in operational disruptions and financial loss for our business. Issues with our suppliers, or their issues with their own supply chains, may cause delays, lower production volumes or other problems with our own manufacturing process at our manufacturing facilities, which, in turn, may make it more difficult for us to have sufficient equipment to work on projects for our customers. Although we believe that we have alternative sources of supply for the components we purchase for use in our equipment fleet manufacturing process and for the finished products and other supplies used in our business, this may be more difficult in the case of sole suppliers, particularly if it is a sole supplier with whom we had worked together to design particular components and finished products. The termination or delay of orders by a major supplier, or the termination of our relationship with any of our key suppliers, could have a material adverse effect on our business, financial condition or results of operations in the event that we are unable to obtain adequate components, finished products or other supplies from other sources in a timely manner or at all.
We are subject to foreign currency exchange rate fluctuations, which may have a material adverse effect on our financial condition or results of operation.
As a result of the international nature of our business, our subsidiaries may make or receive payments denominated in currencies other than their reporting currencies. We are likely, therefore, to be exposed to foreign currency risks caused by fluctuations in the value of such cash flows in reporting currencies of our subsidiaries, which may result in material impacts on the financial condition and results of our subsidiaries’ operations.
We report our results in U.S. dollar. As a result of our international operations, components of our financial and operating results may be denominated in a local currency other than U.S. dollar. We are likely, therefore, to be exposed to foreign currency exchange risks caused by fluctuations in the value of foreign currencies when the financial accounts of our operations in non-U.S. dollar jurisdictions are translated into U.S. dollar values for the purposes of our financial reporting, which may result in material impacts on our financial condition and results of operations. Exchange rate fluctuations may diminish the U.S. dollar-denominated value of our financial results. Moreover, we will incur costs, which may be significant, or may experience substantial delays when converting one currency into another or such conversion may even be prohibited.
We have entered into transactions for derivative instruments to mitigate such currency risks, and we may continue to seek to hedge such currency risks in the future. These hedges are typically structured in a series of forward contracts or forward currency options. Accordingly, there is a risk that the hedges would not remove all of the risk associated with the amount hedged. In addition, if a hedge is only partial, we would remain at risk for the unhedged amount. Should we enter into a currency exchange hedge, we may be required to satisfy a margin call.
Inflationary pressures may cause currencies in certain jurisdictions to depreciate in value against the U.S. dollar and other international currencies. For example, over the past decades, the governments of different Latin American countries have implemented various economic plans and used exchange rate arrangements, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating exchange rate systems. Such actions have generally adversely affected the value of companies in the region. There can be no guarantees as to whether any specific local currency in any region will depreciate or appreciate against the U.S. dollar or other currencies in the future but, in light of history, such fluctuations may take place. There may be a heightened risk of local currency depreciation relative to the U.S. dollar value of our operations based in Latin America or other regions or jurisdictions with significant history of currency depreciation. This could have substantial negative effects on our U.S. dollar-denominated returns. Furthermore, fluctuations in foreign exchange rates may place us at a competitive disadvantage relative to competitors whose cost bases are denominated in different currencies that have depreciated against the U.S. dollar, enabling such competitors to offer lower pricing in local markets. This competitive dynamic could adversely affect our ability to win or retain contracts in certain markets.
We are subject to significant foreign currency exchange controls in certain countries in which we operate.
We are, in some countries, and could become elsewhere, subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which limits our ability to use this cash across our global operations. We also face risks related to the collection of payments due to us from our customers that are located in certain geographical regions with foreign currency or international monetary controls. While contracts with such customers generally specify U.S. dollar as the currency of payment, it may be difficult to receive payment in U.S. dollar if there are exchange controls, if the relevant laws and regulations change or if the customer has difficulty obtaining or securing U.S. dollar. This risk could increase as we continue our geographical expansion. In particular, for the year ended January 3, 2026, we derived approximately 3% of our net revenue from Argentina, Cameroon, Egypt, Guinea, India, Mali, Nigeria and Tanzania. These countries, among others, have adopted or been subject to international restrictions on the ability to transfer funds out of such countries and convert local currencies into U.S. dollar, with China imposing particularly stringent controls. This may increase our costs and limit our ability to convert the relevant local currencies into U.S. dollars and transfer funds out of those countries or other countries that may adopt such controls in the future. There may be other obstacles to the repatriation of our earnings that prevent or limit us from being able to move our cash out of a certain jurisdiction. Any shortages or restrictions may impede our ability to convert these currencies into U.S. dollars and to transfer funds, including for the payment of interest or principal on our current or future outstanding debt.
Fluctuations in interest rates and commodity prices may also materially adversely affect our revenue, results of operations and cash flows.
Although we may decide to convert certain of our variable rate borrowings into fixed rate debt through interest rate swaps and other hedges, such hedges may fail to eliminate risks associated with variable rates. Fluctuations in interest rates may negatively impact the amount of interest payments, as well as our ability to refinance portions of our existing debt in the future at attractive interest rates. In addition, certain of our end markets, as well as portions of our cost structure, such as transportation costs, are sensitive to changes in commodity prices, which can impact both the demand for and the profitability of our services. These changes could impact our future earnings and cash flows, assuming other factors are held constant.
If we determine that our goodwill or other assets have become impaired, we may incur impairment charges, which would negatively impact our results of operations.
As of January 3, 2026, we had $2,073 million of goodwill on our audited consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill at least annually. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry or economic trends and/or significant underperformance relative to historical or projected operating results. Further, an impairment loss recognized for goodwill is not reversed in a subsequent period. An impairment of our goodwill may have a material adverse effect on our results of operations. In addition to goodwill, our financial assets could be impaired for a number of reasons, such as defaults by our customers, financial counterparties or governments, commercial disputes, human error or fraud or other financial misreporting. Furthermore, financial assets may be impaired as a result of reduction in business requirements resulting in an unbudgeted financial shortfall.

Pursuant to current accounting rules, we are required to assess property, plant and equipment, inventory and other intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or where there are indications that a previously recognized impairment loss has reduced. Receivables are considered for impairment to reflect the possibility of future default or non-collectability. At each reporting period, an assessment is performed to determine whether there are any indicators of impairment of our assets, which involves considering the performance of our business and any significant changes to the markets in which we operate. Identifying whether there are indicators of impairment for assets involves a high level of judgment and a good understanding of the drivers of value behind the asset. If there is an impairment indicator, then an impairment review is carried out. This review involves a high level of estimation. We concluded for the years ending January 3, 2026, December 28, 2024 and December 30, 2023 that the triggers for the potential impairment were the proposed sale price of Aggreko Eurasia LLC (which was lower than the carrying amount), and the non-collectability of certain trade receivables. We determined that there was no impairment of goodwill over the same time period.
A failure to adequately address our exposure to environmental, social and governance (“ESG”) related risks and evolving scrutiny and expectations may have adverse implications for our business and our reputation and may adversely affect the value of our ordinary shares.
Some of our key stakeholders, including some of our employees, customers, investors and suppliers, as well as policymakers and regulators are increasingly focused on ESG-related issues, including those relating to sustainability, renewable resources, environmental stewardship, supply chain management, climate change, diversity and inclusion, workplace conduct, employee well-being and engagement, human rights, responsible sourcing, low carbon transition, responsible use of artificial intelligence, philanthropy and support for local communities. For example, new and proposed laws and regulations in the United Kingdom, the European Union and the United States requiring the identification, quantification, and disclosure of certain ESG matters, including those relating to sustainability, climate change, supply chain, human capital and GHG emissions, are under consideration or being adopted, or may be in the future. These requirements have resulted in, and may continue to result in, our need to make additional investments and implement new practices and reporting processes, which will require management attention and give rise to additional compliance risks. Any failure or perceived failure to accurately report on our current or future ESG-related commitments, including our GHG emissions reduction commitments, and any differences between our commitments and those of any companies to which we are or may be compared, could harm our reputation, adversely affect our ability to effectively compete or expose us to potential legal liability. In addition, any failure or perceived failure to transparently and consistently implement our sustainability strategy across our business, or to achieve our goals and commitments, may adversely impact our financial condition and reputation and may negatively impact our stakeholders, each of whom, in turn, have ESG-related expectations, concerns and aims which may differ, both within and across the markets in which we operate. Certain investor advocacy groups, certain institutional investors, investment funds, lenders, employees and other market participants are focused on ESG practices, goals, performance and disclosures. Certain financial stakeholders have placed importance on the environmental and social cost and impact of their investments and consider that the energy industry faces ESG risks that some other industries do not. Conversely, other stakeholders have taken, or may in the future take contrary positions with respect to ESG-related risks and disclosures and, if we take actions or make commitments that do not meet the diverging expectations of these stakeholders, we could be subject to negative responses by governmental actors (such as anti-ESG legislation, scrutiny or retaliatory legislative treatment) or certain stakeholders (such as litigation or negative publicity campaigns) that could adversely affect our business. The continued focus and activism related to ESG and similar matters may hinder access to or increase the cost of capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices.
With respect to sustainability performance, we aim for a 30% reduction in the emissions intensity of our energy solutions by 2030 and to achieve net zero Scope 1 and Scope 2 GHG emissions by 2035, in each case against a 2021 baseline. These targets are aspirational and reflect our current plans and assumptions; they are not guarantees, and our ability to achieve them is subject to significant risks, uncertainties and factors beyond our control. No assurance can be given that we will meet these targets on the anticipated timeline, or at all, and our actual results may differ materially from these goals. Achieving these commitments may require us to implement facility upgrades, fleet transitions and other operational changes that we expect could require significant capital investments, the costs of which are difficult to estimate and may be material. Our ability to achieve our sustainability and emissions targets depends on numerous factors, including the availability and cost of technology and alternative fuels, customer demand, the pace and substance of regulatory change, and our ability to collect, validate and report data across a large, global fleet and footprint. Our reported metrics and progress may be based in part on estimates and assumptions and may be subject to changes in methodology, boundary and data availability over time. To the extent we make statements regarding targets, pathways or expected progress, those statements are inherently forward-looking and subject to significant uncertainty, and we may be required to revise our targets, initiatives or timelines. If we fail or are perceived to fail to meet applicable standards or expectations with respect to these issues across all of our operations and activities, our reputation and brand image could be damaged, we may lose the trust of our stakeholders (including investors, customers and our employees), and our business, financial condition and results of operations could be adversely impacted. In addition, changes in consumer and market demands, regulatory requirements and other ESG-related considerations may negatively impact our perceived sustainability performance or otherwise impact our reputation and accordingly our business and financial results.
The impact of our ESG-related risks and practices, including with respect to various ESG matters in our business and in the local communities in which we operate, has been and may continue to be assessed by third-party ratings organizations and various stakeholders. Unfavorable ESG ratings could lead to negative investor sentiment and damage to our reputation which, in certain cases, could effectively limit our access to capital markets, result in scrutiny regarding our commitment to ESG principles and standards, divert investment to other companies and impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations and value of our ordinary shares.
In addition, ESG ratings may vary among the different ESG ratings organizations and are subject to differing methodologies, assumptions and priorities used by such organizations to assess sustainability performance and risks. There is no guarantee that the methodology used by any particular ESG rating provider will conform with the expectations or requirements of any investor or any present or future applicable standards, recommendations, criteria, laws, regulations, guidelines or listing rules. Any ESG rating obtained by the Group or its affiliates provides no guarantee as to the actual environmental and/or social impacts of the Group or its affiliates. Prospective investors must determine for themselves the relevance of any such ESG rating information in making an investment decision.
We have included in this prospectus certain unaudited adjusted data and other financial information not prepared in accordance with GAAP.
We have included in this prospectus certain unaudited adjusted data, which aims to remove the impact of currency upon comparative period financial results by converting them using the current period annual average foreign exchange rates, effectively presenting the adjusted data at a constant currency rate. Constant currency is a non-GAAP measure and does not reflect actual results under GAAP. In addition, we have included certain other non-GAAP financial measures, including Underlying Revenue, Segment Underlying Revenue, Underlying Operating Income, Adjusted EBIT, Adjusted EBITDA, Adjusted EBITDA Margin, Return on Capital Employed, and Adjusted EBIT excluding Amortization of Intangible Assets. The non-GAAP financial measures and other information (including unaudited adjusted data) are based on available information and certain assumptions and estimates that are subject to significant judgment and uncertainty. However, these assumptions and estimates are inherently uncertain, subject to a wide variety of significant business, economic and other risks and may differ materially from our actual financial condition or results of operations. Certain of these amounts have not been, and, in certain cases cannot be, audited, reviewed or verified by any independent accounting firm. In addition, some of the financial information included in this prospectus, particularly Adjusted EBITDA, has been adjusted to exclude certain non-operational or strategic review costs, which may not be indicative of our ongoing operating performance. As a result, these measures should not be relied upon in the absence of a review of the GAAP financial information and discussions contained in this prospectus.
This prospectus includes forward-looking statements and certain industry information that involve risks and uncertainties.
This prospectus contains forward-looking statements that involve risks and uncertainties, including statements regarding our plans, strategies, objectives, expectations, performance targets, estimates, projections and forecasts, goals, resources, future projects, capital expenditure plans, business expansion plans, changes in laws related to business operations, government policies in different countries, industry-related forecasts and other factors which anticipate future events.
Furthermore, the estimated energy solutions serviceable addressable market data and forecast data related to electricity demand and electricity generation included in this prospectus are management estimates, are not part of our financial statements or financial accounting records and have not been audited or otherwise reviewed by outside auditors, consultants or experts. The use or computation of the energy solutions serviceable addressable market may not be comparable to the use or computation of energy solutions serviceable addressable market data reported or used by other companies, including in our industry.
Risks Related to Information Technology, Data Security and Privacy, and Intellectual Property
We and our third-party service providers are heavily reliant upon communications networks and centralized information technology (“IT”) systems, and the concentration of these systems may expose us to risks, including the risk of the misuse or theft of information or compromise of our IT systems as a result of cybersecurity breaches or otherwise, which could harm our brand, reputation or competitive position and give rise to material legal or financial liabilities, which could in turn materially adversely affect our business, results of operations, and financial condition .
We rely heavily on computer systems, hardware, software, technology infrastructure and online sites and networks (collectively, “IT Systems”) to conduct both internal and external operations that are critical to our business, including to process transactions, manage our pricing, equipment fleet and financing arrangements, pay suppliers and other third parties, collect from our customers and account for our activities. Our IT Systems also facilitate our ability to monitor and control our assets and operations and adjust to changing market conditions and customer needs. Our major IT Systems and accounting functions are centralized in a few locations and, wherever economical, based on cloud services. Any disruption, termination or substandard provision of these services could materially adversely affect our business by disrupting normal operations, whether as the result of computer or telecommunications issues (including operational failures, ransomware or other computer malware), localized conditions (such as a power outage, fire or explosion, or connectivity issues preventing access to our cloud-based services), events or circumstances of broader geographic impact (such as an earthquake, storm, flood, or other natural disaster, pandemic, epidemic, strike, act of war, evacuation, coup, kidnapping and ransom demand, extortion, civil unrest or terrorist act) or otherwise.
Our IT environment includes IT Systems that we own and manage, as well as IT Systems and related products and services that are provided or supported by third parties. We and certain of our third-party service providers collect, maintain and process data about our customers, employees, business partners and others, as well as proprietary and sensitive information belonging to our business such as trade secrets (collectively, “Confidential Information”). Our increasing reliance on third-party service providers, particularly hyperscale cloud providers such as Amazon Web Services and Microsoft Azure, exposes our business to the risk that a material outage, degradation of service, security breach or other incident, or loss of critical functionality at these providers could significantly disrupt our operations, including remote monitoring of assets, data platforms, customer-facing applications and internal business systems, potentially resulting in lost revenue, contractual penalties, reputational harm and increased costs to restore or migrate services. If outages, service degradations or other incidents were to affect the regions and services on which our cloud-based applications and data platforms depend, our ability to deliver, monitor, bill for, and support our power and temperature control solutions could be impaired for extended periods, and our existing continuity, redundancy and disaster recovery measures may not fully mitigate the operational, financial, legal, and reputational impacts of such events.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as business email compromise, social engineering or phishing attacks, malware (including ransomware), malfeasance by insiders, human or technological error, malicious code and misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. If successful, these items could have a materially adverse effect on our ability to operate our business and could negatively impact our reputation, including through the loss or compromise of commercially sensitive data or personal data, loss of data integrity within our systems or loss of financial assets through fraud. A cyberattack on our back-office, operational control systems or cloud-based services could also result in our not being able to deliver services to our customers. We and certain of our third-party service providers have been subject to attempted cyberattacks and other cybersecurity incidents in the past and may continue to be subject to such attacks and incidents in the future. While no such attacks or incidents have had a material impact on our operations or financial results to date, we cannot guarantee that future incidents would not have such an impact. Moreover, while we maintain a cybersecurity risk management program designed to protect our IT Systems and Confidential Information, we cannot guarantee that such program will be fully implemented or complied with, or that our IT Systems and Confidential Information are fully protected against third-party intrusions or against viruses, ransomware, or similar threats. Also, a cyber-infiltration may not be detected or addressed in a timely manner, increasing the risk of significant data loss or compromise and financial fraud. As cyber-incidents continue to increase in frequency, evolve and become more complex, including as a result of the use of artificial intelligence, machine learning, automated decision-making or similar technologies (“AI” or “AI technologies”), we will likely be required to expend additional resources to continue to modify or enhance our protective measures and to investigate and remediate any vulnerabilities to cyber-incidents. Our IT Systems also could suffer system component failures or experience issues with system capacity. Disruptions resulting from these threats, system crashes or other causes could have a material adverse effect on our business. In particular, any disruption to our cloud-based enterprise resource planning (“ERP”) system or other business systems, or the failure of any of such system to operate as expected, could adversely affect our operating results. We back up most of our data daily and have a disaster recovery plan in place for most of our systems, including our ERP system. However, our disaster recovery plan does not cover all of our systems. Our back-up systems may fail, and any recovery of our data may be incomplete or subject to delay. Any upgrade to our ERP system or other business systems, or transition to or implementation of a new ERP system or other business systems, may disrupt our business operations, including as a result of defects or bugs in new systems, the failure by us or third parties to successfully upgrade, transition or implement new systems or other reasons. For example, we transitioned our “on premise” ERP system to a modern cloud-based version which relies on an external service provider for incident response. Any failure of our external service provider in identifying any malfunctions or resolving any disruptions in our ERP system in a timely manner or at all may cause a loss or compromise of our data (including sensitive data) or prevent us from operating our business, which could impact our reputation as well as materially affect our commercial relations and operations, with material adverse effects on our business, financial condition and results of operations.
In addition, our customers regularly transmit Confidential Information to us via the Internet and through other electronic means. Our facilities and IT Systems, and those of our third-party service providers, may contain defects in design or manufacture or other problems that could compromise information security or could lead to the loss of Confidential Information and are also subject to the risk of human error, including accidental transmission of such information. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, and these attacks are increasing in their frequency, sophistication and intensity. Many of the techniques used to obtain unauthorized access, including malware and other malicious software programs, are difficult to anticipate until launched against a target, and we may be unable to implement adequate preventative measures.
Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could result in legal claims or proceedings, regulatory investigations and enforcement actions, fines, penalties, and negative reputational impacts that could cause us to lose existing or future customers, and incur potentially significant costs for incident response, system restoration or remediation and future compliance. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Additionally, mandatory disclosures regarding data security breaches can lead to widespread negative publicity, which could harm our reputation and brand and could cause our customers and employees to lose confidence in the effectiveness of our data security measures. As a result, a data security breach could cause the loss of customers and could also require that we invest significant additional resources in our information security systems. A data security breach could also lead to legal proceedings initiated by parties who believe themselves to have been negatively affected by such a breach, which could have further negative financial and reputational impacts on our business. We carry insurance, including cyber liability insurance, commensurate with the size and nature of our operations, but we cannot guarantee that any costs and liabilities in relation to an attack or incident involving our IT Systems or Confidential Information will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
We outsource a portion of our IT services, including our managed cyber-defense operations, and otherwise rely on third-party service providers in connection with our business. Therefore, we are susceptible to disruptions, failures, breaches, poor performance and other incidents affecting the systems maintained by our third-party service providers. Any disruption, failure, breach, poor performance or other incident affecting any of these systems could lead to lower revenue, increased costs or other material adverse effects on our business and results of operations. Further, if we are unable to successfully manage key suppliers of our IT systems, equipment or services, we may face increased costs or disruptions in our business operations, particularly if it becomes necessary for us to replace a supplier with a different supplier.
Our business is subject to evolving federal, state, and foreign laws and other requirements relating to privacy and data security, data processing, and data transfer restrictions, and any failure to comply could adversely affect our business, results of our operations, and financial condition.
In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Data”), including from and about actual and prospective customers, as well as our employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process Personal Data on our behalf. Accordingly, we and our vendors are subject to a variety of federal, state and foreign data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the processing of Personal Data, and those that are specific to certain industries, sectors, contexts, or locations. Although we collect and store only a limited amount of Personal Data, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in proceedings or actions against us by individuals, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, be required to pay significant damages or fines or make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.
In various regions in which we operate, the collection, storage, distribution, and processing of data, including Personal Data, is subject to governmental regulation and legislation. In the Cayman Islands, we have certain duties under the Data Protection Act (As Revised) based on internationally accepted principles of data privacy. In the European Union, we must comply with strict data protection and privacy laws that restrict our ability to collect, use and otherwise process Personal Data (including personal data relating to customers and potential customers), including the use of that information. In particular, we are subject to the European Union General Data Protection Regulation (the “EU GDPR”) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 which operates alongside the United Kingdom’s Data Use and Access Act 2025, a separate law introducing reforms to the UK’s data protection and cybersecurity framework (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), which comprehensively regulate our use of Personal Data, including cross-border transfers of Personal Data outside of the EEA and the UK. Since we are subject to the supervision of relevant data protection authorities in the EEA and the UK, we could be fined under the EU GDPR and the UK GDPR independently in respect of the same breach. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and civil claims (including class actions).
In the United States, both federal and various state governments have adopted, or are considering adopting, laws, guidelines, or regulations for the collection, storage, distribution, and processing of data that may apply to our business. We are subject to several state privacy laws and regulations, including, for example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act

(collectively, the “CCPA”). The CCPA gives California residents expanded privacy rights and protections, such as the right to access and request deletion of their information, opt out of certain forms of Personal Data sharing and receive detailed information about how their Personal Data is used. Similar laws have been passed or are being considered in a majority of states. In addition, all 50 states have enacted laws with varying obligations to provide notification of security breaches of Personal Data to affected individuals, state officers and/or other third parties. Furthermore, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as relating to promises made in privacy policies and the online collection, use, dissemination and security of data, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. All of the foregoing reflects a trend towards a more stringent privacy regulatory framework in the United States.
Other jurisdictions in which we operate also have enacted, or are considering or have plans to enact in the future, laws and regulations regarding data protection, privacy and information security with which we must comply. Compliance with such laws and regulations may increase our compliance costs and potential liability.
Regulatory and judicial interpretations of laws and regulations related to data protection, privacy and information security are also subject to ongoing change. For example, certain mechanisms for transferring Personal Data internationally in compliance with EU and UK laws and regulations have had to change in recent years following judicial challenges, and are likely to be subject to further challenge. Monitoring and responding to such developments, which may not be possible to predict, could further increase our compliance costs and potential liability.
Further, in view of new or modified foreign laws and regulations, industry standards, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our processing of data and business activities and practices or to expend significant resources to adapt to these changes, which could ultimately hinder our ability to grow our business by extracting value from our data assets. We may be unable to make such changes and modifications in a commercially reasonable manner or at all.
Our service providers and business partners are also subject to laws and regulations related to data protection, privacy and information security. Any failure by these third parties to comply with or adapt to such laws and regulations or any adverse effects on their operations, services or financial condition as a result of such laws or regulations, or as the result of a data security breach they suffer or are exposed to, could also indirectly adversely affect our business.
We may not be able to obtain, maintain, protect or enforce our intellectual property and other proprietary rights that are material to our business, and third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property or other proprietary rights.
Our success and ability to compete effectively depends in part upon obtaining, maintaining, protecting and enforcing our rights in patents, copyrights, trademarks, trade secrets and other intellectual property rights that we own or license. Our use of contractual provisions, including confidentiality procedures and agreements and other methods, and our reliance on patent, copyright, trademark, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights, may not be adequate or effective. These measures could fail to prevent third parties from independently developing equipment and services similar to or duplicative of our equipment and services, or our competitors from gaining access to our proprietary information or technology, and may not prevent or provide meaningful protection in the event of any misappropriation, infringement, reverse engineering or other violation of intellectual property rights owned or licensed by us. In addition, effective patent, copyright, trademark, trade secret and other intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights to the same extent as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by third parties in these countries.
While we have applied for and obtained certain U.S. and foreign intellectual property registrations, we cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. For instance, some pending trademark applications filed by us may not result in registrations due to prior use by third parties, lack of sufficient distinctiveness, objections raised by third parties or other grounds for refusal or rejection. Additionally, even if other intellectual property rights are issued or registered to us, such intellectual property rights may not provide meaningful protection against competitors or against competitive technologies. We also may choose not to pursue intellectual property registration in every instance.
We also rely upon unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, a breach of these agreements or a breakdown in our internal policies and procedures could lead to an unauthorized disclosure or use of our proprietary, confidential or material non-public information, which could in turn harm our business, financial condition or results of operations. In addition, adequate remedies may not be available in the event of any unauthorized use or disclosure of our proprietary information.
Monitoring for unauthorized use, infringement, misappropriation or other violation of our intellectual property rights could be costly and time-consuming, and we are unlikely to be able to detect all instances of such violations. Attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property rights against us, or result in a holding that invalidates, or narrows the scope of, our intellectual property rights, in whole or in part. Litigation or other proceedings may be necessary to obtain, maintain, protect or enforce our intellectual property rights and proprietary information or to defend against claims by third parties that our intellectual property rights are invalid or unenforceable, or that our services, equipment or other operations infringe, misappropriate or otherwise violate their intellectual property rights. Any such litigation or claims brought by or against us could result in substantial costs, result in settlement on unfavorable terms and cause a diversion of resources and attention. A successful claim of patent, copyright, trademark or other intellectual property infringement, misappropriation or other violation against us could subject us to significant damages or an injunction preventing us from using the applicable intellectual property or providing certain of our equipment or services, or could require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all.
Any of the foregoing could materially adversely affect our business, results of operations and financial condition.
We employ open source licensed software for use in our business, and the terms of open source licenses could result in increased costs and additional obligations or restrictions.
We use third-party open source software in connection with the development and deployment of our proprietary software, and we expect to continue to use open source software in the future. Certain open source licenses contain requirements that, depending on the manner in which the open source software is used, modified, incorporated or made available, may require users to publicly disclose all or part of the source code to proprietary software containing or linked to such open source software and/or make available any derivative works of the open source code under the same open source license, which could include portions of our proprietary source code. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, which could divert management’s time and attention, expose us to certain claims, and subject us to significant damages or require us to comply with onerous conditions or restrictions on the use of our proprietary software. We also may face claims from third parties claiming ownership of what we believe to be open source software or demanding release of the open source software or derivative works that we developed using such software, which could include our proprietary source code. In any of these events, we could be required to re-engineer all or a portion of our technology systems, or we could be required to discontinue use of our services and other software in the event re-engineering cannot be accomplished on a timely basis. While we employ practices designed to both monitor our compliance with the license terms of open source software and ensure that we do not use any open source software in a manner that would require us to disclose our proprietary source code, we cannot guarantee that such practices will be effective. We also cannot guarantee that all license terms applicable to open source software are reviewed prior to use in our proprietary software, or that our developers have not incorporated (and will not in the future incorporate) open source software into our proprietary software without our knowledge.

Failure to maintain, upgrade or replace our IT Systems could materially adversely affect our business, results of operations and financial condition.
Our business continues to demand the use of sophisticated IT Systems and technology. As a result, we devote significant time and expense to maintaining, upgrading or replacing our IT Systems in order to meet our customers’ demands and expectations. These types of activities subject us to additional costs and inherent risks associated with replacing and changing these systems, including potential impairment of our ability to manage our business, potential disruption of our internal control structure, substantial capital expenditure, additional administration and operating expenses, demands on management time, training our employees to operate the systems and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Many of the software programs, technology and other IT Systems that we use in the ordinary course of our business operations are leased or licensed to us by independent software vendors or other third parties. We rely on these vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The inability of these vendors or us to continue to maintain and upgrade these systems would disrupt or reduce the efficiency of our operations, particularly if we were unable to transition to alternate systems in an efficient and timely manner. If we are unable to continue our leasing or licensing relationships, either at all or on terms acceptable to us, and we are unable to find suitable replacements, our operations may be disrupted by an inability to upgrade or continue to operate our IT Systems.
In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, and maintenance and support of outdated or other existing systems, could disrupt or reduce the efficiency of our business operations and could have an adverse effect on our operations if not anticipated and appropriately mitigated. If we acquire or contract for IT Systems that turn out not to be suitable for our strategic plans as a result of, for example, our incorrect analysis of our business requirements or market demands or our failure to exercise sufficient control over our procurement processes, our operations could be disrupted and we could incur additional costs to acquire replacement IT Systems. Furthermore, if our IT Systems do not meet their required performance standards or become obsolete due to, for example, design or implementation faults or poor maintenance, changes in business requirements, market dynamics and regulations as well as advances in technology, we could face operational, financial and security risks, including in relation to critical or sensitive data. In addition, any unauthorized access to, or loss or misappropriation of, our proprietary data, trade secrets or other confidential information stored in our IT Systems could also diminish our competitive advantages and adversely affect our business. The quality of our IT Systems may be insufficient to support our business operations. Our competitive position may be adversely affected if we are unable to maintain, upgrade or replace systems that allow us to manage our business in a competitive manner. If we are unable to meet customer cybersecurity requirements, which generally are becoming more stringent over time, there may be a negative impact on our ability to win future contracts with our customers. We also may not achieve the benefits that we anticipate from an upgraded or replaced system. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.
Failure to effectively manage the development and use of AI technologies, combined with an evolving regulatory environment, could have a material adverse effect on our business, financial condition and results of operations.
We currently use AI in our business and plan to expand our use as our understanding improves and the technology matures. For example, we use AI to help our sales teams profile countries, sectors and target customers and to improve the quality of our sales plans. We also use AI in the development of our own software code and to assist with the remote monitoring of our assets, analyzing telemetry data and suggesting likely causes of issues and remedial actions. Our in-house chat bot makes corporate information available through a chat interface, saving time for employees and improving decision making. We expect that increased investment will be required in the future to continue to develop and improve our use of AI technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of, or our investments in, such technologies will always enhance our equipment or services or otherwise be beneficial to our business, including our efficiency or profitability.
AI technologies, which are relatively new and still in the early stages of commercial use (and market acceptance of which is uncertain), are complex and rapidly evolving, and may over time become more important in our operations, and those of our service providers and other organizations connected to us.

The introduction of AI into new or existing processes may result in new or enhanced governmental or regulatory scrutiny, intellectual property or other litigation, data protection, confidentiality or information security risks, social or ethical concerns, competitive harm, additional costs or other complications. For example, AI technologies, including generative AI, may create content that appears correct but is factually inaccurate, incomplete, misleading or otherwise flawed. In addition, inappropriate or controversial data practices by developers and end-users or other factors adversely affecting public opinion of AI could impair the acceptance of AI technologies, including those incorporated in our services. If the AI technologies that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm or other adverse impacts on our business and financial results. Intellectual property ownership, privacy, rights and practices surrounding AI technologies are still being developed and have not been fully addressed by U.S. courts or federal, state or non-U.S. laws or regulations. We use generative AI technologies, including tools provided by third parties, to develop or assist in the development of our own software code. If these AI technologies generate code that is overly similar to proprietary or open source software code on which the AI technologies were trained, or to software processes that are protected by patents, we could risk losing protection of our own proprietary code that is commingled with such code and additionally be subject to intellectual property infringement claims. In addition, the terms of use of these third-party generative AI tools may state that the third-party provider retains rights in the generated code. Therefore, any outputs created by our use of AI technologies may not be subject to intellectual property protection, which may adversely affect our ability to use or commercialize such outputs. AI technologies may also be competitive with, or contribute to the obsolescence of, our or related organizations’ products, resources and services.
In the United States, the regulatory framework for AI technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power. In the absence of federal AI legislation, a number of states have enacted laws regulating various aspects of AI technologies. For example, California has enacted laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. In Europe, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force on August 1, 2024, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements under the EU AI Act are expected to apply from August 2, 2026, though the European Commission has proposed an extension to December 2, 2027 (such extension has not yet been finalized). It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition, antitrust, data privacy and consumer protection laws, may be interpreted or enforced in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects our business. Any failure or perceived failure by us to comply with AI-related laws, rules or regulations could result in proceedings or actions against us by individuals, government agencies, or others, and we could incur significant costs in investigating and defending such claims and, if found liable, be required to pay significant damages or fines or make changes to our business. Moreover, the scope, application and enforcement of such requirements remain uncertain and may give rise to additional compliance costs or operational constraints. Reliance on data and algorithms may make AI, and our business, more susceptible to cybersecurity threats, including the compromise of underlying models, training data or other intellectual property. Efforts around the use of these technologies require additional investment in operational controls and procedures, development and implementation of appropriate protections and safeguards for handling the use of data with AI, including with respect to data leakage, fraud prevention and regulatory compliance costs. Any failure or perceived failure to successfully integrate AI technologies, respond to customer or market demands, accurately communicate AI initiatives, comply with AI-related laws or regulations, identify or address any legal or regulatory issues associated with AI or effectively manage related risks could result in lawsuits (including class actions), investigations, enforcement actions, negative reputational impacts, and other penalties that have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Taxation, Legal and Regulatory Compliance
Changes in tax laws or challenges to any tax position we take could adversely affect our results of operations and financial condition.
We are subject to complex tax laws in each of the jurisdictions in which we operate as well as to international tax laws. Changes in tax laws or regulations or to their interpretations could adversely affect our tax position, including our effective tax rate or tax payments.

Our future effective tax rate could be adversely affected by changes to our operating structure, changes in the mix of earnings and taxable profits in countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, changes in tax laws and the discovery of new information in the course of our tax return preparation process. Changes in tax laws or regulations, including changes in the United States related to the treatment of accelerated depreciation expense, carryforwards of net operating losses, and taxation of foreign income and expenses, may increase tax uncertainty and adversely affect our results of operations. For example, changes driven by the Organisation for Economic Co-operation and Development (“OECD”) Base Erosion and Profit Shifting initiative relate to the reform of the international allocation of taxing rights and a system ensuring a minimum level of tax for multinational enterprises (“Pillar II”). Pillar II has been implemented in varying degrees in certain participating jurisdictions, and remains subject to on-going negotiations. Depending on the outcome and/or implementation of Pillar II proposals as adopted by countries, these contemplated rules may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows. In particular, the United Kingdom, the Grand Duchy of Luxembourg and the Netherlands have implemented Pillar II within their domestic laws, introducing the income inclusion rule, the qualified domestic minimum top-up tax and the undertaxed profit payments rule.
Our entities in the United Arab Emirates are subject to tax in the United Arab Emirates. Since January 1, 2024, we have been subject to a newly introduced corporate income tax of 9%. If such corporate income tax were to be raised in the future, such development may have a material impact on our business and financial results, due to the substantial operations we have in the United Arab Emirates. Therefore, an increase in our tax liabilities may have an adverse effect on our results of operations, cash flows and financial condition.
A number of our entities are structured as subsidiaries of various Dutch-based entities within our organizational holding structure. Therefore, if substance rules or withholding tax rates in the Netherlands or the tax jurisdictions of the subsidiaries were to change, this may have a material impact on our tax position, results of operations, cash flows and financial condition.
We have substantial operations in the United Kingdom, so any changes to the tax laws or regulations in the United Kingdom may have a material adverse effect on our tax position, results of operations, cash flows and financial condition.
We have substantial operations in the United States, so any changes to U.S. tax laws or regulations may have a material adverse effect on our tax position, results of operations, cash flows and financial condition. The effects of any potential tax changes on our operations are uncertain and such changes could have a material impact on our tax position, results of operations, cash flows and financial condition. Our solar business in the United States relies significantly on the availability of tax credits for renewable energy investments, which are a key component of the tax equity financing structures we enter into with third parties. The availability, scope, and value of these tax credits have been materially impacted by the One Big Beautiful Bill Act of 2025, which accelerated the effective expiration/termination of the clean electricity credits under Section 45Y and Section 48E of the Internal Revenue Code for certain wind and solar facilities placed in service after December 31, 2027, unless construction begins on or before July 4, 2026 (among other requirements). The expiry of the clean electricity credits could (i) materially and adversely impact the financial viability of future renewable energy projects and, consequently, our ability to structure tax equity transactions on favorable terms, and (ii) materially affect the profitability of our solar business in the United States, with material adverse effects on our business, financial condition and results of operations. This could lead to reduced investment opportunities, impairments in the value of existing renewable energy assets, and a potential need to seek alternative sources of financing, which may be more expensive or less attractive. Any such changes could have a material adverse effect on our financial condition, results of operations, and growth prospects.
Finally, since tax laws and regulations in the various jurisdictions in which we are located or operate or may become located or may begin operations may not always provide clear-cut or definitive guidelines, the tax regimes applied to our operations, intra-group transactions or reorganizations (past or future) is or may sometimes be based on our interpretations of such tax laws and regulations, which could be questioned by the relevant tax authorities. More generally, any failure to comply with the tax laws or regulations of the countries in which we are located or operate may result in reassessments, late payment interests, fines, and penalties.

We are subject to criminal tax regulation.
The United Kingdom has a corporate criminal offense regime, which is set out in the Criminal Finance Act 2017 (“CFA”), dealing with failures of a corporate or partnership, wherever incorporated or formed (a “Relevant Body”) to prevent the facilitation of tax evasion. The scope of the law and guidance is extremely wide and covers tax evasion committed both in the United Kingdom under s. 45 CFA, and abroad, under s. 46 CFA. An offense is committed where a Relevant Body failed to prevent the criminal facilitation of tax evasion by a person associated with the Relevant Body. The legislation provides for potentially severe penalties such as unlimited fines and certain prohibitions, restrictions or requirements. Such rules could have a material impact on our businesses if we were to be accused of such offenses.
Other jurisdictions in which we operate have enacted or are developing similar regimes imposing corporate criminal liability for the failure to prevent the facilitation of tax evasion by associated persons. To the extent such regimes are adopted or expanded in jurisdictions in which we operate, we may face additional compliance obligations and potential exposure to penalties, fines or other sanctions.
Our operations may be subject to transfer pricing adjustments by tax authorities.
We are exposed to tax risks, including transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks related to changes in the transfer pricing model.
Due to the international scope of our business, we are subject to the tax laws and regulations of various jurisdictions, in particular with regard to transfer pricing rules that apply in certain jurisdictions. Pursuant to such rules, businesses must conduct any inter-company transactions on an arm’s-length basis and must provide sufficient documentation thereof, subject to the applicable rules of the relevant jurisdiction. Although we have transfer pricing policies in place, tax authorities may challenge our compliance with applicable transfer pricing rules.
We cannot predict the outcomes of any potential examinations or audits, and the amounts of tax that we ultimately pay upon resolution of examinations or audits could be materially different from the amounts we previously included in our tax provision. This, therefore, could have a material impact on our results of operations and cash flows.
Our business is subject to the tax environment in the European Union and other markets in which we operate, which may change to our detriment and could have a material adverse effect on our business, net assets, financial condition, cash flows and results of operations.
Our business is subject to the general tax environment in the European Union and other markets in which we operate. Changes in tax legislation, administrative practice or case law could have adverse tax consequences for us. In addition, despite the existence of a general principle prohibiting retroactive changes, amendments to applicable laws, orders and regulations may be issued or altered with retroactive effect within certain limits. Additionally, divergent interpretations of tax laws by the tax authorities or the tax courts are possible. These interpretations may change at any time with adverse effects on our taxation burden. Furthermore, court decisions are often overruled by the tax authorities or tax courts, which might lead to a higher burden as well as increased legal and tax advisory costs for us.
Further, the European Council adopted two anti-tax avoidance directives, being Council Directive (EU) 2016/1164 of July 12, 2016, prescribing rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Council Directive 2017/952/EU of May 29, 2017, amending ATAD I in relation to hybrid mismatches with third countries (“ATAD II”). The measures included therein were implemented into Luxembourg law on December 21, 2018 (the “ATAD I Law”) and December 20, 2019 (the “ATAD II Law”). Most of the ATAD I Law related measures are applicable from January 1, 2019, and most of the ATAD II Law measures are applicable from January 1, 2020 (except for the reverse hybrid rules which apply as of tax year 2022). Being subject to these rules could result in reduced returns to the Company and hence its shareholders if an entity or an instrument gives rise to a hybrid mismatch in tax outcomes as a result of differences in their tax treatment under the laws of two or more tax jurisdictions. In such instances, tax adjustments may be required to neutralize the double non-taxation outcome. In addition, the OECD’s Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting was ratified by a number of jurisdictions and its application to the Company could reduce the availability of certain reliefs available under applicable double taxation treaties.

On December 22, 2021, the EU Commission issued a proposal for a directive “laying down rules to prevent the misuse of shell entities for tax purposes and amending directive 2011/16/EU” (“ATAD III”), which sets out a number of rules designed to prevent the misuse of shell entities—namely, entities with limited or no economic substance—for tax purposes which might potentially, if applicable, impact under certain circumstances the taxation of the Company and therefore the return to shareholders. However, it is currently unclear if and in what form ATAD III might be adopted since to date, Member States have still not been able to reach an agreement on the ATAD III proposal, whether in relation to the substance criteria or the tax consequences. In its current draft, ATAD III aims to deny the benefits of double tax treaties or EU directives to shell entities, and may therefore lead to an increase in withholding tax or corporate income tax on certain payments. However, it is not yet clear whether these sanctions will be retained in the final draft of ATAD III, if adopted.
Given the uncertainty around any possible changes and their potential interdependency, it is difficult at this point to assess the overall negative impact that these changes may have on our cash flows.
Our business is subject to the tax environment in each of the countries in which we operate, including those in emerging markets, and changes in any such tax environment could have a material adverse effect on our business, net assets, financial condition, cash flows and results of operations.
Our operations and business in emerging markets, including in Latin America (within our Americas reporting segment) and Asia and Africa (within our AMEAPAC reporting segment), may increase our susceptibility to sudden tax changes. Taxation laws in these jurisdictions are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course. Any unexpected taxes imposed on us could have a material and adverse impact on our financial position. For example, Latin American tax authorities regularly implement changes in the tax regime, including changes in current rates and, occasionally, the creation of temporary and permanent taxes. Some of these changes may increase, directly or indirectly, our tax burden, which may increase the prices we charge for our services, restrict our ability to do business and, therefore, materially and adversely impact our business and results of operations. In addition, in emerging markets, it is likely that certain tax laws may be subject to controversial interpretations by tax authorities. If tax authorities interpret tax laws in a manner inconsistent with our interpretations, we may be adversely affected, including by the full payment of taxes due, plus charges and penalties.
Other than changes in tax legislation, we are subject to inspections by tax authorities in the various jurisdictions in which we operate. Tax authorities in various jurisdictions are increasingly examining more closely cases where they suspect criminal tax evasion or the facilitation thereof, and have been more actively undertaking enforcement activities, including criminal prosecutions. Such examinations by tax authorities are typically detailed in nature and in certain cases take a significant period of time to conclude through either negotiation or the appropriate legal process. The protracted nature of such disputes can result in significant cost to the group and create uncertainty over long periods of time. While we endeavor to comply with all relevant laws and regulations, breaches may occur and we may become subject to penalties, particularly given the international nature of our business. Such outcomes may negatively affect our business, results of operations and financial condition and harm our reputation. As a result of such inspections, our tax positions may be questioned by the tax authorities, which can result in legal and administrative proceedings. In a number of countries, we may be subject to audit by tax authorities on certain matters such as inventory control, goodwill amortization expenses, corporate restructuring, and tax planning, among others. Any legal and administrative proceedings relating to tax matters may adversely affect us. We continue to have open tax issues in certain countries in which we operate and we cannot guarantee that the provisions for any tax proceedings will be correct, that there will be no identification of additional tax exposure, and that it will not be necessary to establish additional tax reserves for any tax exposure. Any increase in the amount of taxation as a result of challenges to tax positions could adversely affect our business, results of operations and financial condition.
Furthermore, in some emerging markets, for example, in Africa, we also face the possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, political changes, government regulation, political and social instability, terrorism, civil wars, guerrilla activities, military repression, crime, extreme fluctuations in currency exchange rates and hyperinflation. Each of these factors could affect adversely the economies of such countries and relatedly, the tax system of these countries. This could, in turn, have a negative impact on our results of operations and financial condition.
Transactions carried out by the Company may be reportable under DAC6.
On May 25, 2018, the EU Council adopted a directive (Council Directive 2018/822/EU amending Directive 2011/16/EU as regards mandatory automatic exchange of information in the field of taxation) that imposes a reporting obligation on parties involved in transactions that may be associated with aggressive tax planning (“DAC6”). DAC6 has been implemented in Luxembourg by the law of March 25, 2020 (the “DAC6 Law”).
More specifically, the reporting obligation will apply to cross-border arrangements that, among others, meet one or more “hallmarks” provided for in the DAC6 Law that is coupled in certain cases, with the main benefit test (the “Reportable Arrangements”).
In the case of a Reportable Arrangement, the information that must be reported includes the name of all relevant taxpayers and intermediaries as well as an outline of the Reportable Arrangement, the value of the Reportable Arrangement and identification of any member states likely to be concerned by the Reportable Arrangement.
The reporting obligation in principle rests with the persons that design, market, organize make available for implementation or manage the implementation of the Reportable Arrangement or provide assistance or advice in relation thereto (the so-called “intermediaries”). Prospective investors should note that following a decision of the Court of Justice of the European Union (C-694/20), intermediaries covered by professional secrecy are exempt from the notification obligation under DAC6 vis-à-vis any other intermediary who is not their client. In certain cases, the taxpayer itself can be subject to the reporting obligation.
The Reportable Arrangements must be reported within thirty days from the earliest of (i) the day after the Reportable Arrangement is made available for implementation or (ii) the day after the Reportable Arrangement is ready for implementation or (iii) the day when the first step in the implementation of the Reportable Arrangement has been made.
The information reported will be automatically exchanged between the tax authorities of all Member States.
In light of the broad scope of the DAC6 Law, transactions carried out by the Company may fall within the scope of the DAC6 Law and thus be reportable.
We are exposed to the risk of violations of anti-corruption, anti-bribery and anti-fraud laws and regulations, economic and trade sanctions or other similar regulations applicable in the countries in which we operate or intend to operate.
We must comply with certain applicable anti-corruption, anti-bribery and anti-fraud laws and regulations, economic and trade sanctions or other similar regulations.
For example, the UK Bribery Act 2010 (“UKBA”), the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and other similar anti-corruption and anti-bribery laws in the jurisdictions in which we operate generally prohibit companies and their officers, directors, employees, and any third parties acting on behalf of such companies from corruptly authorizing, offering, giving, promising, requesting, providing, or receiving payments, benefits, or other advantages to or from government officials and other recipients (including private-sector recipients), in order to obtain or retain business (such as offering a payment to influence a person to improperly perform a function or activity). The UKBA includes a corporate offense of “failure to prevent bribery” by our employees, officers, directors and other third parties acting on our behalf, to which the only defense is to maintain “adequate procedures” designed to prevent such acts of bribery. Such procedures may include staff and supplier training; policies; senior level commitment; and due diligence on suppliers and associated parties.
Our business operates in countries and regions with high levels of corruption, and we have direct and/or indirect interactions with government officials and employees of government agencies or state-owned or government-controlled entities. Additionally, we operate in certain parts of the world that lack a developed legal system, which can exacerbate corruption risks. Under some circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Furthermore, a more challenging trading environment may increase motive for individuals to act in ways that breach such laws or regulations or otherwise are contrary to our values, policies and code of conduct. The use of third parties (including agents and sales representatives) and temporary employees may further raise the risk of breaching internal policies and procedures and the applicable laws and regulations, given their conduct could potentially subject us to liability under the UKBA, the FCPA and/or other anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. The FCPA also requires that we keep accurate books and records and maintain a system of adequate internal controls.
Further, due to the global nature of our operations, we may use local agents, sales representatives or subcontractors to understand unfamiliar environments and differences in cultural, legal, financial and accounting complexities and obligations, or to carry out a portion of the activities called for by a particular contract. These agents, sales representatives or subcontractors may be involved in illegitimate activities in local markets that are unknown to us. Such illegitimate activities may include, but may not be limited to, requesting payment of a bribe from a supplier in order to obtain a business advantage. If we fail to adequately screen or supervise them or maintain an adequate compliance program, we may be liable for their actions. Similarly, our clients and suppliers may be involved in activities that our onboarding and diligence procedures may be unable to detect and that may put us at risk for non-compliance with applicable anti-corruption and anti-bribery laws or regulations. We may also be subject to extortion attempts or be placed in situations where facilitation payments may be requested or demanded. Our internal policies mandate compliance with anti-corruption laws, but despite our compliance policies and training efforts as well as our use of screening tools, we cannot assure you that our internal control policies and procedures will always protect us from acts committed by our employees or associated persons. Violations of applicable anti-corruption or anti-bribery laws, including any of the above, may result in significant civil or criminal penalties, including fines, disgorgement of profits, injunctions, or debarment from government contracts for the Company. The Company could also be subject to lawsuits, whistleblower complaints, adverse media coverage, and investigation, any of which could have a material adverse effect on our reputation, business, and results of operations.
The UK Economic Crime and Corporate Transparency Act 2023 introduced a corporate offense of “failure to prevent fraud” by our employees, officers, directors and other third parties acting on our behalf, which came into force on September 1, 2025. It is a defense to maintain “reasonable procedures” designed to prevent such acts of fraud.
In addition, our international operations may be affected by sanctions and economic restrictions imposed by the United Kingdom, the U.S. Office of Foreign Assets Control, the European Union or any of its member states, the United Nations or other law enforcement agencies or sanctions authorities.
Our international operations expose us to economic and trade sanctions-related risks. We seek to comply with applicable laws and regulations, in countries that are or may become the subject of economic and trade sanctions and with persons that are or may become the subject of economic and trade sanctions. Lists of countries, regions, entities, organizations or persons subject to sanctions may change over time, which may lead to contracts that previously were compliant with relevant economic and trade sanctions regulations subsequently becoming non-compliant. In addition, ownership of organizations might change or control of regions might change such that customers or activities in regions that were previously compliant with relevant economic and trade sanctions regulations might subsequently become non-compliant. In particular, sanctions related to former customers in Venezuela and Zimbabwe have impacted our ability to collect from those customers in both countries. In Zimbabwe, we were involved in a debt recovery action against a former customer for a debt owed to us, but that former customer and its beneficial owner were added to sanctions lists in the United States and the United Kingdom following the suspension of our activities with them. In Venezuela, we have historically had dealings with entities owned or controlled by the government of Venezuela which now are the subject of economic and trade sanctions. Following attempts to recover these debts in Venezuela and Zimbabwe, we terminated our actions to reduce further costs. We may also be exposed to economic and trade sanctions risks when operating outside countries targeted by economic and trade sanctions restrictions. For example, some customers operating in Europe, Middle East, India and Africa have been identified as connected to individuals and entities targeted by economic and trade sanctions imposed against Russian individuals/entities. Such customers may be adversely affected by the ongoing conflict and related sanctions and other governmental actions, which in turn could have an adverse impact on our revenues from such customers.
Violations of such laws can result in civil and/or criminal penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, termination of existing contracts, revocations or restrictions of licenses, criminal fines or imprisonment, the addition of our business on sanctions lists and breaches of contracts with suppliers and service providers. Such violations may also make it more difficult to obtain necessary funding or access our bank accounts or result in other operational difficulties in running our business. In addition, such violations could also negatively impact our reputation and, consequently, our ability to win future business. On the other hand, any such violation by our competitors, if undetected, could give them an unfair advantage when bidding for contracts. Furthermore, compliance with the applicable laws and regulations could cause us to breach our performance obligations under our customer contracts, which may expose us to risks such as significant penalties for non-performance and/or confiscation of our assets. The consequences that we may suffer due to the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Moreover, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated section, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, or the Financial Reporting Authority, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure related to involvement with terrorism or terrorist financing and property. Such report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Changes in applicable law, regulations or requirements, or our material failure to comply with applicable law, regulations or requirements, can increase our costs and have other negative impacts on our business.
We operate in over 80 countries worldwide, which exposes us to numerous supranational, national and local regulations. These laws and requirements address multiple aspects of our operations, such as worker safety, consumer rights, privacy, employee benefits, taxation and labor relations, as well as other areas of our business, like pricing and competition, and can often have different requirements in different jurisdictions. The risk of being in violation of competition laws may be higher where joint ventures or other complex business relationships with other companies are being considered. In the jurisdictions in which our entities are incorporated and operate, we may be required to comply with applicable corporate laws, regulations or codes, including by making required statutory filings. We may also be subject to additional legal, regulatory and contractual requirements in various jurisdictions as a result of being a government contractor. Compliance with local labor laws may prove to be challenging at times in connection with moving staff from projects to projects across jurisdictions. In addition, changes in regulations (including emissions standards and product safety regulations) could impact our ability to utilize our equipment in certain types of projects, affecting the competitive landscape in those projects, as well as in other areas in which the non-conforming equipment may be redeployed. If we commit any material breaches of any applicable laws, regulations or codes, whether as a result of lack of awareness of the relevant laws or regulations, changes in the regulatory requirements or failures to comply with them (whether intentionally, as a result of not knowing what to do in a given situation, or as a result of the inability to follow prescribed protocols in a given situation), such breaches can increase our costs, affect our reputation, limit our business, drain management time and attention and adversely affect our business, financial condition and results of operations.
We operate in European Union Member States where we may be subject to national laws implementing Directive (EU) 2019/1937 (the EU Whistleblowing Directive). While we have implemented a Speaking Up Policy and an independent Speaking Up service, this is an evolving area of regulation and we may need to take additional steps to comply with national whistleblowing laws.

Risks Related to Our Capital Structure
Our subsidiaries have substantial leverage and debt service obligations, which could adversely affect our business and our ability to deliver value to our shareholders.
As of January 3, 2026, the Group had $5,885 million of outstanding debt, which consisted of (i) $2,917 million senior secured term loan facilities, of which $1,411 million was denominated in U.S. dollars and €1,285 million was denominated in euros (the “Existing Term Loan Facilities”), (ii) $432 million drawings by Aggreko Finance Limited under the Amended and Restated Revolving Facilities Agreement (the “Revolving Facilities”), (iii) $2,396 million senior secured notes due 2030 (of which $1,400 million was denominated in U.S. dollars and €850 million was denominated in euros), jointly issued by Aggreko Holdings Inc and Albion Financing 1 S.à r.l. under the Indenture (the “Notes”), (iv) $137 million of other debt facilities and (v) $74 million of accrued interest, offset by (vi) $71 million of unamortized debt issuance costs.
On January 15, 2026, the Group raised incremental borrowings of $715 million and €407 million (the “2026 Incremental Senior Term Facilities” and together with the Existing Term Loan Facilities, the “Senior Term Facilities”). In addition, we have additional borrowing capacity under the Revolving Facilities.
Concurrently with the consummation of this offering, TDR and I Squared intend to complete the Concurrent Sponsor Contribution. We intend to use a portion of the net proceeds we receive from this offering, together with the net proceeds of the Concurrent Sponsor Contribution and the Directors Co-Invest Issuance, to repay certain indebtedness, including $     to repay all outstanding borrowings under our Revolving Facilities, without a reduction in commitment, and $     to repay a portion of our outstanding borrowings under our Senior Term Facilities, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus. We intend to use the remaining net proceeds for general corporate purposes.
The degree to which we and our subsidiaries will remain leveraged could have important consequences to our shareholders, including, but not limited to:
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making it more difficult for us to satisfy our obligations with respect to the existing indebtedness;

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increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions, including an economic downturn;

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requiring the dedication of a substantial portion of our cash flow from operations to the payment of interest and amortization costs on indebtedness, thereby reducing the availability of such cash flow to fund the payment of principal of indebtedness, working capital, capital expenditure, acquisitions, joint ventures or other general corporate purposes;

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limiting our flexibility in planning for or reacting to changes in our business and the competitive environment and the industry in which we operate;

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placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged; and

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limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

Any of these or other consequences or events could have a material adverse effect on our ability to deliver value to our shareholders.
Despite our subsidiaries’ high level of indebtedness, we may be able to incur significant additional amounts of debt or make certain restricted payments, which could further exacerbate the risks associated with our subsidiaries’ substantial indebtedness.
We may be able to incur substantial additional indebtedness in the future. Although the Indenture, the Amended and Restated Revolving Facilities Agreement (the “Revolving Facilities Agreement”) and the Amended and Restated Senior Term Facilities Agreement (the “Senior Term Facilities Agreement”) contain restrictions on the incurrence of additional indebtedness by our subsidiaries, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with those restrictions could be substantial, including in respect of other secured debt that shares in the collateral on a first or second-ranking basis. Additionally, the Indenture, the Revolving Facilities Agreement and the Senior Term Facilities Agreement do not prevent our subsidiaries from incurring obligations that would not constitute indebtedness under these agreements. Moreover, although the Indenture, the Revolving Facilities Agreement and the Senior Term Facilities Agreement contain restrictions on our subsidiaries’ ability to make restricted payments, including the declaration and payment of dividends, our subsidiaries will be able to make substantial restricted payments under certain circumstances.
Adding new debt to our and our subsidiaries’ existing debt levels or making restricted payments could exacerbate the risks associated with our subsidiaries’ substantial leverage described above, including our possible inability to service our subsidiaries’ debt, which could have a material adverse impact on our business, financial position, results of operations and our ability to deliver value to our shareholders.
The debt under the Senior Term Facilities Agreement and the Revolving Facilities Agreement bears or will bear, respectively, interest at a floating rate that could rise significantly, increasing our interest cost and debt and reducing our cash flow.
Borrowings under the Revolving Facilities Agreement will bear interest at floating rates of interest per annum equal to the Sterling Overnight Index Average risk-free rate (“SONIA”) (in respect of pound sterling), the Euro Interbank Offered Rate (“EURIBOR”) (in respect of euro), the Secured Overnight Financing Rate published by the Federal Reserve in the United States (“SOFR”) (in respect of U.S. dollar), subject in each case to a floor, plus an agreed margin. Borrowings under the Senior Term Facilities Agreement bear interest at floating rates of interest per annum equal to (x) with respect to borrowings in U.S. dollar, the forward-looking term rate based on SOFR (“Term SOFR”) and (y) with respect to borrowings in euro, EURIBOR, in each case subject to a floor, plus an agreed margin. SONIA, EURIBOR, Term SOFR and SOFR could rise significantly in the future. Although we may enter into and maintain certain hedging arrangements designed to fix a portion of these benchmark interest rates in the future, there can be no assurances that hedging will continue to be available on commercially reasonable terms. Hedging itself carries certain risks, including that we may need to pay a significant amount (including costs) to terminate any hedging arrangements and that we may be required to satisfy margin calls. To the extent interest rates were to rise significantly, our interest expense associated with the debt under the Senior Term Facilities Agreement and Revolving Facilities Agreement, to the extent not fixed by means of hedging arrangements, would correspondingly increase, thus reducing cash flow.
As a holding company, the Company depends on the ability of its subsidiaries to transfer funds to it to meet its obligations.
The Company is a holding company for all of our operations and is a legal entity separate from its subsidiaries. As a result, the Company is dependent on the ability of its subsidiaries to make loans, pay dividends and make other payments to generate the funds necessary for the Company to meet its financial obligations and to pay dividends to shareholders, if any. The inability to receive dividends from its subsidiaries could have a material adverse effect on our business, financial condition, cash flows and results of operations, and the price of our ordinary shares.
The subsidiaries of the Company have no obligation to pay amounts due on any liabilities of the Company or to make funds available to the Company for such payments. The ability of our subsidiaries to pay dividends or other distributions to the Company in the future will depend, among other things, on their earnings, tax considerations and covenants contained in any financing or other agreements, such as the covenants governing our subsidiaries’ existing indebtedness. In particular, our subsidiaries may incur additional indebtedness that may restrict or prohibit the making of distributions, the paying of dividends or the making of loans by such subsidiaries to the Company. In addition, such payments may be limited as a result of claims against the Company’s subsidiaries by their creditors, including suppliers, vendors, lessors and employees.
If the ability of the Company’s subsidiaries to pay dividends or make other distributions or payments to the Company is materially restricted by cash needs, bankruptcy or insolvency, or is limited due to operating results or other factors, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, there is no assurance that we would be able to raise sufficient cash by these means. This could have an adverse effect on the Company’s ability to pay its obligations or pay dividends, if any, which could have a material adverse effect on our business, financial condition, cash flows and results of operations, and the price of our ordinary shares.
We require a significant amount of cash to service our subsidiaries’ debt and sustain our operations. Our ability to generate sufficient cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our debt, and to fund working capital and capital expenditure, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on the success of our business strategy and on general economic, financial, competitive, market, legislative, regulatory and other factors, as well as the other factors discussed in this “Risk Factors” section, many of which are beyond our control. This also depends on our cash flow cycle, which may be affected by, among other things, seasonality in our business. If our subsidiaries’ interest payment dates coincide with periods of significant cash outflow, we may have insufficient cash to pay those obligations as they come due.
Our business may not generate sufficient cash flows from operating activities, revenue growth and operating improvements may not be realized or future debt and equity financing may not be available to us in an amount sufficient to enable our subsidiaries to pay those debts when due or to fund our other liquidity needs.
The Revolving Facilities will mature on February 28, 2030, or, subject to certain conditions, June 30, 2029. The Senior Term Facilities mature on May 21, 2031, or, subject to certain conditions, May 21, 2030. The Notes mature on May 21, 2030. If our future cash flows from operating activities and other capital resources are insufficient to pay those obligations as they mature or to fund our liquidity needs, we may be forced to:
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reduce or delay our business activities and capital expenditure;

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sell assets;

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obtain additional debt or equity capital; or

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restructure or refinance all or a portion of our subsidiaries’ debt on or before maturity.

We may be unable to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. Any failure to make payments on our subsidiaries’ existing indebtedness on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, the terms of our subsidiaries’ debt, including the Indenture and the terms governing the Senior Term Facilities and the Revolving Facilities, and any future debt, may limit our ability to pursue any of these alternatives. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business, financial condition and results of operations. There can be no assurance that any assets which we could be required to dispose of could be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale would be sufficient. In addition, the terms of the Senior Term Facilities Agreement, the Revolving Facilities Agreement and the Indenture may limit our ability to pursue any of these measures.
Certain of our debt agreements impose significant operating and financial restrictions on our subsidiaries that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities.
The Indenture, the Revolving Facilities Agreement and the Senior Term Facilities Agreement restrict certain of our subsidiaries’ ability to, among others:
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incur or guarantee additional indebtedness;

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pay dividends or make other distributions or purchase or redeem our subsidiaries’ stock;

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make investments or other restricted payments;

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prepay or redeem subordinated debt or equity;

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enter into agreements that restrict our restricted subsidiaries’ ability to pay dividends;

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transfer or sell assets;

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engage in certain transactions with affiliates;

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create liens on assets to secure indebtedness;

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impair security interests; and

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merge or consolidate with or into another company.

The covenants to which our subsidiaries are subject could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. All of these limitations are subject to significant exceptions and qualifications.
A breach of covenants, ratios, tests or restrictions contained in these agreements could result in an event of default under these agreements. In particular, upon the occurrence of any event of default under the Senior Term Facilities Agreement or the Revolving Facilities Agreement, subject to any applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could cancel the availability of the relevant facilities and elect to declare all amounts outstanding under the relevant facilities, together with accrued interest, immediately due and payable. In addition, any default under the Senior Term Facilities Agreement or the Revolving Facilities Agreement could lead to an event of default and acceleration under other debt instruments that contain cross-default or cross-acceleration provisions, including the Indenture. If the creditors accelerate payment of amounts under the relevant facilities, we cannot assure you that our assets and the assets of our subsidiaries would be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries which would be due and payable. In addition, if we are unable to repay those amounts, the creditors could proceed against any collateral granted to them to secure repayment of those amounts.
Our subsidiaries are also subject to the affirmative covenants contained in the Revolving Facilities Agreement. In particular, our subsidiaries are required to comply with a financial covenant to maintain our consolidated leverage ratio for each period of twelve months ending on any financial quarter date if utilizations thereunder exceed a certain threshold. Our subsidiaries’ ability to meet these covenants and restrictions can be affected by events beyond our control, and we cannot assure you that our subsidiaries will meet them.
Risks Related to Our Ordinary Shares and this Offering
We do not know whether an active trading market will develop or be sustained for our ordinary shares or what the market price of our ordinary shares will be, and, as a result, it may be difficult for you to sell your ordinary shares.
Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. Although we have applied to have our ordinary shares approved for listing on the NYSE, an active trading market for our ordinary shares may never develop or be sustained following this offering. If an active market for our ordinary shares does not develop or is not sustained, it may be difficult for you to sell ordinary shares you purchase in this offering without depressing the market price for the shares or at all.
If you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our ordinary shares will be substantially higher than the pro forma as adjusted net tangible book value per ordinary share immediately after this offering. Therefore, if you invest in our ordinary shares in this offering, your ownership interest will be immediately substantially diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering (after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution and the

Directors Co-Invest Issuances). In addition, you will pay more for your ordinary shares than the amounts paid by our existing owners. Based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per ordinary share, representing the difference between our pro forma as adjusted net tangible book value per ordinary share after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution, Directors Co-Invest Issuances and this offering and the initial public offering price. For additional information about the dilution that you will experience immediately upon completion of this offering, see “Dilution.”
If securities analysts do not commence to publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, or if they publish negative evaluations of our ordinary shares, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares is expected to be influenced, in part, by the research and reports that industry or financial analysts publish about us, our business, our market and our competitors. We do not currently have research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our ordinary shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our ordinary shares or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If one or more industry or financial analysts fail to regularly publish reports on us or if one or more of these analysts cease to cover our business, we could lose visibility in the market, which in turn could cause the price or trading volume of our ordinary shares to decline.
In addition, if we do not meet any financial guidance that we may provide to the public or if we do not meet expectations of securities analysts or investors, the trading price of our ordinary shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.
The market price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares in this offering.
The market price of our ordinary shares could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. In addition, securities markets worldwide have experienced, and are likely to continue to experience, extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The market price for our ordinary shares may be influenced by many factors, including the other factors described in this “Risk Factors” section.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.
We are controlled by TDR and I Squared, whose interests may be different than the interests of other holders of our securities.
Following the Reorganization Transactions, the Concurrent Sponsor Contribution, the Sponsor Purchase and the completion of this offering, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, TDR and I Squared will own approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full. As a result, TDR and I Squared will be able to control or influence actions to be taken by us, including future issuances of our ordinary shares or other securities, the payment of dividends, if any, on ordinary shares, amendments to our organizational documents and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness and any incurrence of liens on our assets.
So long as TDR and I Squared and their respective affiliates continue to own ordinary shares representing at least a majority of the votes entitled to be cast by holders of our outstanding ordinary shares, they will continue to be able to strongly influence or effectively control our decisions. TDR and I Squared will also have the ability to nominate individuals to our board of directors pursuant to the Shareholders’ Agreement and our amended and restated memorandum and articles of association. In addition, TDR and I Squared’s aggregate ownership of ordinary shares, will be able to determine the outcome of all matters requiring shareholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.
The interests of TDR and I Squared may be materially different than the interests of our other stakeholders. In addition, TDR and I Squared may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, TDR and I Squared may cause us to pay dividends rather than make capital expenditure or repay debt. TDR and I Squared are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated memorandum and articles of association provide that none of TDR and I Squared, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. TDR and I Squared also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
We will be a foreign private issuer and, as a result, we will not be subject to the U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring significant shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on       ,

2027. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses.
As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors. Additionally, we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
•
the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;

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the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

•
the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•
the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our ordinary shares but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Under Cayman Islands law, a

Cayman Islands company may pay a dividend out of either profits or its share premium account, provided that in no circumstances may a dividend be paid if it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, we are governed by the laws of the Cayman Islands and our amended and restated memorandum and articles of association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. See “Dividend Policy.”
A significant portion of our issued and outstanding ordinary shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have             ordinary shares outstanding based on the number of ordinary shares outstanding as of July 4, 2026 (after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution and Directors Co-Invest Issuances). This includes the ordinary shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by persons otherwise restricted from selling. The remaining             ordinary shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering as described in the section of this prospectus titled “Ordinary Shares Eligible for Future Sale.”
We, our executive officers and directors and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. Upon completion of this offering, based on the number of ordinary shares outstanding on July 4, 2026 (after giving effect to the Reorganization Transactions, the Concurrent Sponsor Contribution and Directors Co-Invest Issuances),              of our ordinary shares will be restricted from sale as a result of lock-up agreements with the underwriters. The lock-up agreements include customary exceptions, and the representatives of the underwriters may release some or all of the ordinary shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market.
Moreover, beginning 180 days after the completion of this offering or earlier waiver or release of the lockup, holders of an aggregate of             of our ordinary shares, will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. See “Ordinary Shares Eligible for Future Sale.” We also intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.
The outstanding shares of the Sponsor Holdco will be pledged to secure the Sponsor Debt Financing for the Concurrent Sponsor Contribution (and following the refinancing of the Sponsor Debt Financing that is expected to occur following this offering, to secure the PIK Notes). In the event of a default under the Sponsor Debt Financing or the PIK Notes, the secured parties may enforce the share pledge over the shares of the Sponsor Holdco.
The outstanding shares of the Sponsor Holdco will be pledged to secure the Sponsor Debt Financing for the Concurrent Sponsor Contribution (and following the refinancing of the Sponsor Debt Financing that is expected to occur following this offering, to secure the PIK Notes). The Sponsor Debt Financing and the PIK Notes will contain customary default provisions, including payment default, cross-default at maturity, cross acceleration, breach of undertakings, insolvency, judgment default and invalidity of transaction security, subject in certain cases to agreed grace periods and other qualifications (including materiality thresholds). Although the ordinary shares of the Company held by the Sponsor Holdco will not be charged or pledged to the lenders under the Sponsor Debt Financing or the future holders of the PIK Notes, in the event of a default under the Sponsor Debt Financing or the PIK Notes, the secured parties may enforce the share pledge over any and all of the shares of the Sponsor Holdco pledged to them if the Sponsor Holdco fails to cure such default. Given the Sponsor Holdco will hold a substantial portion of our ordinary shares following this offering, the enforcement of the share pledge over the shares of the Sponsor Holdco may result in such secured parties indirectly holding a substantial portion of our ordinary shares or selling a substantial portion of our ordinary shares to third parties, resulting in an indirect change of control at the Company level. Such change of control may in turn result in the termination, or a breach, of certain of the Company’s agreements, or a requirement to repay or to offer to repay our indebtedness under certain of the Company’s debt agreements. Additionally, in the event that such secured parties sell a substantial number of our ordinary shares in a short amount of time or under distressed circumstances, such sale may result in increased volatility in the price of our ordinary shares. The share price of our ordinary shares may be adversely impacted by any such enforcement action, including due to negative investor sentiment towards us.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
Public company reporting and disclosure obligations and a broader shareholders base as a result of our status as a public company may expose us to a greater risk of claims by shareholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to comply with new laws, regulations and standards, regulatory authorities could initiate legal proceedings against us, and our business could be harmed.
We have identified deficiencies in our internal control over financial reporting which constitute “material weaknesses.” If we are unable to remediate these deficiencies, if we identify further material weaknesses in the future or if we otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We will not be required, pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. At that time, our management may conclude that our internal control over financial reporting remains not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses.
As part of our continuous initiatives and in anticipation of evolving regulatory requirements, including SOX compliance, we have engaged external consultants with expertise in internal controls, accounting and SEC matters to assist us in identifying opportunities to strengthen our overall internal control framework.
While we have historically maintained an internal control framework appropriate for a private company, we identified certain deficiencies in our internal control over financial reporting when evaluated against the more formalized requirements applicable to U.S. public companies under SOX. These deficiencies constitute material weaknesses relating to the design of control activities and maintaining sufficient personnel with appropriate experience relevant to the preparation of our consolidated financial statements required to support a U.S. listed company control environment. The material weaknesses identified to date resulted in a lack of:
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formalization of process level controls and information technology general controls, including controls over data completeness and accuracy, segregation of duties, documentation and evidence of control performance;

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controls over manual journal entries, including appropriate preparation, review, approval, documentation and recording;

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management review controls over significant estimates and judgments, such as: tax provisions and other non-routine transactions, capitalization of fixed assets, consolidation and intercompany, including the level of precision and documentation supporting such reviews; and

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entity level controls over the control environment sufficient for a U.S. public company, including governance and oversight structures and the consistent application of such controls across the Group, including recently acquired entities.

In response, we have initiated phased remediation plans overseen by a SOX Steering Committee. These plans include investment in key resources, including specifically the recruitment of personnel with expertise in U.S. GAAP, U.S. public company reporting and SOX compliance, the implementation of a Governance, Risk and Controls platform, training of control owners on SOX requirements, and the formalization of policies, procedures and documentation. These remediation efforts are intended to address the identified material weaknesses; however, there can be no assurance that these measures will be successful in remediating the material weaknesses.
Such remediation efforts may be time consuming or may place significant demands on the Company’s financial and operational resources, but we do not believe such remediation costs involved are reasonably likely to be material to the Company’s financial performance, taken as a whole.
In addition, neither we nor an independent registered public accounting firm has performed testing of our internal controls over financial reporting in accordance with the provisions of SOX. Any testing conducted by us in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are considered to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other issues related to compliance with applicable laws, regulations or listing standards. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, our ability to accurately report our financial results could be adversely affected, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports, have a material adverse effect on our business, reputation, results of operations and financial condition and could negatively impact the trading price of our ordinary shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
Our amended and restated memorandum and articles of association will designate the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between us and our shareholders, and the federal district court as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to, without limitation, (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary duty or other duty or obligation owed by any of our current or former directors, officers or other employees to us or any other person, (iii) any action asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), our amended and restated memorandum and articles of association, or any other provision of applicable law, or (iv) any action asserting a claim against us which would be governed by the "Internal Affairs Doctrine" (as such concept is recognized under the laws of the United States of America). Each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. Our amended and restated memorandum and articles of association will further provide that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum. Accordingly, we shall be entitled, without proof of special damages and without providing any payment, bond, security or undertaking, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the exclusive forum selection.
The foregoing exclusive forum provisions will not apply to any action or suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.
Our amended and restated memorandum and articles of association will also provide that the federal district courts of the United States shall be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws, or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our shares shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder.
These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our amended and restated memorandum and articles of association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Subject to applicable law and the listing rules of the NYSE, our board of directors shall also have the power under our amended and restated memorandum and articles of association to authorize any matter that would or might otherwise constitute or give rise to a breach of a director’s duty to avoid a direct or indirect interest that conflicts, or possibly may conflict, with our interests. Our amended and restated memorandum and articles of association also provide for certain permitted interests which do not require such authorization.
Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands. As a result, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

Specifically, subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a corporate reorganization (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Companies Act.
In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion.
U.S. civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and the majority of our operations and substantially all of our current assets are conducted and located outside the United States. In addition, most of our directors and executive officers are nationals and residents of countries other than the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.
If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in our ordinary shares may be subject to adverse U.S. federal income tax consequences.
A non-U.S. corporation will be classified as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of our income, assets and operations and the expected market price of our ordinary shares immediately following this offering, although not free from doubt, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may depend on the market price of our ordinary shares), from time to time. Moreover, the application of the PFIC rules is unclear in certain respects. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) owns our ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “believe,” “could,” “estimate,” “anticipate,” “expect,” “intend,” “may,” “will,” “plan,” “continue,” “ongoing,” “potential,” “predict,” “project,” “target,” “seek,” “should” or “would” or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions.
Forward-looking statements appear in a number of places in this prospectus and may include, but are not limited to, statements regarding our intent, belief or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
a slowdown in economic conditions or adverse changes in the level of economic activity or other economic factors specific to our customers or their sectors;

•
global macroeconomic uncertainty and unfavorable global economic conditions caused by political instability and conflicts;

•
our international operations, particularly in emerging markets;

•
trends in commodities prices affecting the level of demand for our equipment and services;

•
competitive pressures;

•
changes in technology and customer demands;

•
malfunction, damage, loss or obsolescence of our equipment fleet;

•
environmental, health, and safety laws and regulations and the costs of complying with them;

•
regulatory changes that impact the demand for our services;

•
natural disasters and other business disruptions;

•
strategic transactions and divestitures;

•
unfavorable conditions or disruptions in the capital and credit markets;

•
an inability to collect amounts due from customers;

•
foreign currency exchange rate fluctuations;

•
our subsidiaries’ substantial leverage and debt service obligations; and

•
other factors discussed under “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

USE OF PROCEEDS
We expect to receive total estimated net proceeds of approximately $     (or approximately $     if the underwriters exercise their option to purchase additional ordinary shares in full), based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that are payable by us.
Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $    . Similarly, each increase (decrease) of 1,000,000 ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming the assumed initial public offering price of $     per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our ordinary shares. We intend to use a portion of the net proceeds we receive from this offering, together with the net proceeds of the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances, to repay certain indebtedness, including $     to repay all outstanding borrowings under our Revolving Facilities, without a reduction in commitment, and $     to repay a portion of our outstanding borrowings under our Senior Term Facilities, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus. We intend to use any remaining net proceeds for general corporate purposes.
The Revolving Facilities will mature on February 28, 2030, or, subject to certain conditions, June 30, 2029. The Revolving Facilities provide for up to $1,195 million in aggregate credit availability, comprising a $980 million revolving credit facility and a $215 million bonding facility. As of July 4, 2026, we had outstanding drawings of $405 million. Borrowings under the revolving credit facility initially bear interest at a rate per annum equal to SOFR, EURIBOR or SONIA, as applicable, plus 2.75%, in each case subject to adjustment based on our consolidated senior secured leverage ratio (being the ratio of our consolidated senior secured net debt to our consolidated EBITDA, each as defined in the applicable credit agreement). See Note 9 — Debt in the notes to our unaudited condensed consolidated financial statements included in this prospectus for more details.
The Senior Term Facilities will mature on May 21, 2031, or, subject to certain conditions, May 21, 2030. As of July 4, 2026, the Senior Term Facilities consisted of (i) a $2,115 million U.S. dollar-denominated term loan and (ii) a €1,692 million euro-denominated term loan. The U.S. dollar-denominated tranche bears interest at a rate per annum equal to Term SOFR plus 3.00%, subject to a Term SOFR floor of 0.50%, and the euro-denominated tranche bears interest at a rate per annum equal to EURIBOR plus 3.00%. See Note 9 — Debt in the notes to our unaudited condensed consolidated financial statements included in this prospectus for more details.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. For example, the agreements governing our existing indebtedness contain negative covenants that limit, among other things, certain of our subsidiaries from paying dividends and other distributions to our Company, subject to certain exceptions.

CAPITALIZATION
The table below sets forth our cash and cash equivalents and total capitalization as of July 4, 2026:
•
on an actual basis;

•
on a pro forma basis to give effect to the Reorganization Transactions, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•
on a pro forma as adjusted basis to give effect to (i) the Reorganization Transactions and (ii) the Concurrent Sponsor Contribution, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
on a pro forma as further adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) the Directors Co-Invest Issuances and (iii) our sale of ordinary shares in this offering, and the receipt of approximately $     in estimated net proceeds, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, and the use of proceeds therefrom and from the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Share Capital and Articles of Association” and our consolidated financial statements, including the notes thereto included in this prospectus.
As of July 4, 2026
	Actual	Pro Forma for the Reorganization Transactions(1)	Pro Forma as Adjusted for the Reorganization Transactions and the Concurrent Sponsor Contribution(1)(2)	Pro Forma as Further Adjusted for the Offering and the Directors Co-Invest Issuances(1)(2)(3)
($ in millions)
Cash and cash equivalents	$		$	$
Long-term debt
Revolving Facilities
Senior Term Facilities
Existing Senior Secured Notes
Financing Lease Liabilities
Non-current Portion of Financing Lease Liabilities
Other Indebtedness
Total debt

As of July 4, 2026
	Actual	Pro Forma for the Reorganization Transactions(1)	Pro Forma as Adjusted for the Reorganization Transactions and the Concurrent Sponsor Contribution(1)(2)	Pro Forma as Further Adjusted for the Offering and the Directors Co-Invest Issuances(1)(2)(3)
($ in millions)
Ordinary shares, par value, shares authorized, issued and out-standing, actual; shares authorized, issued and outstanding, pro forma for the Reorganization Transactions; par value, shares authorized, issued and outstanding, pro forma as adjusted for the Reorganization Transactions and the Concurrent Sponsor Contribution; shares authorized, issued and outstanding, pro forma as further adjusted for the offering and the Directors Co-Invest Issuances	—
Redeemable preference shares
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive loss
Non-controlling interests
Total equity	$0		$0	$0
Total capitalization	$		$	$

(1)
Based on the initial public offering price range as set forth on the cover page of this prospectus, reflecting aggregate shares issued to TDR, I Squared and holders pursuanttothe Management Incentive Schemes Issuance of a maximum and minimum of and ordinary shares, respectively.

(2)
Based on the initial public offering price range as set forth on the cover page of this prospectus, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization after giving effect to the Concurrent Sponsor Contribution will increase or decrease to a maximum and minimum of $    and $    , respectively, reflecting a maximum and minimum of             and             ordinary shares, respectively issued pursuant to the Sponsor Holdco pursuant to the Concurrent Sponsor Contribution.

(3)
Based on the initial public offering price range as set forth on the cover page of this prospectus, our pro forma as further adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization after giving effect to the offering and the Directors Co-Invest Issuances will increase or decrease to a maximum and minimum of $     and $    , respectively, reflecting a maximum and minimum of             and             ordinary shares, respectively issued pursuant to the Directors Co-Invest Issuances.

DILUTION
If you invest in our ordinary shares in this offering, you will experience immediate dilution in the pro forma net tangible book value per share of our ordinary shares for accounting purposes. This dilution represents the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering.
Prior to the Reorganization Transactions, Aggreko Inc. holds no material assets and has a nominal number of ordinary shares issued and outstanding. Given JVCo is the historical reporting company of the Group for the consolidated financial statements and other financial information included in this prospectus, we have presented dilution based on pro forma net tangible book value per share after the Reorganization Transactions in order to more meaningfully present the dilutive impact on the investors in this offering.
After giving effect to the Reorganization Transactions and prior to this offering, the Company’s pro forma net tangible book value as of July 4, 2026 would have been $    , representing $     per ordinary share. The Company’s pro forma net tangible book value per share after giving effect to the Reorganization Transactions and prior to this offering is determined by subtracting the Company’s total liabilities from the total book value of the Company’s tangible assets and dividing the difference by the number of ordinary shares deemed to be issued and outstanding, each after giving effect to the Reorganization Transactions.
After giving further effect to the Concurrent Sponsor Contribution, the Directors Co-Invest Issuances and the sale by us of             ordinary shares in the offering, and assuming an initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus (after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us), our pro forma as adjusted net tangible book value as of July 4, 2026 would have been $     , representing $     per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per ordinary share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $     per ordinary share to new investors purchasing ordinary shares in this offering.We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per ordinary share paid by investors in this offering.
The following table illustrates this dilution on a per share basis to new investors purchasing ordinary shares in the offering.
Assumed initial public offering price per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)		$
Pro forma net tangible book value per share as of July 4, 2026, after giving effect to the Reorganization Transactions	$

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering, after giving effect to the Concurrent Sponsor Contribution, the Directors Co-Invest Issuances and this offering
$
Pro forma as adjusted net tangible book value per share after the Reorganization Transactions, the Concurrent Sponsor Contribution, Directors Co-Invest Issuances and this offering	$
Dilution per share to new investors participating in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Based on the initial public offering price range as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the maximum and minimum of our pro forma as adjusted net tangible book value per share after the Reorganization Transactions, the Concurrent Sponsor Contribution, Directors Co-Invest Issuances and this offering will be $     per ordinary share and $     per ordinary share, respectively, with a maximum and minimum immediate dilution to new investors by $     per share and $     per share, respectively.

The following table summarizes, as of July 4, 2026, on pro forma basis as described above, the number of our ordinary shares, the total consideration and the average price per ordinary share (1) paid to us by existing shareholders (assuming, for the purposes of this table, that the shareholders who received shares in the Directors Co-Invest Issuances are existing shareholders) and (2) to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%
New investors		%	$	%
Totals		100%	$	100%
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional ordinary shares and does not give effect to any purchases that existing shareholders may make through our directed share program or otherwise in this offering.
Based on the initial public offering price range as set forth on the cover page of this prospectus, the total consideration paid by new investors and total consideration paid by all shareholders is expected to increase by a maximum and minimum of approximately $     million and $     million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations in the periods set forth below. In the context of the historical consolidated financial and other information of JVCo in this discussion, all references to the “Company,” “we,” “our,” “us,” or similar terms refer to JVCo and its consolidated subsidiaries and do not give effect to the Reorganization Transactions. See “Presentation of Financial and Other Information—Basis of Presentation and Reporting.” The following discussion of our historical financial and other information, including selected non-GAAP financial measures, should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. Except for the historical financial information contained herein, the matters discussed herein may be considered “forward-looking” statements. We caution prospective investors that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. The results of operations for prior years are not necessarily indicative of the results to be expected for any future period or our financial condition at any future date. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the factors identified elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
We are a global leader in designing, deploying and optimizing engineered energy and temperature solutions. Our scale, technology-agnostic approach, operational infrastructure and experience allow us to provide mission-critical services for multinational, regional and local customers looking to protect the continuity of their operations and strengthen energy security. Our engineered energy and temperature solutions serve more than 14,000 customers in over 80 countries and across eight core sectors.
We bring expertise and experience from every major sector and application to shape solutions that are right for each customer’s site, operation, sector and needs. Our global power and temperature control fleet has more than 17 GW of total capacity. We operate a network of 275 locations worldwide, with approximately 8,000 permanent employees as of January 3, 2026. Our global footprint and logistics networks enable us to serve multinational customers who require consistent service quality and operational reliability across multiple countries and regions.
We operate in three reporting segments: Americas, Europe and AMEAPAC (Asia Pacific, Africa and the Middle East).
Factors Affecting Our Results of Operations
Electricity Demand and Energy Transition
We are affected by growing electricity demand, driven by the global shift towards electrification and the increasing energy needs of sectors such as utilities, mining, manufacturing and data centers. The step-change in electricity demand is occurring at the same time as supply and intermittency challenges, creating a growing market opportunity for us. Our energy transition solutions such as back-up generation, battery storage and solar and storage hybrids have benefited from these challenges as cost-competitive solutions that provide long-term energy security. We have also been able to capture the electricity demand of customers that have increasingly important decarbonization goals through energy transition solutions with which we have many years of experience, such as biofuel diesel (whose price premium over diesel has been narrowing), landfill gas, flare-to-power solutions for oilfields, waste heat recovery solutions and grid balancing solutions.
We expect the electrification demand trend to continue and the supply and intermittency challenges to be exacerbated by, among other things, planning and permitting delays on grid expansion and an increase in the use of renewables. To the extent that these trends continue, we expect that demand for our business will continue to benefit and, conversely, if these trends were to reverse, our business might be adversely affected.

Economic Conditions
Demand from our customers is dependent on the sectors in which they operate, the general economy, the stability of the global capital markets and other factors, which can also impact pricing. However, we believe that the factors driving the demand for energy noted above, coupled with the diversified nature of our end markets and the geographies in which we operate, help mitigate against the impact of discrete end market cyclicality.
As demand increases, we can, subject to previously agreed arrangements with certain customers, choose to provide solutions to those customers who are willing to pay higher prices in exchange for energy security. Where these contracts have a relatively short average contract length, pricing can be impacted both positively and negatively by changes in demand. In contrast, the contracts we enter into which have longer durations, often have prices fixed for a specified time period, but include an ability to increase the rate over time linked to an external metric, such as inflation. When demand decreases, the opposite occurs, and we may reduce prices, which can impact our margins, given that our cost base includes a level of fixed costs, including depreciation for our fixed assets and the costs of our service centers, depots and permanent employees. The variable costs which adjust with activity relate generally to the cost of servicing and running our equipment (including fuel), freight costs and temporary employees whom we engage to deal with peaks in demand or to provide support on particular projects.
Demand can also be affected by short-term factors that affect the utilization of our equipment and prices for a brief period. For example, demand in the events sector tends to increase in the second half of the year to coincide with the summer period, impacting our Europe reporting segment and North America (within the Americas reporting segment), the cooler weather in the Middle East (within the AMEAPAC reporting segment) in the fourth quarter, and the ice rink season in December, particularly in Europe and North America. Demand is also more difficult to predict in our temperature control business, as this is partially dependent on the weather, particularly within our Europe and Americas reporting segments where our temperature control business is busier in the summer months. Beyond these variations, we are not materially affected by any other seasonal variations.
The emergency response nature of some of our work also impacts our ability to forecast demand. Responding to the needs of our customers following events such as hurricanes, wildfires, floods or accidents that impact power supply is a key part of our business, but by its nature it is difficult to predict.
Contract Wins
Demand from our customers drives net revenue and profit through either an increase in the size or number of contracts with new or existing customers. In recent years, we have narrowed our focus in specific areas of Latin America (within our Americas reporting segment) and the Middle East and Africa (within our AMEAPAC reporting segment) to oil and gas and mining customers trading in stable currencies. However, we are continuing to selectively provide energy solutions to national utilities customers in these geographies, as they provide sizeable contracts with longer durations. Overall, we have a balanced and diversified profile across geographies and sectors, which provides stability in terms of our financial performance. As of January 3, 2026, we had a broad customer base of more than 14,000 customers across all reportable segments and end markets, ranging from small and medium-sized enterprises to large international companies and public entities. We believe that we have a large, diversified and loyal customer base primarily due to the high quality of our service and our ability to provide bespoke solutions that meet our customers’ needs, which mitigates our reliance on a single region or sector. Our top ten customers accounted for 19% of our net revenue in the year ended January 3, 2026.
Our scale and geographical footprint allow us to operate around the world and move our equipment in response to customer demand. In addition, our global presence and brand recognition drive loyalty with customers operating across multiple regions and help us win contracts. However, customer demand is subject to a number of factors affecting the overall economy or the particular sectors in which our customers operate, which impacts our customer wins. See “—Economic Conditions.”
Investment in New Equipment
We manage our capital expenditure by increasing or decreasing the amount of investment in our fleet. In the years ended January 3, 2026, December 28, 2024 and December 30, 2023, our total capital expenditure relating to continuing operations was $975 million, $725 million and $559 million, respectively. For the years ended January 3, 2026, December 28, 2024 and December 30, 2023, on average 43% of our capital expenditure was in the first half of each period, while 57% was in the second half.
Decisions about investment in new equipment are based on the condition and remaining useful life of our existing equipment, emerging technologies and our views of future demand. We expect to own and operate our equipment for the duration of its useful life. We build our equipment on an assumption that it needs to be capable of being moved multiple times and to have easy access to allow regular maintenance.
When we believe that assets in our fleet have reached the end of their useful economic life, because they have become obsolete or when the cost of maintaining them in proper condition for customers is too high, we typically sell them or use them for parts. In the years ended January 3, 2026, December 28, 2024 and December 30, 2023, the gain on sales from existing property, plant and equipment were $19 million, $19 million and $21 million, respectively. We believe that our experience in our markets allows us to anticipate inflection points in the cycles affecting the sectors in which our customers operate, so that we can increase investment in time for the bottom of the cycle (before we expect demand to expand), and decrease investment as we approach the top of the cycle (before we expect demand to contract). We believe that our anticipation of trends in the cycles affecting the sectors in which our customers operate has historically helped us to control our levels of investment and related debt and thus maintain strong levels of cash flows and positive operating income. See “—Capital Expenditure.”
Operating Expenses
The fixed cost base of our business principally relates to the depreciation of our equipment fleet, as well as other operating expenses that are fixed for short or long periods of time, such as certain personnel charges and the costs of owning/renting our depots and service centers around the world. Variable costs that we incur include costs of service materials and fuel, temporary staff, bonuses, travel and advertising.
We use temporary staff to supplement our core team and help us manage peaks in demand due to the nature of our business. The use of temporary staff helps us avoid the need to employ and pay for idle staff at the end of major contracts, for example, while we wait for the next contracts to begin. The price of fuel is an important cost for our customers as part of our service can include providing fuel for the equipment used for a project. This cost is typically passed on to the customer with a mark-up. The price of fuel is an especially important cost for a project in Brazil, where we manage fuel on a pass-through basis on behalf of our customer, and we report fuel net revenue from such contracts, which is entirely dependent on fuel prices and the volume of fuel consumed, separately. In addition, the cost of raw materials, such as steel, that are used to manufacture the equipment that is supplied to us, may indirectly affect our profits and cash flow, through its impact on the price we pay for the equipment. The management of our fixed and variable costs is an important factor in our results of operations and cash flows. To the extent possible, we seek to deploy our fleet to match increases and decreases in demand to mitigate our operating expenses.
Acquisitions
Our results of operations have been affected by our various acquisitions, which may limit the comparability of our historical results and make it more difficult for investors to evaluate our performance on a consistent basis. Between January 1, 2023 and January 3, 2026, we completed 18 acquisitions, including asset acquisitions, for a total consideration of $807 million.
We opportunistically consider the acquisition of other companies or service lines that either complement or expand our existing business. Conversely, from time to time, we also consider the divestiture of some of our businesses. Our results of operations are affected by the inclusion of the results of the acquired business from the acquisition date, as the business is then included in our consolidation perimeter. Therefore, the impact of a full period of ownership of any acquisition is only reflected in our financial statements in the subsequent reporting periods.
Discontinued Operations
The ongoing conflict in Ukraine and the ensuing sanctions, export controls and logistics restrictions imposed on Russia and certain other jurisdictions have resulted in significant levels of uncertainty with respect to our business and operations in Russia and Kazakhstan, which collectively generated $128 million,

$114 million and $123 million of net revenue for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively, and $22 million, $63 million and $46 million of loss (net of tax) for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.
As a result of the conflict in Ukraine and the various ensuing economic and trade sanctions, controls and restrictions noted above, on March 1, 2022, we announced our decision to sell our Russian and Kazakh businesses and ring-fenced them by introducing arrangements for them to operate independently from the wider Group under the administration of our Russian management team. At the same time, we launched a sale process, with the support of external financial and legal advisors. On June 30, 2022, Aggreko concluded that the Russian and Kazakh business should be accounted for as a business held for sale. The assets held and liabilities assumed by the Russian and Kazakh business were held within current assets and liabilities on the balance sheet and a quarterly fair value review was performed, with impairment losses charged to the Consolidated Statements of Income when applicable, to ensure the balance sheet values reflected fair value. As a result, no depreciation was charged on assets of the Russian and Kazakh business during this time.
A binding sale and purchase agreement for the sale of the Russian business was signed on August 23, 2025.
The Kazakh business was no longer included within the perimeter of the transaction agreed with the purchaser. The operational separation of the Kazakh business from the Russian business was completed on October 31, 2025, at which time the Kazakh business ceased to be presented as held for sale, resulting in its inclusion within continuing operations and re-commencing of depreciation on assets held by the entity. The sale of the Russian business was completed on November 19, 2025, for a consideration of RUB 2.26 billion ($28 million). Complete ownership and control of the Russian business have been transferred to the purchaser.
Foreign Currency
We provide engineered energy and temperature solutions in over 80 countries as of January 3, 2026. Our subsidiaries include those that transact business and report their financial information in currencies other than the U.S. dollar, our consolidated reporting currency since 2023. Accordingly, our results of operations are subject to currency effects, primarily foreign currency translation exposure. However, transaction-related exposures at our subsidiaries are limited, because both net revenue and costs are largely incurred in their respective functional currencies. For our subsidiaries in countries with a functional currency other than the U.S. dollar, income and losses are translated into U.S. dollars at average exchange rates, and assets and liabilities are translated into U.S. dollars at closing exchange rates for the corresponding fiscal year. Fluctuations in exchange rates against the U.S. dollar will give rise to period-on-period differences in our results of operations. The foreign currency impact on the Company’s revenue and operating income has been calculated and presented within our Underlying Revenue, Segment Underlying Revenue and Underlying Operating Income metrics which are presented within “—Non-GAAP Financial Measures.”
Reporting Year
Our fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. Fiscal year 2025 represented the 53 weeks ended January 3, 2026, fiscal year 2024 represented the 52 weeks ended December 28, 2024, and fiscal year 2023 represented the 52 weeks ended December 30, 2023, respectively.
Factors Affecting Comparability
See “—Factors Affecting Our Results of Operations” for factors impacting comparability of our results between financial periods.
Components of Results of Operations
Below is an explanation of certain key line items that appear in our consolidated financial statements.
Net Revenue
We earn net revenue based on the consideration specified in the following typical contract types:

•
We provide temporary power, temperature control, oil-free compressed air and related solutions (for example, fuel, logistics and technical services) as well as energy saving measures.

•
We provide design and project management services to customers who may then engage third parties for the provision of power.

•
We provide engineering, procurement and construction services to customers, providing a turnkey solution for energy efficiency projects.

•
We sell new equipment and consumables.

Cost of Services (Exclusive of Depreciation and Amortization Shown Separately Below) (“Cost of Services”)
Cost of services consists of consumables and distribution costs. Consumables include fuel, freight and service materials costs (including cost of inventory) on the maintenance of the fleet. Distribution costs relate to service engineers and service centers and include labor costs, travel facility or location costs, communication costs and advertising costs.
Depreciation and Amortization
Depreciation and amortization consist of depreciation of fleet and other fixed assets including all equipment and leasehold improvements, amortization of fulfilment assets and amortization of intangible assets such as brands and customer relationships.
Selling, General and Administrative (“SG&A”) Expenses
SG&A expenses relate to regional and central head offices and include labor costs, travel, facility or location costs, communication costs and advertising costs. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange and expenses related to compliance and reporting.
Operating Income
Operating income consists of the sum of net revenue and other income less the sum of cost of services, depreciation and amortization, selling, general and administrative expenses, provision for credit losses and other income.
Interest Expense, Net
Interest expense, net represents the cost of our financing arrangements and comprises any interest and foreign exchange gain or loss incurred on borrowings, finance lease interest and interest on our defined benefit pension scheme liabilities. These amounts are partially offset by the interest received from our bank balances and deposits and interest on our defined benefit pension scheme assets.
Income Before Income Tax Expense
Income before income tax expense consists of the sum of operating income and interest income less the interest expense, remeasurement of post-employment benefit and other non-operating expense, net.
Income Tax Expense
Income tax expense consists of current tax expense, deferred tax expense, unrecognized tax benefits, state and local income taxes, minimum alternative tax, withholding tax and other tax expenses.
Our effective tax rate (“ETR”) for the years ended January 3, 2026 and December 28, 2024, was 311.6% and 67.0%, respectively. Notwithstanding the impact of the discrete items noted below, the ETR is affected by recurring factors, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions. See Note 14 — Income Taxes in the notes to our audited consolidated financial statements included in this prospectus for more details about the calculation of ETR.
In addition to the recurring factors noted above, the ETR is also affected by discrete items that may occur in any given year but are not consistent from year to year. The items that had the most significant impact on the difference between our statutory UK income tax rate and our ETR include (i) the impact of foreign exchange movements not subject to tax, (ii) transfer pricing adjustments, (iii) movements in unrecognized tax benefits and valuation allowances, (iv) irrecoverable withholding tax and (v) non-tax-deductible expenditure.
Net Income (Loss) from Continuing Operations
Net income (loss) from continuing operations for the period represents the income or loss we generated from our continuing business, after provision for taxation.
Net Loss from Discontinued Operations, Net of Tax
Net loss from discontinued operations for the period, net of tax represents the loss we generated from a line of business or reportable segment of operations held for disposal, after provision for taxation.
Net Income (Loss)
Net income (loss) for the period represents the income or loss we generated from our business.
Results of Operations
Six months ended July 4, 2026, compared to the six months ended June 28, 2025
The table below illustrates our results for the six months ended July 4, 2026, compared to the six months ended June 28, 2025:
	Six Months Ended
($ in millions)	July 4, 2026	June 28, 2025	Change ($)	Change ()%
NET REVENUES	$1,918	$1,496	$422	28%
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization shown separately below)	(1,113)	(832)	(281)	34%
Depreciation and amortization	(321)	(246)	(75)	30%
Selling, general and administrative expenses	(194)	(147)	(47)	32%
Provision for credit losses	5	8	(3)	(38)%
Other income	6	20	(14)	(70)%
TOTAL OPERATING EXPENSES, NET	$(1,617)	$(1,197)	$(420)	35%
OPERATING INCOME	$301	$299	$2	1%
OTHER EXPENSES:
Interest expense, net	(175)	(443)	268	(60)%
Remeasurement of post-employment benefit	1	(1)	2	(200)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	$127	$(145)	$272	(188)%
Income tax expense	(47)	(51)	4	(8)%
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$80	$(196)	$276	(141)%
Net income from discontinued operations, net of tax expense of nil and $6 million for six months ended July 4, 2026 and June 28, 2025, respectively	—	7	(7)	(100)%
NET INCOME (LOSS)	$80	$(189)	$269	(142)%
Net Revenue
Net revenue increased 28% from $1,496 million in the six months ended June 28, 2025, to $1,918 million in the six months ended July 4, 2026. The increase was mainly due to increased activity in our data centers ($202 million), building services and infrastructure ($88 million), events ($56 million), utilities ($40 million)

and mining ($26 million) sectors. This increase was partially offset by a decrease in activity in our petrochemical and refining sector of $28 million.
Cost of Services (Exclusive of Depreciation and Amortization Shown Separately Below)
Cost of services increased 34% from $832 million in the six months ended June 28, 2025, to $1,113 million in the six months ended July 4, 2026. The increase was in line with the increase in net revenue, as cost of services as a percentage of net revenue remained relatively flat, at 58% and 56% for the six months ended July 4, 2026, and June 28, 2025, respectively. This increase was primarily driven by higher levels of activity due to demand-driven net revenue growth. The most significant increase related to employee costs of 31% associated with increased headcount to support the net revenue growth, in addition to the impact of the acquisition of Mobil in Time, completed in July 2025.
Depreciation and Amortization
Depreciation and amortization expenses increased 30% from $246 million in the six months ended June 28, 2025, to $321 million in the six months ended July 4, 2026. The increase was mainly driven by an increase in fleet depreciation of $45 million, as we continue to invest in our fleet to meet demand-driven net revenue growth. As a percentage of net revenue, fleet depreciation remained consistent at 11% for both the six months ended July 4, 2026 and June 28, 2025.
Selling, General and Administrative Expenses
SG&A expenses increased 32% from $147 million in the six months ended June 28, 2025, to $194 million in the six months ended July 4, 2026. The increase was primarily driven by higher sales volume during the six months ended July 4, 2026, as well as increased strategic review costs, including costs incurred in relation to the IPO readiness project, from $3 million in the six months ended June 28, 2025, to $14 million in the six months ended July 4, 2026. Despite this, SG&A expenses as a percentage of net revenue remained flat at 10% for the six months ended July 4, 2026 and June 28, 2025, reflecting operational discipline and operational leverage from Group central costs, with these costs remaining flat at 3% of net revenue for the six months ended June 28, 2025, and the six months ended July 4, 2026.
Operating Income
Operating income increased 1% from $299 million in the six months ended June 28, 2025, to $301 million in the six months ended July 4, 2026. Operating income remained relatively flat although net revenues increased 28%, resulting in Operating income margin decreasing 4% from 20% in the six months ended June 28, 2025, to 16% in the six months ended July 4, 2026. The primary reasons for this decrease were increases in strategic review costs during the six months ended July 4, 2026, related to increased activity for the IPO readiness project. We also continued to see operational investment for future growth in areas such as sales employees and regional growth in all reporting segments, in addition to specific operational investment in our Americas reporting segment related to sales and technician resources prior to an increase in activity during summer 2026, including major events.
Interest Expense, Net
Interest expense, net decreased 60% from $443 million in the six months ended June 28, 2025, to $175 million in the six months ended July 4, 2026. The decrease was primarily driven by the impact of favorable foreign exchange rate movements, of $65 million in the six months ended July 4, 2026, compared to unfavorable movements in foreign exchange rates of $251 million in the six months ended June 28, 2025. Subject to market conditions and operational cash flow generation, we anticipate our interest expense will decrease as we execute our leverage reduction strategy, though no assurance can be provided regarding the timing of such a reduction. We anticipate that the impact of foreign exchange on our indebtedness will be reduced after this offering as we reduce our outstanding indebtedness and consummate the Reorganization Transactions.
Income (Loss) Before Income Tax Expense
Income (loss) before income tax expense increased 188% from a loss of $(145) million in the six months ended June 28, 2025, to income of $127 million in the six months ended July 4, 2026. The increase is primarily driven by the aforementioned movements in operating income as well as the significant decrease in interest expense, net as discussed above.

Income Tax Expense
Income tax expense decreased 8% from $51 million in the six months ended June 28, 2025, to $47 million in the six months ended July 4, 2026. The decrease was primarily related to unrecognized tax benefits and out-of-period adjustments.
Net Income (Loss) From Continuing Operations
Net income (loss) from continuing operations shifted from a net loss of $(196) million in the six months ended June 28, 2025, to a net income of $80 million in the six months ended July 4, 2026, an increase of 141%. The shift from a net loss to a net income was due to the above movements in income before income tax expense and income tax expense discussed above.
Net Income from Discontinued Operations, Net of Tax
Net income from discontinued operations only impacted the six months ended June 28, 2025, with net income of $7 million. As the Aggreko Eurasia LLC transaction was completed in November 2025, there were no operations classified as discontinued during the six months ended July 4, 2026. For further information on the disposal of Aggreko Eurasia LLC seeNote 5 — Discontinued Operations and Held for Sale in the notes to our audited consolidated financial statements included in this prospectus.
Net Income (Loss)
Net income (loss) shifted from a net loss of $(189) million in the six months ended June 28, 2025, to a net income of $80 million in the six months ended July 4, 2026, an increase of 142%. The movement from a net loss position to net income was due to the movement in income (loss) from continuing operations discussed above.
Segment Results
	Six Months Ended July 4, 2026
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	1,086	459	373
Segment Adjusted EBITDA	413	130	169
	Six Months Ended June 28, 2025
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	798	322	376
Segment Adjusted EBITDA	320	99	174
Americas-Segment Results
Net revenue from our Americas reporting segment increased 36% from $798 million for the six months ended June 28, 2025, to $1,086 million for the six months ended July 4, 2026. The increase was primarily driven by greater activity in our data centers, building services & infrastructure and utilities sectors, which recorded net revenue growth of $171 million, $56 million and $47 million, respectively, for the six months ended July 4, 2026, compared to the six months ended June 28, 2025. The increase in net revenue was partially offset by a decrease in revenue from our petrochemical & refining sector of $17 million.
Segment Adjusted EBITDA for our Americas reporting segment increased 29% from $320 million for the six months ended June 28, 2025, to $413 million for the six months ended July 4, 2026. The increase was primarily due to net revenue growth of 36% for the six months ended July 4, 2026, compared to the six months ended June 28, 2025. Segment Adjusted EBITDA as a percentage of net revenue decreased 2% from 40% in the six months ended June 28, 2025, to 38% in the six months ended July 4, 2026. Segment Adjusted EBITDA for the Americas reporting segment was impacted by operational investment in future growth in areas such as sales employees, establishment costs, regional leadership and specifically the sales and technician resources investment prior to increased activity during summer 2026, including major events.

Europe-Segment Results
Net revenue from our Europe reporting segment increased 43% from $322 million in the six months ended June 28, 2025, to $459 million in the six months ended July 4, 2026. This increase was primarily driven by greater activity in our events, building services & infrastructure, and data centers sectors, which recorded net revenue growth of $36 million, $25 million and $20 million, respectively, for the six months ended July 4, 2026, compared to the six months ended June 28, 2025. Net revenue growth was also supported by the acquisition of Mobil in Time, completed in July 2025, which contributed $32 million in net revenue in the six months ended July 4, 2026.
Segment Adjusted EBITDA for our Europe reporting segment increased 31% from $99 million in the six months ended June 28, 2025, to $130 million in the six months ended July 4, 2026. The increase was primarily driven by net revenue growth of 43% in the six months ended July 4, 2026, compared to the six months ended June 28, 2025 which included the impact of the acquisition of Mobil in Time. Segment Adjusted EBITDA as a percentage of net revenue decreased from 31% in the six months ended June 28, 2025, to 28% in the six months ended July 4, 2026. This decrease was driven by similar operational investments in future growth as in the Americas reporting segment, in areas such as sales employees, establishment costs and regional leadership.
AMEAPAC-Segment Results
Net revenue from our AMEAPAC reporting segment remained relatively flat decreasing 1% from $376 million in the six months ended June 28, 2025, to $373 million in the six months ended July 4, 2026. The decrease was primarily driven by decreased activity in our utilities and events sectors, which recorded net revenue decreases of $24 million and $8 million, respectively, for the six months ended July 4, 2026, compared to the six months ended June 28, 2025. The decrease in our utilities sector was driven by lower running levels in the Philippines and the impacts of the sale of our Burkina Faso business, completed in the second quarter of 2025. The decrease in the events sector was driven by postponement of events as a result of the geopolitical tensions in the Middle East during the six months ended July 4, 2026. The decrease in net revenue was partially offset by net revenue growth of $12 million and $11 million in our oil & gas and data centers sectors, respectively.
Segment Adjusted EBITDA for our AMEAPAC reporting segment decreased 3% from $174 million in the six months ended June 28, 2025, to $169 million in the six months ended July 4, 2026. The decrease was primarily due to the net revenue decrease of 1%, in the six months ended July 4, 2026, compared to the six months ended June 28, 2025. Segment Adjusted EBITDA as a percentage of net revenue remained relatively flat at 46% in the six months ended June 28, 2025, and 45% in the six months ended July 4, 2026.
Year ended January 3, 2026, compared to the year ended December 28, 2024
The table below illustrates our results for the year ended January 3, 2026, compared to the year ended December 28, 2024:
	Years Ended
($ in millions)	January 3, 2026	December 28, 2024	Change ($)	Change ()%
NET REVENUES	$3,416	$2,854	$562	20%

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization shown separately below)	(1,858)	(1,557)	(301)	19%
Depreciation and amortization	(543)	(458)	(85)	19%
Selling, general and administrative expenses	(333)	(281)	(52)	19%
Provision for credit losses	(18)	(8)	(10)	125%
Other income	27	32	(5)	(16)%

	Years Ended
($ in millions)	January 3, 2026	December 28, 2024	Change ($)	Change ()%
TOTAL OPERATING EXPENSES, NET	$(2,725)	$(2,272)	$(453)	20%
OPERATING INCOME	$691	$582	$109	19%
OTHER EXPENSES:
Interest expense, net	(647)	(288)	(359)	125%
Remeasurement of post-employment benefit	(1)	—	(1)	—
INCOME BEFORE INCOME TAX EXPENSE	$43	$294	$(251)	(85)%
Income tax expense	(134)	(197)	63	(32)%
NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$(91)	$97	$(188)	(194)%
NET LOSS FROM DISCONTINUED OPERATIONS, net of tax expense of $15 million and $8 million for the years ended January 3, 2026, and December 28, 2024, respectively	(22)	(63)	41	(65)%
NET (LOSS) INCOME	$(113)	$34	$(147)	(432)%

Net Revenue
Net revenue increased 20% from $2,854 million in the year ended December 28, 2024, to $3,416 million in the year ended January 3, 2026. The increase was mainly due to increased activity in our data centers ($195 million), utilities ($97 million), building services and infrastructure ($82 million), oil and gas ($53 million) and events ($45 million) sectors.
Cost of Services (Exclusive of Depreciation and Amortization Shown Separately Below)
Cost of services increased 19% from $1,557 million in the year ended December 28, 2024, to $1,858 million in the year ended January 3, 2026. The increase was in line with the increase in net revenue, as cost of services as a percentage of net revenue remained relatively flat, at 54% and 55% for the years ended January 3, 2026 and December 28, 2024, respectively. The most significant increase related to employee costs of 19% is associated with increased headcount to support the net revenue growth in addition to the impact of the acquisition of Mobil in Time, completed in July 2025, and a full year of impact for acquisitions completed in the year ended December 28, 2024, most significantly Resalta.
Depreciation and Amortization
Depreciation and amortization expenses increased 19% from $458 million in the year ended December 28, 2024, to $543 million in the year ended January 3, 2026. The increase was mainly due to an increase in fleet depreciation of $58 million as we continue to invest in our fleet to meet demand-driven net revenue growth. As a percentage of net revenue, fleet depreciation remained consistent at 11% for both the years ended January 3, 2026 and December 28, 2024.
Selling, General and Administrative Expenses
SG&A expenses increased 19% from $281 million in the year ended December 28, 2024, to $333 million in the year ended January 3, 2026. The increase was primarily driven by higher sales volume during the year ended January 3, 2026, as well as increased strategic review costs, including costs incurred in relation to the IPO readiness project, from $8 million in the year ended December 28, 2024, to $29 million in the year ended January 3, 2026. Despite this, SG&A expenses remained consistent at 10% of net revenue for both the years ended January 3, 2026 and December 28, 2024, reflecting operational discipline and operational leverage from Group central costs, with these costs decreasing from 4% of net revenue for the year ended December 28, 2024 to 3% of net revenue for the year ended January 3, 2026.

Operating Income
Operating income increased 19% from $582 million in the year ended December 28, 2024, to $691 million in the year ended January 3, 2026. The increase was primarily due to the increased net revenue across our business from the year ended December 28, 2024, to the year ended January 3, 2026, while the cost of services and SG&A expenses remained relatively flat, as a percentage of net revenue. Operating income margin remained consistent at 20% for the years ended January 3, 2026 and December 28, 2024.
Interest Expense, Net
Interest expense, net increased 125% from $288 million in the year ended December 28, 2024, to $647 million in the year ended January 3, 2026. The increase was primarily driven by the impacts of unfavorable foreign exchange rate movements, on both interest income and expense, of $249 million in the year ended January 3, 2026, compared to favorable movements in foreign exchange rates of $103 million in the year ended December 28, 2024. Subject to market conditions and operational cash flow generation, we anticipate our interest expense will decrease as we execute our leverage reduction strategy, though no assurance can be provided regarding the timing of such a reduction. We anticipate that the impact of foreign exchange on our indebtedness will be reduced after this offering as we reduce our outstanding indebtedness and consummate the Reorganization Transactions.
Income Tax Expense
Income tax expense decreased 32% from $197 million in the year ended December 28, 2024, to $134 million in the year ended January 3, 2026. The decrease was mainly due to a reduction in unrecognized tax benefits and US BEAT during the period.
Net (Loss) Income from Continuing Operations
Net loss from continuing operations increased 194% from $97 million of net income in the year ended December 28, 2024, to $91 million of net loss in the year ended January 3, 2026. The increase was mainly due to the impact of an increase in interest expense, net of $359 million driven by the impact of foreign exchange rate movements on both interest income and expense, as explained above. This decrease was partially offset by the increase in operating income discussed above.
Net Loss from Discontinued Operations, Net of Tax Expense
Net loss from discontinued operations, net of tax expense decreased 65% from $63 million in the year ended December 28, 2024, to $22 million in the year ended January 3, 2026. The decrease was mainly due to a reduction in the value of impairment loss recorded during the year ended January 3, 2026 ($83 million) as compared to the year ended December 28, 2024 ($107 million). Net revenue earned by our discontinued operations increased 12% from $114 million in the year ended December 28, 2024, to $128 million in the year ended January 3, 2026.
Net (Loss) Income
Net loss increased 432% from $34 million of net income in the year ended December 28, 2024, to $(113) million of net loss in the year ended January 3, 2026. The increase was mainly due to an increase in interest expense, net of $359 million which was partially offset by a decrease in income tax expense of $63 million, a decrease in net loss from discontinued operations of $41 million and an increase in operating income of $109 million for the year ended January 3, 2026, as compared to the year ended December 28, 2024.
Segment Results
	Year Ended January 3, 2026
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	$1,797	$849	$770
Segment Adjusted EBITDA	$748	$261	$356

	Year Ended December 28, 2024
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	$1,523	$581	$750
Segment Adjusted EBITDA	$627	$188	$340
Americas–Segment Results
Net revenue from our Americas reporting segment increased 18% from $1,523 million in the year ended December 28, 2024, to $1,797 million in the year ended January 3, 2026. The increase was primarily driven by increased activity in our data centers and utilities sectors, which recorded net revenue growth of $152 million and $63 million, respectively, for the year ended January 3, 2026, compared to the year ended December 28, 2024, primarily in the United States.
Segment Adjusted EBITDA for our Americas reporting segment increased 19% from $627 million in the year ended December 28, 2024, to $748 million in the year ended January 3, 2026. The increase was primarily due to net revenue growth of 18% for the year ended January 3, 2026, compared to the year ended December 28, 2024. Segment Adjusted EBITDA as a percentage of net revenue increased 1% from 41% in the year ended December 28, 2024, to 42% in the year ended January 3, 2026. This increase reflects our ability to realize a degree of operating leverage from the fixed elements of our cost base. Segment Adjusted EBITDA for the Americas reporting segment was also impacted by operational investment in future growth in areas such as sales employees, establishment costs and regional leadership, particularly in markets where we believe we are under-penetrated and that offer market share growth such as Canada.
Europe–Segment Results
Net revenue from our Europe reporting segment increased 46% from $581 million in the year ended December 28, 2024, to $849 million in the year ended January 3, 2026. The increase was primarily driven by increased activity in our building services and infrastructure, data centers, events and utilities sectors, which recorded net revenue growth of $51 million, $29 million, $28 million and $24 million, respectively, for the year ended January 3, 2026, compared to the year ended December 28, 2024. Net revenue growth was also supported by the acquisition of Mobil in Time during the year ended January 3, 2026, which contributed $28 million in net revenue as well as a full year of results from the Resalta acquisition, which generated net revenue of $79 million in the year ended January 3, 2026, compared to $23 million in the year ended December 28, 2024.
Segment Adjusted EBITDA for our Europe reporting segment increased 39% from $188 million in the year ended December 28, 2024, to $261 million in the year ended January 3, 2026. However, Segment Adjusted EBITDA as a percentage of net revenue decreased 1%, from 32% in the year ended December 28, 2024, to 31% in the year ended January 3, 2026. This decrease is driven by similar operational investments in future growth as in the Americas reporting segment, in areas such as sales employees, establishment costs and regional leadership, together with the impact of the acquisitions of Resalta and RenEnergy group (“RenEnergy”), both of which operate at a structurally lower margin than the rest of the Europe reporting segment.
AMEAPAC–Segment Results
Net revenue from our AMEAPAC reporting segment increased 3% from $750 million in the year ended December 28, 2024, to $770 million in the year ended January 3, 2026. The increase was primarily driven by increased activity in our data centers, oil and gas and utilities sectors, which recorded net revenue growth of $14 million, $13 million and $10 million, respectively, for the year ended January 3, 2026, compared to the year ended December 28, 2024. The increase across these sectors was offset by a decrease in our events sector of $9 million, driven by the net revenue related to COP 29 in the year ended December 28, 2024, which was not repeated in the year ended January 3, 2026, as well as our mining sector net revenue which decreased $5 million.
Segment Adjusted EBITDA for our AMEAPAC reporting segment increased 5% from $340 million in the year ended December 28, 2024, to $356 million in the year ended January 3, 2026. The increase was primarily due to net revenue growth of 3%, for the year ended January 3, 2026, compared to the year ended

December 28, 2024. Segment Adjusted EBITDA as a percentage of net revenue increased 1% from 45% in the year ended December 28, 2024, to 46% in the year ended January 3, 2026. Similar to our Americas reporting segment, this improvement reflects the Company’s ability to realize a degree of operating leverage from the fixed elements of its cost base, notwithstanding that the majority of costs are variable and scale with activity and net revenue volume. The increase in Segment Adjusted EBITDA for the AMEAPAC reporting segment was similarly impacted by operational investment in future growth in areas such as sales employees, establishment costs and regional leadership, particularly in markets where we believe we are under-penetrated and that offer market share growth, such as North and Southeast Asia.
Year ended December 28, 2024, compared to the year ended December 30, 2023
The table below illustrates our results for the year ended December 28, 2024, compared to the year ended December 30, 2023:
	Years Ended
($ in millions)	December 28, 2024	December 30, 2023	Change ($)	Change ()%
NET REVENUES	$2,854	$2,505	$349	14%
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization shown separately below)	(1,557)	(1,346)	(211)	16%
Depreciation and amortization	(458)	(416)	(42)	10%
Selling, general and administrative expenses	(281)	(296)	15	(5)%
Provision for credit losses	(8)	(25)	17	(68)%
Other income	32	21	11	52%
TOTAL OPERATING EXPENSES, NET	$(2,272)	$(2,062)	$(210)	10%
OPERATING INCOME	$582	$443	$139	31%
OTHER EXPENSES:
Interest expense, net	(288)	(369)	81	(22)%
Remeasurement of post-employment benefit	—	(7)	7	(100)%
Other non-operating expense, net	—	(23)	23	(100)%
INCOME BEFORE INCOME TAX EXPENSE	$294	$44	$250	568%
Income tax expense	(197)	(143)	(54)	38%
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$97	$(99)	$196	(198)%
NET LOSS FROM DISCONTINUED OPERATIONS, net of tax expense of $8 million and $9 million for the years ended December 28, 2024, and December 30, 2023, respectively	(63)	(46)	(17)	37%
NET INCOME (LOSS)	$34	$(145)	$179	(123)%
Net Revenue
Net revenue increased 14% from $2,505 million in the year ended December 30, 2023, to $2,854 million in the year ended December 28, 2024. The increase was mainly due to increased activity in our building services and infrastructure ($107 million), data centers ($100 million), utilities ($68 million), and petrochemical and refining ($26 million) sectors.
Cost of Services (Exclusive of Depreciation and Amortization Shown Separately Below)
Cost of services increased 16% from $1,346 million in the year ended December 30, 2023, to $1,557 million in the year ended December 28, 2024. As a percentage of net revenue, cost of services remained relatively flat at 54% and 55% for the years ended December 30, 2023 and December 28, 2024, respectively.

The increase  was primarily driven by the increase in net revenue during the period, an increase in headcount to support this growth as well as the full year impact of the acquisitions of Resolute, Crestchic and certain other less material acquisitions made in the year ended December 30, 2023. Cost of services for Resolute increased $28 million during the year ended December 28, 2024, compared to December 30, 2023.
Depreciation and Amortization
Depreciation and amortization expenses increased 10% from $416 million in the year ended December 30, 2023, to $458 million in the year ended December 28, 2024. The increase was primarily driven by a $23 million increase in fleet depreciation due to growth capital expenditure on new fleet increasing the overall cost value. As a percentage of net revenue, fleet depreciation remained consistent at 11% for both the years ended December 28, 2024 and December 30, 2023.
Selling, General and Administrative Expenses (“SG&A Expenses”)
SG&A expenses decreased 5% from $296 million in the year ended December 30, 2023, to $281 million in the year ended December 28, 2024, despite increased net revenue in the same period. As a percentage of net revenue, SG&A expenses were 10% in the year ended December 28, 2024, compared to 12% in the year ended December 30, 2023. This reduction was primarily driven by decreased acquisition and restructuring costs year-on-year, from a combined $44 million in the year ended December 30, 2023, to a combined $7 million in the year ended December 28, 2024. Further savings were achieved through disciplined cost control initiatives across multiple cost lines and operational leverage on Group central costs, which reduced from $107 million (4% of net revenue) for the year ended December 30, 2023, to $100 million (4% of net revenue) for the year ended December 28, 2024. These cost efficiencies were partially offset by increased costs associated with higher net revenue in the year ended December 28, 2024.
Operating Income
Operating income increased 31% from $443 million in the year ended December 30, 2023, to $582 million in the year ended December 28, 2024. The increase was mainly due to the increased net revenue across our business from the year ended December 30, 2023, compared to the year ended December 28, 2024, while cost of services remained relatively flat as a percentage of net revenue, and SG&A expenses decreased as a percentage of net revenue. Operating income margin increased 2% from 18% in the year ended December 30, 2023, to 20% in the year ended December 28, 2024.
Interest Expense, Net
Interest expense, net decreased 22% from $369 million in the year ended December 30, 2023, to $288 million in the year ended December 28, 2024. The decrease was primarily driven by the impact of favorable movements in foreign exchange rates on both interest income and expenses of $103 million during the year ended December 28, 2024, compared to unfavorable movements in foreign exchange rates of $68 million in the year ended December 30, 2023. This was partially offset by an increase in interest and finance costs on external borrowing of $81 million which included $46 million of additional interest expense driven by higher levels of total debt in the year ended December 28, 2024, as well as $35 million of costs related to refinancing.
Income Before Income Tax Expense
Income before income tax expense increased 568% from $44 million in the year ended December 30, 2023, to $294 million in the year ended December 28, 2024. The increase was primarily driven by the aforementioned movements in operating income as well as higher levels of interest income during the year ended December 28, 2024.
Income Tax Expense
Income tax expense increased 38% from $143 million in the year ended December 30, 2023, to $197 million in the year ended December 28, 2024. The increase was mainly due to an increase in unrecognized tax benefits during the period together with an increase in tax rates in key regions.

Net Income (Loss) From Continuing Operations
Net income (loss) from continuing operations shifted from a net loss of $99 million in the year ended December 30, 2023, to a net income of $97 million in the year ended December 28, 2024, an overall favorable movement of 198%. The increase was due to the above movements in income before income tax expense and income tax expense discussed above.
Net Loss from Discontinued Operations, Net of Tax
Net loss from discontinued operations increased 37% from $46 million in the year ended December 30, 2023, to $63 million in the year ended December 28, 2024. The increase was mainly due to a $9 million decrease in net revenue, from $123 million for the year ended December 30, 2023, to $114 million for the year ended December 28, 2024. Furthermore, there was an increase in the value of impairment loss charges of $8 million, from $99 million in the year ended December 30, 2023, to $107 million in the year ended December 28, 2024. See “—Factors Affecting Our Results of Operations—Discontinued Operations.”
Net Income (Loss)
Net income (loss) shifted from a net loss of $(145) million in the year ended December 30, 2023, to a net income of $34 million in the year ended December 28, 2024, an overall favorable movement of 123%. The increase was due to the movement in income from continuing and discontinued operations discussed above.
Segment Results
	Year Ended December 28, 2024
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	$1,523	$581	$750
Segment Adjusted EBITDA	$627	$188	$340
	Year Ended December 30, 2023
($ in millions)	Americas	Europe	AMEAPAC
Net revenues	$1,313	$505	$687
Segment Adjusted EBITDA	$537	$178	$295
Americas–Segment Results
Net revenue from our Americas reporting segment increased 16% from $1,313 million in the year ended December 30, 2023, to $1,523 million in the year ended December 28, 2024. The increase was primarily driven by greater activity in our building services and infrastructure, data centers and petrochemical and refining sectors, which recorded net revenue growth of $88 million, $60 million and $28 million, respectively, for the year ended December 28, 2024, compared to the year ended December 30, 2023. This performance increase was also partially driven by a full year of results from the Resolute acquisition in the year ended December 28, 2024, as the acquisition date was February 21, 2023. Net revenue from the Resolute acquisition was $177 million and $129 million in the year ended December 28, 2024 and December 30, 2023, respectively.
Segment Adjusted EBITDA for our Americas reporting segment increased 17% from $537 million in the year ended December 30, 2023, to $627 million in the year ended December 28, 2024. The increase was primarily driven by the flow through to Adjusted EBITDA from the 16% growth in net revenue. Segment Adjusted EBITDA as a percentage of net revenue remained relatively flat at 41% for each of the years ended December 28, 2024 and December 30, 2023. Despite the increase in net revenue, coupled with the operational leverage within the business as a result of some of its costs being more fixed than variable, the Segment Adjusted EBITDA as a percentage of net revenue was impacted by operational investment in future growth in areas such as sales employees, establishment costs and regional leadership, particularly in markets where we believe we are under-penetrated and that offer market share growth such as Canada.

Europe–Segment Results
Net revenue from our Europe reporting segment increased 15% from $505 million in the year ended December 30, 2023, to $581 million in the year ended December 28, 2024. The increase was mainly due to increased activity across data centers, utilities and building services and infrastructure sectors which delivered net revenue growth of $41 million, $22 million and $21 million, respectively, for the year ended December 28, 2024, compared to the year ended December 30, 2023. The increase indicated strong performance relative to a particularly strong comparable period in the year ended December 30, 2023, due to high winter demand driven by concerns regarding energy supplies as a results of the conflict in Ukraine.
Segment Adjusted EBITDA for our Europe reporting segment increased 6% from $178 million in the year ended December 30, 2023, to $188 million in the year ended December 28, 2024, primarily driven by the flow through to Adjusted EBITDA from the net revenue growth within the segment of 15%. Segment Adjusted EBITDA as a percentage of net revenue decreased 3% from 35% in the year ended December 30, 2023, to 32% in the year ended December 28, 2024. This was primarily due to operational investment in future growth in addition to the acquisitions of Resalta, completed July 1, 2024, RenEnergy, completed October 16, 2023, and Crestchic, completed February 22, 2023, which operate at structurally lower margins than the rest of the Europe reporting segment. The flow through impacts of net revenue were also partially offset by increases in headcount costs, within cost of services which, during the year ended December 28, 2024, increased 27% driven by higher headcount to support continuing net revenue growth and demand and impacts from the acquisition of Resalta, and a full year impact of the Crestchic and RenEnergy acquisitions completed in the year ended December 30, 2023.
AMEAPAC–Segment Results
Net revenue from our AMEAPAC reporting segment increased 9% from $687 million in the year ended December 30, 2023, to $750 million in the year ended December 28, 2024. The increase was primarily driven by increased activity in our utilities, oil and gas and mining sectors, which delivered revenue growth of $35 million, $22 million and $12 million, respectively. Performance in these sectors was partially offset by a decrease in manufacturing ($14 million) primarily driven by our exit from various African countries following our contract materiality and risk-profile review.
Segment Adjusted EBITDA from our AMEAPAC reporting segment increased 15% from $295 million in the year ended December 30, 2023, to $340 million in the year ended December 28, 2024. The increase was primarily driven by the 9% net revenue growth, discussed above. Segment Adjusted EBITDA as a percentage of net revenue, for our AMEAPAC reporting segment increased 2% from 43% for the year ended December 30, 2023, to 45% for the year ended December 28, 2024, in part due to new data center contracts within Japan, Indonesia and Thailand. The increase in Segment Adjusted EBITDA for the AMEAPAC reporting segment was also impacted by operational investment in future growth in areas such as sales employees, establishment costs and regional leadership, particularly in markets where we believe we are under-penetrated and that offer market share growth, such as North and Southeast Asia.
Quarterly Results from Operations
The unaudited quarterly information presented below has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented.

Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial information set forth below should be read in conjunction with our audited consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes included in this prospectus.
	Three Months Ended
($ in millions)	March 29, 2025	June 28, 2025	September 27, 2025	January 3, 2026	April 4, 2026	July 4, 2026
Net revenues	$713	$783	$922	$998	$890	$1,028
Total operating expenses, net	(583)	(614)	(707)	(821)	(750)	(867)
Operating income	130	169	215	177	140	161
(Loss) income before income tax expense	(31)	(114)	127	61	65	62
Income tax expense	(17)	(34)	(65)	(18)	(18)	(29)
Net (loss) income from continuing operations	(48)	(148)	62	43	47	33
Net income (loss) from discontinued operations, net of tax expense	5	2	(2)	(27)	—	—
Net (loss) income	$(43)	$(146)	$60	$16	$47	$33
	Three Months Ended
($ in millions)	March 29, 2025	June 28, 2025	September 27, 2025	January 3, 2026	April 4, 2026	July 4, 2026
Net (loss)/income	$(43)	$(146)	$60	$16	$47	$33
Net (income) loss from discontinued operations	(5)	(2)	2	27	—	—
Income tax expense/(benefit)	17	34	65	18	18	29
Interest expense, net	162	281	88	116	78	97
Acquisition costs(1)	1	—	1	2	—	—
Strategic review(2)	1	2	10	16	5	9
Remeasurement of post-employment benefit(3)	(1)	2	—	—	(3)	2
Gain on disposal(4)	—	(7)	—	—	—	—
Bangladesh customs duties(5)	—	—	—	—	—	11
Adjusted EBIT	$132	$164	$226	$195	$145	$181
Depreciation and amortization	122	124	136	161	155	166
Adjusted EBITDA	$254	$288	$362	$356	$300	$347
Net revenue	$713	$783	$922	$998	$890	$1,028
Net (loss)/income margin	(6)%	(19)%	7%	2%	5%	3%
Adjusted EBITDA Margin	36%	37%	39%	36%	34%	34%

(1)
Acquisition costs relate to professional and other fees incurred in connection with acquisitions and are non-recurring.

(2)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(3)
Remeasurement of post-employment benefits relates to actuarial (gains) losses recognized in the Consolidated Statements of Income, and is non-cash.

(4)
Gain on disposal of business relates to disposal of our business in Burkina Faso, and is non-recurring.

(5)
Bangladesh customs duties costs relate to one-time costs incurred to repatriate equipment fleet from Bangladesh as we have ended our operations in that country.

Non-GAAP Financial Measures
We use certain non-GAAP financial measures in our business to assist management’s analysis and understanding of our financial condition, which we also present in this prospectus. These non-GAAP financial measures have been prepared for informational purposes only and have important limitations as analytical tools; you should not consider them in isolation or as substitutes for analysis of our reported results. These non-GAAP financial measures are not identified as accounting measures under GAAP, nor have they been prepared in accordance with GAAP, IFRS or any other internationally accepted accounting principles, or audited or reviewed in accordance with any applicable auditing or review standards. Therefore, the non-GAAP financial measures presented in this prospectus should not be considered superior to, as a substitute for or alternative to measures to evaluate our performance nor substitutes for any GAAP measures and should be considered in conjunction with the GAAP financial measures presented elsewhere in this prospectus. See “Presentation of Financial and Other Information.”
Underlying Revenue
Underlying Revenue represents net revenue adjusted to exclude (i) fuel revenue incurred for a project in Brazil where fuel is managed on a contractual pass-through basis on behalf of customers and (ii) the impact of changes in foreign exchange rates between periods.
Fuel revenue for this Brazil project is passed through to customers at cost plus a small mark-up and does not generate a significant margin. As a result, fluctuations in fuel prices and fuel consumption volumes may significantly affect net revenue amounts from period to period, but do not reflect changes in the scale or nature of the underlying services provided.
Foreign currency impact represents the effect of changes in foreign exchange rates on period-over-period net revenue. This impact is calculated by re-translating prior-period net revenue using the average exchange rates applicable to the current period. Presenting net revenue for both periods using the same exchange rates allows for a comparison of net revenue that isolates the effects of currency movements. For a discussion of the impact of foreign currency fluctuations on our results of operations, see “—Factors Affecting Our Results of Operations—Foreign Currency.”
Management uses Underlying Revenue as a supplemental measure to assist in evaluating period-to-period changes in net revenue and to enhance the comparability of results across reporting periods. This measure is used alongside, and not as a substitute for, GAAP net revenue and should be considered in conjunction with our consolidated financial statements.
The following table reconciles GAAP net revenue to Underlying Revenue for the periods presented.
Six months ended July 4, 2026, compared to the six months ended June 28, 2025
	Six Months Ended		Change ()%
($ in millions)	July 4, 2026	June 28, 2025
Net revenue	$1,918	$1,496	28%
Pass-through fuel	(97)	(76)	28%
Foreign currency impact(1)	—	35	—
Underlying Revenue	$1,821	$1,455	25%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period net revenue. It is calculated by re-translating prior-period net revenue using current-period average exchange rates and is presented for analytical purposes only.

Year ended January 3, 2026, compared to the year ended December 28, 2024
	Years Ended
($ in millions)	January 3, 2026	December 28, 2024	Change ()%
Net revenue	$3,416	$2,854	20%
Pass-through fuel	(165)	(150)	10%
Foreign currency impact(1)	—	9	—
Underlying Revenue	$3,251	$2,713	20%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period net revenue. It is calculated by re-translating prior-period net revenue using current-period average exchange rates and is presented for analytical purposes only.

Year ended December 28, 2024, compared to the year ended December 30, 2023
	Years Ended
($ in millions)	December 28, 2024	December 30, 2023	Change ()%
Net revenue	$2,854	$2,505	14%
Pass-through fuel	(150)	(138)	9%
Foreign currency impact(1)	—	(35)	—
Underlying Revenue	$2,704	$2,332	16%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period net revenue. It is calculated by re-translating prior-period net revenue using current-period average exchange rates and is presented for analytical purposes only.

Segment Underlying Revenue
Segment Underlying Revenue represents net revenue for each reporting segment adjusted to exclude (i) pass-through fuel revenue for a project in Brazil and (ii) the effects of changes in foreign exchange rates between periods. Segment Underlying Revenue is calculated on the same basis as underlying revenue although the impact of fuel for our Brazil project is only relevant to our Americas reporting segment.
Six months ended July 4, 2026, compared to the six months ended June 28, 2025
	Six Months Ended
	Americas			Europe			AMEAPAC
($ in millions)	July 4, 2026	June 28, 2025	Change ()%	July 4, 2026	June 28, 2025	Change ()%	July 4, 2026	June 28, 2025	Change ()%
Net revenue	$1,086	$798	36%	$459	$322	43%	$373	$376	(1)%
Pass-through fuel	(97)	(76)	28%	—	—	—	—	—	—
Foreign currency impact(1)	—	5	—	—	18	—	—	12	—
Segment Underlying Revenue	$989	$727	36%	$459	$340	35%	$373	$388	(4)%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period segment net revenue. It is calculated by re-translating prior-period segment revenue using current-period average exchange rates and is presented for analytical purposes only.

Year ended January 3, 2026, compared to the year ended December 28, 2024
	Years Ended
	Americas			Europe			AMEAPAC
($ in millions)	Jan. 3, 2026	Dec. 28, 2024	Change ()%	Jan. 3, 2026	Dec. 28, 2024	Change ()%	Jan. 3, 2026	Dec. 28, 2024	Change ()%
Net revenue	$1,797	$1,523	18%	$849	$581	46%	$770	$750	3%
Pass-through fuel	(165)	(150)	10%	—	—	—	—	—	—
Foreign currency impact(1)	—	(15)	—	—	23	—	—	1	—
Segment Underlying Revenue	$1,632	$1,358	20%	$849	$604	40%	$770	$751	3%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period segment net revenue. It is calculated by re-translating prior-period segment revenue using current-period average exchange rates and is presented for analytical purposes only.

Year ended December 28, 2024, compared to the year ended December 30, 2023
	Years Ended
	Americas			Europe			AMEAPAC
($ in millions)	Dec. 28, 2024	Dec. 30, 2023	Change ()%	Dec. 28, 2024	Dec. 30, 2023	Change ()%	Dec. 28, 2024	Dec. 30, 2023	Change ()%
Net revenue	$1,523	$1,313	16%	$581	$505	15%	$750	$687	9%
Pass-through fuel	(150)	(138)	9%	—	—	—	—	—	—
Foreign currency impact(1)	—	(38)	—	—	6	—	—	(3)	—
Segment Underlying Revenue	$1,373	$1,137	21%	$581	$511	14%	$750	$684	10%

(1)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period segment net revenue. It is calculated by re-translating prior-period segment revenue using current-period average exchange rates and is presented for analytical purposes only.

Underlying Operating Income
Underlying Operating Income represents operating income adjusted to exclude pass-through fuel operating income incurred for a project in Brazil where fuel is managed on a contractual pass-through basis on behalf of customers, the impact of changes in foreign exchange rates between periods, acquisition costs, strategic review costs, restructuring costs, the gain on disposal of our Burkina Faso business and Bangladesh customs duties.
Operating income from fuel for this Brazil project is passed through to customers at cost plus a small mark-up and does not generate significant margin and so are excluded to remove the lower margin impacts, enhancing comparability of operating income between periods.
Foreign currency impact represents the effect of changes in foreign exchange rates on period-over-period operating income. This impact is calculated by re-translating prior-period operating income using average exchange rates applicable to the current period. Presenting operating income for both periods using the same exchange rates allows for a comparison of operating income that isolates the effects of currency movements.
Management uses Underlying Operating Income as a supplemental measure to assist in evaluating period-to-period changes in operating income and to enhance the comparability of results across reporting periods. This measure is used alongside, and not as a substitute for, GAAP operating income and should be considered in conjunction with our consolidated financial statements.

For a discussion of the impact of foreign currency fluctuations on our results of operations, see “—Factors Affecting Our Results of Operations—Foreign Currency.”
The following tables reconcile GAAP operating income to Underlying Operating Income for the periods presented.
Six months ended July 4, 2026, compared to the six months ended June 28, 2025
	Six Months Ended
($ in millions)	July 4, 2026	June 28, 2025	Change ()%
Operating income	$301	$299	1%
Strategic review(1)	14	3	367%
Acquisition costs(2)	—	1	—
Gain on disposal of business(3)	—	(7)	—
Bangladesh customs duties(4)	11	—	—
Pass-through fuel	(19)	(13)	46%
Foreign currency impact(5)	—	6	—
Underlying Operating Income	$307	$289	6%

(1)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(2)
Acquisition costs relate to professional and other fees incurred in connection with acquisitions and are non-recurring.

(3)
Gain on disposal of business relates to the disposal of our business in Burkina Faso, and is non-recurring.

(4)
Bangladesh custom duties costs incurred relate to one-time costs incurred to repatriate equipment fleet from Bangladesh as we have ended our operations in that country.

(5)
Foreign currency impacts represents the effect of changes in exchange rates on period-over-period operating income. It is calculated by re-translating prior-period operating income using current-period average exchange rates and is presented for analytical purposes only.

Year ended January 3, 2026, compared to the year ended December 28, 2024
	Years Ended
($ in millions)	January 3, 2026	December 28, 2024	Change ()%
Operating income	$691	$582	19%
Strategic review(1)	29	8	263%
Acquisition costs(2)	4	8	(50)%
Gain on disposal of business(3)	(7)	—	—
Restructuring costs(4)	—	(1)	—
Pass-through fuel	(30)	(27)	11%
Foreign currency impact(5)	—	(3)	—
Underlying Operating Income	$687	$567	21%

(1)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(2)
Acquisition costs relate to professional and other fees incurred in connection with acquisitions and are non-recurring.

(3)
Gain on disposal of business relates to the disposal of our business in Burkina Faso, and is non-recurring.

(4)
The credit related to restructuring costs for the year ended December 28, 2024 is related to the release of an accrual no longer required for costs associated with the restructuring of our AMEAPAC business, and is non-recurring.

(5)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period operating income. It is calculated by re-translating prior-period operating income using current-period average exchange rates and is presented for analytical purposes only.

Year ended December 28, 2024, compared to the year ended December 30, 2023
	Years Ended
($ in millions)	December 28, 2024	December 30, 2023	Change ()%
Operating income	$582	$443	31%
Strategic review(1)	8	—	—
Acquisition costs(2)	8	23	(65)%
Restructuring costs(3)	(1)	21	(105)%
Pass-through fuel	(27)	(24)	13%
Foreign currency impact(4)	—	(21)	—
Underlying Operating Income	$570	$442	29%

(1)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(2)
Acquisition costs relate to professional and other fees incurred in connection with acquisitions and are non-recurring.

(3)
The credit related to restructuring costs for the year ended December 28, 2024 is related to the release of an accrual no longer required for costs associated with the restructuring of our AMEAPAC business, and is non-recurring. The costs in the year ended December 30, 2023 are related to severance and other costs related to the restructuring of the Company, and are non-recurring.

(4)
Foreign currency impact represents the effect of changes in exchange rates on period-over-period operating income. It is calculated by re-translating prior-period operating income using current-period average exchange rates and is presented for analytical purposes only.

Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBIT is defined as net income (loss) for the period adjusted to exclude net loss from discontinued operations, net of tax expense (benefit), income tax expense, net, interest expense, net, acquisition costs, strategic review costs, restructuring costs, remeasurement of post-employment benefit, the gain on disposal of our Burkina Faso business, Bangladesh customs duties and other non-operating expense, net.
Adjusted EBITDA is defined as net income (loss) for the period adjusted to exclude net loss from discontinued operations, net of tax expense (benefit), income tax expense, net, interest expense, net, depreciation and amortization, acquisition costs, strategic review costs, restructuring costs, remeasurement of post-employment benefit, the gain on disposal of our Burkina Faso business, Bangladesh customs duties and other non-operating expense, net.
Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by net revenue.
Management uses Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures to assist in evaluating the performance of our business from period-to-period and to enhance comparability of results across reporting periods. Management believes that these measures are useful to share with investors as it affords them a view of what management considers its operating performance to be and the ability to make an informed assessment of such operating performance as compared with that of the prior period, in combination with GAAP performance measures.
Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for GAAP measures and should be considered in conjunction with our consolidated financial statements. Other companies, including other companies in our industry, may calculate these measures differently.
Below is the reconciliation of net income (loss) to Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented.
Six months ended July 4, 2026 and June 28, 2025
	Six Months Ended
($ in millions)	July 4, 2026	June 28, 2025
Net income/(loss)	$80	$(189)
Net income from discontinued operations	—	(7)
Income tax expense/(benefit)	47	51
Interest expense, net	175	443
Acquisition costs(1)	—	1
Strategic review(2)	14	3
Remeasurement of post-employment benefit(3)	(1)	1
Gain on disposal(4)	—	(7)
Bangladesh customs duties(5)	11	—
Adjusted EBIT	$326	$296
Depreciation and amortization	321	246
Adjusted EBITDA	$647	$542
Net revenue	$1,918	$1,496
Net income/(loss) margin	4%	(13)%
Adjusted EBITDA Margin	34%	36%

(1)
Acquisition costs to professional and other fees incurred in connection with acquisitions and are non-recurring.

(2)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(3)
Remeasurement of post-employment benefits relates to actuarial (gains) losses recognized in the Condensed Statements of Income, and is non-cash.

(4)
Gain on disposal of business relates to the disposal of our business in Burkina Faso, and is non-recurring.

(5)
Bangladesh custom duties costs incurred relate to one-time costs incurred to repatriate equipment fleet from Bangladesh as we have ended our operations in that country.

Years ended January 3, 2026, December 28, 2024 and December 30, 2023
	Years Ended
($ in millions)	January 3, 2026	December 28, 2024	December 30, 2023
Net (loss)/income	$(113)	$34	$(145)
Net loss from discontinued operations	22	63	46
Income tax expense	134	197	143
Interest expense, net	647	288	369
Acquisition costs(1)	4	8	23
Strategic review(2)	29	8	—
Restructuring costs(3)	—	(1)	21
Remeasurement of post-employment benefit(4)	1	—	7
Gain on disposal(5)	(7)	—	—
Other non-operating expense, net(6)	—	—	23
Adjusted EBIT	$717	$597	$487
Depreciation and amortization	543	458	416
Adjusted EBITDA	$1,260	$1,055	$903
Net revenue	$3,416	$2,854	$2,505
Net (loss)/income margin	(3)%	1%	(6)%
Adjusted EBITDA Margin	37%	37%	36%

(1)
Acquisition costs relate to professional and other fees incurred in connection with acquisitions and are non-recurring.

(2)
Strategic review costs relate to costs incurred in connection with strategic reviews of our business, including market studies and the IPO readiness project, and are non-recurring.

(3)
Restructuring costs relate to severance and other costs related to the restructuring of the Company, and are non-recurring. The credit related to restructuring costs for the year ended December 28, 2024 is related to the release of an accrual no longer required for costs associated with the restructuring of our AMEAPAC business.

(4)
Remeasurement of post-employment benefits relates to actuarial losses recognized as a charge in the Consolidated Statements of Income, and is non-cash.

(5)
Gain on disposal of business relates to the disposal of our business in Burkina Faso, and is non-recurring.

(6)
Balances within other non-operating expense, net primarily relate to the impact of foreign currency adjustments due to hyper-inflationary impacts from one of our Argentinian subsidiaries.

The consistency in Adjusted EBITDA Margin between these periods primarily reflects continued investment to support future growth, including increased investment in sales personnel, establishment costs, and regional leadership, particularly in markets that we believe are under-penetrated and offer opportunities for market share expansion. These investments partially offset the operational leverage benefits achieved during the period.
We experienced operational leverage across our reporting segments; however, these benefits were offset by the incremental costs associated with the aforementioned growth initiatives. For additional discussion of individual reporting segment performance, see “—Results of Operations—Year Ended January 3, 2026, compared to the Year Ended December 28, 2024—Segment Results” and “—Results of Operations—Year Ended December 28, 2024, compared to the Year Ended December 30, 2023—Segment Results.”

Return on Capital Employed and Adjusted EBIT excluding Amortization of Intangible Assets
We use Return On Capital Employed (“ROCE”) to assess and evaluate our operating performance and to make capital allocation decisions. Management considers this measure as useful both for investors and management of the Company as it is indicative of our capital efficiency and as a comparable period-on-period measure to assess resource allocation across the Company.
ROCE is defined as Adjusted EBIT excluding Amortization of Intangible Assets divided by average capital employed. For a definition and reconciliation of Adjusted EBIT see “Non-GAAP Financial Measures – Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin.” Amortization of intangible assets is excluded from Adjusted EBIT as we do not include intangible assets in capital employed. Adjusted EBIT excluding Amortization of Intangible Assets is useful as it is adjusted for the impacts of acquisition costs, strategic review costs, remeasurement of post-employment benefit, gain on disposal of our Burkina Faso business, Bangladesh customs duties and other non-operating expenses, net to enhance the comparability of this measure on a period-on-period basis by excluding these items which are not reflective of the Company’s core operating activities.
In this prospectus, we also present certain financial information for the last twelve months ended July 4, 2026. Such information is not audited and has been derived by subtracting our historical unaudited interim consolidated financial data for the six months ended June 28, 2025, from our historical consolidated financial data for the year ended January 3, 2026, and then adding our historical unaudited interim consolidated financial data for the six months ended July 4, 2026.
Capital employed is defined as operating assets less operating liabilities. Operating assets are defined as total assets excluding current tax assets, goodwill, other intangible assets, deferred taxes, retirement benefit surplus, assets of discontinued operations held for sale and derivative financial instruments. Operating liabilities are defined as total liabilities excluding current portion of long-term debt, current tax liabilities, finance lease liabilities, liabilities of discontinued assets held for sale, long-term debt, deferred taxes, non-current portion of finance lease liabilities, other long-term liabilities excluding non-current portion of deferred income and derivative instruments. Average capital employed is the sum of capital employed at the end of the period and the comparable period divided by two.
ROCE is not a substitute for a measure of performance prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies, including companies within our industry.
We have presented ROCE for the years ended December 28, 2024 and January 3, 2026 and for the last twelve months ended July 4, 2026. ROCE for 2023 has not been presented as the Company has only recently prepared three years of financial statements under US GAAP and had these audited to PCAOB standards. As a result, there is no balance sheet prepared and audited under US GAAP as of December 31, 2022, to allow us to calculate average capital employed for the year ended December 30, 2023, given the requirement for us to sum the capital employed at the start and end of the period and divide by 2 to get the average.

Below is the reconciliation of net (loss) income to Adjusted EBIT excluding Amortization of Intangible Assets and a reconciliation of the calculation of average capital employed to total assets and total liabilities as reported in our audited consolidated financial statements. These inputs are then used to calculate Return on Capital Employed.
Last Twelve Months Ended July 4, 2026 and Years Ended January 3, 2026 and December 28, 2024
($ in millions)	Last Twelve Months Ended July 4, 2026	Year Ended January 3, 2026	Year Ended December 28, 2024
Numerator:
Net income (loss)	$156	$(113)	$34
Net loss from discontinued operations	29	22	63
Income tax expense	130	134	197
Interest expense, net	379	647	288
Acquisition costs	3	4	8
Strategic review	40	29	8
Restructuring costs	—	—	(1)
Re-measurement of postemployment benefits	(1)	1	—
Gain on disposal	—	(7)	—
Bangladesh customs duties	11	—	—
Adjusted EBIT	$747	$717	$597
Amortization of intangible assets	60	53	49
Adjusted EBIT excluding Amortization of Intangible Assets	$807	$770	$646

Denominator:
Total assets	$8,303	$7,670	$6,243
Less: Current tax assets	(114)	(68)	(26)
Less: Assets of discontinued operations held for sale	—	—	(100)
Less: Goodwill	(2,059)	(2,073)	(1,778)
Less: Other intangible assets, net	(388)	(423)	(393)
Less: Deferred taxes	(188)	(195)	(154)
Less: Derivative financial instrument assets(1)	(13)	(3)	(4)
Less: Retirement benefit surplus(2)	(9)	(8)	(8)
Total operating assets	$5,532	$4,900	$3,780

Total liabilities	$(8,806)	$(7,578)	$(5,626)
Less: Total debt	6,972	5,885	4,103
Less: Current tax liabilities	106	131	141
Less: Finance lease liabilities	79	76	52
Less: Liabilities of discontinued operations held for sale	—	—	102
Less: Deferred taxes	355	343	282
Less: Derivative financial instrument liabilities(1)	2	8	4
Less: Other long-term liabilities excluding non-current deferred income(3)	2	20	5

($ in millions)	Last Twelve Months Ended July 4, 2026	Year Ended January 3, 2026	Year Ended December 28, 2024
Total operating liabilities	$(1,290)	$(1,115)	$(937)

Capital employed	4,242	3,785	2,843
Average capital employed(4)(5)	3,811	3,314	2,627
Return on Capital Employed	21.2%	23.2%	24.6%
Net (liabilities) assets	(503)	92	617
Average net (liabilities) assets(6)(7)	(221)	355	690
Net income (loss) as a percentage of average net (liabilities) assets	(70.6)%	(31.9)%	4.9%

(1)
Derivative financial instrument assets and liabilities are included within Other current assets, Other long-term assets and Other current liabilities, respectively, in the Consolidated Balance Sheets.

(2)
Retirement benefit surplus is included within Other long-term assets in the Condensed Consolidated Balance Sheets, included elsewhere in this prospectus.

(3)
Non-current deferred income is included within Other long-term liabilities in the Condensed Consolidated Balance Sheets.

(4)
Capital employed of $3,380 million as of June 28, 2025, was used as the beginning balance in calculating average capital employed for the last twelve months ended July 4, 2026. Balance sheet information as of June 28, 2025, is not presented in the table, as this period is outside the periods covered by the unaudited interim condensed consolidated financial statements included in this prospectus.

(5)
Capital employed of $2,410 million as of December 30, 2023, was used as the beginning balance in calculating average capital employed for the year ended December 28, 2024. Balance sheet information as of December 30, 2023, is not presented in the table, as this period is outside the periods covered by the audited consolidated financial statements included elsewhere in this prospectus.

(6)
Net assets of $62 million as of June 28, 2025, was used as the beginning balance in calculating average net assets for the last twelve months ended July 4, 2026. Balance sheet information as of June 28, 2025, is not presented in the table, as this period is outside the periods covered by the unaudited interim condensed consolidated financial statements included in this prospectus.

(7)
Net assets of $762 million as of December 30, 2023 were used as the beginning balance in calculating average net assets for the year ended December 28, 2024. Balance sheet information as of December 30, 2023 is not presented in the table, as this period is outside the periods covered by the audited consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources
Liquidity
Our primary sources of liquidity are cash from operating activities and debt financing. Our liquidity requirements arise primarily to meet our debt service obligations, to fund capital expenditure and, to a lesser extent, to provide working capital and fund acquisitions. In addition, as of January 3, 2026, we had access to the $980 million of available senior revolving credit facilities and $215 million of available senior secured bonding facilities pursuant to the Revolving Facilities to service our working capital and general corporate needs, including the financing of acquisitions. The Revolving Facilities provide for borrowings of up to $980 million in aggregate under the revolving credit facility and $215 million of bonding capacity which may be utilized under the bonding facility. We had outstanding drawings under the Revolving Facilities of $432 million and $0 million as of January 3, 2026 and December 28, 2024, respectively.
Our ability to generate operating cash flows depends on our operating performance, which in turn depends to some extent on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as other factors discussed in “Risk Factors.” Although we believe that our expected cash flows from operating activities, together with available borrowings, will be adequate to meet our anticipated liquidity and debt service needs in the next 12 months and thereafter, we cannot assure you that our business will generate sufficient cash flows from operating activities or that future debt and equity financing will be available to us on commercially reasonable terms or at all, in an amount sufficient to enable us to pay our debts when due or to fund other liquidity needs. In addition, cash generated from our operations in some countries, particularly in emerging markets, could be subject to exchange controls, which could materially adversely affect our financial condition and cash flows, increase our costs and expenses and result in restrictions on repatriating cash. See “Risk Factors—Risks Related to Our Business—We are subject to significant foreign currency exchange controls in certain countries in which we operate.”
From time to time, we may consider and enter into various forms of financing, including project financing, structured equity instruments, joint ventures, asset-backed facilities, sale and leaseback arrangements, issuance of debt or equity securities, working capital facilities and other structured or bespoke financing arrangements. Any such financing may be entered into to provide funding for our growth strategy and capital investment plans and could be material in size, subject to market conditions and other factors.
Cash Flows
The following tables illustrate, for the periods indicated, our summarized consolidated statement of cash flows data:
Six months ended July 4, 2026 and June 28, 2025
	Six Months Ended
($ in millions)	July 4, 2026	June 28, 2025
Net cash provided by operating activities	51	139
Net cash used in investing activities	$(563)	$(475)
Net cash provided by financing activities	$448	$400

Net Cash Generated from Operating Activities
Net cash provided by operating activities decreased 63%, from $139 million for the six months ended June 28, 2025, to $51 million for the six months ended July 4, 2026. The decrease was primarily driven by higher cash outflows related to accounts receivable, accrued income, prepaid expenses, taxes receivable and other receivables, which increased from $103 million in the six months ended June 28, 2025, to $276 million in the six months ended July 4, 2026. This increase principally reflected higher revenue activity and the timing of collections, driven by significant growth in data center-related work within our Americas reporting segment. In addition, cash outflows related to inventories, net, increased from $8 million in the six months ended June 28, 2025, to $73 million in the six months ended July 4, 2026. The increase was primarily attributable to higher inventory levels required to support increased customer demand and planned production activity. These increases in working capital were partially offset by higher cash inflows from accounts payable, deferred income, customer advances and other payables, which increased from $34 million in the six months ended June 28, 2025, to $135 million in the six months ended July 4, 2026. The increase was primarily driven by the timing of supplier payments and the higher level of procurement activity required to support increased revenue.
Net Cash Used in Investing Activities
Net cash used in investing activities increased 19% from $475 million in the six months ended June 28, 2025, to $563 million in the six months ended July 4, 2026. This increase was primarily driven by an increase in purchases of property and equipment of $111 million from $479 million in the six months ended June 28, 2025, to $590 million in the six months ended July 4, 2026, to support demand-driven revenue growth through growth capital expenditure. This increase was partially offset by an increase in the proceeds from sale of property and equipment of $12 million and furthermore, during the six months ended June 28, 2025, $11 million was paid for acquisitions, net of cash acquired compared to $0 in the six months ended July 4, 2026.
Net Cash Provided by Financing Activities
Net cash provided by financing activities increased 12% from cash provided of $400 million in the six months to June 28, 2025, to $448 million in the six months ended July 4, 2026. This increase was primarily driven by a reduction in cash outflows related to the settlement of redeemable preference shares from $177 million in the six months ended June 28, 2025, to $3 million in the six months ended July 4, 2026. This increase was partially offset by cash paid of $83 million for the repurchase of ordinary shares during January 2026 and an increase in dividends paid on common stock of $37 million.
Years ended January 3, 2026, December 28, 2024 and December 30, 2023
	Years ended
($ in millions)	January 3, 2026	December 28, 2024	December 30, 2023

Net cash provided by operating activities	$428	$434	$300
Net cash used in investing activities	$(1,167)	$(733)	$(987)
Net cash provided by financing activities	$720	$296	$689

Net Cash Generated from Operating Activities
Net cash provided by operating activities decreased 1% from $434 million for the year ended December 28, 2024, to $428 million for the year ended January 3, 2026. This decrease was primarily driven by changes in other liabilities which shifted from an inflow of $143 million in the year to December 28, 2024, to an outflow of $26 million in the year to January 3, 2026, reflecting the timing of accrued income taxes and interest due to differing year end dates. The decrease was also partially driven by an increase in cash outflows from accounts receivable, accrued income, prepaid expenses, taxes receivable and other receivables, from a cash outflow of $101 million in the year ended December 28, 2024, to $217 million in the year ended January 3, 2026, mainly due to the timing of collections, increased net revenue activity and accrued income impacts related to our Resalta acquisition and specific customers in the Americas reporting segment. These impacts were partially offset by net (loss) income after adjusting for non-cash items, the most significant of which relate to depreciation and amortization, unrealized foreign currency transaction losses (gains), net and impairment of Aggreko Eurasia.
Net cash generated from operating activities increased 45% from $300 million in the year ended December 30, 2023, to $434 million in the year ended December 28, 2024. This was primarily driven by an increase in cash inflows from other liabilities of $134 million attributable to the timing of accruals for income taxes and interest payable at December 28, 2024. Additionally, this increase was driven by changes in cash flows from accounts payable, deferred income, customer advances and other payables, from a cash outflow of $61 million in the year ended December 30, 2023, to a cash inflow of $88 million in the year ended December 28, 2024. This cash inflow was driven by the increased net revenue activity across the Company coupled with the timing of payments due to the early year end cut off. These increases were partially offset by the shift in unrealized foreign currency transaction (gains) losses, net which were a non-cash operating item of $91 million of a cash inflow in the year ended December 30, 2023, to a cash outflow of $103 million in the year ended December 28, 2024. This was driven by the impact of foreign currency movements on net income (loss) for each period.
Net Cash Used in Investing Activities
Net cash used in investing activities increased 59% from $733 million in the year ended December 28, 2024, to $1,167 million in the year ended January 3, 2026 mainly due to an increase in purchases of property, plant and equipment of $240 million during the year ended January 3, 2026. Cash used in acquisitions, net of cash acquired, also increased $165 million, during the year ended January 3, 2026 driven primarily by the acquisition of Mobil in Time for net cash consideration of $125 million. Additionally, during the year ended January 3, 2026, the disposal of our Russian subsidiary resulted in a net cash outflow of $56 million as the Aggreko Eurasia LLC business held $80 million in cash upon disposal for $28 million in consideration less $4 million in costs to complete the disposal.
Net cash used in investing activities decreased 26% from $987 million in the year ended December 30, 2023, to $733 million in the year ended December 28, 2024. The decrease was primarily due to a $401 million reduction in cash used for acquisitions net of cash acquired. This decrease in acquisition-related spend was partially offset by a $162 million increase in purchases of property, plant and equipment (“PPE”). The increase in PPE spending was to facilitate net revenue growth in line with our business strategy.
Net Cash from Financing Activities
Net cash from financing activities increased 143% from $296 million in the year ended December 28, 2024, to $720 million in the year ended January 3, 2026. The increase in net cash from financing activities was primarily driven by an increase in proceeds from the issuance of long-term loans of $1,187 million in the year ended January 3, 2026, driven by a series of refinancing activities which were executed during the year primarily related to our Notes, Senior Term Facilities and Revolving Facilities. A portion of the proceeds from the issuance of such Notes was used for the distribution of a dividend to holders of our ordinary shares of $553 million in the aggregate on May 23, 2025 and an additional $177 million was paid to settle redeemable preference shares also in May 2025.
Net cash from financing activities decreased 57% from $689 million in the year ended December 30, 2023, to $296 million in the year ended December 28, 2024. This decrease was mainly due to a higher net inflow of cash from borrowings of $557 million in the year ended December 30, 2023, compared to $314 million in the year ended December 28, 2024. Furthermore, in the year ended December 30, 2023, we received cash of $139 million from the issuance of new ordinary shares to our existing shareholders to fund the acquisition of Crestchic.
Capital Expenditure
Our capital expenditure primarily consists of equipment fleet additions. Capital expenditure also includes solar assets under construction, properties and vehicles, and plant and equipment. Our capital expenditure strategy differentiates between two key types of spending: growth capital expenditure and maintenance capital expenditure. We define growth capital expenditure as the amount of capital investment in the fleet to expand our operations and deliver growth.  Maintenance capital expenditure is defined as the capital investment in current fleet to maintain the size and scale of existing operations. Non-fleet capital expenditure relates to investment in property, plant and equipment, vehicles.
We determine and allocate our budget for capital expenditure on an annual basis. Decisions about investment in new equipment are based largely on our views of future demand. During growth cycles, we may decide to invest in our business by replacing end-of-life equipment and by increasing the total size of the fleet, while in downturns, we tend to restrict capital expenditure to essential replacements and, as a result, conserve cash.
For the six months ended July 4, 2026 and June 28, 2025, our capital expenditure by segment was as follows.
	Six Months Ended
($ in millions)	July 4, 2026	June 28, 2025
Americas	399	309
Europe	92	90
AMEAPAC	99	70
Total capital expenditure(1)	$590	$469
Growth capital expenditure	422	310
Maintenance capital expenditure	150	147
Non-fleet capital expenditure	18	12

(1)
Represents capital expenditure from continuing operations only.

In the six months ended July 4, 2026, $572 million of our capital expenditure related to our fleet equipment, of which $422 million was growth capital expenditure and $150 million was maintenance capital expenditure. Growth capital expenditure was primarily invested in our temperature control fleet ($85 million), gas generators ($77 million) and diesel/HVO generator equipment ($61 million). In the six months ended July 4, 2026, our Americas, Europe and AMEAPAC reporting segments accounted for 66%, 16% and 18%, respectively, of total growth capital expenditure.
In the six months ended June 28, 2025, $457 million of our capital expenditure related to our fleet equipment, of which $310 million was growth capital expenditure and $147 million was maintenance capital expenditure. Growth capital expenditure was primarily invested in our temperature control fleet ($70 million), diesel/HVO generator equipment ($68 million), gas generators ($48 million) and solar projects ($46 million). In the six months ended June 28, 2025, our Americas, Europe and AMEAPAC reporting segments accounted for 73%, 18% and 9%, respectively, of total growth capital expenditure.

For the years ended January 3, 2026, December 28, 2024 and December 30, 2023, our capital expenditure by segment was as follows.
	Years ended
($ in millions)	January 3, 2026	December 28, 2024	December 30, 2023
Americas	$608	$385	$326
Europe	202	177	119
AMEAPAC	165	163	114
Total capital expenditure(1)	$975	$725	$559
Growth capital expenditure	654	467	344
Maintenance capital expenditure	293	235	187
Non-fleet capital expenditure	28	23	28

(1)
Represents capital expenditure from continuing operations only.

In the year ended January 3, 2026, $947 million of our capital expenditure related to our fleet equipment, of which $654 million was growth capital expenditure and $293 million was maintenance capital expenditure. Growth capital expenditure was primarily invested in our temperature control fleet ($134 million), diesel/HVO generator equipment ($128 million), solar projects ($125 million) and gas generators ($100 million). In the year ended January 3, 2026, our Americas, Europe and AMEAPAC reporting segments accounted for 66%, 22% and 12%, respectively, of total growth capital expenditure.
In the year ended December 28, 2024, $702 million of our capital expenditure related to our fleet equipment, of which $467 million was growth capital expenditure and $235 million was maintenance capital expenditure. Growth capital expenditure was primarily invested in our solar projects ($103 million), temperature control fleet ($83 million), batteries ($57 million), diesel/HVO generators ($55 million) and load banks ($48 million). In the year ended December 28, 2024, our Americas, Europe and AMEAPAC reporting segments accounted for 53%, 30% and 17%, respectively, of total growth capital expenditure.
In the year ended December 30, 2023, $531 million of our capital expenditure related to our fleet equipment, of which $344 million was growth capital expenditure and $187 million was maintenance capital expenditure. Growth capital expenditure was primarily invested in our solar projects ($108 million), temperature control fleet ($71 million), gas generators ($35 million) and diesel/HVO generators ($28 million). In the year ended December 30, 2023, our Americas, Europe and AMEAPAC reporting segments accounted for 60%, 24% and 16%, respectively, of total growth capital expenditure.
Quantitative and Qualitative Disclosures about Market Risk
Liquidity Risk
We monitor our risk of a shortage of funds using periodic liquidity planning. This planning considers the maturity of our financial investments and financial assets and projected cash flows from operations. We use our cash on hand, cash generated through operating activities and available revolving credit facilities to manage our liquidity.
Currency Risk
Foreign currency risk is the risk that the fair value of a financial commitment, recognized financial assets or financial liabilities will fluctuate due to changes in foreign currency rates. We operate in various countries across the globe and are exposed to foreign exchange risk arising from currency exposures. We manage our currency flows to minimize foreign exchange risk arising on transactions denominated in foreign currencies and use forward contracts and forward currency options, where appropriate, to hedge net currency flows.
Our foreign currency exposure on the translation into U.S. dollars of our net investments in overseas subsidiaries is partially managed using debt in the same currency as those investments.

The impact of currency is calculated by re-translating prior period actual results at the annual average current year rates. The foreign currency impacts are quantified in the calculations of Underlying Revenue, Underlying Segment Revenue and Underlying Operating Income, set out above in “—Non-GAAP Financial Measures.”
Interest Rate Risk
Our exposure to the risk of changes in market interest rates will relate primarily to our long-term debt obligations with floating interest rates, comprised of any borrowings under the Senior Term Facilities and the Revolving Facilities from time to time. The Senior Term Facilities Agreement, the Revolving Facilities Agreement and the Indenture will not obligate us to hedge interest rates.
As of the date hereof, we do not plan to hedge the floating rate interest exposure in relation to our borrowings under the Senior Term Facilities and the Revolving Facilities. However, we will continue to monitor such exposures and may enter into interest hedging arrangements in the future.
Credit Risk
Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to our customers and counterparties in connection with our operating activities, including outstanding trade receivables. We manage our credit risk on cash deposits and other financial instruments by limiting the aggregate amounts and their duration depending on external credit ratings of the relevant counterparty. In the case of financial assets exposed to credit risk, the carrying amount on the balance sheet, net of any applicable provisions for loss, represents the amount exposed to credit risk.
The credit ratings of banks with which we have investments of cash, borrowings or derivative financial instruments are reviewed regularly by management.
Critical Accounting Estimates
Our significant accounting policies are discussed in Note 2 “Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements included in this prospectus.
As a global provider operating across diverse and often complex tax jurisdictions and with significant investments in long-lived assets, the preparation of our financial statements requires management to make estimates and assumptions that can materially affect the reported amounts of assets, liabilities, net revenue and expenses.
These accounting estimates are an integral part of our financial reporting process and are based upon current judgments about future events. Certain estimates are particularly sensitive due to the inherent complexity of our global operations, the evolving nature of tax and regulatory environments and the long-term nature of our contracts and asset lives. The possibility that future events may differ materially from our current judgments and estimates could lead to adjustments in our financial results.
While GAAP specifically dictates the accounting treatment for many transactions, the policies discussed below involve a high degree of management judgment and complexity. This listing is not exhaustive but highlights those material accounting estimates where changes in underlying assumptions or future events could have the most significant impact on our financial condition and results of operations.
Taxation
Ongoing tax disputes
We are party to ongoing tax disputes. See “Business—Regulatory Matters—Legal Proceedings.” If we do not prevail in one or more of these disputes, our liability could exceed the amounts for which we have provisioned, which may have a negative impact on our results of operations and financial condition.

Other unrecognized tax benefits
The tax charge is based on the profit for the year and the applicable tax rates in force at the balance sheet date. As well as corporation tax, we are subject to indirect taxes such as sales and employment taxes across the tax jurisdictions in which we operate. The varying nature and complexity of these tax laws requires us to review our tax positions and make appropriate judgments at the balance sheet date.
Due to the uncertain nature of the tax environment in many of the countries in which we operate, it can take a substantial period of time to resolve our unrecognized tax benefits. We therefore recognize appropriate tax provisions for significant potential or contentious tax positions, and these are measured using management’s estimate of the most likely outcome or the probability weighted average approach where the issues have a range of potential outcomes. Unrecognized tax benefits are considered on an individual basis and estimated in accordance with ASC 740-10.
The provisions are principally recognized to reflect the impact of various potential tax exposures, predominantly in connection with our emerging market businesses and potential transfer pricing risks faced by us with respect to cross-border transactions between our subsidiaries. As a result of the uncertainty associated with such tax positions, it is possible that on the future conclusion of these unrecognized tax benefits, the final outcome may vary significantly from the amounts originally provided. As of January 3, 2026, we maintained material provisions in respect of unrecognized tax benefits relating to transfer pricing. There can be no assurance that the amounts ultimately payable upon resolution of such matters will not exceed the provisions recognized.
Indefinite reinvestment of foreign earnings and outside basis differences
We have not recorded deferred taxes on undistributed earnings and outside basis differences of certain foreign subsidiaries because we intend to indefinitely reinvest those amounts outside the United States. This assertion requires significant judgment regarding the expected cash needs and funding requirements of our U.S. and non-U.S. operations, the availability of local cash, our capital allocation plans and the tax consequences of alternative repatriation strategies. If facts or circumstances change and we no longer assert indefinite reinvestment with respect to some or all of these amounts, we may be required to record additional tax expense, including foreign withholding taxes and other incremental taxes, in the period the assertion changes.
Future taxable income and valuation allowances
Recognition of deferred tax assets requires us to assess whether it is more likely than not that those assets will be realized. In making that assessment on a jurisdiction-by-jurisdiction basis, we consider the scheduled reversal of existing taxable temporary differences, projected future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and prudent and feasible tax planning strategies. We weigh both positive and negative evidence, with greater weight given to evidence that is objectively verifiable. This analysis requires significant judgment regarding the timing and amount of future taxable income, including assumptions about net revenue growth, operating margins, capital expenditures, financing costs and the geographic mix of earnings. Where the available evidence indicates that it is more likely than not that some portion or all of a deferred tax asset will not be realized, we record a valuation allowance. If actual results differ from our forecasts or our assumptions change, our valuation allowances and income tax expense could be materially affected in the period of change.
Goodwill Impairment Testing
We test goodwill for impairment on an annual basis or more frequently if impairment indicators are present. Identifying whether there are indicators of impairment involves a high level of judgment considering macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other relevant reporting unit events. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the quantitative impairment test is considered unnecessary. If the qualitative assessment leads to a determination that the fair value is less than its carrying value, or if the Company elects to bypass the qualitative assessment, it is required to perform a quantitative impairment test. We have established, and will continue to evaluate, reporting units that are based on our internal reporting structure and define such reporting units as our operating segments.

There was no impairment of goodwill during the years ended January 3, 2026, December 28, 2024 and December 30, 2023. During the year ended January 3, 2026, we bypassed the qualitative assessment and performed a quantitative impairment assessment which concluded that our headroom as a percentage of the total carrying value of our net assets for the Company was 92%. For each of our three reporting units, this ranged from 55% to 113%. During the years ended December 28, 2024 and December 30, 2023, a qualitative assessment was performed and concluded that for both periods no indicators of impairment were present.

INDUSTRY OVERVIEW
Background
The global energy solutions industry provides the technical services and equipment required to deliver reliable power and temperature control when permanent power from the grid is unavailable, uneconomical, insufficient or still under construction. These solutions are used across a range of applications, including to support production continuity, remote operations and customers’ project-specific execution needs. Many deployments are mission-critical: power loss or temperature fluctuations can disrupt operations, leading to downtime and lost productivity, financial losses, equipment damage, supply-chain disruption, safety and security risks. The cost of failure is rising too, as reliance on electricity grows. Given the consequences of failure, security and reliability are the key priorities for customers, who value speed of deployment, solution performance and capability in their choice of supplier. As electrification accelerates and grid challenges persist, reliable and rapidly deployable energy solutions have become essential to global industry. Providers who can deliver these mission-critical services are enabling growth, providing operational resilience and supporting the world’s transition to a more sustainable, secure and flexible energy future.
Global energy solutions industry: power solutions
The power market supports a range of deployment durations, from short-term applications lasting days to months (for example, disaster response and events) to longer-duration, semi-permanent installations, including modular power plants that can operate for many months or years. The industry is increasingly shifting from one-off, transaction-based engagements towards longer-term, contract-based partnerships. The equipment deployed typically includes generators, transformers, load banks, distribution equipment, supported by design, engineering, project management, operations, maintenance, logistics and fuel management services. Solutions range from single-asset deployments to highly engineered, multi-equipment configurations that address complex customer challenges.
The power market within energy solutions is being driven by a combination of structural demand growth and supply tightening conditions. Incremental load demand is expected to support sustained growth in electricity consumption. This is driven by rapidly growing end markets such as AI-focused data centers and by broader electrification – including transportation, residential (heat pumps and electric boilers) and industrial processes (automation) – supported by decarbonization and efficiency initiatives. At the same time, aging grids face three pressures: limited available capacity and delays in bringing new capacity online (longer interconnection times, project delays, generation retirements in certain regions); greater operational complexity from the rapid growth of intermittent renewable generation; and increasing climate-related disruption risks.
The power market also includes load banks, which simulate electrical loads to test power sources and verify system reliability, performance and compliance. Critical equipment includes AC load banks (resistive and reactive) and DC load banks, which are increasingly equipped with digital technologies for real-time monitoring of voltage, frequency and temperature. Major end-users include data centers, power generation plants, battery energy storage systems (BESS) in grid balancing, healthcare facilities, telecommunications, manufacturing sectors, ships, offshore platforms and other marine applications. Demand is being fueled by rapid data center buildouts and AI-driven infrastructure growth. Stringent regulations requiring regular testing of emergency systems further reinforce the need for reliable load-testing methods.
Global energy solutions industry: temperature control solutions
The temperature control market provides heating, cooling, dehumidification and ventilation solutions, increasingly supported by energy-efficient and Internet-of-Things-enabled equipment. The solutions require a range of equipment such as chillers, air conditioners, heaters, air handlers, cooling towers and dehumidifiers. Key applications include industrial process cooling, climate management for large-scale events, disaster recovery, emergency backup, drying and heating at manufacturing sites. Demand is driven by customers’ need to maintain operational continuity, respond to unplanned disruptions, extreme weather conditions, improve industrial productivity and process stability. Industrial end markets represent the largest source of demand, supported by mission-critical requirements across pharmaceuticals; petrochemicals and refining; food and beverage; and data centers. Customers prioritize scalable, high-reliability cooling capacity. In regulated sectors (notably pharmaceuticals), stringent temperature control and cold-chain compliance requirements further drive demand. Greater adoption of temperature control solutions is also contributing to higher peak electricity demand during both daytime and evening hours. In regions with limited or unreliable grid infrastructure, climate control systems might experience interruptions, increasing the need for supplemental or alternative power solutions to help maintain continuity of service.
The global energy solutions industry includes a broad mix of participants
The industry is highly fragmented. Participants range from large multinational, national, multi-regional equipment and energy solutions companies with significant scale and resources, to smaller independent operators with a more limited geographic footprint and narrower service or sector-based offerings. See “Business – Competition” for further information on competition.
Procurement process and key supplier selection criteria
Our solutions are procured by both end customers and intermediaries, such as contractors that manage customer sites on their behalf. The purchasing process often involves multiple stakeholders, including end-user operations’ teams and third-party engineers. Suppliers need to meet customers’ technical specifications, delivery schedules and performance requirements. As a result, reliability and the ability to meet short operational lead times and deliver bespoke solutions are key factors in service-provider selection. Buyers also place increasing importance on technology-enabled monitoring and service models designed to support equipment uptime and performance, including remote diagnostics, proactive alerts and remote operations capabilities. Accordingly, market demand favors end-to-end solution providers offering a broad, integrated set of services and proven experience across multiple sectors and geographies.
Our market opportunity – mission-critical demand meets structural supply deficits
Electrification needs are accelerating and power grids across the world are aged, underinvested and failing to meet the demand. We believe the combination of these factors presents a structural growth opportunity, pervasive across all industries, that is currently being amplified by the rise in data centers capacity.
Large, fast-growing market
According to management estimates, the energy SAM, spanning temporary and semi-permanent power, temperature control and ancillary services, was approximately $49 billion in 2025 and is forecast to grow at a CAGR of 6% in real terms (not adjusted for inflation) from 2025 to 2030, to reach a market size of approximately $66 billion in 2030. Americas and Europe are projected to have the highest growth potential, with a forecast CAGR of 8% and 7%, respectively, from 2025 to 2030.
Management estimates the energy SAM using a bottom-up, country-by-country, driver-based methodology that translates sector activity levels and customer requirements into megawatts of demand and then converts that demand into revenue across temporary power, semi-permanent power, temperature control and ancillary services. The scope covers non-grid customers, grid-connected industries, and utilities, and explicitly excludes permanently installed backup generators and other non-addressable segments. Geographic coverage is based on countries we operate in, or new countries we could foresee operating in, with certain higher-risk countries excluded. All estimates are developed under a neutral central climate scenario as the most probable pathway for demand evolution and grid transition dynamics over the projection period. Physical demand is then translated into dollars using historical region and sector-specific levels. In developing these estimates, management uses an amalgamation of information from the Company’s own internal research plus studies conducted by third parties, including studies commissioned by the Company. See “Presentation of Financial and Other Information—Market and Industry Data.”

Energy Solutions SAM and SAM Growth by Region
Represents values and growth in real terms (not adjusted for inflation)
Management estimates; Note: Temporary power refers to power sources installed for weeks or months (for example, maintenance, emergency outage, bridging); Semi permanent power refers to power sources installed for a long duration, potentially the life of the asset (for example, behind-the-meter or primary power for off-grid solutions); AMEAPAC refers to Africa, Middle East and Asia Pacific; 1 Excluding non-applicable countries: China, Russia and high-risk countries 2 Excluding Eurasia and events 3 The estimated compound annual growth rate of the energy solutions serviceable addressable market from management estimates.
Continued widespread electrification
Electrification is accelerating across the global economy. This includes transportation, residential (heat pumps and electric boilers) and industrial processes (automation), as customers replace fossil fuel-based technologies with electric alternatives to support decarbonization and improve energy efficiency. According to the International Renewable Energy Agency, under a revised 1.5°C scenario, electricity is projected to represent a substantially larger share of global total final energy consumption over the coming decades, with the global electrification rate increasing from 22% in 2023 to 35% in 2035 and 54% by 2050. In transport, electrification is estimated to rise from 1% to 15% to 47%; in industry, from 27% to 34% to 42%; and in buildings, from 36% to 57% to 77%, in each case over the same periods. To accommodate this rapid electrification, the IRENA estimates that average annual global investment in grids must rise to around $1.0 trillion each year between 2026 and 2035 and $1.2 trillion between 2036 and 2050, compared with approximately $0.55 trillion expected in 2026 according to the IEA.
The IEA projects that global electricity demand growth will increase from 2026 to 2030 to an average of 3.6% per year, compared to 2.8% per year over the past decade. This implies average incremental demand of approximately 1,100 TWh per year through 2030, compared to approximately 700 TWh per year from 2015 to 2025, according to the IEA. This represents an increase of 1.6 times.
Our SAM growth rates substantially exceed the IEA’s projected 3.6% annual growth rate for global electricity demand over the same period because demand for our solutions is driven by more than underlying electricity consumption growth. Additional factors impacting demand for our solutions are temperature control requirements and power supply-side challenges, including aging and underinvested grid infrastructure, interconnection queues, and the replacement of firm capacity with intermittent renewables, which increase the need for flexibility and reliability. These dynamics drive greater demand for bridging and behind-the-meter power as customers seek more resilient, rapidly deployable solutions. Additionally, our SAM is defined around our specific solutions (including power, temperature control, and ancillary services) and end markets, and excludes certain geographies, which differentiate our SAM growth rates from global electricity demand growth.

Reindustrialization in Western economies is accelerating the need for power solutions
A growing focus on sovereignty and strategic power autonomy has led governments to establish industrial strategies and policy targets to strengthen domestic capabilities and secure key supply chains (for example, the European Union has announced its objective to source 10% of strategic minerals from domestic mining by 2030). According to Capgemini, 73% of organizations (with annual revenue above $1 billion, across 13 sectors and 11 countries in the United States and Europe) have reindustrialization strategies in place or in development as of January 2026, up from 66% in 2025 and 59% in 2024. As companies relocate production closer to their end markets, these modern automated facilities require reliable, high-quality power and contribute to incremental electricity demand.
Rapid expansion of AI-enabled computing and hyperscale data centers
According to the IEA, electricity consumption from AI-focused data centers increased approximately 50% in 2025 from 2024. The IEA projects that total electricity demand from data centers will roughly double from 485 TWh in 2025 to 950 TWh in 2030 and electricity consumption from AI-focused data centers will triple in this period. Lengthy grid connection queues and grid expansion timelines are leading data center developers increasingly to evaluate on-site generation, including hybrid configurations that combine on-site generation and storage with a grid connection.
Data center expansion also creates knock-on impacts
Potentially higher utility rates and an increased risk of service interruptions are leading customers in sectors other than data centers to adopt our energy solutions and to invest in more energy-efficient equipment to help maintain business continuity and manage operating costs.
Regulation and policy increasingly support on-site power adoption at industrial facilities
With utilities facing constraints in delivering timely interconnections and capacity upgrades, industrial operators are increasingly exploring self-supply strategies to keep projects on schedule. Government and energy regulators’ programs and initiatives are also supporting the adoption of on-site power. For example, the U.S. Department of Energy’s Onsite Energy Program offers region-specific technical assistance for industrial sites and other large energy users deploying on-site generation and storage. In Ireland, regulators have flagged data centers’ load growth as a risk to electricity security and new projects will be required to meet an 80% local renewable energy threshold and implement on-site generation to reduce strain on the grid.
Supply challenges
Delayed time-to-power creates a need for bridging and flexible solutions
According to the IEA, more than 2,500 GW of projects worldwide, including renewables, energy storage and large loads such as data centers, are delayed in grid interconnection queues. As grid investment has lagged generation additions, congestion and curtailment have increased across many power systems. This constraint is amplified by a mismatch in timelines: the IEA estimates that grid infrastructure may take approximately five to 15 years to plan, permit and build, while solar photovoltaic (PV) and wind projects may be developed in approximately one to five years and data centers in one to three years. In addition, prices and lead times for key grid components (which have nearly doubled over the past five years according to the IEA) and labor shortages are also causing considerable delays and driving up costs.
Supply constraints on new gas power generation capacity
According to Electric Power Research Institute (EPRI), order-to-delivery timescales for large natural gas turbines are now more than five years. Similarly, smaller turbines now take 18 to 36 months. At the same time, EPRI research shows that average gas turbine prices have increased from approximately $2,000/kW to $3,000/kW, a nearly 50% increase. We believe these delays and higher costs are no longer a temporary market disruption. They are becoming a structural constraint on how quickly utilities and developers can respond to rising electricity demand.

Aging, underinvested infrastructure is a national security risk
In advanced economies, electricity grids tend to be older, with some transmission and distribution lines having been in service for 50 years or more, according to the IEA. Specifically, the IEA reports that the United States and certain countries in Europe, together with Japan, have a high proportion of their grids dating back over 20 years. As grid equipment ages, reliability may decline, increasing the risk of outages. Older assets are also more vulnerable to extreme weather, cyber risks and geopolitical disruptions, further increasing focus on resilience, faster restoration and flexible, reliable solutions.
As the world runs hotter and grids run harder, temperature control keeps growing
In 2025, the world experienced its third warmest year on record and cooling degree days (a measure of cooling needs) stayed well above the average from 2000 to 2019, according to the IEA. Over the same period, the IEA reported that colder winters in advanced economies drove increased heating demand. We believe these developments reflect a broader trend towards more frequent temperature extremes, increasing both cooling and heating requirements and creating demand for temperature control solutions.
Government capital constraints are pushing investment towards private-market solutions
According to the International Institute for Sustainable Development, while G20 governments are financing renewable energy, it is not yet at the pace needed. Government support for renewable energy in the G20 reached an estimated $169 billion in 2024. This is significant, but still far below fossil fuel support and not yet sufficient to match today’s energy security, affordability and resilience challenges. This dynamic is creating a structurally supportive backdrop for private-market, modular, hybrid energy solutions that can be installed on customer sites or at the edge of the grid, providing bridging power and resilience, while at the same time lowering emissions.
Intermittency challenges
Output of renewables is intermittent, depending on weather and operating conditions
For the first time in 100 years, renewables overtook coal power in the global electricity mix as continued rapid growth in solar and wind pushed the share of renewables above a third of global generation, according to Ember. Under the IRENA’s revised 1.5°C scenario, renewables are projected to represent an increasing share of electricity generation, rising from 30% in 2023 to 78% by 2035 and 92% by 2050. As renewable penetration rises, grids face greater intermittency challenges and need additional support to maintain reliability, especially during periods of unexpected system stress (for example, extreme weather events). Consistent with this dynamic, the IRENA estimates that approximate daily flexibility needs will increase from 7% in 2019 to 13% by 2030 and 30% by 2050, reflecting higher balancing requirements.

BUSINESS
Our Company – A Global Leader For A Universal Need
We are a global leader in designing, deploying and optimizing engineered energy and temperature solutions. Our scale, technology-agnostic approach, operational infrastructure and experience allow us to provide mission-critical solutions for multinational, regional and local customers looking to protect the continuity of their operations, enable growth and strengthen energy security.
Leading global solutions provider, operating at scale across multiple sectors and regions
Focused on attractive markets with a diversified customer mix
We operate a large, global business diversified across multiple geographies, sectors and customers. As of January 3, 2026, we serve more than 14,000 customers in over 80 countries and across eight core sectors. We are aligned with the fastest-growing power demand sectors, while our overall diversification provides resilience across end-market economic cycles. For the year ended January 3, 2026, we generated $3.4 billion net revenue, split as follows:
Net Revenue by Region (%)	Net Revenue by Sector ()%	Net Revenue by Customer ()%

Note: “Other” sectors include pharmaceutical, government, shipping, food & beverage, forestry & agriculture, storms and military.
We have a leading position in the largest sector for power demand, utilities, which represented 27% of our net revenue for the year ended January 3, 2026.
We also have a strong position in the fastest-growing sector of power demand, data centers. We increased our revenue in this sector more than fourfold, from $96 million to $391 million, between the years ended December 30, 2023 and January 3, 2026, increasing the sector’s share of our net revenue to 11%. This is a market that is expected to grow at 20% CAGR (not adjusted for inflation) from 2025 to 2030, according to management estimates. We offer customers in this market a wide range of solutions, providing flexible and rapidly deployable behind-the-meter power and temperature control, covering construction, commissioning power, load-testing, bridging power, support for upgrades and refurbishments, and emergency power.
Regional model providing global expertise, locally
We have approximately 8,000 employees globally, largely operating through a localized model. This ensures our customers work with local experts who understand their markets, speak their language and can navigate local regulatory dynamics, while at the same time leveraging our global scale, experience and operating infrastructure. Our global experience means that we have encountered most challenges before, and we can leverage our global expertise to meet our customers’ needs.
Industry-leading expertise, reliability and flexibility for a customer-centric approach
Breadth and depth of experience
We have decades of experience delivering solutions across a wide range of operating environments. This accumulated knowledge serves as a key strategic differentiator for our customers. Of our approximately

8,000 employees, more than 5,000 are technical. They combine deep engineering capability with proprietary application know-how to overcome customers’ complex energy and temperature control challenges.
Customer-centric approach across the full project lifecycle
We take a customer-centric approach, working with a full range of equipment and technologies to meet our customers’ needs. Providing support through the whole project lifecycle, we design and plan, mobilize and install, operate and maintain, monitor and optimize, demobilize and re-deploy.
Large, technology-agnostic, modular asset base
Our solutions are delivered through our differentiated breadth of modular technology. This includes gas and diesel/HVO generators, transformers, solar, batteries, temperature control, distribution equipment, oil-free air compressors and load banks. Our power is generated from internal combustion engines of up to two megawatts each; this modularity and sizing provides flexibility to our customers as they build up or wind down their demand and also through periods of breakdown or routine maintenance. We own approximately 120,000 assets worldwide, representing an overall capacity of 17 GW, including 6.3 GW of diesel/HVO power generation, 2.1 GW of gas power generation and 0.3 GW of other power generation, together with 8.5 GW of temperature control and other fleet capacity.
Our Group average physical utilization for the year ended January 3, 2026 was 54%. The 54% represents the average utilization for the year across our aforementioned product lines, across all geographies and node sizes. As this is an average over the year across a large asset base, there are significant variations within the product portfolio at different times in the year, with peak utilization for some products (mainly power and temperature control) across the warmer northern hemisphere summer months, some products on long term contracts where higher utilization is achieved and other products which are only used for a few weeks or months of the year but which generate a return over the product lifetime which we believe is attractive. At any point in time, utilization is impacted by assets in transit between projects and those being serviced or repaired.
We are technology-agnostic, enabling us to embrace evolving advances in technology as they become scalable and economically viable. Consequently, we can deliver innovative solutions that meet evolving customer needs, regulatory environments and energy market conditions. For example, our diesel generators can be run on hydrotreated vegetable oil and 49% of our gas fleet can run on biogas, supporting the reduction of greenhouse gas emissions by up to 80% (when comparing hydrotreated vegetable oil to diesel) and 92% respectively (when comparing biogas to natural gas), helping our customers reach their decarbonization goals faster.
Simple, focused business operating model
Flat management structure
We operate a flat management structure which enables rapid decision-making, with regional leaders taking full accountability for the performance of their businesses. Our executive management team members each have between 20 to 40 years of industry experience, bringing complementary skill sets across engineering and technology, sales, logistics solutions and equipment management. They are experts in safely managing large, global workforces across multiple end markets. We believe this management structure allows us to be entrepreneurial and agile, delivering safely and at pace for our customers.
Disciplined five-step operating model
We focus on five key steps to set clear priorities and drive accountability:
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A constant focus on cost efficiency supports structurally lower operating costs and our ability to be competitive across the market

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Driving day-to-day performance, using data-led decision-making, helps us consistently deliver high levels of execution and accountability

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A disciplined and consistent approach to capital investment and allocation to support growth across regions and sectors

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Accretive, value-adding M&A allows us to fill skill gaps and build a stronger presence across geographies, sectors and equipment types, further expanding our offering and accelerating growth

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Building capabilities for our future growth, by developing existing talent and hiring new talent through our in-house recruitment team, supports continued best-in-class service delivery and employee engagement

Using AI to support productivity
We are increasingly using AI to enhance decision making, improve operational performance and support innovation across our business. We deploy AI tools to help our sales teams profile countries, sectors and target customers, prioritize opportunities and improve the quality of our sales plans. Our data-driven remote management services offer 24/7 access to our operating assets and are supported by AI. Technicians use AI, automation and machine learning to inform data-driven decisions – analyzing alarms, identifying root causes and resolving issues quickly. This reduces downtime, improves safety and reliability, and enhances customer experience. Chat-bots and agents developed in-house also provide employees with streamlined access to information, supporting faster, more informed decision-making. We expect to expand our use of AI as the technology evolves, further enhancing our customer service, capabilities and efficiency.
Our Competitive Strengths
We believe our scale, expertise and technology-agnostic approach allow us to capitalize on the structural electrification and temperature control growth opportunity, and to gain share in a large and growing market.
Highly diversified business, operating at a global scale
Ability to serve customers globally
We have the capabilities to compete globally across all energy and temperature control solutions. We are technology-agnostic in solving our customers’ problems through highly engineered and flexible modular solutions. We operate a network of 275 locations across more than 80 countries. Our global footprint and logistics networks allow us to serve multinational customers who require consistent service quality and operational reliability across multiple countries and regions.
Structural stability anchored by geographic, sector and customer diversification
Diversification underpins the resilience of our business and provides us with the flexibility to deploy resources towards the most attractive sectors as markets evolve. Since 2021, for example, we have exited 21 higher-risk countries to focus on lower-risk, more developed markets. Given our diversification, our performance is not dependent on conditions in any single geographic market or sector, and our global scale enables us to manage through localized challenges while maintaining overall business momentum. Our stability is further supported by our diversified customer profile, with the top ten customers representing only 19% of our net revenue in 2025 and the top 100 representing only 43% of our net revenue.
Reliable and extensive infrastructure
With 275 locations and approximately 120,000 assets globally, representing over 17 GW of capacity, we can respond to our customers’ needs anywhere in the world with speed and reliability, deploying solutions in weeks rather than the years required to build permanent infrastructure. This scale reflects decades of investment, relationships, regulatory approvals, supplier partnerships and operational expertise.
Breadth of solutions to solve our customers’ most complex energy challenges
Examples of the complex issues our engineering teams solve
Technology integration: We integrate power (diesel, gas or alternative power), renewables and battery storage into a hybridized solution coordinated through microgrid automation that aligns real-time load demand with solar forecasts to maximize renewable penetration. BESS are configured for network stability, voltage support, frequency response and load balancing, while reducing fuel usage.
Wide range of EPC-level engineering and testing: We engineer and test the full system end-to-end, from site planning and compact layout / civil infrastructure design through to detailed equipment placement and interconnection. We build in safety and reliability via grounding and coordinated protection to reduce the risk of incidents and mitigate shock and arc-flash hazards. We validate performance through power-flow modeling and fault analysis to confirm voltage/current behavior and correctly size protective equipment, then test panels, transformers, and safety devices to applicable standards and deliver complete documentation (reports, diagrams, safety labels) for the entire system solution.
Solving mission-critical energy challenges
Energy security and reliability are top priorities for our customers. We deliver mission-critical solutions, ensuring uninterrupted power and temperature control to prevent financial loss, operational issues, or reputational harm.
Our breadth, expertise and delivery excellence mean we are trusted by our customers across a wide variety of projects and geographies: from enabling rapid hyperscale AI growth in the United States where grid infrastructure does not exist and timing is critical, to bringing reliable electricity to the heart of the Amazon rainforest, to powering a world-class mine in one of the most remote locations in Australia, to supporting Formula 1 in its pledge for net zero across the world.
Powering a large-scale mine at a remote location with hybrid power
Located 740 km from Perth, we designed, deployed and now operate an approximately 80 MW hybrid power system that is running 24/7, 365 days a year (other than planned maintenance downtime). We used our knowledge in handling the unique challenges of the Australian mining landscape to provide an integrated solution combining gas, diesel, solar and battery power. We are responsible for providing uninterrupted power for a contract of 15+ years, while helping our customer reach its emission goals.
Bringing reliable electricity to the heart of the Amazon rainforest
In an area with complex logistical and environmental challenges, we are providing 24/7 power to 32 off-grid communities under a 15 year contract. Our comprehensive power solution includes 148 MW diesel and three batteries and is the only available energy source for these remote communities, enabling a higher standard of living for thousands of residents. We are currently hybridizing our solution at each of the sites with the introduction of solar power and batteries to further reduce emissions (109 MWp solar and 119 MWh BESS).
Supporting Formula 1 (F1) in its pledge for net zero
We delivered a fully backed up and continuous energy system for all F1 paddock stakeholders, with electrical engineering and critical power supplies for broadcast and track infrastructure, leveraging Stage V generators, HVO, solar and battery technology to achieve approximately 90% emissions reduction across the 2025 European calendar, without sacrificing reliability.
Enabling rapid hyperscale AI growth where timing is critical
We are a service provider of choice for AI-focused data center operators given our expertise and track record of mobilizing large, containerized energy solutions with the highest degree of delivery certainty. This is evidenced by two large (135 MW and 86 MW), multi-year contracts recently won with a blue-chip data center developer in the United States.
Our track record in data center solutions demonstrates the breadth of our capabilities. For example, in the United States, regional grid constraints and utility power caps resulted in insufficient grid power for our hyperscale customer to expand. We provided a purpose-built, scalable, emissionized solution including 48 times 1,200 kW (or equivalent) Tier 4 Final generators totaling 48 MW of continuous operational bridging power.
Rapid chilled water deployment for a data center
Faced with an imperative to deploy at speed, a hyperscale customer turned to us to deliver the largest single temporary chiller plant ever installed. We provided a turnkey solution – from design to project management to installation to remote management – involving up to 230 × 500-ton chillers and water pumping systems. We removed thermal constraints and unlocked rapid AI expansion on an accelerated timeline for our customer.

Powering customer operations where the grid is insufficient
Due to the poor grid infrastructure in the UK, our customer, a global technology company, is waiting for a grid connection and has contracted with us for an initial 24 month period, which is ongoing. During this period, we are providing Stage V (emissionized) generators, battery storage, fuel management and operational support as a temporary, decentralized power solution to ensure they have the required level of redundancy and security to keep operating.
Differentiated service offering supporting the full project lifecycle
Our ability to support customers throughout their project lifecycle sets us apart. Customers choose us when they want fully integrated solutions – not just equipment. Temperature control applications often require power as well – and we benefit from the pull-through synergies across the two product types. Customers choose us when they want a range of power outputs up to 250 MW across different generating technologies, with the flexibility to ramp up and down in a cost-effective way during the project lifecycle, unlike other suppliers who tend to provide only specific types of equipment. They choose us when they want either short-duration or long-duration solutions – unlike independent power producers, who only provide long-term solutions. And they choose us when they need a partner with decades of experience of reliable delivery – unlike emerging integrated providers with shorter track records and more limited experience.
Large-scale, future-proofed asset base
Flexible, technology-agnostic approach supporting higher capital efficiency
Our technology-agnostic approach provides significant flexibility in the design of our solutions, as compared to other providers with specialized equipment tied to specific technologies or solutions. Our fleet can be readily redeployed across different sectors, geographies, applications and contract durations, providing improved capital efficiency.
Future-proofed through our adoption of new technologies
We adopt new technologies where they are aligned with our disciplined capital allocation approach and offer proven scale and economic viability. As battery storage, hydrogen-compatible generation, advanced grid integration capabilities and other emerging technologies mature, we can incorporate them into our fleet and solutions portfolio to meet decarbonization objectives, regulatory changes and evolving customer requirements.
Technical collaboration with our suppliers
We work with a diverse set of original equipment manufacturers across a broad range of technologies. Our experts have developed deep, longstanding supplier partnerships with strong technical collaboration, including joint product development and early access to new equipment.
Leading technical expertise and operational excellence in delivery
An experienced and engaged team of technical experts
Success is driven by our experienced leadership team and our global team of approximately 8,000 colleagues who are disciplined in operational excellence. Our annual all-employee engagement survey, which uses an independent organization to collect anonymous employee responses, indicates a high level of engagement at 83%, as of May 2026. This is significantly above the external market benchmark of 74%, which is measured by the same independent organization aggregating millions of responses across thousands of companies to create benchmark data. Our large pool of technical talent represents decades of accumulated knowledge and our technical engagement with our customers is a key differentiator.
Investing in and growing our talent
We are actively attracting and growing our talent. We have made a significant investment in our internal recruitment team, which is driving growth in our pool of technical talent – in 2025, we welcomed 1,385 new colleagues, of whom 592 are technicians and 173 are salespeople. We continuously invest in our highly capable industry experts, from early careers (with 92 colleagues joining us in 2025) to senior leadership positions, covering skills ranging from technical expertise to sales and business development. In 2025, we delivered approximately 144,000 hours of employee training, including over 12,000 technical in-person training hours and 511 technical in-person courses.

Safety-first culture
The health and safety of colleagues, customers and partners worldwide is fundamental to everything we do. Our robust HSE framework adapts to local cultures, laws and regulations. We use our Standard Zero framework to guide risk management at every location. We ensure equipment safety at every stage – specification to design changes to operational requirements – collaborating with engineering, quality and safety teams throughout the equipment lifecycle.
Industry-leading levels of customer satisfaction, driving high customer loyalty and repeat business
Best-in-class customer satisfaction driving high repeat revenue
The quality of our service delivery, underpinned by strong customer retention and repeat business, has earned us a Net Promoter Score of 63 in response to the question “how likely are you to recommend each vendor to a peer or colleague?” This score compares to 9 for alternative providers and exceeds the industry standard range of 30 to 50. The Net Promoter Score measures customer loyalty as the net of promoters as compared to detractors divided by total respondents. Our Net Promoter Score is supported by a highly favorable response profile, with 64% of respondents identifying as promoters, 35% as neutral and 1% as detractors. Approximately 60% of our 2025 revenue was generated from customers who have contracted with us for at least three of the last five years, and eight out of our top ten customers have contracted with us for at least the last five years. In addition, more than 55% of our 2025 revenue was generated from customers who have been with us for more than five years, and more than 85% from customers who have contracted with us for more than one year.
High and increasing levels of contractual visibility
We are increasingly signing longer-duration contracts that provide contracted revenue beyond the current financial year. For the year ended January 3, 2026, approximately 50% of our net revenue was generated from contracts lasting more than one year and approximately 30% was generated from contracts longer than three years. This is complemented by meaningful repeat engagement within contracts of less than one year, where 56% of 2025 net revenue came from customers that contracted with us in at least two of the last three years and 26% of 2025 net revenue was attributable to customers that contracted with us in each of the last five years. Long-standing customer relationships within contracts of less than one year further support demand durability, with 44% of 2025 net revenue generated from customers with a relationship of more than ten years, 57% with a relationship of more than five years and 79% with a relationship of more than one year, reflecting a revenue mix anchored by established customers.
Contract Duration as % of 2025 Net Revenue	Secured Net Revenue(1) as of July 2025 and July 2026 ($ in millions)(2)

(1) Secured Net Revenue represents contracted revenue for the provision of services consistent with our normal course of business, relating to designing, deploying and optimizing engineered energy and temperature solutions across our global customer base. Our contracts may only be terminated in accordance with agreed contractual termination provisions. Where a minimum contractual period is established, our contracts typically may not be terminated by our customers during that period without payment for the full minimum contractual period. Secured Net Revenue only includes net revenue from the minimum contractual period in which such termination provisions apply. Secured Net Revenue relates to discrete fiscal reporting years as described in “Presentation of Financial and Other Information—Reporting Year”. The value increases shown in 2026 relative to 2025 primarily result from a U.S. summer event (impacting 2026 only) and two data center contract wins in the U.S. for the provision of solutions (across all years presented) which include gas generators, engineering services and the provision of fuel management services.
(2) Fully contracted net revenue as of July 2025 and July 2026, in USD at constant foreign exchange rates. Excludes acquisitions of MiT and Krill in 2025. Current Year + 1 represents contracted net revenue as of July 2025 for the fiscal year 2026 and as of July 2026 for the fiscal year 2027. Current Year + 2 represents contracted net revenue as of July 2025 for the fiscal year 2027 and as of July 2026 for the fiscal year 2028. This metric is not intended to be a substitute for GAAP revenue and may not be comparable to similar measures used by other companies.
Our Growth Strategy
Our business has a track record of strong growth and financial returns. This has been achieved primarily through operational efficiency and organic investment in our fleet, augmented by selective, value-adding acquisitions.
For the year ended January 3, 2026, we generated a net loss of $(113) million, a net loss margin of (3%), Adjusted EBITDA of $1.3 billion and an Adjusted EBITDA Margin of 37%. The difference between our net loss and Adjusted EBITDA for the year was primarily driven by (i) $647 million of interest expense, net, comprised of $400 million in interest on external borrowings (associated with our $5.9 billion outstanding indebtedness as of January 3, 2026) and $249 million of unfavorable foreign exchange impacts, and (ii) $543 million of depreciation and amortization expense, of which $365 million related to fleet depreciation reflecting our continued capital investment in revenue growth. For the year ended December 28, 2024, we generated a net income of $34 million, a net income margin of 1%, Adjusted EBITDA of $1.1 billion and an Adjusted EBITDA Margin of 37%. The difference between our net income and Adjusted EBITDA for the year was primarily driven by (i) $288 million of interest expense, net, comprised of $386 million in interest on external borrowings (associated with our $4.1 billion outstanding indebtedness as of December 28, 2024) which was partially offset by $103 million of favorable foreign exchange impacts, and (ii) $458 million of depreciation and amortization expenses, of which $307 million relate to fleet depreciation. For the year ended December 30, 2023, we generated a net loss of $(145) million, net loss margin of (6)%, Adjusted EBITDA of $0.9 billion and Adjusted EBITDA Margin of 36%. The difference between our net loss and Adjusted EBITDA for the year was primarily driven by (i) $369 million of interest expense, net, comprised of $305 million in interest on external borrowings (associated with our $3.7 billion of outstanding indebtedness as of December 30, 2023) and $68 million of unfavorable exchange impacts, and (ii) $416 million of depreciation and amortization expense, of which $284 million related to fleet depreciation. The Adjusted EBITDA we generate each year is well in excess of the required maintenance capital expenditure to maintain the size and scale of our existing fleet, providing funding for our investment in future growth.
Organic growth in the most attractive markets, through disciplined capital and operational investment
Deploying growth capital expenditure to the most attractive return opportunities
We determine our growth capital expenditure plans based on a clear investment framework focused on anticipating customer demand and allocating our resources to the highest return opportunities. Given the expected strong growth in energy demand discussed above, we intend to continue deploying further growth capital expenditure to capture the market opportunity. Growth capital expenditure is a function of several factors, including our level of net revenue ambition and returns targets. As such, our growth capital expenditure is discretionary. Subject to our supplier commitments, obligations and market conditions, we can at any time choose to deliver lower growth in net revenue and consequently reduce the growth capital expenditure requirement across the business.
We take a targeted approach to where we choose to grow, investing in the regions and sectors where we can deliver the best returns.
By geography: Our current footprint is aligned with attractive, growing markets – in the Americas and Europe, our two largest regions, the SAM is expected to grow by 1.5 times and 1.4 times respectively, from 2025 to 2030, according to management estimates. From the year ended December 30, 2023, to the year ended January 3, 2026, 86% of our growth capital expenditure was deployed in the Americas and Europe to capture this growth opportunity. At the same time, we are expanding selectively in certain emerging markets where we believe the risk-return profile is attractive. For example, India’s SAM is expected to expand by 1.6 times by 2030, and we are building a new manufacturing facility there to provide lower-cost equipment for India and other emerging markets where we see growing demand. We have also recruited new local management teams to pursue growth in other emerging market geographies.
By end-market: We allocate capital and resources to sectors experiencing the most significant growth at attractive financial returns. In data centers, for example, we develop solutions that use equipment across the full range of generators, load banks, chillers and other ancillaries. We have strong relationships with hyperscalers and large colocation players that position us well to capture growth in this sector. We are also capitalizing on the opportunities created where power demands from the data center sector are compounding grid supply shortfalls across the wider market, providing new growth opportunities for us across many other sectors.
By technology: We are investing sustainably in lower-emission and energy-transition solutions to help our customers meet their decarbonization goals, but only where commercially viable. In 2025, more than 50% of our capital expenditure was directed towards equipment supporting energy transition.
Optimizing commercial pricing while increasing customer penetration
Balancing pricing with share of wallet
Our current customers provide a strong base for continued growth. We are focused on expanding wallet share through repeat opportunities and deepening our relationships with existing customers as their energy requirements evolve.
We maintain a disciplined and dynamic pricing strategy, consistently prioritizing attractive returns and lasting customer partnerships. We utilize data science and standardized reporting across quotes, orders and deliveries, tracked on a bottom-up basis and discussed weekly by the executive leadership team, to optimize pricing and commercial performance, for both revenue and returns.
Continued investment in our salesforce will increase our capacity to compete more effectively.
Driving operational efficiencies and leverage through scale
Structurally lower operating cost base
We maintain a relentless focus on operational excellence. This is fundamental to sustaining market leadership and delivering strong financial performance. We have instilled discipline and accountability in our operating culture, centered on driving day-to-day performance, while maintaining a constant focus on cost efficiency. This has translated into a structurally lower operating cost base, which in turn allows us to remain competitive on pricing.
Substantial savings have already been captured, and active and ongoing cost management continues to drive strong annual productivity gains. As our business continues to scale, additional efficiency opportunities remain across procurement, logistics, maintenance, overheads and other cost categories. The more fixed elements of our cost base, including certain establishment and central group function costs (for example, HR, finance, IT), provide operational leverage as we grow.
Complementing organic growth with targeted, accretive M&A
Track-record of value-accretive M&A
We are experienced in M&A, having invested $807 million since 2023 across 18 acquisitions, including asset acquisitions, each enhancing our platform for future growth.
Two transactions, in particular, illustrate our approach. In 2023, the acquisition of Resolute enhanced our temperature control fleet and U.S. capability, while our acquisition of Crestchic significantly increased our global load bank capability, including the manufacturing and assembly of new fleet. Our post-acquisition performance in these businesses has been strong. Each of Resolute’s and Crestchic’s EBITDA has approximately doubled since acquisition, driven by fleet investment, geographic expansion and commercial synergies.
Executing selective M&A at disciplined valuations
Our M&A strategy is designed to accelerate our growth through the addition of technical capabilities and specialist expertise, delivering geographic expansion and deepening customer relationships. Synergies are achieved through increased penetration of existing customer relationships, improved fleet management and operational integration. Our acquisition approach is highly disciplined and selective, focused on targets that meet clear operational and financial criteria.
Our Financial Profile
We delivered net revenue growth of 20% and 14% for the years ended January 3, 2026 and December 28, 2024, respectively. While we had a net (loss) income margin of (3)% and 1% for the years ended January 3, 2026 and December 28, 2024, respectively, we delivered a consistent Adjusted EBITDA Margin of 37% for both years, with an attractive Return on Capital Employed over the past two years (23.2% and 24.6% for the years ended January 3, 2026 and December 28, 2024, respectively). This has been achieved through a combination of rigorous operational and capital allocation discipline.
Sustained double-digit net revenue growth, outperforming the market
We delivered a 17% net revenue CAGR from 2023 to 2025, growing net revenue from $2.5 billion for the year ended December 30, 2023, to $3.4 billion for the year ended January 3, 2026. This was driven by improved contract mix, commercial and pricing initiatives, and a strategic focus on high-growth geographies and sectors, all of which was complemented by selective M&A. We have now delivered 18 consecutive quarters of period-over-period net revenue growth.
High, expanding profitability at strong margins
Over the same timeframe, our net loss improved from $(145) million for the year ended December 30, 2023, to $(113) million for the year ended January 3, 2026. This corresponded to growth in Adjusted EBITDA from $903 million to $1,260 million, with net loss margin of (3)% and Adjusted EBITDA Margin of 37% for the year ended January 3, 2026. Margin expansion has been achieved through improved mix, commercial and pricing initiatives, cost efficiencies and operational leverage. This was partially offset by investments made over the last three years in longer-term renewable energy project businesses. The net impact represents approximately 100 basis points of margin expansion since the year ended December 30, 2023.
Highly strategic capital allocation, generating an attractive return on capital
We follow a highly disciplined and consistent approach to capital investment. All new fleet investment is assessed based on current and projected capital efficiency. This capital efficiency is measured using a revenue productivity metric, defined as the expected annual equipment-related net revenue from the individual asset or class of assets, divided by its original cost. For fleet deployment decisions involving longer-term contracts, we use unlevered IRR to measure the expected rate of return. We have capital investment hurdles of more than 50% revenue productivity and more than 15% unlevered IRR. This rigorous approach has delivered a strong Return on Capital Employed, above 20% for the two years ended December 28, 2024 and January 3, 2026.
Ability to control cash flow by adjusting our level of growth capital expenditure
Our current plan to continue to invest in growth capital expenditure reflects our assessment of future customer demand in the context of overall market growth. However, the discretionary nature of our growth capital expenditure provides the opportunity to scale it up or down according to our prevailing financial priorities.
Competition
We believe our ability to supply the energy solutions industry with our engineering capability and proprietary application know-how to solve the energy challenges of our more than 14,000 customers as of January 3, 2026 is a key differentiator among various of our competitors. Due to increasing demand exceeding available capacity for equipment and services that supply the global energy market, we face growing competition. Many of the markets in which we operate are served by numerous competitors, ranging from multi-national, national and multi-regional power solutions companies to small, independent businesses with a limited number of locations and also traditional equipment rental companies. We generally compete on the basis of, among other things, quality and breadth of service, technical expertise, reliability, price and the size, mix and relative attractiveness of our equipment fleet. We expect that our ability to bring our technical and applications expertise to a diverse range of solutions, move our resources to wherever our customers need them and ensure available capacity will enable us to remain competitive as demand for our equipment and services grows significantly.
While we face significant competition from a large number of companies, we are an integrated energy solutions provider with ability to provide to a range of different temporary or long-term project timelines and complexities. We believe that few offer our level of objective technical expertise and full range of services. Given our global scale and geographic footprint, we believe that no other player operating in the temporary and semi-permanent energy solutions markets can be considered a direct competitor across the full range of solutions and services that we provide. However, within specific regions, across certain sectors with different project complexity and timelines, we have several different competitors, namely:
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Commercial and industrial players: Our competitors are focused platforms with an emphasis on select end-markets and regional clusters with a local footprint. In contrast, our solutions and services are global and technology-agnostic with applications across a range of geographic regions and customer sectors.

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Original Equipment Manufacturers (“OEMs”): OEMs occasionally compete in the temporary and semi-permanent power and temperature control market, but their core focus is the manufacture and sale of equipment to their customers. Although we do manufacture some elements of our fleet, this is not our primary focus and, therefore, we can offer solutions to our customers utilizing equipment from a number of different OEMs.

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Independent Power Producers (“IPP”): IPPs have a different business model as they generate, distribute and sell electricity through the use of permanent installations, whereas our fleet is modular and mobile and can be redeployed across the world for different projects. We are developing our IPP business in the United States, United Kingdom and Australia. However, our presence in this segment is currently not material.

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Battery energy storage system providers: To the extent our solutions involve batteries only, we would generally only compete with our battery energy storage system provider competitors where they are combining with others to provide an integrated solution to customers.

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Local equipment rental providers: Our presence in this segment is not material as we operate as an energy solutions provider rather than as a “dry-hire” rental company, which is focused on renting equipment only (without additional service support). These providers typically focus on low complexity and temporary projects of less than one year.

Employees
As of January 3, 2026, we had approximately 8,000 permanent employees.
As of January 3, 2026, collective bargaining agreements covered over 1,100 of our people across 12 countries and approximately 1,200 people were covered by trade unions/works councils in eight countries (Gabon, Ivory Coast, Germany, Netherlands, France, Argentina, Brazil and Chile). We believe that, overall, we have good relations with our employees.
Intellectual Property
We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure agreements and other legal and contractual rights to establish and protect our proprietary rights.
As of January 3, 2026, our trademark portfolio included over 250 U.S. and foreign trademark registrations, as well as five pending trademark applications, covering our principal business name “AGGREKO,” our subsidiary names and marks associated with specific products and marketing campaigns in various jurisdictions.

We hold patents that protect key innovative aspects of our equipment, including our twin pack and tri pack product lines, in certain key jurisdictions. As of January 3, 2026, our patent portfolio included 13 U.S. and foreign issued patents that will expire between 2031 and 2043. We pursue patent protection on a strategic basis, focusing on jurisdictions where we believe such protection provides meaningful commercial value. Where appropriate, we elect to protect certain inventions by maintaining the underlying technologies as trade secrets instead of pursuing patent protection. We protect our trade secrets and other proprietary or confidential information through confidentiality agreements with employees, contractors and other third parties, as well as through internal security measures and access controls.
Other intellectual property rights we hold include copyrights in proprietary software and our technical and marketing documentation, domain name registrations and database rights in certain customer and supplier information.
Properties
Our corporate headquarters are located in Glasgow, Scotland. We have offices and facilities across the globe. We lease most of our properties and own certain properties. We consider our location at Lomondgate, Dumbarton, Scotland to be material to our operations. The Lomondgate facility is our main global manufacturing site and our primary center for engineering, technology, and product design, employing approximately 350 specialists across manufacturing, service and repair, engineering, logistics, and corporate functions. As the hub from which we deliver new-build products (including in-house assembly for equipment above 500 kVA) to key markets in Europe and the Americas, it is of strategic importance for the group. Other than our facility at Lomondgate, we do not consider any specific property to be material to our operations.
Regulatory Matters
Environmental, Health and Safety
We are subject to comprehensive and frequently changing local, national and supranational laws and regulations, including permitting, licensing, consent-to-operate, authorization and approval requirements, including those relating to discharges of substances to the air, water and land, the handling, storage, transportation, use and disposal of hazardous materials and wastes and the clean-up of properties affected by pollutants. Under these laws and regulations, we may be liable for, among other things, the cost of investigating and remediating contamination at our sites and fines and penalties for non-compliance. Certain environmental laws, including U.S. Comprehensive Environmental Response, Compensation and Liability Act and analogous state and foreign laws, may impose strict liability and, in certain circumstances, joint and several liability for investigation and remediation costs and related damages. As a result, if we are deemed a responsible party at a site, we could be required to bear the entire cost of investigation or remediation (subject to any rights of contribution), even if we did not cause the contamination or other parties are also responsible. We use hazardous materials to clean and maintain equipment, dispose of solid and hazardous waste and wastewater from equipment washing and store and dispense petroleum products from underground and above-ground storage tanks located at certain of our locations. In addition, our use of various types of fuel may raise environmental risks.
To our knowledge, there is no pending or likely remediation and compliance cost that we currently expect would have a material adverse effect on our business. Notwithstanding the foregoing, we have been, and may in the future be, subject to inspections, audits, notices of violation and citations in the ordinary course relating to environmental, hazardous materials, spill prevention, waste management and occupational health and safety matters, including in some cases matters involving reporting, recordkeeping or administrative compliance. Where issues are identified, we generally take corrective actions, which may include updating plans and permits, enhancing training, modifying procedures and implementing engineering or operational controls, and we may incur related costs and, in some cases, fines or penalties. We cannot assure you that future matters will not result in material costs, operational restrictions, reputational harm or other adverse effects. We cannot be certain, however, as to the potential financial impact on our business if new adverse environmental conditions are discovered or compliance or remediation costs are imposed that we do not currently anticipate. For risks related to the environment, see “Risk Factors—Risks Related to

Our Business—Environmental, health, and safety laws and regulations and the costs of complying with them, or any regulatory changes that impact the demand for our services, could materially adversely affect our financial position, results of operations and cash flows” and “Risk Factors—Risks Related to Our Business—We are exposed to a variety of claims and losses arising from our operations, and our insurance may not cover all or any portion of such claims.”
For risks related to climate change and climate change-related laws, regulations and policies, see “Risk Factors—Risks Related to Our Business—Physical impacts of climate change and related changing stakeholder standards or preferences may have a long-term negative impact on our business and results of operations.”
We are also subject to various laws and regulations regarding health and safety across the numerous jurisdictions in which we operate. We strive to remain in compliance with all applicable health and safety laws and regulations at all times, but we cannot guarantee that we are, or will be, in compliance at all times. If we are found to be liable for breaching such laws and regulations, penalties may be imposed on us, which may have a negative financial and reputational impact on us.
The health and safety of our employees, customers, partners and visitors is the most fundamental aspect of everything we do. We invest in our safety culture so everyone understands their role in keeping everyone safe. Our health and safety performance is subject to regular oversight by our executive committee and board. We remain focused on delivering continuous improvement as evident from our approach to planning, governance and risk management that considers 13 specific health, safety and environmental risks directly related to our people and our business, as well as their prevention. We refine our global standard operating procedures as needed to manage these risks effectively and to always remain safe. We are supported by expert health and safety teams in every region in which we operate. We maintain continuous monitoring of health and safety through risk reporting, management safety walks, health and safety audits, tracking and monitoring of fluorinated gas emissions, petroleum spills and road traffic accidents, and tracking and monitoring of injury time and Lost Time Injury Frequency Rates. For risks related to employee health and safety, see “Risk Factors—Risks Related to Our Business—Environmental, health, and safety laws and regulations and the costs of complying with them, or any regulatory changes that impact the demand for our services, could materially adversely affect our financial position, results of operations and cash flows,” “Risk Factors—Risks Related to Our Business—Pandemics, endemics or public health crises could have adverse effects on our business, financial condition, and results of operations” and “Risk Factors—Risks Related to Our Business—There are health and safety risks inherent to our operations, and accidents or injuries to our employees may disrupt our operations and lead to enforcement actions or legal claims.”
As of January 3, 2026, we have obtained the following certifications for certain parts of our business: ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, ISO 50001:2018, ISO 27001:2022 and VCA 2017/6.0. These certifications may not cover all of our sites, business units, projects or jurisdictions, and their scope may vary.
Information Technology
Our IT strategy is designed to support and optimize our business operations by enabling employee productivity, providing data and analytics to support decision making and performance management and enhancing customer interactions. Our IT architecture is grounded in a set of core principles that are aligned to our business strategy:
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Common platforms: We utilize a standardized suite of core enterprise systems for our business globally, including for enterprise resource planning (ERP), customer relationship management (CRM) and human resources (HR), supported by a unified integration layer. Our core applications generally are commercially available off-the-shelf software licensed from third parties, and we develop proprietary in-house solutions in limited circumstances where we believe we can innovate or need to address specific business needs.

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One source of truth: Our modern data platform underpins our data and analytics capabilities. Our transactional systems allow users to process quotes, orders and deliveries on a real-time basis and manage the availability, location and readiness of our fleet. This transactional information is uploaded to our modern data platform to support management of our business.

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Cloud first: Our main workloads are hosted in cloud-based systems, with core applications delivered through software as a service (SaaS) solutions.

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Secure by design: We maintain a cybersecurity framework that incorporates a range of tools that are designed to identify and address vulnerabilities and protect our IT Systems against evolving cyber threats. We also engage third-party providers for certain cybersecurity functions, including threat monitoring and incident response.

We continuously invest in our digital capabilities to meet the needs of our customers and optimize our business, including Aggreko Connect and our optimization tool. Aggreko Connect is the Company’s digital customer platform that enables the monitoring and analysis of operational data from Aggreko’s power generation and temperature control equipment deployed at customer sites. Aggreko Connect provides near real-time visibility into equipment performance and utilization, supporting improved efficiency, reliability and operational planning. Our optimization tool is a proprietary digital solution, comparing energy solutions. Our optimization tool estimates the energy demands required by the customer either using actual operational data or estimated load profiles. Our optimization tool then compares different energy solutions that could meet the customers’ energy demands and estimates total energy costs and emissions associated with different solutions. Working together Aggreko Connect and our optimization tool allow us to monitor the actual operation of our equipment when deployed to customers and optimize the solutions over time to ensure our solutions are operating as efficiently and reliably as possible to meet our customers’ energy needs.
We maintain a team of data scientists and data engineers who collaborate with our other functions to derive value from our unique data sets. Through the use of data analytics, we seek to enhance our business decision-making and operational efficiency. For example, we have improved asset reliability by developing predictive alarms for common failures. We also develop models to improve sales effectiveness, optimize pricing and better anticipate fleet demand.
We are in the process of integrating AI capabilities across our commercial and operational processes to support data-driven decision-making, enhance operational resilience and improve productivity.
For risks relating to information technology and the use of AI, see “Risk Factors—Risks Related to Information Technology, Data Security and Privacy, and Intellectual Property.”
Anti-Corruption
We are subject to the FCPA and other anti-bribery and anti-corruption laws in countries outside of the United States in which we operate, including the UK Bribery Act and PRC anti-corruption laws. These laws and regulations are aimed at preventing and penalizing corrupt behavior. Anti-bribery and anti-corruption laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from corruptly promising, offering, authorizing, or providing, directly or indirectly, anything of value to government officials, political parties, and private sector recipients for the purpose of obtaining or retaining business, or directing business to any person. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.
Anti-Money Laundering—Cayman Islands
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Other Regulations
We are also subject to a variety of other laws and regulations in the United States, the European Union or any of its member states, the United Kingdom and around the world, including those relating to labor and employment, advertising, privacy and data security, product labeling and compliance, safety, and human rights (including the UFLPA). In addition, our selling practices are regulated by competition law authorities in the United States and around the world. We are also subject to laws and economic and trade sanctions imposed by the United States (including those imposed by OFAC), the European Union or any of its member states, the United Kingdom, and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.
Legal Proceedings
We are party to certain pending legal proceedings arising in the ordinary course of business. We cannot estimate with certainty our ultimate legal and financial responsibility or obligations with respect to such pending matters. See “Risk Factors—Risks Related to Our Business—We are exposed to a variety of claims and losses arising from our operations, and our insurance may not cover all or any portion of such claims.” Based on our examination of these matters and the provisions we have made, we believe that any ultimate liability we may have for such matters will not have a material adverse effect on our business or financial condition.
We are party to ongoing tax disputes. We have open tax issues in Bangladesh covering the accounting years ended December 2011 to 2021. The amounts under dispute relate to challenges around the application of withholding tax and transfer pricing provisions. We believe that the potential range of outcomes in relation to the various years under dispute range from $0 to $62 million, excluding additional tax penalties and interest which could range from $0 to $8 million. Tax provisions of $11 million (2024: $9 million) have been recognized on the basis of external legal opinions and management judgements as to the most likely outcomes for the respective accounting years. We anticipate that the tax disputes relating to the aforementioned years are unlikely to be concluded during the financial year ending January 2, 2027, due to the lengthy tax dispute resolution process in Bangladesh.
We have various open tax issues in Ivory Coast covering the accounting years ended December 2015 to 2024. During 2025, the audit covering the local tax exemption for 2016 and 2017 was concluded and settled. The amounts under dispute relate to challenges on the application of tax exemptions and assessed tax on deemed dividends, VAT and payroll taxes. The potential range of outcomes in relation to the various years under dispute range from $0 to $21 million (2024: $25 million), excluding additional tax penalties and interest which could range from $0 to $14 million. The maximum potential tax exposure of $21 million consists of $9 million of corporate income tax and $12 million of other taxes. Tax provisions of $0 (2024: $6 million) have been recognized on the basis of external advice and management judgments as to the most likely outcomes for the respective accounting years. We anticipate that the tax disputes relating to the aforementioned years are unlikely to be concluded during the financial year ending January 2, 2027, due to the anticipated length of the tax dispute resolution process in Ivory Coast.
We have a longstanding tax dispute in Yemen covering the accounting years ended December 2006 to 2014. The amounts under dispute relate to the tax treatment of certain government contracts. The years under dispute are currently being contested through the Yemeni tax controversy resolution process. The potential range of outcomes in relation to the years under dispute range from $0 to $24 million, excluding additional tax penalties which could range from $0 to $4 million. We believe that the likelihood of a cash outflow is not probable in respect of this dispute on the basis of inherent uncertainty surrounding the dispute and the challenges in accurately estimating the outcome of the pending tax controversy.
In addition to the tax disputes described above, we are party to certain non-tax legal proceedings and claims arising in the ordinary course of business, including contractual disputes, environmental proceedings, personal injury claims and debt recovery actions in various jurisdictions, which we do not consider to be material to our business, financial condition or results of operations.

MANAGEMENT
Executive Officers and Directors
The following table presents information about the persons who will be our executive officers and directors upon completion of this offering. Unless otherwise indicated, the current business address for our executive officers and directors is c/o Aggreko Inc., 7th Floor Sentinel Building, 103 Waterloo Street, Glasgow, G2 7BW, United Kingdom.
Name	Age	Position
Blair Illingworth	63	Chief Executive Officer and Director
Heath Drewett	60	Chief Financial Officer
Jessica Graziano	53	Chief Operating Officer
Christopher Kearney	71	Chairman Nominee
Albert Manifold	64	Director Nominee
Alhassan El Gazzar	42	Director Nominee
Gary Lindsay	46	Director Nominee
Jeffrey H. Black	73	Director Nominee
Joseph Nigro	63	Director Nominee
Maxime Jacqz	47	Director Nominee
Michael Smith	63	Director
Mohamed El Gazzar	47	Director Nominee
Blair Illingworth has served as our Chief Executive Officer since October 2021 and as a director since August 2026. Mr. Illingworth has 35 years of executive and board experience in both public and privately owned businesses in various sectors, including building materials, engineering, energy, chemical distribution and retail. Prior to joining Aggreko, Mr. Illingworth served as a Non-Executive Director at Travis Perkins Plc from November 2019 to November 2021. Prior to that, Mr. Illingworth also served as the Chief Executive Officer of Polypipe plc, as the Chief Executive Officer of Tarmac Building Products, as the Chief Executive of Brush Group (owned by Melrose plc) and as the Chief Executive Officer and Executive Director of Stirling Industries Plc. Prior to these roles, Mr. Illingworth served as a commissioned officer in the Royal Marines. We believe that Mr. Illingworth’s extensive business leadership experience qualifies him to serve on our board of directors.
Heath Drewett has served as our Chief Financial Officer since January 2018. Mr. Drewett has 30 years of experience in various corporate finance, business performance, financial and strategic planning roles. Mr. Drewett has served as a non-executive director and chair of the audit committee at Travis Perkins plc since May 2021. Prior to joining Aggreko, Mr. Drewett served as Group Finance Director at WS Atkins plc from June 2009 to December 2017 and, prior to that, he worked at British Airways plc in corporate strategy, business planning and finance. Mr. Drewett holds a Master of Arts degree in Mathematics from the University of Cambridge .
Jessica T. Graziano has served as our Chief Operating Officer since May 2026. Ms. Graziano has nearly 30 years of experience in leading large organizations, with deep expertise in financial, operational, corporate strategy, labor relations, real estate, sales, operations and planning matters. Ms. Graziano has served as a director of Air Products and Chemicals, Inc. since November 2023. Prior to joining Aggreko, Ms. Graziano served as Senior Vice President and Chief Financial Officer of United States Steel Corporation from August 2022 to June 2025. Prior to that, Ms. Graziano spent eight years at United Rentals, Inc., culminating in her position as Executive Vice President and Chief Financial Officer from 2018 to July 2022. Ms. Graziano earned a Bachelor of Science degree in Accountancy from Villanova University and completed her Master of Business Administration in Finance from Fairfield University.
Christopher Kearney will be appointed as Chairman of our board of directors in connection with this offering. Mr. Kearney is the Managing Partner of Eagle Marsh Holdings, LLC, a private investment firm, a position he has held since 2017. Mr. Kearney has also served as Independent Lead Director of Otis

Worldwide Corporation since April 2026 and has served as a director of Otis Worldwide Corporation since April 2020. Prior to these roles, Mr. Kearney served as Executive Chair of Otis Worldwide Corporation from 2020 to 2022, and as Non-Executive Chairman of SPX FLOW, Inc. from 2016 to 2017, and as Chairman, President and Chief Executive Officer of SPX FLOW, Inc. from 2015 to 2016. Mr. Kearney also served as Chairman, President and Chief Executive Officer of SPX Corporation from 2007 to 2015 and as President and Chief Executive Officer of SPX Corporation from 2004 to 2007. Mr. Kearney currently serves as Lead Independent Director of Nucor Corporation and previously served as a director of United Technologies Corporation and Polypore Corporation. Mr. Kearney holds an undergraduate degree in Government from the University of Notre Dame and a Juris Doctor from DePaul University College of Law. We believe that Mr. Kearney’s extensive experience serving in public company leadership positions qualifies him to serve as Chairman of our board of directors.
Albert Manifold will be appointed as a director in connection with this offering. Mr. Manifold has served as a member of the board of directors of LyondellBasell Industries N.V. since 2019, as a member of the board of directors of Clariant AG since 2026, and as a member of the board of directors of Mercury Engineering since 2023. In addition, Mr. Manifold has also served as an advisor to Clayton, Dubilier & Rice, LLC since 2025. Prior to these roles, Mr. Manifold served as a director and Chairman of the board of directors of BP p.l.c. from September 2025 and October 2025, respectively, until May 2026, as Group Chief Executive Officer of CRH plc from 2014 to 2024, and as a director of CRH plc from 2009 to 2024. Before becoming Group Chief Executive Officer of CRH plc, Mr. Manifold held senior executive positions during his 26-year career with CRH plc, including Chief Operating Officer from 2009 to 2013, Group Development Director from 2005 to 2007, Managing Director of Europe Materials from 2007 to 2009, Director of Development for Europe & Asia and Managing Director Iberia from 2003 to 2005, and Finance Director of the Europe Materials Division from 1998 to 2003. Mr. Manifold holds an M.B.A. from Dublin City University and an M.B.S. in Strategic International Marketing from Dublin City University. Mr. Manifold is a fellow of the Institute of Chartered Accountants in Ireland and a fellow of the Institute of Certified Public Accountants in Ireland. We believe that Mr. Manifold’s extensive experience as a public company chief executive officer and his broad international business leadership experience qualify him to serve as a member of our board of directors.
Alhassan El Gazzar will be appointed as a director in connection with this offering. Mr. El Gazzar is a Partner of TDR Capital, which he joined in 2014, and is responsible for sourcing, executing and managing new investments. Mr. El Gazzar currently serves, or has previously served, as a director of a number of TDR Capital portfolio companies, including Corpacq, Stonegate, and Aggreko. Prior to joining TDR Capital, Mr. El Gazzar worked in the Investment Banking Division of Morgan Stanley which he joined in 2007. Mr. El Gazzar holds a Master of Arts in Economics from the University of Edinburgh. We believe that Mr. El Gazzar’s extensive experience with Aggreko and as a director of other companies qualify him to serve on our board of directors.
Gary Lindsay will be appointed as a director in connection with this offering. Mr. Lindsay is a Managing Partner of TDR Capital, which he joined in 2008 and is responsible for TDR Capital’s investment origination activities and overall strategy.  Mr. Lindsay is a member of the firm’s Management Committee and Investment Committee. Mr. Lindsay currently serves, or has previously served, as a director of a number of TDR Capital portfolio companies, including EG Group, Asda and Aggreko. He also served as a director of Williams Scotsman Corporation from November 2017 to September 2021 and Target Hospitality from September 2018 to December 2021. Prior to joining TDR Capital, Mr. Lindsay worked in the mergers and acquisitions departments at Citi and Bear Stearns. Mr. Lindsay holds a Master of Finance, with Distinction, from the University of Strathclyde Business School and a Master of Chemistry, with First Class Honours, from the University of Edinburgh. We believe that Mr. Lindsay’s extensive experience with Aggreko and as a director of other companies qualify him to serve on our board of directors.
Jeffrey H. Black will be appointed as a director in connection with this offering. Mr. Black has served as a member of the board of directors of Otis Worldwide Corporation since 2020, where he serves as chair of the audit committee, and as a member of the board of directors of Carter’s, Inc. since 2022, where he also serves as chair of the audit committee. In addition, Mr. Black has served as a director and vice chair of the board of directors of Vantage Group since 2016, where he also serves as chair of the audit committee and a member of the governance committee. Mr. Black spent more than 40 years in public accounting and professional services. Prior to these roles, he served as Vice Chair and Senior Partner at Deloitte LLP and retired from Deloitte in 2016. During his tenure at Deloitte, Mr. Black also served as Vice Chairman of Deloitte’s Board of Directors and chaired its Governance and Risk Committees. Prior to joining Deloitte, Mr. Black was a partner at Arthur Andersen LLP. Mr. Black holds a Bachelor of Science in Accounting from the University at Albany. We believe that Mr. Black’s extensive experience in public accounting and professional services, together with his extensive experience chairing audit committees of multiple public company boards, qualifies him to serve as a member of our board of directors.
Joseph Nigro will be appointed as a director in connection with this offering. Mr. Nigro has served as chair of the board of directors of Eos Energy Enterprises, Inc. since 2025 and as a member of the board of directors of Talen Energy since 2023. Mr. Nigro also served as a Senior Advisor to Blackstone’s energy transition group from May 2023 to April 2026. Prior to these roles, Mr. Nigro served as an advisor to the Chief Executive Officer of Exelon Corporation until March 2023 and, prior to that, as Exelon’s Chief Financial Officer from May 2018 to October 2022. Previously, Mr. Nigro served as Chief Executive Officer of Constellation, an Exelon operating division, from 2013 to 2018 and as Senior Vice President, Portfolio Strategy. Before joining Constellation, Mr. Nigro served as Senior Vice President, Portfolio Management and Strategy for the Exelon Power Team. Prior to that, Mr. Nigro held various roles of increasing responsibility at Exelon and its predecessor, PECO Energy, which he joined in 1996. Mr. Nigro received his bachelor’s degree in economics from the University of Connecticut. He has also completed the Exelon Leadership Institute Program through the Northwestern University Kellogg School of Management, the University of Chicago Executive Development Program and the MIT Reactor Technology Course for Utility Executives. We believe that Mr. Nigro’s extensive energy industry experience, including his service as Chief Financial Officer and Chief Executive Officer at Exelon and Constellation, together with his deep expertise in financial, operational and strategic matters, qualifies him to serve on our board of directors.
Maxime Jacqz will be appointed as a director in connection with this offering. Mr. Jacqz is a Fund Partner of I Squared Capital, which he joined in 2017, and is responsible for leading I Squared Capital’s European asset management function. Mr. Jacqz currently serves, or has previously served, as a director of a number of I Squared Capital portfolio companies, including EXA, Enva, Aggreko, Applus+, Cube Green Energy, Cube Cold and nLighten. Prior to joining I Squared Capital, Mr. Jacqz served as an investment director at EISER Infrastructure Partners LLP and an investment manager at BNP Paribas Asset Management. Mr. Jacqz holds a Master of Science and a Diplom Kaufmann from ESCP Europe. We believe that Mr. Jacqz’s extensive experience with Aggreko and as a director of other companies qualify him to serve on our board of directors.
Michael Smith has served as a director since August 2026,having previously served as our Chairman from October 2021 to August 2026. Mr. Smith has also served as Executive Chairman of Applus+ Group since December 2024. Mr. Smith joined Aggreko following its acquisition by funds managed by TDR Capital and I Squared Capital in 2021. Prior to these roles, Mr. Smith served as Chairman of Modulaire Group from 2019 to 2021 and Chairman of International Car Wash Group from 2009 to 2019. Earlier in his career, he held senior roles at BP plc and Mobil Corporation. Mr. Smith holds a Bachelor of Science in Business Studies from Aston University. We believe that Mr. Smith’s extensive experience with Aggreko and as a director of other companies qualify him to serve on our board of directors.
Mohamed El Gazzar will be appointed as a director in connection with this offering. Mr. El Gazzar is a Senior Partner of I Squared Capital, which he joined in 2013, and is responsible for I Squared Capital’s infrastructure strategy in Europe. Mr. El Gazzar is a member of I Squared Capital’s Executive Committee, Investment Committee and Operating Committee, where he leads the Human Resources subcommittee. Mr. El Gazzar currently serves, or has previously served, as a director of a number of I Squared Capital portfolio companies, including EXA Infrastructure, Conrad Energy, nLighten, Cube Cold Europe and Aggreko. Prior to joining I Squared Capital, Mr. El Gazzar served as an Executive Director of Morgan Stanley Infrastructure, a global platform for infrastructure investments at Morgan Stanley Investment Management. Mr. El Gazzar holds an LL.B. with Honors from the University of Warwick. We believe that Mr. El Gazzar’s extensive experience with Aggreko and as a director of other companies qualify him to serve on our board of directors.
Board of Directors
Our board of directors will be composed of 12 members after this offering, with two seats initially remaining vacant. The board of directors has determined that the following directors qualify as “independent” under the listing standards of the NYSE: Albert Manifold, Alhassan El Gazzar, Christopher

Kearney, Gary Lindsay, Jeffrey H. Black, Joseph Nigro, Maxime Jacqz and Mohamed El Gazzar. Of the 12 members of our board of directors, Alhassan El Gazzar and Gary Lindsay were elected as TDR designees and Maxime Jacqz and Mohamed El Gazzar were elected as the I Squared designees. Christopher Kearney will serve as the Chairman of our board of directors. Each of our directors will continue to serve as director until the election and qualification of his or her successor, or until the earlier of his or her death, resignation or removal.
Our amended and restated articles of association will provide that, from the outset, our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, designated as Class I, Class II and Class III, with each class serving for staggered three-year terms. The initial term of the Class I directors will expire immediately following our first annual meeting of shareholders at which directors are elected following the completion of this offering, the initial term of the Class II directors will expire immediately following our second annual meeting of shareholders and the initial term of the Class III directors will expire immediately following our third annual meeting of shareholders. At each annual meeting of shareholders thereafter, each successor elected to replace the directors of a class whose term has expired at such annual meeting of shareholders will be elected to hold office for a three-year term and until the third annual meeting next succeeding his or her election and until his or her successor has been duly elected and qualified.
In connection with this offering, we intend to enter into the Shareholders’ Agreement with Albion Topco S.à r.l. (the “TDR Shareholder”), Cube Mobile Power Holdings Global, LLC (the “ISQ Shareholder”) and the Sponsor Holdco governing certain nomination rights with respect to our board of directors and other rights following this offering. Under the Shareholders’ Agreement and our amended and restated memorandum and articles of association, we are required to take all necessary action to cause the board of directors to include individuals designated by the TDR Shareholder and the ISQ Shareholder in the slate of nominees recommended by the board of directors for election by our shareholders, as follows:
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for so long as the TDR Shareholder beneficially owns at least 25% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the TDR Shareholder will be entitled to nominate up to three directors;

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for so long as the TDR Shareholder beneficially owns less than 25% but at least 15% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the TDR Shareholder will be entitled to nominate up to two directors;

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for so long as the TDR Shareholder beneficially owns less than 15% but at least 5% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the TDR Shareholder will be entitled to nominate one director;

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for so long as the ISQ Shareholder beneficially owns at least 25% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the ISQ Shareholder will be entitled to nominate up to three directors;

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for so long as the ISQ Shareholder beneficially owns less than 25% but at least 15% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the ISQ Shareholder will be entitled to nominate up to two directors; and

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for so long as the ISQ Shareholder beneficially owns less than 15% but at least 5% of the aggregate number of ordinary shares then issued and outstanding (excluding management shares), the ISQ Shareholder will be entitled to nominate one director.

The TDR Shareholder and the ISQ Shareholder shall have the exclusive right to remove their respective nominees from the board of directors and fill vacancies, subject to the terms of the Shareholders’ Agreement, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of the TDR Shareholder or the ISQ Shareholder.
Subject to applicable law and listing requirements of the NYSE, for so long as each of the TDR Shareholder and the ISQ Shareholder owns at least 5% of the aggregate number of ordinary shares then issued and outstanding: (a) the TDR Shareholder and the ISQ Shareholder shall each have the power to designate one individual for nomination to serve on the Audit Committee, (b) the TDR Shareholder and the ISQ Shareholder shall each have the power to designate one individual for nomination to serve on the Compensation Committee; and (c) the TDR Shareholder and the ISQ Shareholder shall each have the power to designate one individual for nomination to serve on the Nominating and Corporate Governance Committee.

Under our amended and restated memorandum and articles of association, each director nominated by TDR (a “TDR Director Nominee”) and each director nominated by ISQ Director Nominee (an “ISQ Director Nominee”) is entitled to exercise a weighted vote (“Director Weighted Vote”) at meetings of the board of directors (or any committee thereof) such that the aggregate number of votes exercisable by the nominees of each group present at a meeting equals the total number of nominees of that group then appointed to the board (or committee). Each director who is not a TDR Director Nominee or ISQ Director Nominee is entitled to one vote.
A quorum for the transaction of business at meetings of the board of directors requires a majority of directors then in office, plus (if required under the terms of the Shareholders' Agreement) the attendance of at least one TDR Director Nominee and one ISQ Director Nominee. These attendance requirements may be waived in writing or verbally by another director nominee of the same group and are deemed waived if a nominee fails to attend two consecutive duly called meetings without reasonable cause. In the case of an equality of votes at the board level (after giving effect to the Director Weighted Vote), the chairman shall not have a casting vote and the matter shall be deemed not to have been approved.
Alhassan El Gazzar and Mohamed El Gazzar are brothers. There are no other family relationships among any of our directors or executive officers.
Foreign Private Issuer Exception
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we may rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. We have not yet determined which exemptions we will rely on. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”
Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “foreign private issuer” and our ordinary shares continue to be listed on the NYSE , we will be required to comply with the NYSE corporate governance rules within the applicable transition periods. See “Risk Factors—Risks Related to Our Ordinary Shares and this Offering—As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.”
Committees of the Board of Directors
Audit Committee
The audit committee, which is expected to consist of Jeffrey H. Black, who will serve as chair, Albert Manifold and Joseph Nigro, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that each of Jeffrey H. Black, Albert Manifold and Joseph Nigro meets the independence requirements, including the heightened independence standards for members of the audit committee, of the NYSE and the SEC, and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.
Compensation Committee
The compensation committee, which is expected to consist of Joseph Nigro, who will serve as chair, Albert Manifold, Alhassan El Gazzar, Jeffrey H. Black, Maxime Jacqz and Michael Smith, will assist the board with respect to the compensation of our executive officers and other key management personnel. The compensation committee is also responsible for approving, allocating and administering our share incentive plans, executive level contract provisions and CEO performance appraisal criteria.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which is expected to consist of Albert Manifold, who will serve as chair, Alhassan El Gazzar, Christopher Kearney, Jeffrey H. Black, Joseph Nigro, Maxime Jacqz and Michael Smith will assist the board in identifying prospective director nominees and recommending nominees to the board, overseeing the evaluation of the board and management, reviewing developments in corporate governance practices and developing and recommending corporate governance guidelines, reviewing executive level succession plans, and recommending members for each committee of our board.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the Code of Conduct will be available on our website www.aggreko.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.
Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct. We expect that any substantive amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We have not yet determined all of the exemptions upon which we will rely, but we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
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the majority independent director requirement of the NYSE listing rules;

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the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;

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the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for ordinary shares) that equal 20% or more of the issuer’s outstanding ordinary shares or voting power prior to such issuance or sale; and

•
the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.
If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.
Duties of Board Members and Conflicts of Interest
Under Cayman Islands law, our directors owe fiduciary duties to our Company, including (i) a duty to act in good faith in what the director believes to be in the best interests of the company; (ii) a duty to exercise their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. The Companies Act (As Revised) of the Cayman Islands also imposes certain statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.
Compensation of Directors and Executive Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers, directors and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in the countries where they are located. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business and personal performance objectives.
For the year ended January 3, 2026, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities was $1,244,788, which was paid in GBP and has been converted to USD using the average annual exchange rate for 2025 (1 GBP = 1.3189 USD).
For the year ended January 3, 2026, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was $3,876,406, which was paid in GBP and has been converted to USD using the average annual exchange rate for 2025 (1 GBP = 1.3189 USD), and includes aggregate salary and bonuses paid for services in 2025.
In connection with this offering, we will grant long-term incentive awards in the form of time-based restricted stock units to our non-employee directors with an aggregate target grant date value of $9,000,000.
In connection with this offering, we will grant long-term incentive awards in the form of time- and performance-based restricted stock units to certain of our executive officers with an aggregate target grant date value of $    .
In connection with this offering, we will grant a one-time, performance-based cash bonus award to certain of our executive officers that will vest and become payable as to an aggregate amount equal to $4,500,000 for each ten percent increase in the price of our ordinary shares above the initial public offering price of our ordinary shares, without duplication, within the first twelve months following completion of this offering.
Annual Bonus Scheme
Our executive officers are eligible to receive a discretionary annual cash bonus, intended to incentivize achievement of Company business goals and to reward executive officers for their contributions towards the achievement of these goals.
Equity Incentive Plans
Management Incentive Plan
Certain of our executive officers and senior management participate in JVCo’s Management Incentive Plan. As part of the Reorganization Transactions, the Management Incentive Plan will be liquidated and those executive officers and members of senior management will receive fully vested ordinary shares of Aggreko Inc. in exchange for their Management Incentive Plan securities in JVCo. The aggregate number of our ordinary shares that participants in the Management Incentive Plan will receive upon such liquidation will be             ordinary shares, based on an assumed initial public offering price of $     per ordinary share,

which is the midpoint of the price range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) the aggregate number of our ordinary shares issued upon such liquidation by    ordinary shares.
2026 Omnibus Incentive Plan
Prior to the completion of this offering, we intend to adopt the Aggreko Inc. 2026 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan is described in more detail below, and the summary is qualified in its entirety by reference to the complete text of the Omnibus Incentive Plan. Any capitalized term that is used but not defined in this description of the Omnibus Incentive Plan has the meaning ascribed to such term in the Omnibus Incentive Plan.
Purpose. The purpose of the Omnibus Incentive Plan is to provide an additional incentive to selected officers, employees, partners, non-employee directors, independent contractors, and consultants of the Company or its affiliates whose contributions are essential to the growth and success of the business of the Company and its affiliates, in order to strengthen the commitment of such persons to the Company and its affiliates, motivate such persons to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company and its affiliates. Below is a summary of the material terms of the Omnibus Incentive Plan, and it is qualified in its entirety by the Omnibus Incentive Plan document.
Eligibility and Administration. Officers, employees, partners, non-employee directors, independent contractors and consultants of the Company and its affiliates will be eligible to receive awards under the Omnibus Incentive Plan.
Our board of directors will administer the Omnibus Incentive Plan unless it appoints a committee of directors to administer certain aspects of the Omnibus Incentive Plan. The board of directors or committee administering the Omnibus Incentive Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the Omnibus Incentive Plan to an officer of the Company or other individual or group.
The plan administrator will have the authority to exercise all powers either specifically granted under the Omnibus Incentive Plan or necessary and advisable in the administration of the Omnibus Incentive Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted to participants; (iii) to determine the number of Ordinary Shares or cash to be covered by each award; (iv) to determine the terms and conditions of each award and the instruments evidencing awards; (v) to determine fair market value; (vi) to determine the duration and purpose of leaves of absence; (vii) to adopt, alter and repeal administrative rules, guidelines and practices; (viii) to prescribe rules for sub-plans established to satisfy applicable foreign laws or qualify for favorable tax treatment; and (ix) to construe and interpret the terms and provisions of the Omnibus Incentive Plan and any award issued under it.
Shares Available for Awards. The maximum number of Ordinary Shares reserved for issuance under the Omnibus Incentive Plan willbe equal to five percent (5%) of the Fully-Diluted Shares (as defined in the Omnibus Incentive Plan) at the time of this offering. The share pool will be increased on the first day of each fiscal year of the Company beginning in calendar year 2027 by a number of Shares equal to the lesser of (x) a number equal to five percent (5%) of the Fully-Diluted Shares on the final day of the immediately preceding fiscal year and (y) such smaller number of Shares as may be determined by our board of directors.
Shares issued under the Omnibus Incentive Plan may consist of authorized but unissued or reacquired Ordinary Shares. If any Shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of Shares to the participant, the Shares with respect to such award will again be available for awards under the Omnibus Incentive Plan. Shares exchanged by a participant or withheld by the Company in connection with the exercise of any Option or Stock Appreciation Right, the payment of any purchase price with respect to any other award, or the satisfaction of tax withholding obligations will again be available for subsequent awards. In addition, to the extent an award is denominated in Shares but paid or settled in cash, the corresponding Shares will again be available for grants, while Shares underlying awards that can only be settled in cash will not be counted against the aggregate number of Ordinary Shares available for awards.

Shares underlying Substitute Awards will not reduce the number of Shares remaining available for issuance under the Omnibus Incentive Plan.
Equitable Adjustments. The Omnibus Incentive Plan provides that, in the event of a merger, combination, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction, special or extraordinary dividend or distribution, share split, reverse share split, subdivision or consolidation, combination or exchange of shares, or other change in corporate structure affecting the Ordinary Shares (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the number of Ordinary Shares reserved under the Omnibus Incentive Plan, (ii) the kind and number of securities subject to, and the Exercise Price or Base Price of, outstanding Options and Stock Appreciation Rights, (iii) the kind, number and purchase price of Ordinary Shares, or the amount of cash or other property, subject to outstanding Restricted Stock, Restricted Stock Units, Stock Bonuses and Other Stock-Based Awards and (iv) the Performance Goals and performance periods applicable to awards.
In addition, in the event of a Change in Capitalization, including a Change in Control, the plan administrator may cancel outstanding awards for the payment of cash or other property. However, if the Exercise Price or Base Price of any outstanding award is equal to or greater than the fair market value of the Ordinary Shares, cash or other property covered by that award, the board of directors may cancel the award without payment of any consideration to the participant.
Awards—Generally. The Omnibus Incentive Plan provides for the grant of Options, including incentive stock options (“ISOs”) and Nonqualified Stock Options (“NQSOs”), Stock Appreciation Rights (“SARs”), including Free Standing Rights and Related Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses payable in fully vested Ordinary Shares, Other Stock-Based Awards, Cash Awards and Substitute Awards assumed or substituted in connection with an acquisition. Certain awards under the Omnibus Incentive Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), which may impose additional requirements on the terms and conditions of such awards. All awards under the Omnibus Incentive Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to officers, employees, partners, independent contractors, consultants and non-employee directors, but ISOs can be granted only to employees.
Awards—Type of Awards

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Stock Options. Stock options provide for the purchase of Ordinary Shares in the future at an exercise price set on the grant date. Each Option may be an ISO or an NQSO. ISOs may be granted only to an employee of the Company, its parent corporation or a subsidiary. To the extent that the aggregate fair market value of the Ordinary Shares for which ISOs are exercisable for the first time by a participant during any calendar year exceeds $100,000, the excess ISOs will be treated as NQSOs. The term of any Option may not exceed ten years from the date of grant and, except as provided in the applicable award agreement or in the case of Substitute Awards, the exercise price may not be less than 100% of the fair market value of an Ordinary Share on the date the Option is granted. If an ISO is granted to a participant who owns more than 10% of the voting power of all classes of shares of the Company, its parent corporation or a subsidiary, the ISO term may not exceed five years and the exercise price may not be less than 110% of fair market value. No more than 280,000,000 Shares reserved for issuance under the Omnibus Incentive Plan may be issued pursuant to the exercise of ISOs, subject to equitable adjustments. The exercise price may be paid in cash or, as determined by the plan administrator, through a cashless exercise procedure, with unrestricted Ordinary Shares, other approved consideration or any combination of these methods.

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SARs. SARs may be granted either alone (a “Free Standing Right”) or in conjunction with all or part of an Option (a “Related Right”). A Free Standing Right entitles its holder to receive an amount per share equal to the excess of the fair market value of an Ordinary Share at exercise over the Base Price, while a Related Right is measured by reference to the exercise price of the related Option. Except as provided in the applicable award agreement or in the case of Substitute Awards, the

Base Price may not be less than 100% of the fair market value of the related Ordinary Share on the date of grant. The term of a Free Standing Right may not exceed ten years, and a Related Right expires with its related Option but may not be exercisable more than ten years after grant. The plan administrator may settle a SAR in cash, Ordinary Shares or a combination of both.
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Restricted Stock and Restricted Stock Units. Restricted Stock is an award of forfeitable Ordinary Shares subject to vesting conditions and other restrictions. Restricted Stock Units are contractual promises to deliver Ordinary Shares in the future or an equivalent amount in cash, as determined by the plan administrator at the time of grant. The plan administrator will determine the eligible recipients, timing, number of shares, price, if any, Restricted Period, Performance Goals and all other conditions. If the restrictions, Performance Goals or other conditions are not attained, the participant will forfeit the Restricted Stock or Restricted Stock Units. Award agreements may provide for the lapse of restrictions in installments and may accelerate or waive restrictions based on factors including performance goals, termination of employment, tenure or service, or Incapacity. Unless an award agreement provides otherwise, participants with Restricted Stock will generally have shareholder rights, including voting and dividends, but dividends declared during the Restricted Period will be payable only if and to the extent the underlying Restricted Stock vests. Participants will generally not have shareholder rights with respect to Restricted Stock Units during the Restricted Period, but dividend equivalents may be provided currently or when the related Ordinary Shares are delivered, subject to the same vesting conditions and Section 409A of the Code.

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Other Stock-Based Awards. Other Stock-Based Awards are awards valued wholly or partially by reference to, or otherwise based on, Ordinary Shares, including dividend equivalents. Any dividend or dividend equivalent will be subject to the same restrictions, conditions and risks of forfeiture as the underlying award and, except as provided in the applicable award agreement, will become payable only if and to the extent the underlying award vests. Subject to the Omnibus Incentive Plan, the plan administrator will determine the recipients, timing, number of Ordinary Shares, settlement method, vesting and payment conditions and all other terms of these awards.

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Cash Awards. Cash Awards are awards payable solely in cash and are subject to the terms, conditions, restrictions and limitations determined by the plan administrator. Cash Awards may be granted with value and payment contingent upon the achievement of Performance Goals.

Treatment of Outstanding Awards Upon a Change in Control. In the event that a Change in Control occurs, each award granted under the Omnibus Incentive Plan will continue to operate in accordance with its terms, subject to adjustment, including assumption or conversion into equivalent awards of the acquirer’s equity, as described above with respect to Changes in Capitalization.
Except as provided in the applicable award agreement, if a Change in Control occurs and either (i) an outstanding award is not assumed or substituted in connection therewith or (ii) an outstanding award is assumed or substituted in connection therewith and the participant’s employment, tenure or service is terminated by the Company, its successor or an affiliate without Cause or by the participant for Good Reason on or after the effective date of the Change in Control but within 24 months following the Change in Control, then (a) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award will lapse, the award will vest in full and any performance conditions will be deemed achieved at the greater of target or actual performance levels. If an award is assumed or substituted and the participant does not experience such a termination, the award will remain outstanding and continue to vest in accordance with its terms, subject to applicable adjustments.
For purposes of the Omnibus Incentive Plan, an outstanding award will be considered assumed or substituted if, following the Change in Control, the award remains subject to the same terms and conditions that applied immediately before the Change in Control, except that, if the award related to Ordinary Shares, it may instead confer the right to receive common shares of the acquiring entity or cash or other security or entity as determined by the plan administrator.
Repricing. The Company may not, without first obtaining the approval of the Company’s shareholders, (i) amend the terms of outstanding Options or SARs to reduce the Exercise Price or Base Price, as applicable, (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an Exercise Price or Base Price that is less than the original Exercise Price or Base Price or (iii) cancel outstanding Options or SARs with an Exercise Price or Base Price that is above the current per-share price in exchange for cash, property or other securities.

Amendment and Termination. The board of directors or the compensation committee may amend, alter or terminate the Omnibus Incentive Plan, or amend any outstanding awards, but no amendment, alteration or termination may impair the rights of a participant under an award already granted without the participant’s consent. Unless the board determines otherwise, shareholder approval will be obtained for an amendment, alteration or termination if required to comply with applicable law or the rules of a stock exchange on which the Ordinary Shares are traded. The plan administrator may amend the terms of any award prospectively or retroactively, subject to the same limitation on impairment without participant consent.
Term. No Award may be granted under the Omnibus Incentive Plan on or after the tenth anniversary of the Effective Date, but Awards granted before that date may extend beyond it.
2026 Employee Stock Purchase Plan
Prior to the completion of this offering, we intend to adopt the Aggreko Inc. 2026 Employee Stock Purchase Plan (the “ESPP”).  The ESPP is described in more detail below, and the summary is qualified in its entirety by reference to the complete text of the ESPP. Any capitalized term that is used but not defined in this description of the ESPP has the meaning ascribed to such term in the ESPP.
Generally. The ESPP is designed to provide eligible employees of the Company and each Designated Company with opportunities to purchase Ordinary Shares through accumulated after-tax payroll deductions. The ESPP includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). The 423 Component is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, while the Non-423 Component is not intended to qualify under Section 423 and will be administered under rules, procedures or sub-plans designed to achieve tax, securities law or other objectives. Except as otherwise provided, the Non-423 Component will operate and be administered in the same manner as the 423 Component. The material terms of the ESPP are summarized below.
Administration. The ESPP will be administered by our board of directors or a committee thereof (the “ESPP administrator”). The ESPP administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, determine eligibility and adjudicate disputed claims. The ESPP administrator may delegate its authority, subject to applicable law and the requirements of Section 423 of the Code, and its interpretations and decisions will be binding on the Company and participants.
Share Reserve. A number of Ordinary Shares equal to 0.5 percent (0.5%) of the Fully-Diluted Shares as of the Effective Date has been approved and reserved for sale under the ESPP and the SAYE Plan (as defined below). Commencing on January 1, 2027 and on each subsequent anniversary thereof, but not following the ten-year anniversary of the Effective Date, the number of Ordinary Shares reserved and available for issuance under the ESPP will be increased on each such date by a number of Ordinary Shares equal to the lesser of (x) a number equal to 0.5 percent (0.5%) of the Fully-Diluted Shares on the final day of the immediately preceding fiscal year and (y) such smaller number of Ordinary Shares as is determined by the board of directors. In no event may the maximum aggregate number of Ordinary Shares available for issuance under the ESPP and the SAYE Plan exceed 28,000,000 shares.
Eligibility. Options under the ESPP may be granted only to employees classified as employees on the payroll records of the Company or a Designated Company. Unless otherwise determined by the ESPP administrator or required by applicable law, an employee must, as of the Offering Date, be customarily employed for more than 20 hours per week and for more than five months in any calendar year to participate in an Offering.
Participation. Eligible employees may enroll by submitting an Enrollment Form authorizing payroll deductions, in whole percentages, at a minimum of the lesser of 1% and $100 and up to a maximum of 15% of Compensation. Payroll deductions will be credited to a participant’s notional account for the applicable Purchase Period. An employee may not participate if, immediately after an Option is granted, the employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary. In addition, no participant may be granted an Option that permits the participant’s rights to purchase stock under the ESPP and other applicable employee stock purchase plans to accrue at a rate exceeding $25,000 of fair market value for each calendar year in which the Option is outstanding, consistent with Section 423(b)(8) of the Code.

Offering. Under the ESPP, participants are offered Options to purchase Ordinary Shares during successive Offerings, the duration and timing of which will be determined by the ESPP administrator. No Offering may exceed 27 months, and unless otherwise determined by the ESPP administrator, each Offering will consist of a six-month Purchase Period beginning on the Offering Date and ending on the Exercise Date. The purchase price for each share will be 85% of the lesser of the fair market value of an Ordinary Share on the Offering Date or the Exercise Date. Unless a participant has withdrawn, the Option will be exercised automatically on the Exercise Date to purchase the maximum number of whole shares that accumulated payroll deductions can purchase at the applicable price, with any amount insufficient to purchase a full share carried forward or refunded as provided in the ESPP. A participant may not make a partial withdrawal; a full withdrawal will terminate the Option and refund the participant’s entire account balance. Payroll deduction rates generally may not be increased or decreased during an Offering, but may be changed for the next Offering. Rights under the ESPP are not transferable except by will or the laws of descent and distribution and, during a participant’s lifetime, are exercisable only by the participant. No interest will accrue on payroll deductions unless required by applicable law.
Adjustments. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Ordinary Shares, spin-off, other similar change in capitalization or event, any distribution to holders of Ordinary Shares other than an ordinary cash dividend, or any other change affecting the Ordinary Shares, the ESPP administrator will equitably or proportionately adjust the number and class of shares approved for the ESPP, the Option Price and the share limitation applicable to each participant.
In connection with a Reorganization Event, the ESPP administrator may (i) provide for Options to be assumed or substantially equivalent Options to be substituted by the acquiring or succeeding corporation, (ii) terminate outstanding Options as of the effective date and permit exercise to the extent of accumulated payroll deductions, (iii) cancel outstanding Options before the effective date and return accumulated payroll deductions, (iv) make or provide for a cash payment based on the Acquisition Price and the Option Price in exchange for terminating an Option, (v) provide that Options convert into the right to receive liquidation proceeds net of the Option Price or (vi) take any combination of these actions.
Amendment and Termination. The ESPP administrator may amend the ESPP at any time. Shareholder approval is required for an amendment increasing the number of shares approved for the ESPP or making any other change requiring shareholder approval under applicable stock exchange rules or to maintain the 423 Component’s qualification under Section 423(b) of the Code, and no amendment may cause the ESPP to fail to comply with Section 423 of the Code. The ESPP administrator may terminate the ESPP at any time, in which case participant account balances will be promptly refunded. The ESPP will automatically terminate on the ten-year anniversary of the date the ESPP is approved by the Company’s shareholders.
Save As You Earn (SAYE) Option Plan
Prior to the completion of this offering, we intend to adopt the Aggreko Inc. Save As You Earn Option Plan (the “SAYE Plan”). The SAYE Plan is described in more detail below, and the summary is qualified in its entirety by reference to the complete text of the SAYE Plan. Any capitalized term that is used but not defined in this description of the SAYE Plan has the meaning ascribed to such term in the SAYE Plan.
Generally. The SAYE Plan is a UK tax-advantaged savings-related share option plan intended to be registered with HM Revenue & Customs (“HMRC”) under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. The SAYE Plan provides eligible employees and executive directors of the Company and its Constituent Companies with opportunities to acquire Ordinary Shares through linked savings contracts. Unlike the ESPP (which includes both a Section 423 Component and a Non-423 Component), the SAYE Plan is a single UK tax-advantaged plan. The material terms of the SAYE Plan are summarized below.
Administration. The SAYE Plan will be administered by the board of directors of the Company (or a committee thereof). The board of directors has the authority to direct the administration of the SAYE Plan, interpret its provisions, determine eligibility conditions (including qualifying service periods of up to five years of continuous service), settle disputes, and establish the terms on which invitations to participate are issued. The board of directors’ interpretations and decisions will be final and binding.
Share Reserve. The share reserve under the SAYE Plan is shared with the ESPP.

Eligibility. Invitations to apply for Options under the SAYE Plan may be granted only to Eligible Employees. An Eligible Employee is a person who is (a) an employee (but not a director) of a Constituent Company, or (b) an executive director of a Constituent Company who devotes at least 25 hours per week to his or her duties, and who in each case has UK-taxable earnings from that role. The board of directors may impose a qualifying period of continuous service of up to five years as a condition of eligibility. The board of directors may also nominate other employees or executive directors to participate. All Eligible Employees must be invited on each occasion that invitations are issued, and all participants must participate on similar terms.
Savings Contributions. Participants save through a certified SAYE savings arrangement (a “Savings Contract”) by authorizing monthly payroll deductions. The board of directors determines the minimum and maximum monthly contribution for each invitation, which must fall between £5 and £500 (or such other limits as HMRC may specify from time to time). Contributions are paid to an authorized Savings Contract provider, and the savings mature at the end of a three-year or five-year savings period (or such other standard period as may be available under applicable HMRC specifications), at which point a bonus may be payable depending on the board of directors’ determination for the relevant invitation.
Option Grant and Exercise Mechanics. On each occasion that invitations are issued, the board of directors grants Options to each eligible applicant. The exercise price per Ordinary Share may not be less than 80% of the Market Value of an Ordinary Share on the Invitation Date (and, in the case of newly issued Shares, not less than the par value of the Ordinary Shares). The Expected Repayment under the linked Savings Contract must, as nearly as possible, equal the aggregate exercise price for the Ordinary Shares subject to the linked Option. Options are exercisable during the six-month period following the Bonus Date of the linked Savings Contract. Exercise is effected by written notice accompanied by payment from the Repaid Amount. If the Repaid Amount is insufficient to exercise the Option in full, the Option may be exercised only to the extent the Repaid Amount permits. Options are granted at no cost to the participant and are not transferable, except that on the death of an Option Holder, the Option may be exercised by his or her personal representatives.
Plan Limits. No Options may be granted under the SAYE Plan if such grant would cause the total number of Ordinary Shares issuable under the ESPP and SAYE Plan to exceed Share reserve. If applications in response to a particular invitation would exceed any limit set by the board of directors for that invitation, applications will be scaled down using prescribed methods, including removing the bonus component of the Savings Contract and, if necessary, a pro-rata reduction of savings contributions.
Leaver Provisions. If an Option Holder ceases Scheme-related Employment for certain specified reasons—including injury, disability, redundancy, retirement, or a TUPE transfer—the Option may be exercised within six months of the date employment ceased or six months after the Bonus Date, whichever is earlier. If an Option Holder dies, his or her personal representatives may exercise the Option within 12 months of the date of death (or 12 months after the Bonus Date, if death occurs after the Bonus Date). Options will lapse if Scheme-related Employment ceases for any reason not specified above, if the Option Holder stops making Savings Contract payments, upon the Option Holder’s bankruptcy, or at the end of the applicable exercise period.
Takeover and Corporate Events. If a person obtains Control of the Company (whether through a general offer, a court-sanctioned compromise or arrangement, or a non-UK reorganization arrangement), Options may be exercised within six months of the Relevant Event (or within 20 days if the Ordinary Shares will no longer satisfy the requirements of Schedule 3). The board of directors may also arrange for the early exercise of Options in anticipation of a Relevant Event. In certain corporate reorganizations where the ultimate beneficial ownership of the Company remains the same, the acquiring company may offer replacement (“rollover”) options on substantially equivalent terms. If the Company passes a resolution for voluntary winding up, Options may be exercised within six months of such resolution.
Variation of Share Capital. In the event of a variation of share capital (including, without limitation, a capitalization issue, rights issue, consolidation, subdivision, or reduction of capital), the board of directors may adjust the number of Ordinary Shares subject to each Option and/or the Exercise Price in a manner it considers fair and appropriate, provided that the total Market Value and total exercise cost of the Ordinary Shares subject to Options remain substantially the same following any such adjustment.

Tax Treatment. The SAYE Plan is intended to qualify as a Schedule 3 SAYE option scheme, which provides UK tax advantages. Under current UK tax rules, no income tax or National Insurance contributions are payable on the grant or exercise of Options under an HMRC-approved SAYE plan. Capital gains tax may apply on any subsequent disposal of Ordinary Shares acquired on exercise. Option Holders who are subject to United States federal income taxation are subject to a limited exercise window under Section 409A of the Code, ending on the 15th day of the third month following the end of the taxable year in which the Option first becomes exercisable.
Amendment and Termination. The board of directors may amend the SAYE Plan at any time, but may not amend a Key Feature of the SAYE Plan if the effect of such amendment would be that the SAYE Plan would no longer qualify as a Schedule 3 SAYE option scheme. While Ordinary Shares are listed on a stock exchange, certain amendments to the advantage of Option Holders—relating to eligibility, share limits, maximum entitlements, or the basis for adjusting Options—require prior shareholder approval, except for minor administrative amendments, amendments to reflect changes in legislation, or amendments to obtain or maintain favorable tax, exchange control, or regulatory treatment. The board of directors may establish overseas sub-plans on terms consistent with the SAYE Plan. The costs of operating the SAYE Plan are borne by the Constituent Companies. The SAYE Plan is governed by the laws of England and Wales. Invitations may only be issued during the period beginning on the Adoption Date and ending on the tenth anniversary thereof.
Executive Officer Service Agreements
Blair Illingworth
In August 2022, we entered into a service agreement with Blair Illingworth, as amended (“BI Service Agreement”), which governs the terms of his service with us as Chief Executive Officer. The BI Service Agreement provides for payment of base salary and eligibility to participate in employee benefit programs (including group pension, life assurance and private health plans) and our annual bonus scheme and Management Incentive Plan.
The BI Service Agreement shall continue in effect until terminated by either party in accordance with its terms. Either party may terminate the BI Service Agreement with six months’ prior written notice, and we may elect to place Mr. Illingworth on garden leave for not more than three months of the notice period and may elect to pay Mr. Illingworth salary in lieu of the remainder of the notice period.
Mr. Illingworth is subject to customary confidentiality obligations with respect to trade secrets and confidential information of the company both during and after his employment. In addition, except in the event of a wrongful termination by the company, for a period of twelve (12) months (reduced by any period of garden leave served immediately prior to termination), Mr. Illingworth is subject to a non-competition covenant prohibiting him from engaging in any business in competition with any business of the company with which he was materially involved during the twelve months prior to termination and in respect of which he had access to confidential information. During the same restricted period, Mr. Illingworth is also subject to a non-solicitation of employees covenant prohibiting him from enticing or attempting to entice away any senior employee, consultant, or associate of the company with whom he had worked closely during the twelve months prior to termination.
Heath Drewett
In March 2018, we entered into a service agreement with Heath Drewett (“HD Service Agreement”), which governs the terms of his service with us as Chief Financial Officer. The HD Service Agreement provides for payment of base salary, subject to annual review by the remuneration committee for adjustment, and eligibility to participate in employee benefit programs (including group pension and life assurance plans) and our annual bonus scheme and Management Incentive Plan.
The HD Service Agreement shall continue in effect until terminated by either party in accordance with its terms. Either party may terminate the HD Service Agreement with twelve months’ prior written notice, and we may elect to place Mr. Drewett on garden leave during such notice period or we may elect to terminate the HD Service Agreement immediately and make a payment in lieu of notice equal to the base salary and contractual benefits that Mr. Drewett would have been entitled to receive during the notice period.

Mr. Drewett is subject to customary confidentiality obligations with respect to confidential information of the company both during and after his employment. In addition, for a period of twelve (12) months (reduced by any period of garden leave served immediately prior to termination), Mr. Drewett is subject to a non-competition covenant prohibiting him from engaging in any business in competition with the restricted business of the company. During the same restricted period, Mr. Drewett is also subject to non-solicitation covenants prohibiting him from enticing or attempting to entice away any senior employees or directors of the company and restricted client or prospective clients with whom he had business dealings during the twelve months prior to termination.
Jessica Graziano
In May 2026, we entered into an employment agreement with Jessica Graziano (“JG Employment Agreement”), which governs the terms of her service with us as Chief Operating Officer. The JG Employment Agreement provides for payment of base salary, eligibility to receive an annual performance incentive based on the achievement of performance criteria established by the board of directors or the compensation committee and eligibility to participate in employee benefit programs. The JG Employment Agreement further provides for Ms. Graziano to be eligible to receive annual long-term incentive grants, with the first such grant to be granted on the earlier of the consummation of this offering and the six-month anniversary of her employment commencement date, and to receive a one-time grant of fully vested shares (“IPO Grant”) if this offering is consummated during the employment term.
The JG Employment Agreement provides for an initial employment term expiring on December 31, 2027. If Ms. Graziano is terminated by the Company without Cause or Ms. Graziano resigns for Good Reason (as each term is defined in the JG Employment Agreement), in either case not during the two-year period following a Change in Control, and subject to the execution of a general release of claims and compliance with restrictive covenants, Ms. Graziano is entitled to receive: (i) a cash severance payment equal to one times base salary, payable in substantially equal installments over twelve months; (ii) a prorated annual performance incentive for the fiscal year of termination, based on actual performance; (iii) to the extent the IPO Grant has not been made, a lump sum cash payment equal to what would have been the grant date fair value of the IPO Grant; and (iv) company-subsidized COBRA continuation coverage for up to twelve months.  If Ms. Graziano is terminated by the Company without Cause or Ms. Graziano resigns for Good Reason during the two-year period following a Change in Control, and subject to the execution of a general release of claims and compliance with restrictive covenants, Ms. Graziano is entitled to receive: (i) a lump sum cash severance payment equal to two times the sum of base salary and target bonus (calculated at 120% of base salary); (ii) to the extent the IPO Grant has not been made, a lump sum cash payment equal to what would have been the grant date fair value of the IPO Grant; and (iii) company-subsidized COBRA continuation coverage for up to eighteen months.
Ms. Graziano is subject to customary restrictive covenants, including non-competition and non-solicitation restrictions that apply during employment and for a period of twelve months following the cessation of employment. Ms. Graziano is also subject to customary confidentiality, intellectual property assignment and non-disparagement obligations.

PRINCIPAL SHAREHOLDERS
The following table presents information relating to the beneficial ownership of our ordinary shares immediately prior to the completion of this offering by:
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each person, or group of affiliated persons, known by us to beneficially own greater than 5% of our outstanding ordinary shares;

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each of our named executive officers and directors and persons nominated to serve in such positions; and

•
all executive officers and directors and persons nominated to serve in such positions as a group.

The numbers of ordinary shares beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on the number of ordinary shares to be issued and outstanding prior to this offering, after giving effect to the Reorganization Transactions and the Concurrent Sponsor Contribution. The numbers of ordinary shares beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of ordinary shares to be issued and outstanding immediately after this offering, after giving effect to the offering and the Reorganization Transactions and the Concurrent Sponsor Contribution. See “Summary—Our Structure / Reorganization and Other Transactions” and “Summary—Concurrent Sponsor Contribution.”
The number of ordinary shares beneficially owned by each entity or person is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the entity or individual has sole or shared voting power or investment power as well as any such ordinary shares that the entity or individual has the right to acquire within 60 days of          , 2026 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of           , 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. The following table excludes any ordinary shares that may be purchased pursuant to our directed share program described in the section titled “Underwriting (Conflicts of Interest)—DirectedShare Program.” Unless otherwise indicated below, the business address for each beneficial owner is c/o Aggreko Inc., 7th Floor Sentinel Building, 103 Waterloo Street, Glasgow, G2 7BW, United Kingdom.

As of             , 2026, we had             holders of record of our ordinary shares in the United States, holding, in the aggregate             , or     % of our outstanding ordinary shares.
	Ordinary Shares Beneficially Owned After Giving Effect to the Reorganization Transactions but Prior to the Offering(4)		Ordinary Shares Beneficially Owned After Giving Effect to the Reorganization Transactions, the Sponsor Purchase and the Concurrent Sponsor Contribution but Prior to the Offering(4)(5)(6)
Ordinary Shares
Beneficially Owned
After Giving Effect
to the Reorganization
Transactions, the
Sponsor Purchase, the
Concurrent Sponsor
Contribution and the
Offering Assuming
Underwriters’ Option
is Not Exercised(4)(5)(6)

Ordinary Shares
Beneficially Owned
After Giving Effect
to the Reorganization
Transactions, the
Sponsor Purchase, the
Concurrent Sponsor
Contribution and the
Offering Assuming
Underwriters’ Option is
Exercised in Full(4)(5)(6)

Name and address of Beneficial Owner	Number	%	Number	%	Number	%	Number	%
5% Shareholders
TDR(1)(2)
I Squared(1)(3)
Named Executive Officers, Directors and Director Nominees
Blair Illingworth(7)
Heath Drewett(8)
Jessica Graziano(9)
Christopher Kearney(10)
Albert Manifold
Alhassan El Gazzar
Gary Lindsay
Jeffrey H. Black(11)
Joseph Nigro
Maxime Jacqz
Michael Smith
Mohamed El Gazzar
Executive Officers, Directors and Director Nominees as a Group (12 persons)

*
Represents beneficial ownership of less than 1%

(1)
Includes the portion of the ordinary shares held by the Sponsor Holdco over which TDR or I Squared exercise voting and dispositive power, respectively.

(2)
Includes (i)             ordinary shares directly held by Albion Topco S.à r.l. and (ii)             ordinary shares directly held by the Sponsor Holdco over which TDR exercises voting and dispositive power. TDR Nominees 2016 Limited is the sole shareholder of Albion Topco S.à r.l. on behalf of a fund managed by TDR Capital LLP (“TDR Capital”), being TDR Capital IV Portfolio L.P. (“TDR Fund”). TDR Nominees 2016 Limited is also directly owned by TDR Capital. TDR Capital is a private equity fund manager, managed by its Management Committee with investment decisions made by its Investment Committee. TDR Capital’s Managing Partners, Thomas Mitchell and Gary Lindsay, and its Founding Partner, Manjit Dale, may be deemed to share beneficial ownership of the securities of the Issuer held by Albion Topco S.à r.l. However, each of the foregoing individuals disclaims beneficial ownership over such securities.

(3)
Includes (i)             ordinary shares directly held by Cube Mobile Power Group Holdings, LLC (“Cube Mobile”) and (ii)             ordinary shares directly held by the Sponsor Holdco over which I Squared exercises voting and dispositive power. ISQ Global Fund III GP, LLC (“Fund III GP”) and ISQ Growth Markets Fund GP, LLC (“Growth Markets GP”) are the general partners of the managing members of the indirect owners of Cube Mobile and, in such capacity, exercise voting and investment power over the securities directly held by Cube Mobile. ISQ Holdings, LLC (“ISQ Holdings”) is the sole managing member of each of Fund III GP and Growth Markets GP. Each of Sadek Wahba and Gautam Bhandari is a managing member of ISQ Holdings and may be deemed to beneficially own the securities held by Cube Mobile. Each of the foregoing entities and persons other than Cube Mobile disclaims beneficial ownership over such securities.

(4)
Following the Reorganization Transactions, based on the initial public offering price range as set forth on the cover page of this prospectus, TDR and I Squared are expected to own approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full. Based on the initial public offering price range as set forth on the cover page of this prospectus, TDR is expected to hold a maximum and minimum of             and             of our ordinary shares, respectively, and I Squared is expected to hold a maximum and minimum of             and    of our ordinary shares, respectively. Based on the initial public offering price range as set forth on the cover page of this prospectus, the number of ordinary shares to be issued to holders in connection with such Management Incentive Schemes Issuance is expected to be between             and             ordinary shares.

(5)
Includes              ordinary shares purchased by the Sponsor Holdco from Mr. Illingworth and Mr. Drewett pursuant to the Sponsor Purchase, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares purchased by the Sponsor Holdco from Mr. Illingworth and Mr. Drewett will be a maximum and a minimum of              and             , respectively. Following the Reorganization Transactions, the Concurrent Sponsor Contribution, the Sponsor Purchase and the completion of this offering, based on the initial public offering price range as set forth on the cover page of this prospectus, TDR and I Squared are expected to own approximately     % and     % of our outstanding ordinary shares, respectively, or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional ordinary shares in full. Based on the initial public offering price range as set forth on the cover page of this prospectus, TDR is expected to hold a maximum and minimum of              and              of our ordinary shares, respectively, and I Squared is expected to hold a maximum and minimum of              and              of our ordinary shares, respectively.

(6)
Based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the Sponsor Holdco has agreed to contribute $     to us in exchange for             of our ordinary shares in the Concurrent Sponsor Contribution. Based on the initial public offering price range as set forth on the cover page of this prospectus, the Sponsor Holdco is expected to receive a maximum and minimum of              and              of our ordinary shares, respectively, in the Concurrent Sponsor Contribution.

(7)
Includes             ordinary shares purchased by the Sponsor Holdco from Mr. Illingworth pursuant to the Sponsor Purchase, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares purchased by the Sponsor Holdco from Mr. Illingworth will be a maximum and a minimum of             and             , respectively.

(8)
Includes             ordinary shares purchased by the Sponsor Holdco from Mr. Drewett pursuant to the Sponsor Purchase, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares purchased by the Sponsor Holdco from Mr. Drewett will be a maximum and a minimum of             and             , respectively.

(9)
Represents             ordinary shares to be issued to Ms. Graziano in connection with this offering, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(10)
Includes             ordinary shares purchased by Mr. Kearney pursuant to the Directors Co-Invest Issuances, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares to be issued to Mr. Kearney will be a maximum and a minimum of             and             , respectively.  Mr. Kearney is a member of our board of directors.

(11)
Includes             ordinary shares purchased by Mr. Black pursuant to the Directors Co-Invest Issuances, based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Based on the initial public offering price range as set forth on the cover page of this prospectus, the aggregate number of ordinary shares to be issued to Mr. Black will be a maximum and a minimum of            and             , respectively.  Mr. Black is a member of our board of directors.

RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements that are described under “Management—Compensation of Directors and Executive Officers” and “Management—Equity Incentive Plans.”
Reorganization Transactions
Prior to the consummation of this offering, we will consummate the Reorganization Transactions. See “Summary—Our Structure / Reorganization and Other Transactions.”
Concurrent Sponsor Contribution
Concurrently with the consummation of this offering, TDR and I Squared intend to complete the Concurrent Sponsor Contribution. TDR and I Squared intend to finance the Concurrent Sponsor Contribution through the Sponsor Debt Financing borrowed by the Sponsor Holdco, which will be the direct owner of a portion of our ordinary shares issued in the Reorganization Transactions, as well as ordinary shares issued in the Concurrent Sponsor Contribution. Following this offering, the Sponsor Debt Financing is intended to be refinanced by the issuance of the PIK Notes by the Sponsor Holdco. The Sponsor Debt Financing and the PIK Notes will be secured by shares of the Sponsor Holdco, shareholder loans to the Sponsor Holdco (if any) and over bank accounts of the Sponsor Holdco. The ordinary shares of the Company held by the Sponsor Holdco will not be charged or pledged to the lenders under the Sponsor Debt Financing or the future holders of the PIK Notes. Aggreko Inc. and its subsidiaries will not have any obligations under the Sponsor Debt Financing or the PIK Notes and will not guarantee or provide any security for the Sponsor Debt Financing or the PIK Notes. The Sponsor Debt Financing and the PIK Notes will not have any financial or other maintenance, share price or performance-related covenants or margin call requirements. Cash interest payments on the Sponsor Debt Financing will be pre-funded from the proceeds of the Sponsor Debt Financing into a segregated reserve account of the Sponsor Holdco. While cash interest payments on the PIK Notes for the first 12 months are expected to be pre-funded from the proceeds of the PIK Notes, thereafter the interest will accrue on a pay-in-kind basis unless the Sponsor Holdco has sufficient cash available to cover the cash interest payment for the relevant period. The Sponsor Holdco will be jointly beneficially owned by TDR and I Squared.
The Sponsor Holdco has agreed to make a contribution of up to $     million to the equity of Aggreko Inc. in the form of the purchase of ordinary shares at the price of the ordinary shares offered in this offering, with such contribution resulting in the net leverage ratio at Aggreko Inc. and its subsidiaries being no more than       x based on the initial public offering price range as set forth on the cover page of this prospectus, calculated on a pro forma basis to reflect cash on hand, the net proceeds from this offering and its application as described in this prospectus, the Reorganization Transactions, the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances.
The number of ordinary shares to be issued to the Sponsor Holdco in the Concurrent Sponsor Contribution will vary based on the price of the ordinary shares offered in this offering. The aggregate amount of the Concurrent Sponsor Contribution will be determined by the maximum amount of proceeds from the Sponsor Debt Financing, less certain fees, costs, deposits and other amounts to be paid in accordance with the Sponsor Debt Financing agreements and the purchase price paid by the sponsors in connection with the Sponsor Purchase. In the event the foregoing amount and the remaining proceeds from this offering (following the application of such net proceeds as described in this prospectus) would otherwise result in a Pro Forma Net Leverage Ratio of less than       x, the Concurrent Sponsor Contribution shall be reduced on a corresponding 1-to-1 dollar-for-dollar basis. Such reduction would occur if the net proceeds of this offering exceed $    . Any remaining net proceeds following the application of such proceeds as described in this Prospectus shall be reflected as cash on hand, including for purposes of calculating the Company’s Pro Forma Net Leverage Ratio. The Total Commitments Amount and the threshold for reduction of the Concurrent Sponsor Contribution above have been estimated based on a Euro to U.S. Dollar exchange rate of             , the exchange rate as of the close of trading on             , 2026 .  Each increase

(decrease) in the Assumed Exchange Rate by 1% would increase (decrease) the aggregate amount of the Concurrent Sponsor Contribution by $    . Based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the Sponsor Holdco will contribute $     to us in exchange for              of our ordinary shares in the Concurrent Sponsor Contribution. Based on the initial public offering price range as set forth on the cover page of this prospectus, the Sponsor Holdco is expected to receive a maximum and minimum of              and              of our ordinary shares, respectively, in the Concurrent Sponsor Contribution.
The Concurrent Sponsor Contribution will be effected through a Contribution Agreement between us and the Sponsor Holdco (the “Contribution Agreement”).
Directors Co-Invest Issuances
In connection with this offering, our director nominees, Christopher Kearney and Jeffrey H. Black, have agreed to purchase, and we have agreed to sell, in concurrent private placement transactions, our ordinary shares in an aggregate amount of $     each, at the price of the ordinary shares offered in this offering. Based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate number of our ordinary shares that Mr. Kearney and Mr. Black will receive in connection with the Directors Co-Invest Issuances will be             ordinary shares each. Based on the initial public offering price range as set forth on the cover page of this prospectus, the number of ordinary shares to be issued to Mr. Kearney and Mr. Black in aggregate in connection with the Directors Co-Invest Issuances is expected to be a maximum and minimum of            and             ordinary shares, respectively.
Shareholders’ Agreement
In connection with this offering, we expect to enter into a new Shareholders’ Agreement with TDR, I Squared, or their respective affiliates, which is expected to become effective as of the first trading day of our ordinary shares (the “Shareholders’ Agreement”). It will govern matters related to our corporate governance and rights to designate directors. See “Management—Board of Directors.”
Under the Shareholders’ Agreement and subject to our amended and restated memorandum and articles of association and applicable law, each of the TDR Shareholder and ISQ Shareholder will have a consent right over the following actions as long as such shareholder beneficially owns at least 15% of the aggregate number of our ordinary shares then issued and outstanding (excluding management shares):

•
incurring any indebtedness that would cause the Company’s net leverage ratio to exceed             ;

•
entering into or effecting a change of control transaction;

•
acquisitions or dispositions of assets or equity securities exceeding $200 million, other than intercompany transactions; and

•
terminating or hiring the Chief Executive Officer or any other Section 16 officer.

In addition, each of the TDR Shareholder and ISQ Shareholder will have a consent right over the following actions as long as such shareholder beneficially owns at least 5% of the aggregate number of our ordinary shares then issued and outstanding (excluding management shares):
•
amending the Company’s amended and restated memorandum and articles of association or other governance documents;

•
increasing or decreasing the size of the Company’s board of directors;

•
initiating voluntary liquidation, bankruptcy or insolvency proceedings involving the Company or any significant subsidiary; and

•
effecting any recapitalization, consolidation, reclassification, reorganization or other restructuring of the Company or any of its significant subsidiaries.

Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with certain of our existing shareholders, including TDR, I Squared, or their respective affiliates. The registration rights agreement will require us to register under the Securities Act our ordinary shares that are held, or issuable upon exchange, by such existing shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement will provide for customary “demand” registrations and “piggyback” registration rights and that we pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.
Indemnification Agreements
We expect to enter into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
Directed Share Program
At our request, the underwriters have reserved up to % of the ordinary shares to be offered by this prospectus for sale, at the initial public offering price, through a directed share program to certain individuals and entities identified by our management. See “Underwriting (Conflicts of Interest)—Directed Share Program.” Purchases by any related persons participating in the directed share program may individually exceed $120,000.
Commercial Transactions with Portfolio Companies of TDR Capital and I Squared Capital
We have entered and may in the future enter into commercial transactions in the ordinary course of business with certain portfolio companies of TDR Capital and I Squared Capital, both as a supplier providing our solutions to such portfolio companies and as a customer of such portfolio companies procuring products and services including electrical testing, waste management and logistics.  None of these transactions has been or is expected to be material to us.
Policy on Related Person Transactions
In connection with this offering, we have adopted a new related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our share capital and this includes a summary of specified provisions of the amended and restated memorandum and articles of association that will be in effect. This description is qualified by reference to our amended and restated memorandum and articles of association as in effect. References in this section to “we” or “us” refer to Aggreko Inc.
General
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands. As of the date of this prospectus, we are authorized to issue             ordinary shares of a par value of US$             each and             preference shares of a par value of US$             each.
As of the date of this prospectus, we had issued and outstanding ordinary shares, of a par value of US$             per ordinary share and no issued and outstanding preference shares of a par value of US$             per preference share. Holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
Our Amended and Restated Memorandum and Articles of Association
We will adopt our amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.
Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either realized or unrealized profits or its share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:
•
at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

•
shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

•
shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding ordinary shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a general meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in person, by a duly authorized representative in the case of a shareholder who is a corporation, or by proxy at a general meeting of our shareholders. A special resolution is required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, and the winding up of our company. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any shares. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to a second or casting vote.
General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.
Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, holders of at least one third of the votes attaching to the issued and outstanding shares entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy.
The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association will provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association will not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Directors’ Interests. Our amended and restated memorandum and articles of association will provide that a director may hold another office or place of profit with us (other than as auditor), provide professional services to us and receive remuneration for such services, and serve as a director or officer of, or otherwise be interested in, a company promoted by us or in which we are interested as a shareholder, contracting party or otherwise. A director will not be disqualified from contracting with us by reason of his or her position as a director, and a contract or transaction in which a director is interested will not be voidable solely by reason of such interest. Subject to the requirements of our amended and restated memorandum and articles of association, a director may vote on a contract or transaction in which such director is interested if the interest has been duly authorized by our board of directors or constitutes a permitted interest, and the nature of such interest has been disclosed at or prior to consideration of, and any vote on, such contract or transaction.
Authorization of Directors’ Interest. Subject to the Shareholders’ Agreement, our board of directors may authorize any matter that would or might otherwise constitute or give rise to a breach of a director’s duty to avoid a direct or indirect interest that conflicts, or may conflict, with our interests. Any such authorization will be effective only if the matter has been proposed for consideration by our board of directors and has been approved without the interested director voting, or would have been approved if the interested director’s vote had not been counted. Such authorization:

• may extend to any actual or potential conflict arising out of the matter so authorized;
• may be subject to such conditions or limitations as our board of directors may determine; and
• may be terminated by our board of directors at any time with the prior written consent of the TDR Shareholder and the ISQ Shareholder (provided that no such consent shall be required to the extent necessary to comply with applicable law, the listing rules of the NYSE or our related person transaction policy now or hereafter adopted).
Permitted Interests. Our amended and restated memorandum and articles of association will provide that certain interests that might otherwise give rise to an actual or potential conflict are treated as “permitted interests” for which separate authorization by our board of directors will not be required. These include:
• interests arising from a director’s employment, positions or relationships with or investments or other ownership interests in, our affiliates, our shareholders and their affiliates and other persons in which we or our shareholders or their affiliates have an interest;
• interests in contracts, transactions or arrangements with persons affiliated with or otherwise connected to us or our shareholders, or in which we are otherwise interested;
• representation by a director of a shareholder whose interests may conflict with ours;
• interests in our affiliates, our shareholders or persons affiliated with our shareholders; and
• interests otherwise permitted under the Shareholders’ Agreement or authorized by ordinary resolution.
Such permitted interests are not required to be separately disclosed in the circumstances described in our amended and restated memorandum and articles of association. In addition, a director generally will not be required to account to us for benefits derived from a permitted interest or related contract, transaction, arrangement, office or employment, and such contract, transaction or arrangement will not be voidable solely on the basis of such interest or benefit.
Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien, or is issued in conjunction with rights, options or warrants issued pursuant to our amended and restated memorandum and articles of association on terms that one cannot be transferred without the other. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by such evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of ordinary shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•
a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, subject to any rights or restrictions for the time being attached to any class of shares, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares. We may issue ordinary shares on terms that such ordinary shares are subject to redemption, at our option or at the option of the holders of these ordinary shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our ordinary shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares. Whenever the share capital of our company is divided into different classes, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, the creation, allotment or issuance of further shares (whether ranking in priority to, pari passu or subsequent to them) pursuant to the Directors’ ability to issue preference shares in the manner described in “Anti-Takeover Provisions” below or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Ordinary Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued ordinary shares.
Preference Shares. Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights and voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by or approval of our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find More Information.”
Anti-Takeover Provisions. Certain provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Mergers and Consolidations. We may with the approval of a special resolution merge or consolidate one or more constituent companies (as defined in the Companies Act), upon such terms as our directors may determine.
Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•
does not have to file an annual return of its shareholders with the Registrar of Companies;

•
is not required to open its register of members for inspection;

•
does not have to hold an annual general meeting;

•
may issue shares with no par value;

•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
may register as an exempted limited duration company; and

•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Comparison of Cayman Islands Corporate Law and U.S. Corporate Law
The laws of the Cayman Islands applicable to Cayman corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Companies Act applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their stockholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, laws of the Cayman Islands, and our governing amended and restated memorandum and articles of association, and committee charters (in each case as in effect immediately following the first day of trading).
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Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.
In certain circumstances, the Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.
For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90)% of the votes at a general meeting of the subsidiary. The consent of each holder of a fixed or floating security interest over a constituent

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company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•
the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its memorandum and articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ suits

Class actions and derivative actions generally are available to stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not	Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the

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taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•
a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•
the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•
those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Our amended and restated memorandum and articles of association contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our company, except in respect of any gross negligence, actual fraud or willful default of such director.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Under our amended and restated memorandum and articles of association, directors shall receive such remuneration as the board of directors may from time to time determine.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. Classified boards are permitted.	Directors shall be elected or appointed in accordance with our amended and restated memorandum and articles of association. Subject to our amended and restated memorandum and articles of association and the Companies Act, shareholders may by ordinary resolution under Cayman Islands law, which requires

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the affirmative vote of a majority of the shareholders who attend and vote at a general meeting, appoint any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the NYSE, unless the board of directors resolves to follow any available exceptions or exemptions.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors or officers (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of:
•
a director or officer for any breach of a director’s duty of loyalty to the corporation or its stockholders;
•
a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•
a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;
•
a director or officer for any transaction from which the director derived an improper benefit; or an officer in any action by or in right of the corporation.
A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s gross negligence, actual fraud or willful default, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
In addition, we intend to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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was unlawful.
Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
•
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
•
by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or by the stockholders.
Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components:
•
the duty of care; and
•
the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on their position as director (unless the company permits him or her to do so), a duty not to put themselves in a position where the interests of the company conflict with their personal interest or their duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of their knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these

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stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.	authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of stockholders to act by written consent.	Our amended and restated memorandum and articles of association provide that, for so long as TDR and I Squared beneficially own in the aggregate at least 50% of the voting power of the issued and outstanding shares entitled to vote on a relevant action, any ordinary resolution required or permitted to be taken at any annual general meeting or extraordinary general meeting of the Company may be passed by way of written resolution without a meeting by shareholders holding more than 50% of the total voting power of the issued and outstanding shares entitled to vote on such action, subject to the Statute, our amended and restated memorandum and articles of association and any higher voting threshold required to approve the relevant matter as provided therein. Any action not so approved by such written resolution, or for which a meeting is required by the Statute or our amended and restated memorandum and articles of association, may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened or by unanimous written resolution, in each case in accordance with our amended and restated memorandum and articles of association and the Statute.

Shareholder proposals

A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents,	The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association provide that

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but stockholders may be precluded from calling special meetings.	upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, other than this right to requisition a general meeting, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law from being a director or; (v) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our amended and restated

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memorandum and articles of association; (vi) subject to the other provisions of our amended and restated memorandum and articles of association, all of the other Directors (being not less than two in number) determine that a Director should be removed.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under our amended and restated memorandum and articles of association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of not less than two-thirds of the issued shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents

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A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Inspection of books and records

Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find More Information.”
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Payment of dividends

The board of directors may approve a dividend without stockholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:
• out of its surplus, or
• in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or its share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.
Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of

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that series, including, among other things:
• the designation of the series;
• the number of shares of the series;
• the dividend rights, dividend rates, conversion rights and voting rights; and
• the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Shareholders’ Agreement
We expect to enter into the Shareholders’ Agreement with TDR, I Squared, or their respective affiliates, in connection with this offering, which is expected to become effective as of the first trading day of our ordinary shares. See “Related Party Transactions—Shareholders’ Agreement.”
Transfer Agent and Registrar
The U.S. transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Register of Members
Under Cayman Islands law, we must keep a register of members and there will be entered therein:
•
the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

•
whether voting rights are attached to the share in issue;

•
the date on which the name of any person was entered on the register as a member; and

•
the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.
Privacy Notice
Introduction
This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data
We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal data for their own lawful purposes in connection with services provided to us.
We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Who this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How the Company May Use a Shareholder’s Personal Data
The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:
•
where this is necessary for the performance of our rights and obligations under any purchase agreements;

•
where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•
where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.
Why We May Transfer Your Personal Data
In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.
The Data Protection Measures We Take
Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those of data subjects to whom the relevant personal data relates.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have a total of             ordinary shares issued and outstanding. Of these shares, the             ordinary shares, or             ordinary shares if the underwriters exercise their option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act,in private transactions not involving a registration.
Rule 144
In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.
Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of our ordinary shares then outstanding, which will equal approximately             ordinary shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares; or

•
the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.
Equity Incentive Plans
We will file one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares issuable pursuant to the exercise of outstanding options and reserved for issuance under our stock or share option plans. Such registration statements would become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights
Certain of our shareholders and their respective designees will have the right, subject to the lock-up agreements described below, to require us to register our ordinary shares for resale in some circumstances. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See “Related Party Transactions—Registration Rights Agreement” for additional information.
Lock-up Agreements
We, our executive officers and directors and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.
Upon the expiration of the lock-up agreements, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting (Conflicts of Interest).”

TAXATION
The following summary of Cayman Islands, United Kingdom and U.S. federal income tax considerations of an investment in ordinary shares is based upon laws, and regulations thereunder, and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the United Kingdom and the United States.
Cayman Islands Taxation
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.
Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, as the case may be, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of the ordinary shares or on an instrument of transfer in respect of an ordinary share. There are no exchange control regulations or currency restrictions in the Cayman Islands.
The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:
The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions
In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:
(A)
That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(B)
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)
on or in respect of the shares, debentures or other obligations of the Company; or

(ii)
by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 30 years from May 7, 2026.
Material United Kingdom Tax Considerations
The following discussion is a summary of certain material United Kingdom tax considerations relating to the purchase, ownership and disposition of our ordinary shares.
The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current UK tax law as applied in England and Wales and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. It does not address all of the tax considerations that may be relevant to specific holders of ordinary shares in light of their particular circumstances. Each investor’s specific circumstances will impact on their United Kingdom tax position, and all investors are recommended to obtain their own bespoke taxation advice. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares should consult their own tax advisers immediately.
The Company
It is the intention of the directors to conduct the affairs of the Company so that the central management and control of the Company is exercised in the United Kingdom. As a result, the Company is expected to be treated as resident in the United Kingdom for UK tax purposes. Accordingly, we expect to be subject to UK taxation on our income and gains, except where an appropriate exemption applies.
Taxation of Dividends—General
The Company will not be required to withhold amounts for or on account of UK tax at source when paying dividends in respect of ordinary shares. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a shareholder.
Taxation of Capital Gains—Non-UK Shareholders
Holders of ordinary shares who are not resident in the United Kingdom for United Kingdom tax purposes and, in the case of an individual holder of ordinary shares, not temporarily non-resident, should not be liable for United Kingdom tax on capital or chargeable gains realized on a sale or other disposal of ordinary shares unless (i) such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of ordinary shares, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from UK land. Holders of ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.
Generally, an individual holder of ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital or chargeable gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
No United Kingdom stamp duty or stamp duty reserve tax should be payable by any holders of ordinary shares on the acquisition of his, her or its ordinary shares in the offering or on the disposal of his, her or its ordinary shares traded through the NYSE.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations in effect or, in some cases, proposed, judicial and administrative interpretations thereof and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons subject to special treatment under U.S. federal income tax law, such as:
•
banks and other financial institutions;

•
insurance companies;

•
pension plans;

•
cooperatives;

•
regulated investment companies;

•
real estate investment trusts;

•
broker-dealers;

•
traders that elect to use a mark-to-market method of accounting;

•
certain former U.S. citizens or long-term residents;

•
tax-exempt entities (including private foundations);

•
holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

•
investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;

•
investors that have a functional currency other than the U.S. dollar;

•
persons that actually or constructively own ordinary shares representing 10% or more of our shares (by vote or value);

•
individual retirement accounts and other tax-deferred accounts;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement

•
persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; or

•
partnerships, pass-through entities or arrangements, or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.
In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares.
We have not sought, and do not intend to seek, any ruling from the United States Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the tax treatment of the ownership and disposition of the ordinary shares, and no assurance can be given that the IRS will not assert, or that a court will not sustain a position contrary to those described below. This discussion is for general information purposes only and does not constitute a complete description of all U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares. It should not be construed as legal or tax advice. Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal, state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares in light of its particular circumstances.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:
(i)
an individual who is a citizen or resident of the United States;

(ii)
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

(iii)
an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(iv)
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (as defined in the Code) or (B) that has a valid election in effect to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding our ordinary shares and their partners should consult their tax advisors regarding an investment in our ordinary shares.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as us, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the corporation’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based on the historical, current and anticipated value of our assets, the composition of our income and assets and the expected price of the ordinary shares in this offering, we do not expect to be a PFIC for the 2026 taxable year, or for future taxable years. However, PFIC status is determined annually after the close of each taxable year, and involves extensive factual investigation, including ascertainment of the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, all of which is subject to uncertainty in several respects. Further, fluctuations in the market price of our ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current taxable year or future taxable years. It is also possible that the IRS may challenge the classification or valuation of our goodwill. The determination also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will agree with our determination regarding PFIC status for any taxable year.
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares and thereafter as capital gain from the sale or exchange of such ordinary shares. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations under the Code. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period and other requirements are met. We intend to list our ordinary shares on the NYSE and we expect that our ordinary shares will be considered readily tradable on an established securities market in the United States, although there can be no assurances in this regard.
The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss, including how to account for dividends that are paid in a currency other than the U.S. dollar.
Dividends paid on our ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Certain U.S. Treasury Regulations may restrict the availability of any foreign tax credit based on, among other things, the nature of the withholding tax imposed by the foreign jurisdiction. However, the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Disposition
Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any such capital gain or loss will generally be long-term if the U.S. Holder’s holding period in such ordinary shares exceeds one year at the time of the disposition and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.
Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to any non-U.S. income tax imposed upon gains in respect of our ordinary shares may be limited. Moreover, the U.S. Treasury Regulations discussed above under “Dividends” may further restrict the availability of any such credit. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.
Passive Foreign Investment Company Rules
Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then, unless the U.S. Holder makes a mark-to-market election (described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder on our ordinary shares, and (ii) any gain realized on the sale or other disposition (including certain pledges) of ordinary shares. Excess distributions are any distributions paid to a U.S. Holder on our ordinary shares during a taxable year that are greater than 125 percent of the average annual distributions paid in the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the ordinary shares). Under the PFIC rules:
•
any such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

•
If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules of owning and disposing of our ordinary shares in light of their particular circumstances.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries or other non-U.S. corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or other non-U.S. corporate entities in which we own equity interests.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We intend to list our ordinary shares on the NYSE, which is a qualified exchange for these purposes, and we expect that our ordinary shares will be considered “regularly traded” for these purposes. Accordingly, we expect that our ordinary shares will constitute marketable stock for purposes of the PFIC rules, but no assurances can be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ordinary shares, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss in each such year the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss recognized in such a year will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election, with any excess loss treated as capital loss.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us, including shares of any of our non-U.S. subsidiaries, that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Holders can also generally mitigate the adverse consequences of holding PFIC stock by making qualified electing fund, or QEF, elections with respect to such stock. A QEF election results in tax treatment different from (and generally less adverse than) the treatment under the excess distribution regime described above. We do not, however, intend to provide information necessary for U.S. Holders to make QEF elections with respect to our ordinary shares.
If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules of owning and disposing of our ordinary shares in light of their particular circumstances.
Information Reporting and Backup Withholding
Distributions with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.
U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Information Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ordinary shares.
THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES UNDER U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

UNDERWRITING (CONFLICTS OF INTEREST)
We and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are the representatives of the underwriters.
Underwriters	Number of Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Jefferies LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Mizuho Securities USA LLC
Nomura Securities International, Inc.
WR Securities, LLC
Rothschild & Co Global Markets Solutions LLC
Santander US Capital Markets LLC
Tigress Financial Partners LLC
Total
The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional             ordinary shares from us to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional ordinary shares.
	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$
Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
We and our officers, directors, and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list our ordinary shares on the NYSE, under the symbol “AGKO.”
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.
 We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $    . The underwriters have agreed to reimburse us for certain expenses in connection with this offering.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, affiliates of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., Santander US Capital Markets LLC, Morgan Stanley & Co. LLC and UBS Securities LLC serve as lenders, arrangers, bookrunners and/or agents under the Senior Term Facilities Agreement and the Revolving Facilities Agreement. In addition, affiliates of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. are lenders and/or agents under the Sponsor Debt Financing. Each of these transactions was negotiated on an arm’s length basis and contains customary terms pursuant to which the relevant underwriters and/or their respective affiliates received or will receive customary fees and reimbursement for out-of-pocket costs.
“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Conflicts of Interest
Because affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Santander US Capital Markets LLC are lenders under our Revolving Facilities and/or Senior Term Facilities, and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Revolving Facilities and/or Senior Term Facilities, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Santander US Capital Markets LLC, underwriters in this offering, are deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with the requirements of FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Robert W. Baird & Co. Incorporated has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Robert W. Baird & Co. Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Robert W. Baird & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
In addition, affiliates of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. are lenders and/or agents under the Sponsor Debt Financing entered into in connection with the Concurrent Sponsor Contribution. See “Summary—Concurrent Sponsor Contribution.”
Each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Santander US Capital Markets LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Directed Share Program
At our request, the underwriters have reserved up to % of the ordinary shares to be offered by this prospectus for sale, at the initial public offering price, to certain individuals and entities identified by our management. Other than with respect to any participants who are directors nominated by I Squared Capital or our executive officers, participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program. The number of ordinary shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. We agreed to indemnify Morgan Stanley & Co. LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to ordinary shares sold pursuant to the directed share program.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ordinary shares may be offered to the public in that Relevant State at any time:
(A)
to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(B)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(C)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom
In relation to the United Kingdom (the “UK”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in the UK except that the ordinary shares may be offered to the public in the UK at any time:
(A)
where the offer is conditional on the admission of the ordinary shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

(B)
to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(C)
to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

(D)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication to any person which presents sufficient information on: (i) the ordinary shares to be offered; and (ii) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the ordinary shares and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Each person in the UK who receives any communication in respect of, or who acquires any of our ordinary shares under, the offers to the public contemplated in this prospectus, or to whom our ordinary shares are otherwise made available, will be deemed to have represented, warranted, acknowledged, and agreed to and with us, the underwriters, and their respective affiliates that it meets the criteria outlined in this section.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of ordinary shares may only be made to persons (or the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National

Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
No offer or invitation, whether directly or indirectly, is being or may be made to the public in the Cayman Islands to subscribe for any of the Ordinary Shares.
France
Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the ordinary shares to the public in France.
Such offers, sales and distributions will be made in France only:
(A)
to qualified investors (investisseurs restraint) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(B)
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(C)
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ordinary shares, or distribution of a prospectus or any other offering material relating to the ordinary shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ordinary shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ordinary shares, and (ii) that it will distribute in Germany any offering material relating to the ordinary shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Italy
The offering of ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ordinary shares may be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (“Decree No. 58”), and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other documents relating to the ordinary shares in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ordinary shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by such non-qualified investors.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ordinary shares will not be supervised by, FINMA, and the offer of ordinary shares has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Hong Kong
The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ordinary shares under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed, or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed, or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute, or direct an offer to subscribe for our ordinary shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered ordinary shares, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued ordinary shares; (iv) that the ordinary shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address, and passport number or Israeli identification number.
Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”) and no ordinary shares will be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person “resident” in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
People’s Republic of China (“PRC”)
This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
United Arab Emirates
The ordinary shares have not been offered or sold, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority, or the Dubai Financial Services Authority.
Brazil
The offer and sale of the ordinary shares have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution No. 160, dated 13 July 2022, as amended or unauthorized distribution under Brazilian laws and regulations. The ordinary shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the ordinary shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these ordinary shares on regulated securities markets in Brazil is prohibited.
Korea
The ordinary shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ordinary shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
Securities and Exchange Commission registration fee	$	**
Listing fee		**
FINRA filing fee		**
Printing and engraving expenses		**
Legal fees and expenses		**
Transfer agent and registrar fee		**
Accounting fees and expenses		**
Miscellaneous costs		**
Total	$	**

*
To be filed by amendment.

All amounts in the table are estimates except the Securities and Exchange Commission registration fee, the listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Maples and Calder (Cayman) LLP. Certain matters of U.S. federal and New York State law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statement of Aggreko Inc. as of April 30, 2026, has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Albion JVCo Limited as of January 3, 2026 and December 28, 2024, and for each of the years in the three-year period ended January 3, 2026, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES IN THE CAYMAN ISLANDS
Our company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Service of process upon us may be difficult to obtain within the United States.
The majority of our operations and current assets are conducted and located outside the United States. The majority of the directors and executive officers of the Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.
We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against our judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.
We have been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in the nature of taxes, a fine, or a penalty; (v) was not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud, and (vi) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from United States courts under civil liability provisions of United States securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Notice to Prospective Investors in the Cayman Islands
No offer or invitation, whether directly or indirectly, is being or may be made to the public in the Cayman Islands to subscribe for any of the Ordinary Shares.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.aggreko.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Aggreko Inc.
Audited Financial Statement
Unaudited Interim Financial Information
BALANCE SHEET (UNAUDITED)	F-5
NOTES TO THE BALANCE SHEET (UNAUDITED)	F-6
Albion JVCo Limited
Audited Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Aggreko Inc.
Opinion on the Financial Statement
We have audited the accompanying balance sheet of Aggreko Inc. (the Company) as of April 30, 2026 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2026, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ KPMG LLP
We have served as the Company’s auditor since 2026.
Glasgow, United Kingdom
July 24, 2026, except for the effects of the share split discussed in Note 5 to the financial statement, as to which the date is September 17, 2026.

AGGREKO INC.
BALANCE SHEET
(in USD)
As of
April 30, 2026
ASSETS
Current assets:
Accounts receivable	1
Total current assets	1

Shareholder’s equity:
Ordinary shares, par value $0.0000001 per share, 15,000,000 shares authorized, and 10,000,000 shares issued and outstanding	1
Total shareholder’s equity	1
The accompanying notes are an integral part of this balance sheet.

AGGREKO INC.
NOTES TO THE BALANCE SHEET
1.   Organization
Aggreko, Inc., (the “Company”) is an exempted company incorporated in the Cayman Islands on April 30, 2026.  The Company’s fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. References to years relate to fiscal years rather than calendar years. The Company will become a holding company, and its principal asset will be a controlling equity interest in Albion JVCo Limited, a related party. The Company will be the sole shareholder of Albion JVCo Limited and will control all of the businesses and affairs of Albion JVCo Limited.
2.   Summary of Significant Accounting Policies
Basis of Accounting
The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, comprehensive income, changes in shareholder’s equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.
3.   Shareholder Equity
The authorized share capital of the Company is US$1.50 divided into 15,000,000 shares of a par value of US$0.0000001 per share (“Ordinary Shares”). Under the Company’s memorandum and articles of association in effect as of April 30, 2026, all Ordinary Shares are identical. On incorporation, all of the issued share capital (credited as fully paid) was held by Maples Corporate Services Limited.
4.   Related Party Transactions
The amount included in Accounts receivable is due from Aggreko Limited, an entity which shares a common Director with the Company.
5.   Subsequent Events
Subsequent to the reporting date, on June 17, 2026, Maples Corporate Services Limited transferred its shares that it held in the Company as at April 30, 2026 to Albion Topco S.à.r.l. Management has evaluated this transaction and determined that it represents a non-adjusting event occurring after the reporting date. Accordingly, no adjustment has been made to the amounts recognized in these financial statements. The event has been disclosed to provide users with relevant information regarding the Company’s ownership structure subsequent to the reporting date.
Share Split
On September 3, 2026, the Company effected a 10,000,000-for-1 forward split of its Ordinary Shares and an increase in the number of authorized shares to 15,000,000. Accordingly, all share information throughout the financial statements have been retroactively adjusted to reflect the share split.

AGGREKO INC.
BALANCE SHEET (UNAUDITED)
(in USD)
	As of
	July 4, 2026	April 30, 2026
ASSETS
Current assets:
Accounts receivable	1	1
Total current assets	1	1

Shareholder’s equity:
Ordinary share, par value $0.0000001 per share, 15,000,000 shares authorized, and 10,000,000 shares issued and outstanding	1	1
Total shareholder’s equity	1	1

NOTES TO THE BALANCE SHEET (UNAUDITED)
1. Organization
Aggreko, Inc., (the “Company”) is an exempted company incorporated in the Cayman Islands on April 30, 2026.  The Company’s fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. References to years relate to fiscal years rather than calendar years. The Company will become a holding company, and its principal asset will be a controlling equity interest in Albion JVCo Limited, a related party. The Company will be the sole shareholder of Albion JVCo Limited and will control all of the businesses and affairs of Albion JVCo Limited.
2. Summary of Significant Accounting Policies Basis of Accounting
The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, comprehensive income, changes in shareholder’s equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.
Unaudited Interim Financial Information
The interim balance sheet has been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. In management’s opinion, the balance sheet includes all the adjustments necessary to state fairly the Company’s position as of July 4, 2026. Separate interim statements of operations, comprehensive income, changes in shareholder equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.
3. Shareholder Equity
The authorized share capital of the Company is US$1.50 divided into 15,000,000 shares of a par value of US$0.0000001 per share (“Ordinary Shares”). Under the Company’s memorandum and articles of association in effect as of April 30, 2026, all Ordinary Shares are identical. On incorporation, all of the issued share capital (credited as fully paid) was held by Maples Corporate Services Limited. On June 17, 2026, Maples Corporate Services Limited transferred the Ordinary Shares that it held in the Company as of April 30, 2026 to Albion Topco S.à.r.l.
4. Related Party Transactions
The amount included in Accounts receivable is due from Aggreko Limited, an entity which shares a common Director with the Company.
5. Subsequent Events
Share Split
On September 3, 2026, the Company effected a 10,000,000-for-1 forward split of the Ordinary Shares and an increase in the number of authorized shares to 15,000,000. Accordingly, all share information throughout the financial statements has been retroactively adjusted to reflect the share split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Albion JVCo Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Albion JVCo Limited (the Company) as of January 3, 2026 and December 28, 2024, the related consolidated statements of income, comprehensive income, changes in mezzanine equity and shareholders’ equity, and cash flows for each of the years in the three-year period ended January 3, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended January 3, 2026, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of Unrecognized Tax Benefits
As discussed in Notes 2 and 14 to the consolidated financial statements, the Company has recorded unrecognized tax benefits of $66 million as of January 3, 2026. The Company recognizes income tax benefits from tax positions only when it is more likely than not that the tax positions will be sustained upon examination by the taxing authority based on the technical merits of the positions. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.
We identified the evaluation of unrecognized tax benefits as a critical audit matter. Complex auditor judgment and specialized skills were required in evaluating the Company’s interpretation of income tax laws and the estimate of the amount of unrecognized tax benefits.

The following are the primary procedures we performed to address this critical audit matter. We involved tax professionals with specialized skills and knowledge, who assisted in:
•
inspecting correspondence and assessments from the taxing authorities;

•
evaluating the Company’s interpretation and application of income tax laws including any changes in tax legislation or legislative guidance; and

•
developing an independent expectation of the Company’s evaluation of tax positions and comparing the results to the Company’s assessment.

/s/ KPMG LLP
We have served as the Company’s auditor since 2016.
Glasgow, United Kingdom
May 15, 2026

ALBION JVCO LIMITED
CONSOLIDATED BALANCE SHEETS
(in millions of USD, except share and per share amounts)
	As of
	January 3, 2026	December 28, 2024
ASSETS
Current assets:
Cash and cash equivalents	202	165
Accounts receivable, net of allowances of $98 and $94 as of January 3, 2026 and December 28, 2024, respectively	680	564
Accrued income	329	201
Inventories, net	409	358
Contract fulfilment assets	51	41
Prepaid expenses	83	50
Taxes receivable	51	47
Current tax assets	68	26
Other current assets	56	49
Assets of discontinued operations held for sale	—	100
Total current assets	1,929	1,601
Property, plant, and equipment, net	2,686	2,055
Goodwill	2,073	1,778
Other intangible assets, net	423	393
Operating lease right-of-use assets	162	104
Finance lease right-of-use assets	75	50
Deferred taxes	195	154
Contract fulfilment assets	119	100
Retirement benefit surplus	8	8
Total non-current assets	5,741	4,642
Total assets	7,670	6,243
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	198	227
Current portion of long-term debt	98	103
Accrued expenses	456	378
Deferred income	112	72
Customer advances	56	33
Current tax liabilities	131	141
Operating lease liabilities	41	29
Finance lease liabilities	25	17
Other current liabilities	40	52
Liabilities of discontinued operations held for sale	—	102
Total current liabilities	1,157	1,154
The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(in millions of USD, except share and per share amounts)
	As of
	January 3, 2026	December 28, 2024
Non-current liabilities:
Long-term debt	5,787	4,000
Deferred taxes	343	282
Non-current portion of operating lease liabilities	124	77
Non-current portion of finance lease liabilities	51	35
Non-current portion of asset retirement obligations	29	29
Other long-term liabilities	87	49
Total non-current liabilities	6,421	4,472
Total liabilities	7,578	5,626
Commitments and contingencies (Note 16)
Mezzanine equity:
Redeemable preference shares	8	175
Shareholders’ equity:
Common stock – Class A and B par value £1 per share, 2,320 shares authorized, issued, and outstanding as of January 3, 2026 and December 28, 2024; Class C and D par value £0.003 per share, 20,470 shares authorized and 19,810 shares issued and outstanding as of January 3, 2026 and 10,400 shares authorized and 10,070 shares issued and outstanding as of December 28, 2024	—	—
Additional paid-in capital	32	1,111
Retained earnings (accumulated deficit)	126	(299)
Accumulated other comprehensive loss	(73)	(358)
Total mezzanine equity and shareholders’ equity attributable to common shareholders	93	629
Noncontrolling interests	(1)	(12)
Total mezzanine equity and shareholders’ equity	92	617
Total liabilities, mezzanine equity and shareholders’ equity	7,670	6,243

The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in millions of USD, except per share amounts)
	For the Years Ended
	January 3, 2026	December 28, 2024	December 30, 2023
Net revenues	3,416	2,854	2,505
Operating expenses:
Cost of services (exclusive of depreciation and amortization shown separately below)	(1,858)	(1,557)	(1,346)
Depreciation and amortization	(543)	(458)	(416)
Selling, general and administrative expenses	(333)	(281)	(296)
Provision for credit losses	(18)	(8)	(25)
Other income	27	32	21
Total operating expenses, net	(2,725)	(2,272)	(2,062)
Operating income	691	582	443
Other expenses:
Interest expense, net	(647)	(288)	(369)
Remeasurement of postemployment benefit	(1)	—	(7)
Other non-operating expenses, net	—	—	(23)
Income before income tax expense	43	294	44
Income tax expense	(134)	(197)	(143)
Net (loss) income from continuing operations	(91)	97	(99)
Net loss from discontinued operations, net of tax expense of $15 million, $8 million, and $9 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively	(22)	(63)	(46)
Net (loss) income	(113)	34	(145)
Net (loss) income attributable to noncontrolling interests	(19)	14	(1)
Net (loss) income attributable to common shareholders	(94)	20	(144)
Basic and diluted (loss) earnings per share from continuing operations	(36,948)	5,650	(48,790)
Basic and diluted loss per share from discontinued operations	(9,483)	(5,085)	(20,219)
The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of USD)
	For the Years Ended
	January 3, 2026	December 28, 2024	December 30, 2023
Net (loss) income	(113)	34	(145)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $0 for the years ended January 3, 2026, December 28, 2024 and December 30, 2023	285	(155)	86
Total other comprehensive income (loss)	285	(155)	86
Total comprehensive income (loss)	172	(121)	(59)
Total comprehensive (loss) income attributable to noncontrolling interests	(19)	14	(1)
Total comprehensive income (loss) attributable to common shareholders	153	(107)	(60)
The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
(in millions of USD, except share and per share amounts)
	Mezzanine Equity	Shareholders’ Equity
	Redeemable preference shares	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Noncontrolling interests	Total
	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
Balances as of December 31, 2022	144	11,550	—	972	(149)	(289)	—	678
Net loss	—	—	—	—	(144)	—	(1)	(145)
Contributions from noncontrolling interests	—	—	—	—	—	—	5	5
Distributions to noncontrolling interests	—	—	—	—	—	—	(3)	(3)
Issuance of common stock	—	840	—	139	—	—	—	139
Issuance of preference shares	2	—	—	—	—	—	—	2
Dividends on preference shares	13	—	—	—	(13)	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	86	—	86
Balances as of December 30, 2023	159	12,390	—	1,111	(306)	(203)	1	762
Net income	—	—	—	—	20	—	14	34
Contributions from noncontrolling interests	—	—	—	—	—	—	7	7
Distributions to noncontrolling interests	—	—	—	—	—	—	(36)	(36)
Noncontrolling interests acquired in transaction	—	—	—	—	—	—	2	2
Issuance of preference shares	3	—	—	—	—	—	—	3
Dividends on preference shares	13	—	—	—	(13)	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(155)	—	(155)
Balances as of December 28, 2024	175	12,390	—	1,111	(299)	(358)	(12)	617
Net loss	—	—	—	—	(94)	—	(19)	(113)
Contributions from noncontrolling interests	—	—	—	—	—	—	41	41
Distributions to noncontrolling interests	—	—	—	—	—	—	(11)	(11)
Issuance of common stock	—	9,740	—	16	(16)	—	—	—
Reduction of additional paid-in capital	—	—	—	(1,095)	1,095	—	—	—
Dividends declared, £177,042 ($235,466) per A and B share and £506 ($673) per C share	—	—	—	—	(553)	—	—	(553)
Redemption of preference shares	(177)	—	—	—	—	—	—	(177)
Issuance of preference shares	3	—	—	—	—	—	—	3
Dividends on preference shares	7	—	—	—	(7)	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	285	—	285
Balances as of January 3, 2026	8	22,130	—	32	126	(73)	(1)	92
The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of USD)
	For the Years Ended
	January 3, 2026	December 28, 2024	December 30, 2023
Cash flow from operating activities
Net (loss) income	(113)	34	(145)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operations:
Impairment of Aggreko Eurasia	83	107	99
Deferred tax expense (benefit)	4	17	(12)
Depreciation and amortization	543	458	416
Gain on disposal of property, plant, and equipment	(19)	(19)	(21)
Non-cash government grant income	(10)	(36)	(4)
Other non-cash operating activities	10	7	21
Unrealized foreign currency transaction losses (gains), net	249	(103)	91
Changes in operating assets and liabilities, net of effects of businesses acquired:
Increase in inventories, net	(29)	(64)	(18)
Increase in accounts receivable, accrued income, prepaid expenses, taxes receivable, and other receivables	(217)	(101)	(35)
Increase in contract fulfillment and other assets	(81)	(97)	(40)
Increase (decrease) in accounts payable, deferred income, customer advances, and other payables	18	88	(61)
(Decrease) increase in other liabilities	(26)	143	9
Proceeds from sale of investment tax credit	16	—	—
Net cash provided by operating activities	428	434	300
Cash flows from investing activities
Acquisitions net of cash acquired	(191)	(26)	(427)
Purchases of property, plant, and equipment	(994)	(754)	(592)
Proceeds from sale of property, plant, and equipment	74	47	32
Net cash outflow on disposal of Russian subsidiary	(56)	—	—
Net cash used in investing activities	(1,167)	(733)	(987)
Cash flows from financing activities
Proceeds from issuance of long-term loans	1,543	356	1,288
Repayment of long-term loans	—	—	(721)
Proceeds from issuance of short-term debt	—	6	438
Repayment of short-term debt	(114)	(48)	(448)
Payments under finance leases	(18)	(16)	(12)
Proceeds from the issuance of ordinary shares	—	—	139
Payment of contingent consideration	—	(9)	—
Contributions from noncontrolling interests	41	7	5
Settlement of redeemable preference shares	(177)	—	—
Distributions to noncontrolling interests	(2)	—	—
Dividends paid on common stock	(553)	—	—
Net cash provided by financing activities	720	296	689
Net increase (decrease) in cash and cash equivalents	(19)	(3)	2
Cash and cash equivalents at beginning of the period	165	191	177
Exchange gains (losses) on cash and cash equivalents	15	(10)	(14)
Movement in cash in assets held for sale	41	(13)	26
Cash and cash equivalents at end of the period	202	165	191
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	(403)	(348)	(285)
Cash paid for income taxes net of refunds	(169)	(113)	(154)
The accompanying notes are an integral part of these consolidated financial statements.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Basis of Presentation
Albion JVCo Limited and its subsidiaries (collectively, the “Company” or the “Group”) believe it is a global leader in energy solutions, providing rapidly deployable, temporary, and semi-permanent modular power and temperature controls solutions, with strong diversification across customers, geographies, and end-markets.
The Company was incorporated on February 25, 2021, as a private limited company, in contemplation of the acquisition by Albion Acquisitions Limited of the entire issued ordinary share capital of Aggreko Limited (formerly Aggreko Plc), which was completed on August 10, 2021. This was a transaction to effect the acquisition by the Company and to take the Group from being public to private. Following the completion of the acquisition on August 10, 2021, the Company became the reporting company of the Aggreko Group (i.e., Aggreko Limited and its subsidiaries).
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling financial interest is maintained. The Company consolidates entities that it controls due to ownership of a majority voting interest. All intercompany transactions and balances are eliminated in consolidation.
The Group’s fiscal year is a 52-week or 53-week period ending the Saturday closest to the last day in December. Fiscal year 2025 represented the 53 weeks ended January 3, 2026, while fiscal years 2024 and 2023 represented the 52 weeks ended December 28, 2024 and December 30, 2023, respectively. References to years relate to fiscal years rather than calendar years.
2.   Summary of Significant Accounting Policies
Significant accounting policies include the following:
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and deposits with a maturity of three months or less at the time of acquisition.
Property, Plant, and Equipment
In accordance with ASC 360, Property, Plant, and Equipment, property, plant, and equipment is carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the asset into the location and condition where it is capable for use. Assets in the course of construction are not depreciated. All assets are depreciated on a straight-line basis with the period of depreciation reviewed on an annual basis. The useful lives used are as follows:
Freehold properties	25 years
Short leasehold properties	Term of each lease
Equipment fleet	4 to 25 years
Vehicles, plant, and equipment	3 to 8 years
Solar projects	Shorter of i) land lease duration (plus any extensions) or ii) 25 years
Segment Reporting
In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how its business activities are managed and evaluated. The Company’s chief operating decision-maker (CODM) is its Board of Directors, who make resource allocation decisions and assess

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
performance based on financial information presented by three segments and in aggregate. The operating segments regularly reviewed by the Company’s CODM are (1) the Americas, (2) Europe, and (3) AMEAPAC. The Group used the management approach to identify its reportable segments, as required by ASC 280. The management approach is based on the way the Group’s management organizes and evaluates its operations and based on the way the Group’s operations are managed and reported in its internal financial reporting system.
The Group evaluated whether its segments met the quantitative thresholds to be reportable separately. The quantitative thresholds require that a segment’s revenue is 10% or more of the combined revenue of all segments, or its absolute profit or loss is 10% or more of the greater of the combined absolute profit of all segments that have a positive profit or the combined absolute loss of all segments that have a loss. No operating segments have been aggregated to form the reportable segments.
Under the management approach, the Group identified the Americas, Europe, and AMEAPAC segments as its reportable segments as they are managed separately. The performance of all segments is regularly reviewed by the CODM.
Factors Used in Determining Reportable Segments
The Group considered several factors when determining its reportable segments. These factors include similarities and differences among its products, services, economic factors, and internal reporting.
The Group considered the similarities and differences among its business to determine whether they should be aggregated or reported separately. Each business was determined to be sufficiently different from other businesses and therefore should be reported separately.
The Group also considered the economic factors that affect its operating segments, such as the regulatory environment, competitive landscape, and market conditions, to determine whether they should be reported separately. Reportable regions were determined to have unique economic factors that warranted separate reporting.
The information that is regularly reviewed by the CODM, including but not limited to the net revenues and Adjusted EBITDA was also considered by the Group when determining its reportable segments. Each reportable segment was determined to be regularly reviewed by the CODM and therefore should be reported separately.
Discontinued Operations and Held for Sale
The disposal of a component of an entity or a group of components of an entity should be reported in “discontinued operations” if (1) the assets (and liabilities) meet the criteria to be classified as held for sale, have been sold, or have been otherwise disposed of (e.g., abandonment) and (2) the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.
Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as a discontinued operation. An operation meets the discontinued operation criteria when management has committed to a plan to sell the operation, the operation is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such operations, there is an active program to sell the operation and the sale of the operation is probable and is expected to be completed within one year, and the disposal of the operation would represent a strategic shift or will have a major effect on the entity’s operations and financial results.
When an operation is classified as a discontinued operation, the consolidated financial statements reflect the reclassification of the businesses as discontinued operations for all periods presented. Upon classification as held for sale, assets are no longer depreciated or depleted, and a measurement for impairment

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
is performed to determine if there is any excess of carrying value over fair value less costs to sell. Subsequent changes to estimated fair value less the cost to sell will impact the measurement of assets held for sale if the fair value is determined to be less than the carrying value of the assets.
Prior to the completion of a business disposal, management reviews the carrying value of the net assets held for disposal and compares it to the fair value, less costs of disposal to determine whether an impairment loss is required to reduce the carrying value to agree to the fair value, less costs of disposal. Goodwill is allocated to the disposed business using the relative fair value of the disposed business to the associated reporting unit in which it was included. In the fourth quarter of the fiscal year 2025, the sale of Aggreko Eurasia LLC was completed and prior to the sale, an impairment loss was recognized totaling $83 million. Refer to Note 5 — Discontinued Operations and Held for Sale for further details.
Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of net assets. Goodwill arising on acquisitions is capitalized and is not amortized but rather subject to impairment reviews, both annually and when there are indicators that the carrying value may not be recoverable.
Under ASC 350, Intangibles — Goodwill and Other, the Group has the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of one of its reporting units is greater than its carrying value. In performing its qualitative assessment, the Group is required to make assumptions and judgments, including but not limited to the following: the evaluation of macroeconomic conditions as related to its business, industry and market trends, and the overall future financial performance of the Group’s reporting units and future opportunities in the markets in which they operate. If the qualitative assessment leads to a determination that the fair value is less than its carrying value, or if the Group elects to bypass the qualitative assessment, it is required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with its associated carrying value.
For the purpose of the impairment testing, goodwill is allocated to each of the Group’s reporting units expected to benefit from the synergies of the combination. Reporting units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. The Company utilizes a discounted cash flow method under the income approach to estimate the fair value of the reporting unit. The approach relies on the Group’s estimates of future cash flows, long-term growth rates, forecasted net revenues and EBITDA margin, and discount rates. The Group’s discounted cash flows are based upon reasonable and appropriate assumptions about the underlying business activities of the Group. If the recoverable amount of the reporting unit is less than the carrying amount of the unit, then the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. Any impairment of goodwill is recognized immediately in the Consolidated Statements of Income.
Other Intangible Assets
Intangible assets acquired as part of a business combination are capitalized, separately from goodwill, at fair value at the date of acquisition if the asset is separable or arises from contractual or legal rights and its fair value can be measured reliably. Amortization is calculated on a straight-line method to allocate the fair value at acquisition of each asset over their estimated useful lives as follows: brand — 10 years and customer relationships — 2 to 40 years. The useful life of intangible assets is reviewed on an annual basis. The carrying amounts of other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such indicators are present,

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
a recoverability test is performed by comparing the carrying amount of the asset to the sum of the undiscounted future cash flows expected to result from the use and eventual disposal of the asset. If the carrying amount exceeds the undiscounted future cash flows, the asset is considered not recoverable, and an impairment loss is measured. The impairment loss is calculated as the difference between the carrying amount of the asset and its fair value. The fair value is typically determined using market-based evidence or discounted cash flow analysis. Any impairment loss is recognized immediately in the Consolidated Statements of Income.
Revenue Recognition
Contracts with Customers
Revenue is recognized when (or as) the Group transfers control of a contractually promised good or service (i.e., fulfil a performance obligation) to a customer. The Group’s revenue is primarily derived from short-term and long-term contracts with customers, which it fulfils through the use of its own fleet of assets. Contracts are classified as long-term if all or part of the contract is to be performed over a period extending beyond 12 months from the effective date of the contract. For the year ended January 3, 2026, the Group generated 51% of its revenue from contracts lasting more than one year and 30% of its revenue from contracts lasting more than three years.
The Group will sometimes hire equipment from a third party to use on a contract. Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Group is acting as an agent rather than principal in this instance, mainly because the Group does not control the provision of the service due to factors such as the fact that the third party is still responsible for repairs to the equipment. Under ASC 606, the cost of the rehire is netted against revenue. Judgement is required in determining if there is a principal/agent relationship in the relevant contracts. In instances when the entity acts as a pass-through agent, the Group will record revenues net of the cost of goods or services provided.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
Performance Obligations
At contract inception, the Group assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. The table below summarizes the primary types of performance obligations for which the Group earns revenues:
Performance Obligation	Revenue Recognition
The Group supplies (through the use of its own fleet of assets) temporary power, temperature control, oil-free compressed air and related services (for example, fuel, logistics and technical services) as well as energy saving measures. The Group does not generally provide an option for the customer to purchase the equipment at the end of the contract period and does not generate material revenue from sales of equipment under such options.	Revenue is recognized using the “right-to-invoice” practical expedient allowed under
ASC 606-10-55-18, in which the Group recognizes revenue in the amount that corresponds directly with the value to the customer of the Group’s performance completed to date, which the Group considers to be the amount to which the entity has a right to invoice. This is the most faithful depiction of the satisfaction of the performance obligation.
The Group provides design and project management services to customers who may then engage third parties for the provision of power providers.	Revenue is recognized over the period of the performance obligation as the group delivers the design and project management services to the customer.
The Group provides engineering, procurement, and construction services to customers, providing a turnkey solution for energy efficiency projects.	Revenue is recognized over time using the input method to measure progress as control of the goods and services transfer to the customer towards complete satisfaction of the performance obligation.
The Group sells new equipment and consumables.	Revenue is recognized at the time of delivery to, or collection by, the customer.
Transaction Price
The transaction price for a given contract can comprise a fixed charge and/or a variable charge related to the usage of assets or other services (including pass-through fuel). The Group earns a fixed charge on certain contracts by providing agreed levels of power generation capacity to the customer and this is recognized when the contracted levels of power generation are available. Variable charges are recognized over time as the power is produced or the service is provided. The total transaction price for a contract is determined by estimating both fixed and unconstrained variable consideration expected to be earned over the term of the contract.
Significant Payment Terms
Customer payment terms generally range from 30 to 60 days from date of invoice and do not have any material financing components. Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.
Contract Balances
Deferred income represents obligations to provide future services to a customer for which the Group has already received, or has the unconditional right to receive, consideration for those services from the customer. Deferred income primarily represents amounts received from the customer in excess of revenue recognized for contracts where over-time revenue recognition is utilized. Deferred income is also comprised of

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
the funding received for government grants linked to the construction of renewable power projects. Current deferred income is presented separately, and non-current deferred income is presented within other long-term liabilities in the Consolidated Balance Sheets.
Contract fulfilment assets consist of costs incurred in fulfilling a contract with a customer. The Group’s contract fulfilment costs primarily relate to costs incurred for mobilization of personnel, site preparation work, and equipment at the beginning of a contract and costs incurred for demobilization at the end of a contract. Contract fulfilment costs are recognized as contract fulfilment assets in the Consolidated Balance Sheets.
Mobilization costs are classified as fulfilment costs where they are separately identifiable and specific to a project; these do not form a separate performance obligation as they are highly interdependent or interrelated with the key contracted goods or services. The Group uses the practical expedient that allows the Group to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.
With respect to demobilization costs, the Group has a legal obligation to incur demobilization costs once the assets are installed on site, as required by the contract (refer to Note 19 — Asset Retirement Obligations).
The capitalized mobilization costs and asset retirement obligations are amortized to the Consolidated Statements of Income over the period of the initial contract. The amortization begins when the Group starts to earn revenue and stops when the initial contract period ends. If there is a contract extension, the unamortized amount left in the Consolidated Balance Sheets when the extension is signed is then amortized over the remaining period of the initial contract and the extension period.
Inventories
Inventories are valued at the lower of cost or net realizable value, using the weighted average cost basis. Cost of raw materials, consumables and work in progress includes the cost of direct materials and, where applicable, direct labor and those overheads that have been incurred in bringing the inventories to their present location and condition.
Inventory is written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventory or to take account of inventory losses and cannot be reversed in a subsequent period. Net realizable value is the estimated selling price less cost to completion and selling expenses.
Accounts Receivable and Accrued Income
In the normal course of business, the Group extends credit to customers. The accounts receivable balance represents the outstanding balances owed by customers for goods or services delivered on credit. The accrued income balance represents revenues earned with an unconditional right to invoice in the current period but for which the invoice has not yet been generated until after the closing date of the reporting period.
Accounts receivable and accrued income, less credit losses, reflect the net realizable value and approximate fair value of accounts receivable and accrued income. The Group accounts for accounts receivable and accrued income, less credit losses, in accordance with ASC 326, Financial Instruments — Credit Losses (“ASC 326”). Refer to the Current Expected Credit Losses accounting policy for further information.
Current Expected Credit Losses (CECL)
Accounts receivable and accrued income are considered immediately for impairment to reflect the possibility of future default or non-collectability. The Group assesses the current expected credit loss (CECL) as explained below: The Group has taken advantage of the practical expedient in ASC 326 to use a provision

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
matrix to simplify the calculation where accounts receivable are split into various risk categories (e.g. based on credit rating agencies) and then a percentage is applied to each category to obtain the impairment allowances based on the days outstanding. Therefore, classification is based on assessment of customer credit risk.
Each legal entity will consider the specific economic and operating conditions applicable to their own legal entity and will consider each debtor and customer individually. A credit rating is normally established for each customer based on ratings from external agencies. Where no ratings are available, cash in advance payment terms are often established for new customers. Credit limits are reviewed on a regular basis. They will also consider the following: advanced payments and guarantees, the political and economic conditions in the relevant country, duration and quality of relationship with the customer, age of debt, cash flows from the customer, any relevant communication throughout the year, significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default, or large and old outstanding balances, particularly in countries where the legal system is not easily used to enforce recovery. When a trade receivable or accrued income is uncollectable it is written off against the provision for credit losses of trade receivables and accrued income.
Debt
Debt other than those designated at fair value for initial and subsequent measurements, is recognized initially at fair value, net of transaction costs incurred. It is then subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in the Consolidated Statements of Income over the period of the debt using the effective interest rate. For transactions in which the Company enters into a new loan on market terms and concurrently repays a pre-existing loan at par with no break costs, the Company derecognizes the repaid loan and recognizes the new loan at the proceeds received, even when the lender is the same. The Company determined, on a lender-by-lender basis, that the factors in ASC 405, Liabilities, for treating the repayment of a pre-existing debt instrument and the contemporaneous funding from a newly executed debt instrument as two independent, non-linked transactions were satisfied. Any fees paid or received shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized within interest expense, net in the Company’s Consolidated Statements of Income, and the new debt instrument is recognized at fair value.
Leases, as Lessee
The Group, at the inception of the contract, determines whether a contract is or contains a lease. Leases are classified as either finance or operating. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. For all lease arrangements with a term of greater than 12 months, the Group presents at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.
The Group is generally not able to readily determine the implicit rate in the lease and therefore uses its incremental borrowing rate as the discount rate to determine the present value of lease payments. It is because the majority of subsidiary debt is funded by the Group borrowings and therefore this is the rate at which lessees obtain funding for the asset. In addition, given the types of leases entered and the geographies of the majority of the leasing activity the interest rates implicit in these leases would be expected to gravitate around the Group’s incremental borrowing rate.
In addition, the Group has elected the practical expedient to not apply lease recognition requirements to leases with a term of 12 months or less. Under this expedient, lease costs are not capitalized; rather, they are expensed on a straight-line basis over the lease term.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
Many of the Group’s leases include one or more options to renew the contract, or early termination options, which can be exercised under specific conditions. Such options are not included in the measurement of the right-of-use assets and lease liabilities unless the Group is reasonably certain to exercise the optional renewal periods or early termination options.
Research and Development Costs
The Company recognizes research and development expenses, related to development of a new product or technology, as incurred. Research and development expenses were $10 million, $8 million, and $5 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.
Advertising Costs
The Company recognizes advertising expenses as incurred. Advertising expenses were $27 million, $20 million, and $13 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.
Basic and Diluted Earnings (Loss) per Share (EPS)
The Company computes EPS in accordance with ASC 260, Earnings per Share (“ASC 260”), using the two-class method. The calculation of basic EPS follows the two-class method and is determined by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding, including certain other shares committed to being issued.
Basic Earnings (Loss) per Share (Basic EPS)
Basic EPS is calculated using the two-class method, and is computed as follows:
•
Net earnings (loss) available to common shareholders represents net income (loss) attributable to common shareholders, adjusted for dividends paid to preference shares, dividends paid on common shares, and the allocation of earnings (loss) to participating securities.

•
Losses are not allocated to participating securities (Class C shares), as these do not have a contractual obligation to share in the losses of Company.

•
The denominator includes common shares outstanding and certain other shares committed to be issued, such as unvested Class C shares issued as share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) and qualify as participating securities under the two-class method.

Diluted Earnings (Loss) per Share (Diluted EPS)
Diluted EPS is calculated under the two-class method, and is computed as follows:
•
Net earnings (loss) available to common shareholders represent net income (loss) attributable to common shareholders, adjusted for dividends paid to preference shares, dividends paid on common shares, and the allocation of earnings to participating securities.

•
The denominator includes common shares outstanding and certain other shares committed to being issued, plus all dilutive common stock equivalents during the period, such as Class D shares. (Refer to Note 15 — Share Capital for further details around Class D shares)

Net Loss per Share Considerations
In computing net loss per share, unvested shares of common stock that are not participating securities are excluded from the denominator.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
Share-Based Compensation
Share-based compensation expense is generally recognized on a straight-line basis over the vesting period of the shares based on the fair value of awards which are expected to vest upon exit. The fair value of all share-based awards is estimated on the date of grant. To the extent a share-based compensation arrangement is subject to performance or market conditions, the amount of expense recorded in a given period, if any, reflects the assessment of the probability of achieving the performance or market targets. The Group expenses the fair value of share-based payments net of estimated forfeitures. Forfeiture rates are estimated based on historical forfeitures under the share-based compensation arrangement.
Business Combinations
Acquisitions that meet the definition of a business combination are recorded using the acquisition method of accounting. The Company includes the operating results of acquired entities from their respective dates of acquisition. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Long-lived assets (principally equipment fleet), goodwill and other intangible assets generally represent the largest components of the acquisitions. Equipment fleet is valued utilizing either a cost or market approach, or a combination of these methods, depending on the asset being valued and the availability of market data. The intangible assets that the Company has acquired are brands and customer relationships. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, terminal values, useful lives, and other prospective financial information. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the fair value of the assets acquired and the liabilities assumed. Brands and customer relationships are valued based on an excess earnings or income approach based on projected cash flows and may be amortized over the useful life if they are determined to be finite-lived intangible assets.
Benefits Plan
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.
The Group operates two defined benefit pension schemes and a number of defined contribution pension schemes.
The Group sponsors a funded, contributory defined benefit pension scheme called the Aggreko Pension Scheme (“the Scheme”) for UK employees. The Scheme closed to all new employees joining the Group after April 1, 2002 and closed to future accrual from December 31, 2020. Assets are held separately from those of the Group under the control of the Directors of Aggreko Pension Scheme Trustee Limited. The Scheme is subject to valuations at intervals of not more than three years by an independent actuary.
On July 11, 2025, the Group completed the acquisition of Mobil in Time (MiT). MiT’s operations participate in defined benefit pension plans. The pension plans provide benefits in the event of retirement, death or disability with benefits based on age, salary, and individual old age account.
See Note 21 — Benefit Plans for additional information including significant accounting policies associated with the plan.
Remeasurements are recognized in full, directly in the Consolidated Statements of Income, in the period in which they occur. Interest income on scheme assets and interest on pension scheme liabilities are included within interest expense, net in the Consolidated Statements of Income.
The retirement benefit obligation recognized in the Consolidated Balance Sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets. The present

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds.
The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on a settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.
Contributions to defined contribution pension schemes are charged to the Consolidated Statements of Income in the period in which they become payable.
Noncontrolling Interests, Including Investments in Affiliates
The Group’s financial statements consolidate the financial statements of Albion JVCo Limited, all of its subsidiaries and all variable interest entities (“VIEs”) for which it is the primary beneficiary. Subsidiaries are those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns through its power over the entity. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to the elements of control listed above. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances, and unrealized gains (losses) on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Variable Interest Entities (“VIEs”)
The Group consolidates VIEs for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest, defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant. The Group determines whether it is the primary beneficiary of a VIE at the time it becomes involved and reconsiders that conclusion upon certain events, evaluating its control rights as well as economic interests. Assets of a consolidated VIE can only be used to settle obligations of the consolidated VIE and creditors and other beneficial interest holders do not have recourse to the Group with respect to liabilities of its consolidated VIEs.
Tax Equity Financing (“TEF”) Arrangements
Consolidated VIEs include partnerships formed under TEF arrangements related to certain solar projects. These arrangements are entered into to monetize favorable U.S. tax treatments for solar power generation. In these TEF partnerships, an investor holds a noncontrolling interest and does not have substantive kick-out or participating rights. The sale of a membership interest in these TEFs is considered a sale of non-financial assets, and the interests sold to third-party investors are reflected as noncontrolling interests on the Group’s Consolidated Balance Sheets.
Earnings, tax attributes, and cash flows generated by the entities in which the Group holds a Class B membership are allocated among and distributed to the membership classes in accordance with the associated limited liability company agreements. These agreements specify disproportionate allocations between the investor and the Group until the investor recovers its investment and achieves a targeted cumulative return on investment. Once this target return is met, the relative sharing of profit or loss, cash distributions, and taxable income or loss, with the Group generally receiving higher percentages thereafter.
Given that these entities’ income and cash flows are not distributed based on ownership interest percentages, the Group allocates the entities’ income (loss) among the investors by applying the hypothetical liquidation at book value (HLBV) method. This method calculates the investor’s earnings based on a

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
hypothetical liquidation of the entities at the net book value of underlying assets as of the balance sheet date. The liquidation tax gain (loss) is allocated to the investor’s capital account, resulting in income (loss) equal to the period change in the investor’s capital account balance.
Noncontrolling Interests (“NCI”)
Noncontrolling interests in subsidiaries are identified separately from the parent’s equity. Those interests representing present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the noncontrolling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets, with the choice made on an acquisition-by-acquisition basis. Other noncontrolling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of noncontrolling interests is the amount of those interests at initial recognition plus the noncontrolling interests’ share of profit or loss and other comprehensive income.
Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance. Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company. For the periods ended January 3, 2026, December 28, 2024 and December 30, 2023, this is not material.
Foreign Currency
The Group’s consolidated financial statements are presented in U.S. dollars (“USD”), which is the Group’s presentational currency. At individual company level, the financial statements of the Group’s international subsidiaries are translated from functional currency to U.S. dollars for assets and liabilities at the balance sheet date, and average reporting period exchange rates for the period for revenue and expenses. Translation adjustments are recorded within accumulated other comprehensive loss in the Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity. Foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency are included within operating income in the Consolidated Statements of Income.
Income Taxes
The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for financial statements and for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.
The Company’s deferred tax assets are evaluated for realization and reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Many factors are considered when assessing whether it is more likely than not that the deferred tax assets will be realized, including historical operating results, expectations of future taxable income, carry-forward periods, and other relevant quantitative and qualitative factors. The recoverability of the deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of existing taxable temporary differences, carryback availability, forecasted operating earnings and prudent and feasible tax planning strategies.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
The Company records an unrecognized tax benefit resulting from tax positions taken or expected to be taken in a tax return when the tax position is not more likely than not to be sustained. The tax benefits recognized in the consolidated financial statements from recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Judgment is required in evaluating tax positions and determining unrecognized tax benefits. The Company re-evaluates the technical merits of its tax positions and may recognize the benefit of a tax position in certain circumstances, including when: (1) a tax examination is completed; (2) applicable interpretations of tax laws change, including through a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. The Company presents interest and penalties related to income tax within interest expense, net and within selling, general and administrative expenses, respectively, in the Company’s Consolidated Statements of Income.
Financial Instruments
The activities of the group expose it directly to the financial risks of changes in foreign currency exchange rates and interest rates. The Group implements both hedging and non-hedging activities to address these exposures. All derivatives, whether designated in hedging relationships or not, are recorded in the Consolidated Balance Sheets at fair value. They are considered to be Level 1 as the valuation is based on quoted market prices at the end of the reporting period. Currently, the Group’s agreements do not require cash collateral.
Non-Hedging
If a derivative is not designated as an accounting hedge, such as forward contracts periodically used by the Company to limit foreign currency exchange rate exposure on net income (loss), the change in fair value is recorded in earnings. The Group does not use derivative financial instruments for speculative purposes. Derivatives are initially recorded and subsequently measured at fair value, which is calculated using standard industry valuation techniques in conjunction with observable market data. The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at the reporting date. The treatment of changes in fair value of derivatives depends on the derivative classification.
Hedging
The Group uses forward foreign exchange contracts, currency options and interest rate swaps to hedge foreign currency exchange rates and interest rates. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the selling, general and administrative expenses when the hedged item affects earnings. The movement in the hedging reserve is shown in the Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in selling, general and administrative expenses. This effectiveness testing is re-performed at each reporting period end to ensure that the hedge remains highly effective (on a prospective and retrospective basis).
Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. At that time any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction occurs when it is reclassified to the Consolidated Statements of Income as described above. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to selling, general and administrative expenses.
Mezzanine Equity
The Group has issued redeemable preference shares that it has determined are a financial instrument with both equity and debt characteristics and is classified as mezzanine equity in the Group’s consolidated financial statements. The instrument was initially recognized at fair value at the issuance date. The Group reassesses whether the instrument is currently redeemable or probable to become redeemable in the future as

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
of each reporting date, in which, if the instrument meets either criterion, the Group will accrete the carrying value to the redemption value based on the effective interest method over the remaining term. To assess classification, the Group reviews all features of the instrument, including mandatory redemption features and conversion features that may be substantive. All financial instruments that are classified as mezzanine equity are evaluated for embedded derivative features by evaluating each feature against the nature of the host instrument (e.g., more equity-like or debt-like). Features identified as embedded derivatives that are material are recognized separately as a derivative asset or liability in the consolidated financial statements. The Group has evaluated its redeemable preference shares and determined that its nature is that of an equity host and no material embedded derivatives exist that would require bifurcation on its Consolidated Balance Sheets.
Government Grants
Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to them and that the grants will be received. The Group has received certain grants including investment tax credits (“ITCs”) and New York State Energy Research and Development Authority (“NYSERDA”) grants which are linked to the construction of renewable power projects. Government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets (including property, plant, and equipment) are recognized as deferred income in the Consolidated Balance Sheets and transferred to other income in the Consolidated Statements of Income on a systematic and rational basis over the useful lives of the related assets or on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates include but are not limited to revenue, valuation of intangible assets, benefit plans, unrecognized tax benefits and valuation allowances in respect of deferred tax assets. Actual results could ultimately differ from those estimates.
New Accounting Pronouncements Issued but not yet Adopted
Expense Disaggregation Disclosure.   In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)” (“ASU 2024-03”), which improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of services, selling, general, and administrative expenses, and research and development expenses). This ASU is effective for fiscal years beginning after December 15, 2026 and early adoption is permitted. The amendments in this ASU can be applied prospectively or retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.
Accounting for Government Grants Received by Business Entities.   In December 2025, the FASB issued Accounting Standards Update No. 2025-10, “Government Grants (Topic 832)” (“ASU 2025-10”), which adds guidance to ASC 832, Government Assistance, on the recognition, measurement, and presentation of government grants. In the absence of such guidance, many for-profit entities historically have analogized to other standards, including IAS 20 or ASC 958-605, when accounting for government grants. In developing the ASU’s recognition and measurement framework, the FASB largely leveraged the guidance in IAS 20. This ASU is effective for fiscal years beginning after December 15, 2029, including interim periods within those

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
fiscal years. Early adoption is permitted. The amendments in this ASU can be applied prospectively or retrospectively. The Company is evaluating the effect of adopting this new accounting guidance; however, it does not expect the adoption to have a material impact on its consolidated financial statements.
Recently Adopted Accounting Pronouncements
Improvements to Reportable Segment Disclosures.   In November 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company has adopted this guidance and is reflected in its consolidated financial statements and related disclosures.
Improvements to Income Tax Disclosures.   In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to foreign, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption was permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted the standard during the fiscal year ended January 3, 2026 and has chosen to apply this guidance prospectively.
3.   Property, Plant, and Equipment, net
Property, plant, and equipment, net consist of the following:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Freehold Properties	124	111
Short leasehold properties	16	11
Equipment fleet	3,395	2,432
Vehicles, plant & equipment	200	166
Solar	230	158
Solar projects under construction	61	89
Less: accumulated depreciation	(1,340)	(912)
Property, plant, and equipment, net	2,686	2,055
The Group follows the practice of charging routine maintenance and repairs, including the cost of minor replacements, to cost of services. Costs of major replacements which extend the useful life of the asset are capitalized and depreciated. Depreciation expense for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, was $408 million, $339 million, and $309 million, respectively.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4.   Segment Reporting
The Group has three reportable segments which reflect the manner in which its chief operating decision maker (“CODM”) reviews and allocates resources. Each of the Group’s three segments has a regional president responsible for a business unit: (1) the Americas, (2) Europe, and (3) AMEAPAC. The Group’s CODM compares budget to actual results and year-over-year variances for key performance metrics and significant expenses to evaluate the performance of the segments and make decisions regarding the allocation of resources.
The Americas segment serves customers in the United States, Canada, and Latin America with a focus on providing temporary power generation, energy services, and temperature control solutions to a wide range of industries and customers. This includes the Group’s expanding portfolio of storage and renewables products such as battery storage and solar development and operations.
The Europe segment serves customers in the United Kingdom, France, Germany, Netherlands, Italy, and other various EU countries with a focus on delivering temporary and distributed energy solutions, particularly to support more efficient energy transitions, grid stability, industrial operations, and events to a wide range of industries and customers.
The AMEAPAC segment serves customers in Africa, the Middle East and Asia Pacific largely centered around power provision in emerging markets, remote locations, and industrial hubs, often where grid infrastructure is weak, unreliable, or non-existent.
The Company does not allocate interest expense, interest income, or income taxes to segments. Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties. All inter-segment net revenue was less than $1 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4.   Segment Reporting (Continued)
The table below presents net revenues, significant segment expenses, and Segment Adjusted EBITDA by reportable segment; the latter being regularly provided to the CODM as the Company’s primary measure of operating performance.
(in millions of USD)	Americas	Europe	AMEAPAC	Total
For the Year Ended January 3, 2026
Net revenues	1,797	849	770	3,416
Less: segment significant expenses:(1)
Cost of sales(2)	(449)	(275)	(143)	(867)
Distribution costs(3)	(508)	(237)	(199)	(944)
Administrative expenses(4)	(76)	(52)	(62)	(190)
Other segment items(5)	(16)	(24)	(10)	(50)
Segment Adjusted EBITDA	748	261	356	1,365
Unallocated group function expenses(6)				(105)
Depreciation and amortization				(543)
Interest expense, net				(647)
Remeasurement of post-employment benefits				(1)
Strategic review costs(7)				(29)
Gain on disposal of business(8)				7
Acquisition costs				(4)
Income before income taxes and discontinued operations				43
For the Year Ended December 28, 2024
Net revenues	1,523	581	750	2,854
Less: segment significant expenses:(1)
Cost of sales(2)	(389)	(167)	(142)	(698)
Distribution costs(3)	(446)	(175)	(190)	(811)
Administrative expenses(4)	(61)	(41)	(63)	(165)
Other segment items(5)	—	(10)	(15)	(25)
Segment Adjusted EBITDA	627	188	340	1,155
Unallocated group function expenses(6)				(100)
Depreciation and amortization				(458)
Interest expense, net				(288)
Strategic review costs(7)				(8)
Acquisition costs				(8)
Restructuring costs(9)				1
Income before income taxes and discontinued operations				294

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4.   Segment Reporting (Continued)
(in millions of USD)	Americas	Europe	AMEAPAC	Total
For the Year Ended December 30, 2023
Net revenues	1,313	505	687	2,505
Less: segment significant expenses:(1)
Cost of sales(2)	(325)	(145)	(120)	(590)
Distribution costs(3)	(374)	(139)	(178)	(691)
Administrative expenses(4)	(59)	(34)	(60)	(153)
Other segment items(5)	(18)	(9)	(34)	(61)
Segment Adjusted EBITDA	537	178	295	1,010
Unallocated group function expenses(6)				(107)
Depreciation and amortization				(416)
Interest expense, net				(369)
Remeasurement of postemployment benefits				(7)
Other non-operating expenses, net				(23)
Acquisition costs				(23)
Restructuring costs				(21)
Income before income taxes and discontinued operations				44

(1)
Significant segment expenses are those regularly provided to the CODM to assess segment performance. That information is prepared under local UK statutory accounting policies where there are certain differences compared to U.S. GAAP, in particular in relation to the accounting for leases. These U.S. GAAP differences are included in other segment items.

(2)
Cost of sales consists of consumables such as fuel and freight, service materials costs (including cost of inventory) on the maintenance of the fleet.

(3)
Distribution costs relate to service engineers and service centers and include labor costs, travel, facility or location costs, communication costs and advertising costs.

(4)
Administrative expenses relate to regional and central head offices and include labor costs, travel, facility or location costs, communication costs and advertising costs.

(5)
Other segment expenses relate primarily to U.S. GAAP differences, the most significant of which is the alignment of accounting for leases with ASC 842, Leases. Charges for allowances for doubtful debts and other income and expenses are also included.

(6)
Unallocated group function expenses relate to costs from central corporate functions that support the business but are not allocated to reportable segments. These include corporate services such as finance, legal and human resources, and are reported separately from segment results.

(7)
Strategic review costs relate to strategic reviews of the business including market studies conducted and the initial public offering (“IPO”) readiness project.

(8)
Gain on disposal of business relates to the Group’s businesses in Burkina Faso.

(9)
The credit related to restructuring costs for the year ended December 28, 2024 is related to the release of an accrual no longer needed for costs related to the restructuring of the Group in the AMEAPAC business.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4.   Segment Reporting (Continued)
The following table summarizes total assets and goodwill by reportable segment:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Segment assets
Americas	4,055	3,386
Europe	1,743	1,139
AMEAPAC	1,425	1,264
Total segment assets	7,223	5,789
Group function assets	176	162
Tax and finance assets	263	184
Retirement benefit surplus	8	8
Assets held for sale	—	100
Total assets	7,670	6,243
Goodwill
Americas	1,329	1,260
Europe	523	317
AMEAPAC	221	201
Total goodwill	2,073	1,778
The following table summarizes additional financial information by reportable segment:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Capital expenditures
Americas	608	385	326
Europe	202	177	119
AMEAPAC	165	163	114
Total capital expenditures from continuing operations	975	725	559
Capital expenditures from discontinued operations	19	29	33
Total capital expenditures	994	754	592

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4.   Segment Reporting (Continued)
Geographic revenue is attributed to the geographic regions based on their location of origin. With the exception of the U.S. as presented in the following table, there were no individually significant countries with revenues exceeding 10% of total revenue for the years ended January 3, 2026, December 28, 2024, or December 30, 2023. There were no individually significant customers with revenue exceeding 10% of total revenue for the years ended January 3, 2026, December 28, 2024, or December 30, 2023.
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Net Revenues
Americas
United States	1,299	1,029	859
Other Americas	512	498	459
Europe
United Kingdom	233	179	165
Other European Countries	589	396	330
AMEAPAC	783	752	692
Total net revenues	3,416	2,854	2,505
Long-lived assets include property, plant, and equipment, net of depreciation, right-of-use assets, and contract fulfilment assets, excluding deferred tax assets, goodwill, other long-term assets, and other intangible assets. Long-lived segment assets by geographic area were as follows:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Long-lived Assets
Americas
United States	1,368	993
Other Americas	291	212
Europe
United Kingdom	243	194
Other European Countries	422	285
AMEAPAC	660	568
Total segment long-lived assets	2,984	2,252
Other Group	58	57
Total long-lived assets	3,042	2,309
5.   Discontinued Operations and Held for Sale
On March 1, 2022, the Group announced its decision to sell its Eurasia business, which comprised the Group’s businesses in both Russia (Aggreko Eurasia LLC) and Kazakhstan (Aggreko Kazakhstan LLP), hereafter together referred to as Aggreko Eurasia. From the date of the announcement of its intention to divest Aggreko Eurasia, the Group ring-fenced the business in response to sanction regulations and implemented arrangements so that it was operated independently from the wider corporate group and led by the Group’s Russian management team and launched a sale process, supported by financial and legal

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5.   Discontinued Operations and Held for Sale (Continued)
advisors that ultimately concluded in November 2025. The decision to sell the Aggreko Eurasia business was considered a strategic shift due to the strategic importance of the Aggreko Eurasia business and associated geographical area to the Group’s shareholders, debt investors, rating agencies, the Group’s people, and the Group’s other stakeholders. On June 30, 2022, the Group concluded that Aggreko Eurasia should be classified as an asset group held for sale and classified as a discontinued operation in the Group’s consolidated financial statements and notes.
During the year ended December 30, 2023, the Group engaged with interested parties regarding the potential sale of Aggreko Eurasia. As of December 30, 2023, the Group assessed that the criteria to present the Aggreko Eurasia business’ assets and liabilities as held for sale continued to be met given the business was available for immediate sale in its present condition and that a sale within one year was considered probable.
During the year ended December 28, 2024, the Group continued to engage with interested parties and on December 23, 2024, Aggreko agreed Heads of Terms with an interested third party, on a transaction for the sale and purchase of Aggreko Eurasia for a consideration of Russian Ruble (“RUB”) 2.26 billion ($28 million) for Aggreko Eurasia LLC and up to Kazakhstani Tenge (“KZT”) 4.5 billion ($7 million) for Aggreko Kazakhstan LLP, subject to relevant regulatory clearances. The filings for the principal regulatory clearances in Russia and Kazakhstan were submitted on or around December 23, 2024. As of December 28, 2024, the Group assessed that the criteria to present the Aggreko Eurasia business’ assets and liabilities as held for sale continued to be met given the business was available for immediate sale in its present condition and that a sale within one year was considered probable.
The Russian Central Bank approved the transaction on January 16, 2025. The Kazakh Anti-Monopoly Authorities approved the transaction on March 4, 2025. Approval of the transaction by the President of the Russian Federation, issued pursuant to Section 5 of Presidential Decree No. 520, was received on May 26, 2025. No regulatory approvals were required in the UK.
A binding sales and purchase agreement (“SPA”) for the sale of Aggreko Eurasia LLC was signed on August 23, 2025. The sale of Aggreko Eurasia LLC was completed on November 19, 2025, for a consideration of RUB 2.26 billion ($28 million). Complete ownership and control of Aggreko Eurasia LLC have been transferred to the purchaser.
Aggreko Kazakhstan LLP was no longer included within the perimeter of the transaction agreed with the buyer of Aggreko Eurasia LLC. The operational separation of Aggreko Kazakhstan LLP from Aggreko Eurasia LLC completed on October 31, 2025, at which time Aggreko Kazakhstan LLP ceased to be presented as held for sale, resulting in its inclusion within continuing operations and re-commencing of depreciation on assets held by the entity.
Prior to the completion of the sale, management reviewed the carrying value of the net assets held for disposal and concluded that an impairment was required to reduce the value to the fair value, less cost of disposal ($24 million representing sale proceeds of $28 million less transaction costs of $4 million). Therefore, during the year ended January 3, 2026, an impairment loss of $83 million was recorded in relation to Aggreko Eurasia LLC. Impairment losses of $107 million and $99 million were recorded during the years ended December 28, 2024 and December 30, 2023, respectively. The impact of the impairment losses recorded in each of the three reporting periods is recognized within net loss from discontinued operations, net of tax expense in the Consolidated Statements of Income.
As part of the disposition of Aggreko Eurasia LLC, the Group received $24 million in net consideration and disposed of $80 million in cash and cash equivalents, resulting in a net disposal cash flow of $56 million.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5.   Discontinued Operations and Held for Sale (Continued)
Summarized Financial Information of Discontinued Operations
The loss of the discontinued operation, after elimination of intercompany transactions, is as follows:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Revenue	128	114	123
Operating expenses:
Cost of services	(61)	(60)	(59)
Selling, general and administrative expenses	—	(6)	(4)
Impairment loss	(83)	(107)	(99)
Total operating expenses, net	(144)	(173)	(162)
Operating loss	(16)	(59)	(39)
Other income:
Net finance income	9	4	2
Loss from discontinued operations before income tax expense	(7)	(55)	(37)
Income tax expense	(15)	(8)	(9)
Net loss from discontinued operations	(22)	(63)	(46)
The table below presents cash flows from discontinued operations for major captions in the Consolidated Statements of Cash Flows:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Net cash provided by discontinued operating activities	54	48	12
Net cash used in discontinued investing activities	(19)	(29)	(30)
Net increase (decrease) in cash and cash equivalents	35	19	(18)
Cash and cash equivalents at beginning of the period	41	28	54
Exchange gain (loss) on cash and cash equivalents	11	(6)	(8)
Cash and cash equivalents at date of disposal or end of period(1)	87	41	28

(1)
Cash and cash equivalents at the date of disposal includes $80 million relating to Aggreko Eurasia LLC which was disposed of and $7 million relating to Aggreko Kazakhstan LLP which was reclassified to continuing operations when it was removed from ring-fencing as it no longer met the held for sale criteria.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5.   Discontinued Operations and Held for Sale (Continued)
The following table represents the carrying amount of assets and liabilities, by major class, classified as held for sale on the Group’s Consolidated Balance Sheet as of December 28, 2024:
(in millions of USD)	As of December 28, 2024
Cash and cash equivalents	41
Accounts receivable, net	24
Contract assets	6
Inventories, net	29
Current assets held for sale	100

Non-current assets held for sale	120
Total assets held for sale	220
Impairment of asset group(1)	(120)
Total assets held for sale, net	100

Accounts payable	(12)
Current liabilities held for sale	(12)

Non-current liabilities held for sale	(4)
Total liabilities held for sale	(16)
Additional liability for full write-down(1)	(86)
Total liabilities held for sale, net	(102)

(1)
In connection with the held for sale classification the Company recognized accumulated impairment losses totaling $107 million, which were allocated to long-lived assets with a carrying amount of $120 million. In 2024, the Company recorded an additional write-down loss of $99 million. Of this amount, $13 million was allocated to the remaining long-lived assets, which were fully written down. The remaining impairment loss has been disclosed as an additional liability to reflect the write-down loss in excess of the carrying amount of the long-lived assets.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6.   Goodwill
The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. As discussed in Note 4 — Segment Reporting, the Group has three reporting units: (1) Americas, (2) Europe, and (3) AMEAPAC. The changes in the carrying amount of goodwill by reportable segment for the years ended January 3, 2026 and December 28, 2024, are as follows:
(in millions of USD)	Americas	Europe	AMEAPAC	Consolidated
Balance as of December 30, 2023	1,267	284	202	1,753
Goodwill acquired during year	4	40	—	44
Currency translation adjustment	(11)	(7)	(1)	(19)
Balance as of December 28, 2024	1,260	317	201	1,778
Goodwill acquired during year	—	177	7	184
Currency translation adjustment	69	29	13	111
Balance as of January 3, 2026	1,329	523	221	2,073
Refer to Note 18 — Acquisitions for further information regarding the Company’s acquisitions. The Company performed the required annual impairment tests for goodwill for the years ended January 3, 2026, December 28, 2024 and December 30, 2023 and found no impairment.
7.   Other Intangible Assets, net
The intangible assets balance as of January 3, 2026, is reflected below (in millions of USD except otherwise noted):
	Weighted Average Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
Brand	10	217	94	123
Customer relationships	13	460	160	300
Total intangible assets		677	254	423
The intangible assets balance as of December 28, 2024, is reflected below (in millions of USD except otherwise noted):
	Weighted Average Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
Brand	10	196	71	125
Customer relationships	13	386	118	268
Total intangible assets		582	189	393
During the year ended January 3, 2026, in conjunction with the Group’s acquisitions of Mobil in Time (MiT) and Krill Generadores (See Note 18 — Acquisitions), the Group acquired brands of $9 million and customer relationships of $51 million, which had a weighted average amortization period at acquisition of 10 years and 9 years, respectively.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7.   Other Intangible Assets, net (Continued)
During the year ended December 28, 2024, in conjunction with the Group’s acquisitions of Resalta and Infiniti (See Note 18 — Acquisitions), the Group acquired brands of $7 million and customer relationships of $10 million, which had a weighted average amortization period at acquisition of 10 years and 37 years, respectively.
Amortization expense of intangible assets was $53 million, $49 million, and $56 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. Estimated amortization expense for the next five years is as follows (in millions of USD):
2026	56
2027	55
2028	52
2029	47
2030	47
8.   Revenue from Contracts with Customers
Disaggregation of Revenue
The Group disaggregates revenue from contracts with customers into segments (geographic regions) and by sector as they represent the most appropriate depiction of how the nature, amount and timing of revenues and cash flows are affected by economic factors. Refer to Note 4 — Segment Reporting for revenue by segment. The following table presents net revenues by sector.
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Sector
Utilities	908	811	743
Oil & gas	339	286	271
Petrochemical & refining	260	276	250
Building services & infrastructure	455	373	266
Events	229	184	163
Manufacturing	183	159	157
Mining	214	213	201
Data centers	391	196	96
Other	437	356	358
Total net revenues	3,416	2,854	2,505

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8.   Revenue from Contracts with Customers (Continued)
Contract Balances
The following table summarizes the Group’s contract fulfilment assets and deferred income:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Current contract fulfilment assets	51	41
Non-current contract fulfilment assets	119	100
Total contract fulfilment assets	170	141

Current deferred income	112	72
Non-current deferred income	67	44
Total deferred income	179	116
The increase in contract fulfilment assets is correlated to the increased revenue volume across the Group and due to timing of mobilization costs for the fulfilment of current and future performance obligations across the Group related to providing customers with contracted goods and services.
The increase in deferred income was primarily attributable to Investment Tax Credits sold to a Tax Equity Investor for which revenue is deferred and increased activity.
Changes in deferred income during the period are as follows:
(in millions of USD)	January 3, 2026	December 28, 2024
Balance as of beginning of period	116	54
Deferral of revenue	65	76
Recognition of unearned revenue	(7)	(12)
Translation adjustment	5	(2)
Balance as of end of period	179	116
Non-current deferred income is included in the Consolidated Balance Sheets within other long-term liabilities.
Changes in contract fulfilment costs during the period are as follows:
(in millions of USD)	January 3, 2026	December 28, 2024
Balance as of beginning of period	141	103
Capitalized in period	67	80
Provision created for future demobilization costs	10	19
Amortized to the Consolidated Statements of Income	(59)	(51)
Translation adjustment	11	(10)
Balance as of end of period	170	141
The Group recorded $59 million, $51 million, and $40 million related to amortization of contract fulfilment costs for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8.   Revenue from Contracts with Customers (Continued)
This has been included within depreciation and amortization in the Consolidated Statements of Income. There were no material impairment losses on contract fulfilment costs for any period presented.
9.   Inventories, net
Inventories consist of the following:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Finished goods	6	4
Raw materials and consumables	382	332
Work in progress	21	22
Inventories, net	409	358
The write down of inventories to net realizable value amounted to $5 million, $10 million, and $7 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.
10.  Accounts Receivable
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Accounts receivable	778	658
Less: allowances for credit losses of accounts receivable	(98)	(94)
Accounts receivable, net of allowances	680	564
Credit quality of accounts receivables
The table below analyses the movements on the Group’s provision for credit losses of accounts receivable are as follows:
(in millions of USD)	January 3, 2026	December 28, 2024
Balance as of beginning of period	94	106
Provision for credit losses	19	8
Write-offs	(21)	(16)
Currency translation	6	(4)
Balance as of end of period	98	94
In determining the expected credit losses (as explained in the accounts receivable accounting policy in Note 2 — Summary of Significant Accounting Policies), one of the factors taken into account is the level of security obtained. The Group seeks to secure advance payments and guarantees as the Group considers that the security obtained is effective in mitigating credit risk.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10.  Accounts Receivable (Continued)
The following is a summary of the past due receivables:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
1-30 days past due	144	153
31-60 days past due	57	73
61-90 days past due	33	35
91-180 days past due	57	48
181-365 days past due	55	32
More than 365 days past due	44	55
11.  Accounts Payable
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Accounts payable	171	205
Accounts payable – supplier factoring facility	27	22
Total accounts payable	198	227
The value of trade and other payables quoted in the table above also represents the fair value of those items.
The Group participates in a supply chain finance program in Brazil under which its suppliers may elect to receive early payment of their invoice from a bank by factoring their receivable from the Group. Under the arrangement, the bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later date. The principal purpose of this program is to facilitate efficient payment processing and enable the willing suppliers to sell their receivables due from the Group to a bank before their due date. The facilities have the effect of extending the payment terms of the Group’s Brazilian business to fuel supplies by approximately 60 days in return for a fee. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating. The Group does not incur any additional interest towards the bank on the amounts due to the suppliers.
Activity related to the Group’s supplier factoring facility is as follows:
(in millions of USD)	January 3, 2026	December 28, 2024
Balance as of beginning of the period	22	40
Invoices confirmed during the year	152	124
Confirmed invoices paid during the year	(147)	(142)
Balance as of end of the period	27	22
The Group has not derecognized the original liabilities to which the arrangement applies because neither a legal release was obtained, nor the original liability was substantially modified on entering into the arrangement. The Group discloses the amounts factored by suppliers within trade payables because the nature and function of the financial liability remain the same as those of other trade payables but discloses disaggregated amounts in the notes.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11.  Accounts Payable (Continued)
The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating (i.e., payments for the purchase of goods and services). The payments to a supplier by the bank are considered non-cash transactions and amounted to $147 million, $142 million, and $123 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.
12.  Debt
The Group’s outstanding debt is as follows:
	As of
(in millions of USD)	Interest Rate	Due	January 3, 2026	December 28, 2024
Short Term:
Current portion of long-term debt			98	103
Long Term:
USD Redeemable Senior Secured Notes	6.125%	2026	—	565
EUR Redeemable Senior Secured Notes	5.25%	2026	—	470
EUR Redeemable Senior Secured Notes	5.375%	2030	996	—
USD Redeemable Senior Secured Notes	7.00%	2030	1,400	—
USD Redeemable Senior Notes	8.75%	2027	—	450
USD Senior Term Facility Agreement	4.25%	2029	—	1,178
EUR Senior Term Facility Agreement	4.25%	2029	—	1,276
USD Senior Term Facility Agreement	3.00%	2031	1,397	—
EUR Senior Term Facility Agreement	3.00%	2031	1,507	—
Resalta Financing Agreement			18	22
Other Financing Agreements			65	10
Construction Loans(a)			43	44
Drawings on revolving credit facility			432	—
Total debt (including accrued interest)			5,956	4,118
Less: unamortized debt issuance costs			(71)	(15)
Less: current portion of long-term debt			(98)	(103)
Total long-term debt			5,787	4,000

(a)
Pertains to failed sales leasebacks that constitute financing arrangements as indicated below.

Long-term Debt
Redeemable Senior Secured Notes
6.125% Senior Secured Notes due 2026 and 5.25% Senior Secured Notes due 2026.   In October 2021, the Group issued $565 million of 6.125% Senior Secured Notes due 2026 and €450 million of 5.25% Senior Secured Notes due 2026 (the “Redeemed Senior Secured Notes”). The Redeemed Senior Secured Notes were due to mature on October 15, 2026. In May 2025, the Redeemed Senior Secured Notes were redeemed and discharged in full with the proceeds of the Senior Secured Notes (as defined below).

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12.  Debt (Continued)
8.75% Senior Notes due 2027.   In October 2021, Albion Financing 2 S.à r.l. (“Finco 2”) issued $450 million aggregate principal amount of 8.75% Senior Notes due 2027 (the “Redeemed Senior Notes”). The Redeemed Senior Notes were due to mature on April 15, 2027. In May 2025, the Redeemed Senior Notes were redeemed and discharged in full with the proceeds of the Senior Secured Notes.
7% Senior Secured Notes due 2030 and 5.375% Senior Secured Notes due 2030.   In May 2025, the Group issued $1,400 million of 7% Senior Secured Notes due 2030 and €850 million aggregate principal amount of 5.375% Senior Secured Notes due 2030 (the “Senior Secured Notes”). The Senior Secured Notes are due to mature on May 21, 2030. The Senior Secured Notes are guaranteed and are secured on a pari passu basis by liens on substantially all of the guarantors’ assets that secure the Senior Term Loan Facilities and the Revolving Facilities. The indenture governing the Senior Secured Notes contains certain restrictive covenants, including, among others, limitations on (i) liens; (ii) additional indebtedness; (iii) mergers, consolidations and acquisitions; (iv) sales, transfers and other dispositions of assets; (v) dividends and other distributions, investments, loans, redemptions and other restricted payments; (vi) restrictions affecting subsidiaries; (vii) transactions with affiliates; and (viii) designations of unrestricted subsidiaries, as well as a requirement to timely publish periodic reports. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow the Group and certain of its subsidiaries to engage in these activities under certain conditions. The indenture also requires that, in the event of a change of control the Group must make an offer to purchase all of the then-outstanding Senior Secured Notes tendered at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.
Senior Term Loan Facilities
On July 31, 2021, the Group entered into a credit facility agreement, as amended and extended, on July 8, 2024, and as last amended on July 1, 2025 (the “Senior Term Facilities Agreement”). Both instances where the Group amended the credit facility agreement were recognized as debt extinguishments. As of the July 8, 2024 amendment, the Senior Term Facilities Agreement consists of (i) a $1,190 million term loan facility denominated in U.S. dollars and (ii) a €1,155 million term loan facility denominated in euros. This amendment resulted in a $29 million loss on extinguishment. These were amended on July 1, 2025, to (i) a $1,418 million term loan facility denominated in U.S. dollars and (ii) a €1,285 million term loan facility denominated in euros.
The facilities under the Senior Term Facilities Agreement are guaranteed by the same entities that guarantee the borrowings under the RCF. The Senior Term Facilities Agreement also includes the same guarantor coverage threshold. In addition, the obligations under the Senior Term Loan Facilities are secured by first priority security interests in the same collateral that secures the borrowings under the Revolving Facilities, on a pari passu basis with the Revolving Facilities. The Senior Term Loan Facilities mature on May 21, 2031. The loans under the dollar term facility will bear interest at a rate per annum equal to Term SOFR, plus an applicable margin of 3% per annum, subject to a floor of 0.5%. Loans under the euro term facility shall bear interest at a rate per annum equal to EURIBOR plus an applicable margin of 3% per annum.
The Senior Term Facilities Agreement also requires certain members of the Group to observe certain affirmative covenants, including covenants relating to maintenance of guarantor coverage threshold on an annual basis and also contains an information covenant, as in the Revolving Facilities Agreement. Under the Senior Term Loan Facilities, a change of control constitutes an event of default, entitling the Group’s lenders to, among other things, terminate the Senior Term Loan Facilities and require the Group to repay outstanding loans.
Subsequent to the end of the fiscal year 2025, on January 15, 2026, the Group raised incremental borrowings of $715 million and €407 million pursuant to a joinder agreement, dated January 8, 2026, to the Senior Term Facilities Agreement. Following such incremental borrowings, the Senior Term Facilities

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12.  Debt (Continued)
Agreement consists of (i) a $2,126 million term loan facility denominated in U.S. dollars and (ii) a €1,692 million term loan facility denominated in euros. The Group has maintained the same interest margin for both the U.S. dollar- and the euro-denominated facility under the Senior Term Facilities Agreement.
Resalta Financing Agreement
Resalta BV and its subsidiaries, which were acquired during the year ended December 28, 2024, have entered into a receivables financing framework agreement, providing for the sale and transfer of receivables by Resalta to the third party in exchange for the consideration specified in the accompanying single receivables purchase agreements under such financing framework agreement (the “Resalta Receivables Financing”). As of January 3, 2026 and December 28, 2024, there is an aggregate amount of $18 million and $22 million, respectively, outstanding under the Resalta Receivables Financing arrangements. The specific terms relating to interest, repayment and conditions precedent vary by project and are indicated in the relevant single receivables purchase agreements.
Other Financing Agreements
AETS Refinancing Agreement (IPP North America)
On September 6, 2024, AETS Borrower I LLC (the “Borrower”), entered into a financing agreement, as amended and extended, and as last amended and restated on June 27, 2025 (the “AETS Financing Agreement”). The purpose of the Loan Facilities is to reimburse costs incurred with respect to the construction and acquisition of nine solar projects with a combined capacity of approximately 75 megawatts and satisfy the Borrower’s debt service reserve requirement.
The credit facilities under the AETS Financing Agreement consist of (i) a $66 million term loan facility (the “Term Loan Facility”) and (ii) a $4 million letter of credit facility (the “LC Facility”). The LC Facility and Term Loan Facility will mature on September 1, 2029, and September 6, 2029, respectively. The obligations of Borrower under the AETS Financing Agreement are secured by a first priority security interest in, among other things, all the assets of the Borrower. The AETS Financing Agreement also includes a financial covenant requiring Borrower to maintain a minimum debt service coverage ratio of not less than (i) 1.30:1.00 on the basis of a P50 Production Level, and (ii) 1.00:1.00 on the basis of a P99 Production Level.
Infiniti Financing Agreement
On December 6, 2023, Infiniti Energy Holdco Opco1 LLC (the “Borrower”) entered into a financing agreement. The purpose of this agreement is to provide funds to reimburse costs incurred in the construction and acquisition of various solar projects (with a combined capacity of approximately 22.46 megawatts) and to satisfy the Borrower’s debt service reserve requirement. The loan amount will not exceed $22 million. The Borrower has been granted a first priority perfected security interest in the assets securing the loan. As of December 28, 2024, the Group has drawn $22 million on the Infiniti credit facility, and all outstanding loans were repaid in full on March 31, 2025.
Construction Loans
The Company entered into failed leaseback arrangements as part of certain transactions. As it relates to the acquisition of Infiniti, the Group entered into a borrowing agreement to receive cash in exchange for investment tax credits related to the development of solar projects. The terms of the agreement were entered into 2022 and will expire in 2031, with a purchase option in 2027 for the Group.
As part of the failed leaseback transaction related to Infiniti, the purchase option is considered a derivative that would require bifurcation. In lieu of bifurcating this feature in the agreement, the Group has elected the fair value option for the Infiniti construction loan liability and will record changes in the fair

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12.  Debt (Continued)
value within the financial statements at the end of each reporting period. The fair value was measured using a discounted cashflow model. This is a level 3 financial instrument as the valuation is based on significant unobservable inputs at the end of the reporting period. In valuing the Infiniti liability, the Group considers significant inputs to the terms of the agreement, third – party valuation reports, and market conditions in determining the average discount rate, 6.5%, expected buyback period, 5 years, and useful life, 25 years. The Company assesses these assumptions and estimates on an ongoing basis as additional data impacting the assumptions and estimates are obtained. The value of the investment tax credits is determined based on the applicable percentage determined under Code Section 48(a) of U.S. Internal Revenue Code and expected development costs incurred for the project.
The fair value of the liability as of January 3, 2026 and December 28, 2024 was $16.8 million and $17.8 million, respectively. The gain (loss) recorded in interest expense, net for the year ended January 3, 2026 and December 28, 2024 pertaining to the liability was $1 million and $0.6 million, respectively.
Revolving Facilities
On July 31, 2021, the Group entered into a revolving facilities agreement, as subsequently amended and extended, and as last amended by an amendment and restatement agreement dated May 14, 2025 (the “Revolving Facilities Agreement”). The Revolving Facilities Agreement provides for credit facilities of up to $1,195 million, comprising a revolving credit facility of $980 million (the “RCF”) and a bonding facility of $215 million (the “Bonding Facility” and, together with the RCF, the “Revolving Facilities”). The Group had outstanding drawings of $432 million and $0 as of January 3, 2026 and December 28, 2024. Loans under the Revolving Facilities Agreement initially bear interest at the aggregate of 2.75% per annum plus SOFR, or EURIBOR or SONIA, as applicable. The margin for each loan is subject to adjustment by reference to the consolidated senior secured leverage ratio. Commitment fees are payable on the aggregate undrawn and uncancelled amount of the RCF at a rate of 35% of the applicable margin per annum.
The Revolving Facilities Agreement requires that the consolidated leverage ratio in respect of each period of twelve months ending on any quarter date shall not be greater than 7.50:1.00. The Revolving Facilities Agreement also requires the Group to observe certain affirmative covenants, including covenants relating to maintenance of guarantor coverage threshold. It also includes a guarantor coverage threshold which requires that the consolidated EBITDA represents not less than 80% of the consolidated EBITDA of the members of the restricted group. In addition, the obligations under the Revolving Facilities are secured by first priority security interests in the same collateral that secures the borrowings under the Senior Term Facilities, on a pari passu basis with the Senior Term Facilities. The borrowings under the Revolving Facilities are secured by certain first-ranking security interests over the assets of certain of the Group’s subsidiaries in Luxembourg, the United Kingdom (including Scotland), Cyprus, the Netherlands and the United States. Under the Revolving Facilities, a change of control or a sale of all or substantially all of the assets of the Group permits each lender to require the mandatory prepayment of all amounts due to that lender.
Loan Covenants and Compliance
As of January 3, 2026, the Group was in compliance with the covenants and other provisions of the Revolving Facilities, the Senior Term Loan Facilities and the Senior Secured Notes.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12.  Debt (Continued)
Maturity of Debt
The maturity profile of the borrowings was as follows:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Within 1 year, or on demand	98	103
Between 1 and 2 years	19	1,050
Between 2 and 3 years	20	465
Between 3 and 4 years	20	15
Between 4 and 5 years	2,850	2,429
Greater than 5 years	2,949	56
Total principal debt (including accrued interest)	5,956	4,118
Less: unamortized discount	(71)	(15)
Total debt	5,885	4,103
The Group recorded $658 million, $296 million, and $378 million of interest expense and $11 million, $8 million, and $9 million of interest income within interest expense, net in the Consolidated Statements of Income for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. Additionally, there was $357 million and $346 million of capitalized interest for the years ended January 3, 2026 and December 28, 2024, respectively.
13.  Leases
The Group has operating and finance leases for land and real estate in the form of office space and warehouses. The term for these leases ranges from 1 to 109 years. The Group also leases machinery and vehicles, which have terms ranging from 1 to 26 years.
The Group records its operating lease cost and amortization of finance lease right-of-use assets within cost of services and depreciation and amortization, respectively, in the Consolidated Statements of Income. The Group records its finance lease interest cost within interest expense, net in the Consolidated Statements of Income.
The components of lease expense are as follows:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Operating lease costs	47	39	32
Finance lease costs:
Amortization of right-of-use assets	23	19	11
Interest on lease liabilities	5	4	1
Total finance lease costs	28	23	12
Total lease expenses related to short-term leases were insignificant for the years ended January 3, 2026, December 28, 2024 and December 30, 2023.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
13.  Leases (Continued)
Supplemental cash flow information related to leases is as follows:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	49	40	34
Operating cash flows from finance leases	6	4	1
Financing cash flows from finance leases	18	16	12
Non-cash activities:
Operating lease ROU assets obtained in exchange for new lease liabilities	68	27	22
Financing lease assets obtained in exchange for new lease liabilities	47	46	10
The lease term and discount rate consisted of the following:
	As of
	January 3, 2026	December 28, 2024
Weighted-average discount rate:
Operating leases	8.12%	8.64%
Finance leases	7.53%	6.50%
Weighted-average remaining lease term (in years):
Operating leases	2.61	1.91
Finance leases	2.92	2.93
The table below reconciles the undiscounted future minimum lease payments under noncancelable leases with terms of more than one year to the total lease liabilities recognized in the Consolidated Balance Sheet as of January 3, 2026 (in millions of USD):
For the Fiscal Years	Operating Leases	Finance Leases
2026	44	26
2027	34	22
2028	28	19
2029	22	10
2030	17	3
Thereafter	74	11
Total lease payments	219	91
Less: interest	(54)	(15)
Present value of lease liabilities	165	76
The Group does not have any related party lease transactions that require disclosure as of January 3, 2026, December 28, 2024, or December 30, 2023.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes
For financial reporting purposes, income before income tax expense from continuing operations includes the following components:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
United Kingdom	(278)	67	(170)
United States	57	45	41
Other countries	264	182	173
Income before income tax expense	43	294	44
Income tax expense (benefit) allocated to continuing operations consists of:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Current:
United Kingdom	33	56	42
U.S. federal	3	24	18
U.S. state	2	4	3
Other countries	92	96	92
Total current tax expense	130	180	155
Deferred:
United Kingdom	(1)	(16)	(15)
U.S. federal	25	9	(2)
U.S. state	(4)	—	—
Other countries	(16)	24	5
Total deferred tax expense (benefit)	4	17	(12)
Total:
United Kingdom	32	40	27
U.S. federal	28	33	16
U.S. state	(2)	4	3
Other countries	76	120	97
Total income tax expense	134	197	143

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
Components of Income Tax Expense or Benefit
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Current tax expense, excluding the below	107	107	109
Deferred tax expense (benefit)	4	17	(12)
Changes in unrecognized tax benefits	(10)	21	10
State and local current tax expense	2	4	3
U.S. base erosion and anti-abuse tax	3	19	13
Other minimum alternative taxes	1	2	1
Withholding tax	27	27	19
Total income tax expense	134	197	143
As described in Recently Adopted Accounting Pronouncements in Note 2 — Summary of Significant Accounting Policies, the Group has elected to prospectively adopt the guidance in ASU 2023-09.
The differences between income taxes expected at the United Kingdom statutory income tax rate of 25.0%, 25.0%, and 23.5% for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively, and the reported income tax (benefit) expense are summarized as follows. The UK rate is used because the parent company is domiciled in the UK.
Rate Reconciliation
	For the Year Ended January 3, 2026
(in millions of USD except percentages)	Amount	Percent
Expected income tax expense at statutory income tax rate of 25%	11	25.0%
UK tax effects:
Transfer pricing adjustments	15	34.9%
Non-taxable and non-deductible items
Non-deductible foreign exchange losses	60	139.5%
Non-deductible legal and professional fees	7	16.3%
Change in valuation allowance	6	14.0%
Prior year adjustment	(5)	(11.6)%
Cross – border taxes – Pillar 2 top-up taxes	8	18.6%
Other	(4)	(8.9)%

Foreign tax effects:
USA
Prior year adjustment	3	7.0%
State and local income taxes	(2)	(4.7)%
U.S. base erosion and anti-abuse tax	3	7.0%
Change in valuation allowance	4	9.3%
Statutory income tax rate difference	(2)	(4.7)%

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
	For the Year Ended January 3, 2026
(in millions of USD except percentages)	Amount	Percent
Other	(1)	(2.3)%
Argentina
Prior year adjustment	(2)	(4.7)%
Change in valuation allowance	3	7.0%
Australia
Prior year adjustment	(4)	(9.3)%
Brazil
Statutory income tax rate difference	4	9.3%
Costa Rica
Prior year adjustment	(3)	(7.0)%
Egypt
Prior year adjustment	2	4.7%
France
Prior year adjustment	1	2.3%
Other	2	4.7%
Iraq
Income exempt from taxation in Kurdistan region	(5)	(11.6)%
Prior year adjustment	(1)	(2.3)%
Other	(1)	(2.3)%
Puerto Rico
Statutory income tax rate difference	1	2.3%
Branch profits tax	1	2.3%
United Arab Emirates
Change in valuation allowance	(1)	(2.3)%
Transfer pricing adjustment	2	4.7%
Statutory income tax rate difference	(10)	(23.3)%
Venezuela
Prior year adjustment	3	7.0%
Other foreign jurisdictions
Non-taxable items	2	4.7%
Change in valuation allowance	11	25.6%
Prior year adjustment	(2)	(4.7)%
Withholding tax	28	65.1%
Minimum alternate tax	1	2.3%
Change in unrecognized tax benefits – current tax	(12)	(27.9)%
Change in unrecognized tax benefits – deferred tax	11	25.6%
Total income tax expense	134	311.6%

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
Income taxes paid by the Company are as follows:
(in millions of USD)	For the Year Ended January 3, 2026
United Kingdom	57
U.S. federal	8
U.S. state	7
Other countries	97
Total cash paid for income taxes, net of refunds	169
Income taxes paid, net of refunds, exceeds 5% of total income taxes paid, net of refunds, in the following jurisdictions within the foreign category above:
(in millions of USD)	For the Year Ended January 3, 2026
Australia	10
Brazil	15

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
For the years ended December 28, 2024 and December 30, 2023, a reconciliation of the UK federal statutory tax rate to the effective tax rate was as follows:
	For the Years Ended
	December 28, 2024		December 30, 2023
(in millions of USD except percentages)	Amount	Rate	Amount	Rate
Expected income tax expense at statutory income tax rate	74	25.0%	10	23.5%
Foreign rate differential	11	3.7%	16	36.4%
State and local income taxes	4	1.4%	3	6.8%
U.S. base erosion and anti-abuse tax	19	6.5%	14	31.8%
Other minimum alternative tax	2	0.7%	1	2.3%
Other taxes on income – withholding tax	27	9.2%	19	43.2%
Change in unrecognized tax benefits – current tax	21	7.1%	10	22.7%
Change in unrecognized tax benefits – deferred tax	(12)	(4.1)%	—	nil
Non-deductible expenses – other	11	3.7%	2	3.8%
Income exempt from taxation in local jurisdiction	(6)	(2.0)%	(18)	(40.9)%
(Non-deductible) non-taxable foreign exchange gains and losses	(25)	(8.5)%	14	31.8%
Impact of deferred tax rate changes	8	2.7%	(5)	(11.4)%
Adjustments to other balance sheet temporary differences	4	1.4%	(1)	(2.3)%
Transfer pricing adjustments	17	5.8%	10	22.7%
Prior year adjustments – current tax	—	Nil	2	4.5%
Prior year adjustments – deferred tax	1	0.3%	1	2.3%
Foreign exchange on retranslation of income tax balances	—	nil	31	70.5%
Change in valuation allowance – current year	49	16.7%	34	77.3%
Change in valuation allowance – remeasurement of beginning of year balance	(8)	(2.6)%	—	nil
Total income tax expense	197	67.0%	143	325.0%
Effective tax rate (ETR)	67.0%		325.0%
Unrecognized Deferred Tax Liability Related to Investments in Foreign Subsidiaries
As of January 3, 2026 and December 28, 2024, the Company has accumulated undistributed earnings generated by foreign subsidiaries of approximately $1,042 million and $816 million, respectively.
A deferred tax liability of $0 million has been recognized in respect of unremitted earnings as of January 3, 2026 and December 28, 2024.
No deferred tax liability has been recognized in respect of unremitted earnings of subsidiaries, as the Group can control the distribution of dividends by its subsidiaries and considers relevant retained earnings to be indefinitely reinvested. In some countries, local income tax is payable on the remittance of a dividend. Were dividends to be remitted from these countries, the additional income tax payable would be $70 million and $52 million as of January 3, 2026 and December 28, 2024, respectively.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
Components of the Net Deferred Tax Asset or Deferred Tax Liability
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Property, plant, and equipment	28	36
Lease liability	4	8
Net operating losses carryforward	112	70
Interest restriction carryforward	163	151
Other	91	69
Total deferred tax assets	398	334
Less: valuation allowance	(203)	(180)
Total deferred tax assets, net of valuation allowance	195	154
Other intangible assets, net	(95)	(185)
Property, plant, and equipment	(234)	(64)
Right-of-use assets	(5)	(9)
Other	(9)	(24)
Total deferred tax liabilities	(343)	(282)
Net deferred tax liabilities	(148)	(128)
The Group has net operating loss carry-forwards of $471 million and $276 million as of January 3, 2026 and December 28, 2024, respectively, which can be carried forward indefinitely. Of these amounts, $183 million and $139 million as of January 3, 2026 and December 28, 2024, respectively, is the amount of carry-forwards not expected to be utilized, with a corresponding valuation allowance of $47 million and $41 million as of January 3, 2026 and December 28, 2024, respectively.
The net operating loss carry-forwards expire as follows:
(in millions of USD)	Amount
2026 – 2035	89
2036 – 2045	5
No expiration	377
The Group also has interest restriction carry-forwards of $651 million and $603 million as of January 3, 2026 and December 28, 2024, respectively, which can be carried forward indefinitely. Of these amounts, $600 million and $555 million as of January 3, 2026 and December 28, 2024, respectively, is the amount of carry – forwards not expected to be utilized, with a corresponding valuation allowance of $150 million and $139 million as of January 3, 2026 and December 28, 2024, respectively, based on the local tax rate of 25%.
The Group has also recognized a valuation allowance of $6 million and $0 as of January 3, 2026 and December 28, 2024, respectively, against other temporary differences.
Valuation allowances have been recognized on the basis that there is insufficient certainty of there being future taxable profits in the relevant jurisdictions and therefore the assets will not be realizable. The timing of recognition is a key area of judgement in the current period.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
Valuation Allowance and Risks and Uncertainties
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Valuation allowance as of beginning of period	180	139	105
Correction of beginning balance	9	—	—
Increase in valuation allowance	23	49	47
Decrease in valuation allowance	(9)	(8)	(13)
Total movement	23	41	34
Valuation allowance as of end of period	203	180	139
Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized through future taxable profits based on current forecasts, future reversals of existing taxable temporary differences and carryback availability.
On the basis of this evaluation, as of January 3, 2026, December 28, 2024 and December 30, 2023, a valuation allowance of $203 million, $180 million, and $139 million, respectively, has been recorded to recognize only the portion of the deferred tax assets that are more likely than not to be realized. This valuation allowance is in relation to net operating loss carryforwards, interest restriction carryforwards and other temporary differences. The amount of the deferred tax assets is considered realizable but could be adjusted if additional objectively verifiable positive evidence materializes in future reporting periods, such as a demonstrated operating profitability. $203 million of losses were generated in the current year that were not offset by a valuation allowance and a deferred tax asset of $50 million has been recognized in respect of these losses. $7 million of losses utilized in the year were previously offset by a valuation allowance of $1 million.
Unrecognized Tax Benefits (UTBs)
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Unrecognized tax benefits as of beginning of period	76	54	44
Decreases related to prior year tax positions	(21)	(9)	(20)
Increases related to prior year tax positions	2	22	24
Decreases related to settlement with tax authorities	(3)	(1)	—
Increases related to current year tax positions	12	10	6
Unrecognized tax benefits as of end of period	66	76	54
UTBs That, if Recognized, Would Affect the ETR
Included in the balance of total unrecognized tax benefits as of January 3, 2026, December 28, 2024 and December 30, 2023 are potential tax benefits of $66 million, $76 million, and $54 million, respectively, that if recognized would affect the effective tax rate on income from continuing operations.
The recognition of UTBs is a key area of judgement in the current period.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14.  Income Taxes (Continued)
Total Amounts of Interest and Penalties Recognized in the Statement of Income and Total Amounts of Interest and Penalties Recognized in the Balance Sheets
The Group recognizes accrued interest and penalties related to income taxes within interest expense, net and selling, general and administrative expenses, respectively, in the Consolidated Statements of Income. The Group accrued interest of $0 and released a penalty provision of $3 million during the year ended January 3, 2026. Additionally, the Group recognized, in total, a liability for interest of $5 million and penalties of $2 million as of January 3, 2026. The Group accrued interest of $5 million and penalties of $5 million for the year ended December 28, 2024. Additionally, the Group recognized, in total, a liability for interest of $5 million and penalties of $5 million as of December 28, 2024.
Tax Positions for Which It Is Reasonably Possible That the Total Amounts of UTBs Will Significantly Increase or Decrease Within 12 Months of the Reporting Date
The Group does not expect any significant increase or decrease in the unrecognized tax benefit recorded as of January 3, 2026 within 12 months of the reporting date.
Tax Years That Remain Subject to Examination by Major Tax Jurisdictions
The Group is subject to income taxation in the United States and various states and other jurisdictions.
The Group’s major income tax jurisdictions are the United States, the United Kingdom, and Brazil and, as of January 3, 2026, the tax years still subject to examination by taxing authorities were:
United States: 2023 to 2025
United Kingdom: 2023 to 2025
Brazil: 2023 to 2025
15.  Share Capital
The following table is a reconciliation of common stock share activity:
Shares of Common Stock Issued	Class A	Class B	Class C	Class D	Total
Balance as of December 30, 2023	2,262	58	10,070	—	12,390
Issued	—	—	—	—	—
Balance as of December 28, 2024	2,262	58	10,070	—	12,390
Issued	—	—	—	9,740	9,740
Balance as of January 3, 2026	2,262	58	10,070	9,740	22,130
Class A Ordinary Shares carry voting rights and rank equally with Class B and Class C Ordinary Shares whether for dividend declared or any repurchase or redemption of shares, other return of capital or otherwise.
Class B Ordinary Shares carry no voting rights until converted to Class A Ordinary Shares, upon which they shall rank pari passu with Class A and Class C Ordinary Shares in all respects.
Class C Ordinary Shares carry voting rights and rank equally with Class A and Class B Ordinary Shares whether for dividend declared or any repurchase or redemption of shares, other return of capital or otherwise.
Class D Ordinary Shares carry no voting rights. Dividends may only be made if recommended by the directors and with the consents required by the articles and are then paid in the order and proportions set

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15.  Share Capital (Continued)
out in the articles. On a return of capital, amounts are first paid so that each holder of Class D Ordinary Shares has received, in aggregate, no more than the total price paid for those shares. After that, Class D Ordinary Shares participate with the other participating classes as provided in the articles, and on certain sale events an amount may be payable to holders of Class D Ordinary Shares (which may be $0) with any balance allocated among other classes, each as set out in the articles. Class D Ordinary Shares must be issued together with, and transferred in the same proportion as, a corresponding holding of Class C Ordinary Shares to the same transferee.
Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares do not confer any rights of redemption.
16.  Commitments and Contingencies
The Company is subject to a number of claims and proceedings that generally arise in the ordinary conduct of the business. These matters include, but are not limited to, general liability claims (including personal injury, product liability, and property and automobile claims), indemnification and guarantee obligations, employee injuries and employment-related claims, self-insurance obligations and contract and real estate matters. The Company believes that any liabilities ultimately resulting from these ordinary course claims and proceedings will not, individually or in the aggregate, have a material adverse effect in the Consolidated Balance Sheets, results of operations or cash flows.
Capital Commitments
As of January 3, 2026 and December 28, 2024, capital commitments contracted but not provided for property, plant, and equipment were $254 million and $251 million, respectively. There were no other material capital commitments at the year-end.
17.  Share-Based Compensation
On July 25, 2022, the Group implemented a Management Incentive Plan (“MIP”) for certain employees within its management team. The MIP was initially structured as C Ordinary Shares (“C Shares”) with D Ordinary Shares (“D Shares”) issued in December 2025. The C Shares and D Shares entitle the holders to receive certain amounts on either an Exit, a Non-Exit sale, as defined in the Shareholders’ Agreement, or any other return of proceeds that is not in connection with an Exit or Non-Exit sale.
Vesting and Service Conditions
The C Shares and D Shares have a de-facto service condition that is defined by the good, bad, and intermediate leavers clauses in the Shareholders’ Agreement. The shares will be deemed to have fully vested at an Exit event, or if a Continuation Fund Transfer, as defined in the Shareholders’ Agreement, occurs prior to an Exit.
If the Group exercises its call option to repurchase the C Shares and D Shares from good leavers, shareholders will receive market value for their C Shares and D Shares.
If the Group exercises its call option to repurchase the C Shares and D Shares from bad leavers, shareholders will receive the lower of cost and market value for their C Shares and D Shares.
If the Group exercises its call option to repurchase the C Shares and D Shares from intermediate leavers, shareholders will receive the higher of cost or market value for the portion of their C Shares and D Shares that have vested, and the lower of cost and market value for the portion of their C Shares and D Shares that are unvested.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17.  Share-Based Compensation (Continued)
Performance Conditions
C and D shareholders will be entitled to a share of the proceeds in the event of an Exit, a Non-Exit sale, or any other return of proceeds not in connection with an Exit or Non-Exit sale. The amount received by C and D shareholders will depend on the economics of the relevant transaction, with the amount calculated based on the multiple achieved by any project resulting in an Exit or Non-Exit sale, or other divestment. Any enhanced return of proceeds is only triggered if the Project Multiple is greater than 1.5 and the Project IRR is above 12%, as defined in the Shareholder’s Agreement.
Valuation Method
As part of the implementation of the MIP, an external valuation exercise was conducted to determine the fair market value of the C Shares. The expected value of the C Shares was estimated using the Probability-Weighted Expected Return Method (“PWERM”). The method captures the value of a range of possible future exit proceeds for the C Shares.
As with any valuation approach, there are limitations in this model as there is no single methodology that is generally considered superior when considering the valuation of shares such as these. Therefore, management has also adopted an Option Pricing Model (“OPM”), adopting an equity-based Monte Carlo Simulation approach, which makes use of the formulae which underpin the Black-Scholes OPM, but also considers factors such as exit date probabilities, transaction costs, and the impact of the capital structure in deriving a value for the C Shares.
An external valuation exercise was conducted to determine the fair value of the D Shares. The expected value of the D Shares was estimated using an OPM, adopting an equity-based Monte Carlo Simulation approach, which makes use of the formulae which underpin the Black-Scholes OPM, but also considers factors such as exit date probabilities, transaction costs, and the impact of the capital structure in deriving a value for the D Shares.
C Shares
The weighted-average assumptions used in the C Shares valuation model for the years ended January 3, 2026, December 28, 2024 and December 30, 2023 are as follows:
Weighted average grant date fair value	£9 million
Assumptions:
Equity value	£802 million
Estimated vesting period	4 years
Risk free rate	1.31% – 1.33%
Expected volatility	35%
Expected dividend yield	—
Discount for lack of control (“DLOC”)	13.0%
Discount for lack of marketability (“DLOM”)	29.3%

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17.  Share-Based Compensation (Continued)
A summary of the C Shares activity for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, are as follows:
	Shares	Weighted- Average Grant-Date Fair Value
Non-vested as of January 1, 2023	9,550	£943
Granted	520	£943
Non-vested as of December 30, 2023	10,070	£943
Granted	—	—
Non-vested as of December 28, 2024	10,070	£943
Granted	—	—
Non-vested as of January 3, 2026	10,070	£943
330 C Shares are currently not in an issue, but there is an obligation to issue these reserved shares to the other C shareholders immediately preceding the trigger event or settle in cash.
D Shares
For the year ended January 3, 2026, 9,740 D Shares were issued. The weighted-average assumptions used in the D Shares valuation model for the year ended January 3, 2026 is as follows:
January 3, 2026
Weighted average grant date fair value	£12 million
Assumptions:
Estimated vesting period	2 years
Risk free rate	3.7%
Expected volatility	56.3%
Expected dividend yield	—
Discount for lack of marketability and control	15%
330 D Shares are currently not in an issue, but there is an obligation to issue these reserved shares to the other D shareholders immediately preceding the trigger event or settle in cash.
18.  Acquisitions
Pro forma information presented below is not necessarily indicative of operating results that would have been achieved had the acquisition been completed at the beginning of the reporting period the business was acquired and is not intended to project the future financial results of the Company after the acquisition. The unaudited pro forma information is based on certain assumptions, which management believes are reasonable, and does not reflect the cost of any integration activities or the benefits from the acquisition and synergies that may be derived from any integration activities.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18.  Acquisitions (Continued)
Fiscal 2025 Acquisitions
Mobil in Time (MiT)
On July 11, 2025, the Group completed the acquisition of 100% of the issued share capital in Mobil in Time (MiT), the Swiss leader in mobile heating and cooling solutions for a consideration of $130 million. MiT brings expertise in temperature control and water damage restoration. Headquartered in Switzerland, it operates from 16 locations across Switzerland, Germany and Austria.
The net revenues and net income included in the Consolidated Statement of Income from date of acquisition to January 3, 2026 contributed by MiT were $28 million and $1 million, respectively. Unaudited pro forma combined results of operations for the year ended January 3, 2026, whereby MiT is treated as if the acquisition date was December 29, 2024, would show net revenues of $3,446 million and a net loss of $(113) million, as MiT net income for the full year remain $1 million. Unaudited pro forma combined results of operations for the year ended December 28, 2024, whereby MiT is treated as if the acquisition date was December 31, 2023, would show net revenues of $2,908 million and net income of $41 million.
The acquisition method of accounting has been adopted and the goodwill arising on the purchase has been capitalized. Goodwill represents the value obtained by strengthening the Group’s capability and geographic coverage, providing energy and temperature control solutions across Europe.
In addition to the acquisitions of MiT during the fiscal year 2025, the Group completed a series of acquisitions which were not significant individually or in the aggregate. This included the acquisition of the business and assets, which together constitute a business, of the load bank division of Gulf Incon International LLC, the acquisition of 100% of the issued share capital in Krill Generadores to expand the geographic coverage in Europe particularly in the utility sector, and the acquisition of 100% of the issued share capital in Statkraft to expand the Group’s presence in the renewable energy sector. The consideration for these acquisitions totalled $75 million with the fair value of net assets acquired totalling $30 million, for a total goodwill recognized of $45 million (of which $0 is tax deductible). The results of operations of acquired businesses have been included in the Group’s consolidated financial statements since their respective acquisition dates.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18.  Acquisitions (Continued)
The provisional assets and liabilities recognized as a result of the above acquisitions in the year ended January 3, 2026, are as follows:
(in millions of USD)	MIT	Other acquisitions	Total
Assets:
Cash and cash equivalents	5	6	11
Accounts receivable and other receivables	11	6	17
Inventories, net	2	—	2
Property, plant, and equipment, net	30	19	49
Other intangible assets, net	48	12	60
Liabilities:
Accounts payable and other payables	(12)	(4)	(16)
Outstanding debt	(68)	(5)	(73)
Retirement benefit obligation	(3)	—	(3)
Lease liabilities	(9)	(1)	(10)
Current tax liabilities	(4)	—	(4)
Deferred taxes	(9)	(3)	(12)
Net (liabilities) assets acquired, excluding goodwill	(9)	30	21
Goodwill	139	45	184
Consideration	130	75	205
Less: cash and cash equivalents acquired	(5)	(6)	(11)
Less: contingent consideration	—	(3)	(3)
Net acquisitions per cash flow	125	66	191
Acquisition related costs of $4 million have been expensed in the period for these acquisitions and are included within selling, general and administrative expenses in the Consolidated Statements of Income.
Fiscal 2024 Acquisitions
During 2024, the Group completed a series of acquisitions which were not significant individually or in the aggregate. This included the acquisitions of 100% of the voting equity interests of Resalta BV, Powerline (Entertainments) Limited, Infiniti Energy, ORY 2 and HPES Technical Solutions Limited (HPES). Resalta BV, Infiniti Energy, and ORY 2 were acquired to expand the Group’s presence in the renewable energy sector, while Powerline (Entertainments) Limited and HPES were acquired to complement the Group’s existing offering in the UK. The consideration for these acquisitions totalled $56 million with the fair value of net assets acquired totalling $12 million, for a total goodwill recognized of $44 million ($3 million of which is tax deductible relating to the Infiniti Energy acquisition). The results of operations of acquired businesses have been included in the Group’s consolidated financial statements since their respective acquisition dates.
Acquisition related costs of $10 million were expensed in the year ended December 28, 2024, for these acquisitions and are included within selling, general and administrative expenses in the Consolidated Statements of Income for the respective year.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18.  Acquisitions (Continued)
Fiscal 2023 Acquisitions
Crestchic plc
On February 22, 2023, the Group completed the acquisition of 100% of the issued share capital in Crestchic plc for a consideration of $148 million. Crestchic is specialized in load bank manufacturing and expands the Group’s existing load bank offering.
The net revenues and net income included in the Consolidated Statements of Income from February 22, 2023 to December 30, 2023 contributed by Crestchic were $57 million and $14 million, respectively. Pro forma information is not presented for the period ended December 30, 2023 due to the impracticability of obtaining accurate or reliable historical financial information for the periods the acquired entities were not owned by the Company; however, the Group considers the impact of results for the full month of January 2023 and partial month of February 2023 to be immaterial.
The acquisition method of accounting has been adopted and goodwill (of which $0 is tax deductible) arising on the purchase has been capitalized.
Goodwill represents the value of synergies arising from the integration of the business including the skills and technical talent of the Crestchic work force, technological know-how, assets acquired, customer base and reputation, specifically in the global load bank market and the addition of load bank manufacturing.
Resolute Industrial (“Resolute”)
On February 21, 2023, the Group completed the acquisition of 100% of the issued share capital in Resolute for a consideration of $269 million. Resolute is a provider of specialized heating, ventilation, and cooling (HVAC) solutions in North America, headquartered in Tampa, Florida, has around 300 employees and operates from 38 locations across North America.
The net revenues and net income included in the Consolidated Statements of Income from February 21, 2023 to December 30, 2023 contributed by Resolute was $129 million and $37 million, respectively. Unaudited pro forma combined results of operations for the year ended December 30, 2023, whereby Resolute is treated as if the acquisition date was January 1, 2023, would show net revenues of $2,524 million and a net loss of $139 million.
The acquisition method of accounting has been adopted and goodwill (of which $0.1 million is tax deductible) arising on the purchase has been capitalized.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18.  Acquisitions (Continued)
Goodwill represents the value of synergies arising from the integration of the business including the skills and technical talent of the Resolute work force, technological know-how, assets acquired, customer base and reputation, specifically in the temperature control market in North America.
(in millions of USD)	Crestchic	Resolute	Other acquisitions	Total
Assets:
Cash and cash equivalents	4	5	5	14
Accounts receivable and other receivables	17	32	7	56
Inventories, net	9	8	—	17
Property, plant, and equipment, net	28	138	5	171
Other intangible assets, net	26	64	3	93
Liabilities:
Accounts payable and other payables	(12)	(42)	(9)	(63)
Outstanding debt	(5)	(160)	—	(165)
Current tax liabilities	(1)	—	—	(1)
Lease liabilities	(4)	(25)	—	(29)
Deferred taxes	(7)	(16)	(1)	(24)
Net assets acquired, excluding goodwill	55	4	10	69
Goodwill	93	265	25	383
Consideration	148	269	35	452
Less: cash and cash equivalents acquired	(4)	(5)	(5)	(14)
Less: contingent consideration	—	—	(11)	(11)
Net acquisitions per cash flow	144	264	19	427
In addition to the acquisitions of Crestchic plc and Resolute during 2023, the Group completed a series of acquisitions which were not significant individually or in the aggregate. This included the acquisitions of 100% of the voting equity interests of Telemisis Limited, J.P. Film and Television Services Limited (“FTVS”), and RenEnergy. Telemisis Limited and FTVS were acquired to enhance the Group’s existing capabilities, while RenEnergy was acquired to drive sustainable energy solutions and to expand the Group’s presence in the renewable energy sector. The consideration for these acquisitions totalled $35 million with the fair value of net assets acquired totalling $10 million, for a total goodwill recognized of $25 million (of which $0 is expected to be tax deductible). Related to these acquisitions, a total of $11 million was accrued for contingent consideration as this was considered the most likely outcome. In September 2024, the deferred consideration was agreed and $9 million was paid, with $2 million recognized in earnings in accordance with ASC 805, Business Combinations. The results of operations of acquired businesses have been included in the Group’s consolidated financial statements since their respective acquisition dates.
Acquisition related costs of $23 million were expensed in the period for these acquisitions and are included within selling, general and administrative expenses in the Consolidated Statements of Income.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
19.  Asset Retirement Obligations
Asset retirement obligations relate to demobilization and return transport activities expected to be incurred at contract termination. At the end of a customer contract, the Group is required to demobilize and remove these assets from the customer’s property. The following table describes the changes in the Group’s demobilization provision for the periods presented:
(in millions of USD)	January 3, 2026	December 28, 2024
Asset retirement obligations as of the beginning of the year	48	34
Liability incurred during the period	5	16
Liability settled during the period	(7)	(10)
Revisions in estimates	7	10
Translation adjustment	1	(2)
Asset retirement obligations as of end of the year	54	48
Depending on the length of the contract term, demobilization provisions are recorded within other current liabilities and non-current portion of asset retirement obligations in the Consolidated Balance Sheets as follows:
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Current	25	19
Non-current	29	29
Total asset retirement obligations	54	48
20.  Financial Instruments
As discussed within the accounting policies, the Group manages its risks related to foreign currency and interest rate through hedge designated and not designated derivative instruments. The fair value of the outstanding derivative contracts recorded in the Consolidated Balance Sheets are as follows:
	January 3, 2026
(in millions of USD)	Forward Foreign Exchange Contracts	Foreign Exchange Swaps	Foreign Currency Options	Interest Rate Swaps
	Not Hedge Designated	Not Hedge Designated	Cashflow Hedges	Cashflow Hedges
Other current assets	1	1	1	—
Other current liabilities	(2)	(6)	—	—
Net (liability) asset in the Consolidated Balance Sheets	(1)	(5)	1	—
Unrealized: accumulated other comprehensive loss, net of tax	—	—	—	—
Realized: selling, general and administrative expenses – foreign currency transaction gains or losses	2	3	—	N/A
External interest	N/A	N/A	N/A	—
Notional amount	306	670	61	59

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20.  Financial Instruments (Continued)
	December 28, 2024
(in millions of USD)	Forward Foreign Exchange Contracts	Foreign Exchange Swaps	Foreign Currency Options	Interest Rate Swaps
	Not Hedge Designated	Not Hedge Designated	Cashflow Hedges	Cashflow Hedges
Other current assets	1	2	1	—
Other current liabilities	(3)	(1)	—	—
Net (liability) asset in the Consolidated Balance Sheets	(2)	1	1	—
Unrealized: accumulated other comprehensive loss, net of tax	—	—	—	—
Realized: selling, general and administrative expenses – foreign currency transaction gains or losses	(7)	(1)	—	N/A
External interest	N/A	N/A	N/A	—
Notional amount	276	271	81	11
	January 3, 2026
(in millions)	AUD	EUR	GBP	RON	PHP	Rest of World (in USD)
Forward Foreign Exchange	2	25	49	21	4,829	122
Foreign Exchange Swaps	143	171	81	317	—	193
Foreign Currency Options	—	—	—	—	3,803	—
	December 28, 2024
(in millions)	AUD	EUR	RON	USD	PHP	Rest of World (in USD)
Forward Foreign Exchange	24	61	146	22	2,301	106
Foreign Exchange Swaps	78	42	272	8	—	113
Foreign Currency Options	—	—	—	—	6,251	—
All of the Group’s forward foreign currency exchange contracts are due to be settled within one year of the balance sheet date.
21.  Benefit Plans
United Kingdom
Scheme Annuitization
Together, as part of a Joint Working Group, the Trustee, Company and their advisers secured members’ benefits in full with Aviva Life & Pensions UK Limited (Aviva) in February 2025 for a premium of £65 million. The Aviva policy is a non-participating annuity contract or ‘buy-in’ arrangement, the contract is held as a plan asset and does not transfer the plan’s legal obligation to pay benefits to those participants. As a result, the transaction does not qualify as a settlement under ASC 715, Compensation — Retirement Benefits (“ASC 715”), and settlement accounting has not been applied.
The transaction significantly improves the long-term security of all Scheme benefits, and the associated risks have now been transferred from the Company to Aviva. Members continue to receive their benefits directly from the Scheme, with Aviva reimbursing the Scheme for the cost of these payments on a monthly basis.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
The Company’s (and Trustee’s) objectives for entering into this buy-in contract were to transact with a financially strong, regulated insurer that could offer suitable pricing of the policy, secure all deferred pensions and pensions in payment, using a commercially acceptable contract. The cost of the premium was met from the invested assets of the Scheme. As the buy-in is an investment decision made by the Trustee, and as the liability remains with the Scheme, the impact of the investment loss associated with the transaction is charged to the Other Comprehensive Income (OCI) statement. No decision has been agreed to buy-out the plan.
In accordance with ASC 715, the Company elected to measure the plan assets at fair value in line with the premium paid for the annuity contract. The project benefit obligations of the Scheme were then measured using the Company’s best-estimate actuarial assumptions.
Actuarial Assumptions
The assumptions used in the measurement of the Group’s benefit obligations and net periodic benefit costs are shown in the following table:
Assumption	January 3, 2026	December 28, 2024
Rate of increase in pensions in payment	3.1%	3.2%
Rate of revaluation increase for deferred pension	3.2%	3.4%
Discount rate	5.6%	5.6%
Inflation assumption	3.2%	3.4%
Expected return on plan assets	5.4%	6.0%
Longevity at age 65 for current pensioners:
Men	21.5	21.5
Women	24.1	24.2
Longevity at age 65 for future pensioners:
Men	23.1	23.1
Women	25.8	25.9
The discount rate was calculated as the single rate equivalent to using the full Merrill Lynch AA-rated corporate bond yield curve at the calculation date.
The expected return on plan assets was determined by evaluating historical returns, the current investment climate (yield on fixed income securities and other recent investment market indicators), rate of inflation, third-party forecasts, and current prospects for economic growth.
Valuation of Bulk Annuity Contract
The initial value of the asset associated with the buy-in contract was equal to the premium paid to the insurer to secure the insurance policy. The value of the asset is adjusted each reporting period for changes in financial assumptions, such as discount rates and inflation indices. The annuity contract represented a Level 3 measurement as there were no observable inputs with the valuation of the contract.
Risks within Plan Assets
The Scheme is permitted to invest in a wide range of assets including equities, bonds, cash, property, alternatives and annuity policies. The Scheme invests in assets that are expected to achieve the Scheme’s objectives. The Scheme holds a bulk annuity contract expected to produce cashflows that exactly match the

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
benefit entitlements of each of the Scheme’s members. Plan asset risks are covered by the insurance contract and are therefore assessed to have minimal impact on the Scheme’s ability to meet the liabilities of the Scheme as they fall due.
Benefit Plan Obligations, Plan Assets, Funded Status and Amounts Recognized in the Consolidated Balance Sheets
For the year ended January 3, 2026 and the year ended December 28, 2024, changes in the plans’ benefit obligations, changes in fair value of plan assets, and amounts included in the Consolidated Balance Sheets related to funded status were not material.
Funded plan surplus was held in other long-term assets in the Consolidated Balance Sheets.
(in millions of USD)	January 3, 2026	December 28, 2024
Change in Benefit Obligation
Benefit obligation as of beginning of the year	(74)	(87)
Service cost	—	—
Interest cost	(4)	(4)
Actuarial gain	2	13
Settlements	—	—
Benefit payments	4	4
Exchange	(5)	—
Benefit obligation as of end of the year	(77)	(74)
Change in Fair Value of Plan Assets
Fair value of plan assets as of beginning of the year	82	87
Interest income	4	4
Loss on plan assets	(3)	(13)
Employer contributions	—	8
Settlements	—	—
Benefit payments	(4)	(4)
Exchange	6	—
Fair value of plan assets as of end of the year	85	82
Funded status as of end of the year	8	8

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
Amounts Included in the Consolidated Balance Sheets Related to Funded Status
	As of
(in millions of USD)	January 3, 2026	December 28, 2024
Non-current assets: retirement benefit surplus	8	8
Other current liabilities	—	—
Other non-current liability	—	—
Funded status	8	8
Determination of Pension Expense
The determination of pension expense or income is based on market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains and losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return. The actual return on the Scheme assets was a loss of $3 million compared to a loss of $13 million for the year ended December 28, 2024.
Pension Assets
The following table presents the classification of pension plan assets for the Group within the fair value hierarchy as of January 3, 2026 (in millions of USD except otherwise noted):
	Asset Class					Year End Allocations
	Level 1	Level 2	Level 3	Other	Total
Cash	1	—	—	—	1	1%
Buy-in contract	—	—	84	—	84	99%
Total	1	—	84	—	85	100%
The following table presents the classification of pension plan assets for the Group within the fair value hierarchy as of December 28, 2024 (in millions of USD except otherwise noted):
	Asset Class					Year End Allocations
	Level 1	Level 2	Level 3	Other	Total
Bonds	—	—	—	—	—	0%
Liability driven investments	—	79	—	—	79	96%
Cash	3	—	—	—	3	4%
Total	3	79	—	—	82	100%
Accumulated Benefit Obligation
The accumulated benefit obligation for the Scheme is $77 million and $74 million as of January 3, 2026 and December 28, 2024, respectively.
Estimated Future Benefit Payments and Contributions
As part of the valuation on December 31, 2022, the Group and the Trustee agreed upon a Schedule of Contributions and a Recovery Plan. Expected total benefit payments are approximately $3 million per year for the next ten years.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
Components of Net Periodic Benefit Cost
Net periodic pension cost of $1 million for the year ended January 3, 2026 comprises interest cost of
$4 million, expected return on plan assets of $4 million, and actuarial loss of $1 million.
Net periodic pension benefit of $0 for the year ended December 28, 2024 comprises interest cost of
$4 million, expected return on plan assets of $4 million, and actuarial loss of $0.
Switzerland
On 11 July, 2025, the Group completed the acquisition of Mobil in Time (MiT), the Swiss leader in mobile heating and cooling solutions. MiT’s operations participate in pension plans that are defined benefit plans according to ASC 715. The pension plans provide benefits in the event of retirement, death or disability, with benefits based on age, salary and an individual old age account. The pension plans are funded through different insurance companies and collective foundations that are legally separate to the Group.
Rates increase with age and at least half must be paid by the employer while the employee pays the remainder.
Although the contribution levels are defined, there is still a risk of a shortfall in the pension fund as the minimum requirements for interest on capital and conversion to pension need to be met. If there is a shortfall the fund will take steps before asking the Company for additional contributions. These steps could include changing plan benefits, lowering returns credited on the over-mandatory portion of retirement assets or changing the conversion rate, where possible.
The fund has several years to balance a shortfall and payments will never be required from the Company for past periods. This means that the actions can be planned and budgeted for.
If additional contributions are required from the Company, contributions may also be required from the employees.
The pension plan is covered under federal Swiss law that regulates the so-called second pillar of the pension system, the pension benefits arising from employment.
The pension plan is governed by the board of the pension fund, which is made up of an equal number of employer and employee representatives. The administration is run in-house by a pension fund expert.
The pension fund chooses how and where to invest the assets. Swiss law limits both the total share of assets that should be held in certain categories, and for individual asset holdings.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
Actuarial Assumptions
The assumptions used in the measurement of the Swiss plans’ benefit obligations and net periodic benefit costs are shown in the following table:
Assumption	January 3, 2026
Rate of increase in pensions in payment	1.25%
Rate of revaluation increase for deferred pension	0.0%
Discount rate	1.1%
Inflation assumption	0.75%
Expected return on plan assets	1.1%
Longevity at age 65 for current pensioners
Men	23.2
Women	24.9
Longevity at age 65 for future pensioners
Men	25.4
Women	26.9
The discount rate was calculated based on AA corporate bond data in the Swiss bond index, with the yield curve extended based on the government bond yield curve.
The expected return on plan assets was determined by evaluating historical returns, the current investment climate (yield on fixed income securities and other recent investment market indicators), rate of inflation, third-party forecasts, and current prospects for economic growth.
Valuation of Plan Assets
The fair value of the assets is based on the underlying ‘bid value’ statements issued by the various investment managers. The manager statements reflect the relevant pricing basis of the units held in the underlying pooled funds.
Significant Concentrations of Risk within Plan Assets
Through the Swiss pension plans, the Group is exposed to a number of risks:
•
Investment risk — the Scheme holds investments in asset classes, such as equities, which have volatile market values and, while these assets are expected to provide real returns over the long-term, underperformance could result in additional contributions being required.

•
Changes in bond yields — a decrease in corporate bond yields will increase the value placed on the liabilities.

•
Changes in salary increases — if salary increases are higher than assumed this will increase the value placed on the liabilities.

•
Life expectancy — an increase in members’ life expectancy will result in an increase in the value placed on the liabilities.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
Benefit Plan Obligations, Plan Assets, Funded Status and Amounts Recognized in the Consolidated Balance Sheets
For the year ended January 3, 2026, the Scheme had no actuarial gain or loss. The following tables provide a reconciliation of the changes in the plans’ benefit obligations, fair value of plan assets, funded status, and the presentation in the Consolidated Balance Sheets. The benefit obligation for the defined benefit pension plan is the projected benefit obligation.
Underfunded plan deficit held within other long-term liabilities in the Consolidated Balance Sheets.
(in millions of USD)	January 3, 2026
Change in Benefit Obligation
Benefit obligation as of July 11, 2025 (acquisition date)	(31)
Service cost	(1)
Interest cost	—
Actuarial gain	(1)
Settlements	—
Employee contributions	(1)
Benefit payments	—
Exchange	—
Benefit obligation as of end of the year	(34)
Change in Fair Value of Plan Assets
Fair value of plan assets as of July 11, 2025 (acquisition date)	28
Interest income	—
Loss on plan assets	1
Employer contributions	1
Settlements	—
Employee contributions	1
Benefit payments	—
Exchange	—
Fair value of plan assets as of end of the year	31
Underfunded status as of end of the year	(3)
Amounts Included in the Consolidated Balance Sheets Related to Funded Status
(in millions of USD)	As of January 3, 2026
Non-current assets: retirement benefit surplus	—
Other current liabilities	—
Other non-current liabilities	(3)
Underfunded Status	(3)

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
21.  Benefit Plans (Continued)
Determination of Pension Expense
The determination of pension expense or income is based on market-related valuation of assets which reduces year-to-year volatility. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return. The difference between the actual return on the Scheme assets and the interest income was a loss of $1 million for the year ended January 3, 2026.
Pension Assets
The following table presents the classification of Swiss pension plan assets for the Group within the fair value hierarchy as of January 3, 2026 (in millions of USD except otherwise noted):
	Asset Class					Year End Allocations
	Level 1	Level 2	Level 3	Other	Total
Equities	6	—	—	—	6	19%
Bonds	4	—	—	—	4	13%
Property	—	4	—	—	4	13%
Alternatives	—	—	1	—	1	3%
Insurance policies	—	—	16	—	16	52%
Total	10	4	17	—	31	100%
Estimated Future Benefit Payments and Contributions
Expected total benefit payments are approximately $1 million per year for the next ten years.
Components of Net Periodic Benefit Cost
Net periodic pension benefit of $1 million for the year ended January 3, 2026 comprises expected return on plan assets of $1 million.
22.  Investments in Affiliates
AETS_OH_2023 LLC and AETS_OH_2024 LLC
On October 26, 2023, the Group closed on a tax equity financing (“TEF”) agreement for a total commitment of up to $54 million from a tax equity investor to facilitate funding for the project development of nine ground-mounted community solar projects across the state of New York, USA in exchange for providing 99% of the Investment Tax Credits (“ITCs”) and a varying portion of earnings and cash flows generated from the projects held under AETS_OH_2023 LLC and AETS_OH_2024 LLC.
The investor’s funding in AETS_OH_2023 LLC and AETS_OH_2024 LLC is linked to the value of their share of ITCs and cash flows.
Related to these TEF agreements, funding of $41 million and $13 million was received through the year ended January 3, 2026 and December 28, 2024, respectively. All requirements have been met and all projects placed in service as of January 3, 2026 for a total contribution received from the tax equity investor of $54 million.
As of January 3, 2026, the assets and liabilities of the VIEs totaled $187 million and $74 million, respectively. As of December 28, 2024, the assets and liabilities of VIEs totaled $135 million and $106

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
22.  Investments in Affiliates (Continued)
million, respectively. As of both January 3, 2026 and December 28, 2024, the assets and liabilities of the VIEs consisted primarily of property, plant, and equipment. Assets may be used only to meet VIEs’ obligations and commitments.
OYA Renewables TEP 2022 LLC
On July 11, 2024, the Group acquired OYA Renewable TEP, LLC for a total consideration of $6 million. The acquisition comprised two operating assets that were under a TEF agreement prior to the acquisition. The TEF agreement facilitated funding for the project development of two ground-mounted community solar projects across the state of New York, USA in exchange for providing 99% of the Investment Tax Credits (“ITCs”) and a varying portion of earnings and cash flows generated from the projects. The investor’s funding in OYA Renewables TEP 2022 LLC of $9 million was finalized prior to the acquisition. All requirements have been met and all projects were placed in service in 2022.
As of January 3, 2026, the assets and liabilities of the VIE totaled $24 million and $7 million, respectively. As of December 28, 2024, the assets and liabilities of VIEs totaled $24 million and $7 million, respectively. As of both January 3, 2026 and December 28, 2024, the assets and liabilities of the VIEs consisted primarily of property, plant, and equipment. Assets may be used only to meet VIEs’ obligations and commitments.
Presented in the following table is information about the VIEs the Group consolidates:
Consolidated VIE	Albion JVCo Limited Group’s Ownership Interest	Description of VIE
AETS_OH_2023 LLC	Class B membership interest(1)	Holds a Class B membership interest in one ground-mounted community solar project in the state of New York, USA
AETS_OH_2024 LLC	Class B membership interest(1)	Holds a Class B membership interest in eight ground-mounted community solar projects across the state of New York, USA
OYA Renewables TEP 2022 LLC	Class B membership interest(1)	Holds a Class B membership interest in two ground-mounted community solar projects across the state of New York, USA

(1)
The Class A membership interest in the entity is held by a tax equity investor and is presented as noncontrolling interest on the Group’s Consolidated Balance Sheets. The Group has executed a tax equity investment agreement with an independent tax investor and held the solar power projects in separate legal entities within a special purpose vehicle to facilitate funding for the projects.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
23.  Earnings (Loss) per Share (EPS)
The following table presents the Company’s basic and diluted EPS calculations included in the Consolidated Statements of Income:
	For the Years Ended
(in millions of USD)	January 3, 2026	December 28, 2024	December 30, 2023
Net (loss) income from continuing operations	(91)	97	(99)
Less: Loss (income) attributable to noncontrolling interests	19	(14)	1
Net (loss) income from continuing operations attributable to common shareholders	(72)	83	(98)
Less: mandatory preference share dividend	7	13	13
(Loss) income from continuing operations attributable to Albion JVCo	(79)	70	(111)
Less: dividends paid to common shareholders
A share dividend	(532)	—	—
B share dividend	(14)	—	—
C share dividend	(7)	—	—
Total dividend	(553)	—	—
Undistributed (loss) income from continuing operations	(632)	70	(111)
Loss from discontinued operations, net of tax	(22)	(63)	(46)
Net (loss) income attributable to common shareholders	(654)	7	(157)
Undistributed (loss) income from continuing operations allocated to:
Class A shareholders	(616)	13	(108)
Class B shareholders	(16)	—	(3)
Class C shareholders	—	57	—
Undistributed loss from discontinued operations allocated to:
Class A shareholders	(21)	(12)	(45)
Class B shareholders	(1)	—	(1)
Class C shareholders	—	(51)	—
Weighted-average number of basic common shares outstanding (Class A and Class B)	2,320	2,320	2,275
Weighted-average number of diluted common shares outstanding (Class A and Class B)	2,320	2,320	2,275
Basic and diluted EPS from continuing operations	(36,948)	5,650	(48,790)
Basic and diluted EPS from discontinued operations	(9,483)	(5,085)	(20,219)
As of January 3, 2026, the 9,740 Class D shares were antidilutive. There were no antidilutive shares outstanding as of December 28, 2024 or December 30, 2023. Unvested Class C shares qualify as participating securities under the two-class method, and therefore, EPS on these securities is not required to be disclosed separately in accordance with ASC 260. Basic and Diluted EPS calculated above represent Class A and Class B shares.

ALBION JVCO LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
24.  Mezzanine Equity
Redeemable Preference Shares
In 2021, the Company issued 9,500 callable redeemable cumulative preference shares at a price of £10,000 per share, plus accrued interest, respectively. Each share shall accrue a cumulative preferential dividend at 8.5% p.a, payable irrespective of whether or not the Company has sufficient profits. The shares are redeemable upon written notice by either the Company or the Shareholders and they carry no voting rights. On May 21, 2025, the Company exercised its redemption option for all issued shares and paid $177 million to Shareholders.
25.  Subsequent Events
On January 15, 2026, the Group raised incremental borrowings of $715 million and €407 million pursuant to a joinder agreement to the Senior Term Facilities Agreement. The proceeds were used to pay a $590 million dividend and repay borrowings under its RCF with the remainder held as cash deposits. Refer to Note 12 — Debt for additional information.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in millions of USD, except share and per share amounts)
	As of
	July 4, 2026	January 3, 2026
ASSETS
Current assets:
Cash and cash equivalents	140	202
Accounts receivable, net of allowances of $83 and $98,as of July 4, 2026 and January 3, 2026, respectively	769	680
Accrued Income	415	329
Inventories, net	526	409
Contract fulfilment assets	59	51
Prepaid Expenses	160	83
Taxes Receivable	65	51
Current tax assets	114	68
Other current assets	70	56
Total current assets	2,318	1,929
Non-current assets:
Property, plant and equipment, net	2,959	2,686
Goodwill	2,059	2,073
Other intangible assets, net	388	423
Operating lease right-of-use assets	179	162
Finance lease right-of-use assets	79	75
Deferred Taxes	188	195
Contract fulfilment assets	123	119
Other long-term assets	10	8
Total non-current assets	5,985	5,741
Total assets	8,303	7,670

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	220	198
Current portion of long-term debt	105	98
Accrued expenses	495	456
Deferred income	60	112
Customer advances	112	56
Current tax liabilities	106	131
Operating lease liabilities	42	41
Finance lease liabilities	26	25
Demobilisation provision	30	25
Other current liabilities	49	15
The accompanying notes are an integral part of these condensed consolidated financial statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)
(in millions of USD, except share and per share amounts)
	As of
	July 4, 2026	January 3, 2026
Total current liabilities	1,245	1,157
Non-current liabilities:
Long-term debt	6,867	5,787
Deferred taxes	355	343
Non-current portion of operating lease liabilities	136	124
Non-current portion of finance lease liabilities	53	51
Non-current portion of asset retirement obligations	29	29
Other long-term liabilities	121	87
Total non-current liabilities	7,561	6,421
Total liabilities	8,806	7,578

Commitments and contingencies (Note 12)

Mezzanine equity:
Redeemable preference shares	5	8

Shareholder’s equity:
Common stock - Class A and B par value £1 per share, 2,262 shares authorized, issued and outstanding, as of July 4, 2026, and 2,320 shares authorized, issued and outstanding as of January 3, 2026; Class C and D par value £0.003 per share, 20,470 shares authorized and 19,810 shares issued and outstanding as of July 4, 2026, and January 3, 2026	—	—
Additional paid-in capital	32	32
Retained earnings (accumulated deficit)	(466)	126
Accumulated other comprehensive loss	(72)	(73)
Total mezzanine equity and shareholder’s equity attributable to common shareholders	(501)	93
Noncontrolling interests	(2)	(1)
Total mezzanine equity and shareholders’ equity	(503)	92
Total liabilities, mezzanine equity and shareholders’ equity	8,303	7,670

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(in millions of USD, except per share amounts)
	For the Six Months Ended
	July 4, 2026	June 28, 2025
Net revenues	1,918	1,496
Operating expenses:
Cost of services (exclusive of depreciation and amortization shown separately below)	(1,113)	(832)
Depreciation and amortization	(321)	(246)
Selling, general and administrative expenses	(194)	(147)
Provision for credit losses	5	8
Other income	6	20
Total operating expenses, net	(1,617)	(1,197)
Operating income	301	299
Other expenses:
Interest expense, net	(175)	(443)
Remeasurement of postemployment benefit	1	(1)
Income (loss) before income tax expense	127	(145)
Income tax expense	(47)	(51)
Net income (loss) from continuing operations	80	(196)
Net income from discontinued operations, net of tax expense of nil and $6 million for the six months ended July 4, 2026 and June 28, 2025, respectively	—	7
Net income (loss)	80	(189)
Net loss attributable to noncontrolling interests	(1)	(6)
Net income (loss) attributable to common shareholders	81	(183)
Basic and diluted earnings (loss) per share from continuing operations	28,216	(87,810)
Basic and diluted earnings (loss) per share from discontinued operations	—	3,017
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(in millions of USD)
	For the Six Months Ended
(in millions of USD)	July 4, 2026	June 28, 2025
Net income (loss)	80	(189)
Other comprehensive income:
Foreign currency translation adjustment, net of tax expense (benefit) of nil and nil for the six months ended July 4, 2026 and June 28, 2025, respectively	1	337
Total other comprehensive income	1	337
Total comprehensive income	81	148
Total comprehensive loss attributable to noncontrolling interests	(1)	(6)
Total comprehensive income attributable to common shareholders	80	142
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (UNAUDITED)
(in millions of USD, except share amounts)
	Mezzanine Equity	Shareholders’ Equity
	Redeemable preference shares	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Noncontrolling interests	Total
	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
Balances as of January 3, 2026	8	22,130	—	32	126	(73)	(1)	92
Net income (loss)	—	—	—	—	81	—	(1)	80
Common stock repurchases	—	(58)	—	—	(83)	—	—	(83)
Dividends declared for common stock(1)	—	—	—	—	(590)	—	—	(590)
Redemption of preference shares	(3)	—	—	—	—	—	—	(3)
Other Comprehensive Income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	1	—	1
Balances as of July 4, 2026	5	22,072	—	32	(466)	(72)	(2)	(503)

Balance as of December 28, 2024	175	12,390	—	1,111	(299)	(358)	(12)	617
Net loss	—	—	—	—	(183)	—	(6)	(189)
Contributions from noncontrolling interests	—	—	—	—	—	—	35	35
Distributions to noncontrolling interests	—	—	—	—	—	—	(10)	(10)
Dividends declared, £177,042 ($235,466) per A and B share and £506 ($673) per C share	—	—	—	—	(553)	—	—	(553)
Redemption of preference shares	(177)	—	—	—	—	—	—	(177)
Issuance of preference shares	2	—	—	—	—	—	—	2
Dividends on preference shares	7	—	—	—	(7)	—	—	—
Other Comprehensive Income
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (UNAUDITED) (Continued)
(in millions of USD, except share amounts)
	Mezzanine Equity	Shareholders’ Equity
	Redeemable preference shares	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Noncontrolling interests	Total
	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
Foreign currency translation adjustment, net of tax	—	—	—	—	—	337	—	337
Balances as of June 28, 2025	7	12,390	—	1,111	(1,042)	(21)	7	62

(1)
On January 15, 2026, a resolution was passed by the shareholders of Albion JVCo Limited declaring a cash dividend in the amount of €238,631,348.82 (an average of €105,495.73 per share) and $292,478,304.07 (an average of $129,300.75 per share) to the A class ordinary shareholders and an amount of £14,353,691.22 (an average of £737.22 per share) in aggregate to the C and D class ordinary shareholders. The dividend was cash settled the same day.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ALBION JVCO LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in millions of USD)
	For the Six Months Ended
	July 4, 2026	June 28, 2025
Cash flow from operating activities
Net income (loss)	80	(189)
Adjustments to reconcile net income (loss) provided by operations:
Impairment of Aggreko Eurasia	—	24
Depreciation and amortization	321	246
Gain on disposal of property, plant, and equipment	(5)	(13)
Unrealized foreign currency transaction (gains) losses, net	(65)	251
Non-cash government grant income	—	(10)
Other non-cash operating activities	2	12
Changes in operating assets and liabilities, net of effects of businesses acquired:
Increase in inventories, net	(73)	(8)
Increase in accounts receivable, accrued income, prepaid expenses, taxes receivable, and other receivables	(276)	(103)
Increase in accounts payable, deferred income, customer advances, and other payables	135	34
Decrease in other liabilities	(24)	(67)
Increase in contract fulfillment and other assets	(44)	(38)
Net cash provided by operating activities	51	139
Cash flows from investing activities
Acquisitions net of cash acquired	—	(11)
Purchases of property and equipment	(590)	(479)
Proceeds from sale of property and equipment	27	15
Net cash used in investing activities	(563)	(475)
Cash flows from financing activities
Proceeds from issuance of long-term loans	1,149	1,151
Repayment of short-term debt	(11)	(46)
Payments under finance leases	(13)	(10)
Contributions from noncontrolling interests	—	35
Distributions to noncontrolling interests	(1)	—
Repurchase of ordinary shares	(83)	—
Dividends paid on common stock	(590)	(553)
Settlement of redeemable preferrable shares	(3)	(177)
Net cash provided by financing activities	448	400
Net (decrease) increase in cash and cash equivalents	(64)	64
Cash and cash equivalents at beginning of the period	202	165
Exchange gains (losses) on cash and cash equivalents	2	(14)
Movement in cash in assets held for sale	—	(12)
Cash and cash equivalents at end of the period	140	203
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	(230)	(230)
Cash paid for income taxes net of refunds	(89)	(93)
Operating cash flows from operating leases	(25)	(21)
Operating cash flows from financing leases	(4)	(2)
Operating lease right-of-use assets obtained in exchange for lease obligations	22	34
Finance lease right-of-use assets obtained in exchange for lease obligations	15	17
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Organization and Basis of Presentation
These accompanying unaudited Condensed Consolidated Financial Statements of Albion JVCo Limited and its subsidiaries (collectively, the “Company” or the “Group”) have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended January 3, 2026.
Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The Condensed Consolidated Financial Statements include the accounts of the Company, and all of its subsidiaries in which a controlling financial interest is maintained. The Group consolidate entities that the Group controls due to ownership of a majority voting interest. All intercompany transactions and balances are eliminated in consolidation. The results for the interim periods are not necessarily indicative of results to be expected for the full year, any other interim periods, or any future year or period.
The Group’s period-end is defined as the Saturday which falls closest to the calendar year end date. The period-end date for the interim 2026 financial year was Saturday July 4, 2026, whilst interim 2025 financial year was Saturday June 28, 2025. The period-end date for the 2025 financial year was Saturday January 3, 2026.
2. Summary of Significant Accounting Policies
The significant accounting policies used in the preparation of these condensed consolidated financial statements as of and for the three and six months ended July 4, 2026, are consistent with those disclosed in Note 2 – Summary of Significant Accounting Policies in the audited consolidated financial statements for the year ended January 3, 2026.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates include but are not limited to revenue and benefit plans. Actual results could ultimately differ from those estimates.
New Accounting Pronouncements Issued but not yet Adopted
Expense Disaggregation Disclosure. In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)” (“ASU 2024-03”), which improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of services, selling, general, and administrative expenses, and research and development expenses). This ASU is effective for fiscal years beginning after December 15, 2026 and early adoption is permitted. The amendments in this ASU can be applied prospectively or retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
2. Summary of Significant Accounting Policies (Continued)
Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued Accounting Standards Update No. 2025-10, “Government Grants (Topic 832)” (“ASU 2025-10”), which adds guidance to ASC 832, Government Assistance, on the recognition, measurement, and presentation of government grants. In the absence of such guidance, many for-profit entities historically have analogized to other standards, including IAS 20 or ASC 958-605, when accounting for government grants in developing the ASU’s recognition and measurement framework, the FASB largely leveraged the guidance in IAS 20. This ASU is effective for fiscal years beginning after December 15, 2029, including interim periods within those fiscal years. Early adoption is permitted. The amendments in this ASU can be applied prospectively or retrospectively. The Company is evaluating the effect of adopting this new accounting guidance; however, it does not expect the adoption to have a material impact on its Condensed Consolidated Financial Statements.
Interim Reporting (Topic 270). In December 2025, the FASB issued ASU 2025 11, which updates ASC 270 to clarify its scope and enhance the structure of interim reporting requirements. The amendments include a consolidated listing of required interim disclosures and introduce a principle requiring disclosure of events occurring after year end that materially affect the entity. The amendments are effective for interim periods beginning in 2028. We are assessing the effects of this guidance on our interim reporting processes and disclosures.
In December 2025, the FASB issued ASU 2025-12, Codification Improvements, as part of its ongoing project to clarify and correct various areas of U.S. GAAP. The amendments span multiple topics and include clarifications related to diluted earnings per share, lease receivable disclosures, and transfers of receivables, among others. These changes are not expected to significantly affect current accounting practices. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. We do not expect this ASU to have a material impact on our financial statements, but we will continue to monitor its applicability as the effective dates approach.
We assessed ASUs and disclosure requirements not listed above and determined that they either were not applicable or were not expected to have a material impact on our financial statements
3. Property, Plant and Equipment, net
Property, plant and equipment, net consist of the following:
	As of
(in millions of USD)	July 4, 2026	January 3, 2026
Freehold properties	127	124
Short leasehold properties	17	16
Equipment Fleet	3,915	3,395
Vehicles, plant & equipment	207	200
Solar	233	230
Solar projects under construction	15	61
Less: accumulated depreciation	(1,555)	(1,340)
Property, plant and equipment, net	2,959	2,686

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
4. Segment Reporting
The Group’s reportable segments are consistent with those disclosed in Note 4 – Segment Reporting in the Audited Consolidated Financial Statements for the year ended January 3, 2026. The Group has three reportable segments which reflect the manner in which its chief operating decision maker (“CODM”) reviews and allocates resources. Each of the Group’s three segments has a regional president responsible for a business unit: (1) the Americas, (2) Europe, and (3) AMEAPAC. The Group’s CODM is the Board of Directors. The Group’s CODM compares budget to actual results and year-over-year variances for key performance metrics and significant expenses to evaluate the performance of the segments and make decisions regarding the allocation of resources.
The Company does not allocate interest expense, interest income, or income taxes to segments. Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties. All inter-segment revenue was less than $1 million for the six months ended July 4, 2026 and June 28, 2025.
The table below presents net revenues, significant segment expenses, and segment adjusted EBITDA by reportable segment; the latter being regularly provided to the CODM as the Company’s primary measure of operating performance.
(in millions of USD)	Americas	Europe	AMEAPAC	Total
For the six months ended July 4, 2026
Net revenues	1,086	459	373	1,918
Less: segment significant expenses: (1)
Cost of sales (2)	(299)	(142)	(71)	(512)
Distribution costs (3)	(309)	(147)	(95)	(551)
Administrative expenses (4)	(56)	(31)	(36)	(123)
Other segment items (5)	(9)	(9)	(2)	(20)
Segment adjusted EBITDA	413	130	169	712
Unallocated group function expenses (6)				(65)
Depreciation and amortization				(321)
Interest expense, net				(175)
Remeasurement of post-employment benefits				1
Strategic review costs (7)				(14)
Bangladesh customs duties(8)				(11)
Income before income taxes and discontinued operations				127
(in millions of USD)	Americas	Europe	AMEAPAC	Total
For the six months ended June 28, 2025
Net revenues	798	322	376	1,496
Less: segment significant expenses:(1)
Cost of sales(2)	(200)	(98)	(70)	(368)
Distribution costs (3)	(239)	(96)	(98)	(433)
Administrative expenses (4)	(34)	(25)	(32)	(91)
Other segment items (5)	(5)	(4)	(2)	(11)
Segment adjusted EBITDA	320	99	174	593
Unallocated group function expenses (6)				(51)

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
4. Segment Reporting (Continued)
(in millions of USD)	Americas	Europe	AMEAPAC	Total
Depreciation and amortization				(246)
Interest expense, net				(443)
Remeasurement of postemployment benefits				(1)
Strategic review costs (7)				(3)
Gain on disposal of business(9)				7
Acquisition costs				(1)
Loss before income taxes and discontinued operations				(145)

(1)
Significant segment expenses are those regularly provided to the CODM to assess segment performance. That information is prepared under local UK statutory accounting policies where there are certain differences compared to U.S. GAAP, in particular in relation to the accounting for leases. These U.S. GAAP differences are included in other segment items.

(2)
Cost of sales consists of consumables such as fuel and freight, service materials costs (including cost of inventory) on the maintenance of the fleet.

(3)
Distribution costs relate to service engineers and service centers and include labor costs, travel, facility or location costs, communication costs and advertising costs.

(4)
Administrative expenses relate to regional and central head offices and include labor costs, travel, facility or location costs, communication costs and advertising costs.

(5)
Other segment expenses relate primarily to U.S. GAAP differences, the most significant of which is the alignment of accounting for leases with ASC 842, Leases. Charges for allowances for doubtful debts and other income and expenses are also included.

(6)
Unallocated group function expenses relate to costs from central corporate functions that support the business but are not allocated to reportable segments. These include corporate services such as finance, legal and human resources, and are reported separately from segment results.

(7)
Strategic review costs relate to strategic reviews of the business including market studies conducted and the initial public offering (“IPO”) readiness project.

(8)
Bangladesh custom duties costs incurred relate to one-time costs incurred to repatriate equipment fleet from Bangladesh as we have ended our operations in that country.

(9)
Gain on disposal of business relates to the Group’s businesses in Burkina Faso

5. Discontinued Operations and Held for Sale
On March 1, 2022, the Group announced its decision to sell its Eurasia business, which comprised the Group’s businesses in both Russia (Aggreko Eurasia LLC) and Kazakhstan (Aggreko Kazakhstan LLP), hereafter together referred to as Aggreko Eurasia. From the date of the announcement of its intention to divest Aggreko Eurasia, the Group ring-fenced the business in response to sanction regulations and implemented arrangements so that it was operated independently from the wider corporate group and led by the Group’s Russian management team and launched a sale process, supported by financial and legal advisors that ultimately concluded in November 2025. The decision to sell the Aggreko Eurasia business was considered a strategic shift due to the strategic importance of the Aggreko Eurasia business and associated geographical area to the Group’s shareholders, debt investors, rating agencies, the Group’s people, and the Group’s other stakeholders. On June 30, 2022, the Group concluded that Aggreko Eurasia should be classified as an asset group held for sale and classified as a discontinued operation in the Group’s consolidated financial statements and notes.
During the six months ended June 28, 2025, the Group concluded that Aggreko Eurasia should be classified as an asset group held for sale and classified as a discontinued operation in the Group’s financial statements and notes. Aggreko agreed Heads of Terms with an interest third party for the purchase of

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
5. Discontinued Operations and Held for Sale (Continued)
Aggreko Eurasia for a consideration of Russian Ruble (“RUB”) 2.26 billion ($28 million) for Aggreko Eurasia LLC and up to Kazakhstani Tenge (“KZT”) 4.5 billion ($7 million) for Aggreko Kazakhstan LLP. The Russian Central Bank approved the transaction on January 16, 2025. The Kazakh Anti-Monopoly Authorities approved the transaction on March 4, 2025. Approval of the transaction by the President of the Russian Federation, issued pursuant to Section 5 of Presidential Decree No. 520, was received on May 26, 2025. No regulatory approvals were required in the UK.
A binding sales and purchase agreement (“SPA”) for the sale of Aggreko Eurasia LLC was signed on August 23, 2025. The sale of Aggreko Eurasia LLC was completed on November 19, 2025, for a consideration of RUB 2.26 billion ($28 million). Complete ownership and control of Aggreko Eurasia LLC have been transferred to the purchaser. Aggreko Kazakhstan LLP was no longer included within the perimeter of the transaction agreed with the buyer of Aggreko Eurasia LLC. The operational separation of Aggreko Kazakhstan LLP from Aggreko Eurasia LLC completed on October 31, 2025, at which time Aggreko Kazakhstan LLP ceased to be presented as held for sale, resulting in its inclusion within continuing operations and re-commencing of depreciation on assets held by the entity.
Summarized Financial Information of Discontinued Operations
The net income of the discontinued operation, after elimination of intercompany transactions, is as follows:
(in millions of USD)	Six Months Ended June 28,2025
Revenue	69
Operating expenses:
Cost of services	(35)
Selling, general and administrative expenses	(1)
Impairment loss	(24)
Total operating expenses, net	(60)
Operating income	9
Other income:
Net finance income	4
Income from discontinued operations before income tax expense	13
Income tax expense	(6)
Net income from discontinued operations	7
The table below presents cash flows from discontinued operations for major captions in the Condensed Consolidated Statements of Cash Flows (Unaudited):
(in millions of USD)	Six Months Ended June 28,2025
Net cash provided by discontinued operating activities	25
Net cash used in discontinued investing activities	(10)
Net increase in cash and cash equivalents	15
Cash and cash equivalents at beginning of the period	41
Exchange loss on cash and cash equivalents	(3)
Cash and cash equivalents at date of disposal or end of period	53

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
6. Revenue from Contracts with Customers
Disaggregation of Revenue
The Group disaggregates revenue from contracts with customers into segments (geographic regions) and by sector as they represent the most appropriate depiction of how the nature, amount and timing of revenues and cash flows are affected by economic factors. Refer to Note 4 – Segment Reporting for revenue by segment. The following table presents net revenue by sector:
	For the Six Months Ended
(in millions of USD)	July 4, 2026	June 28, 2025
Sector
Utilities	450	410
Oil & gas	180	156
Petrochemical & refining	102	130
Building services & infrastructure	272	184
Events	145	89
Manufacturing	87	78
Mining	133	107
Data centers	362	160
Other	187	182
Total net revenues	1,918	1,496
Deferred Income
The following table summarizes the Group’s deferred income:
(in millions of USD)	July 4, 2026	January 3, 2026
Balance as of beginning of period	179	116
Deferral of revenue	82	65
Recognition of unearned revenue	(82)	(7)
Translation adjustment	—	5
Balance as of end of period	179	179
Non-current deferred income is included in the Condensed Consolidated Balance Sheets within other long-term liabilities.
For the six months ended July 4, 2026 and June 28, 2025 we recorded $43 million and $27 million, respectively, related to amortization of contract fulfilment costs. This has been included in cost of services in the Condensed Consolidated Statements of Income. There were no material impairment losses on contract fulfilment costs for any period presented.

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
7. Inventories, net
Inventories consist of the following:
	As of
(in millions of USD)	July 4, 2026	January 3, 2026
Finished goods	5	6
Raw materials and consumables	463	382
Work in progress	58	21
Inventories, net	526	409
8. Current Expected Credit Losses
The table below analyses the movements on the Group’s provision for credit losses of accounts receivable are as follows:
(in millions of USD)	July 4, 2026	January 3, 2026
Balance as of beginning of period	98	94
Provision for credit losses, net of recoveries	(5)	19
Write-offs	(9)	(21)
Currency translation	(1)	6
Balance as of end of period	83	98
In determining the expected credit loss, one of the factors taken into account of is the level of security obtained. The Group seeks to secure advance payments and guarantees as the Group considers that the security obtained is effective in mitigating credit risk.
9. Debt
The Group’s outstanding debt is as follows:
	As of
(in millions of USD)	Interest Rate	Due	July 4, 2026	January 3, 2026
Short Term:
Current portion of long-term debt			105	98
Long Term:
EUR Redeemable Senior Secured Notes	5.375%	2030	973	996
USD Redeemable Senior Secured Notes	7.00%	2030	1,400	1,400
USD Senior Term Facility Agreement	3.00%	2031	2,098	1,397
EUR Senior Term Facility Agreement	3.00%	2031	1,934	1,507
Resalta Financing Agreement			18	18
Other Financing Agreements			65	65
Construction Loans(1)			42	43
Drawings on revolving credit facility			405	432
Total Debt (including accrued interest)			7,040	5,956

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
9. Debt (Continued)
	As of
(in millions of USD)	Interest Rate	Due	July 4, 2026	January 3, 2026
Less: unamortised debt issuance costs			(68)	(71)
Less: current portion of long-term debt			(105)	(98)
Total long-term debt			6,867	5,787

(1)
Pertains to failed sale and leasebacks that constitute financing arrangements as indicated below.

Long-term Debt
Redeemable Senior Secured Notes
7% Senior Secured Notes due 2030 and 5.375% Senior Secured Notes due 2030: The Group has outstanding Senior Secured Notes due 2030, which were issued in May 2025. There have been no material changes in the terms of these notes during the period. The proceeds of the Senior Secured Notes due 2030 were used, among other things, to redeem and discharge in full the previously outstanding 6.125% Senior Secured Notes due 2026 and 5.25% Senior Secured Notes due 2026.
Euro-denominated debt has been translated into U.S. dollars at the spot FX rate on July 4, 2026, period-end exchange rates.
Senior Term Loan Facilities
On July 31, 2021, the Group entered into a credit facility agreement, as last amended and restated by a joinder agreement on January 8, 2026, pursuant to which the Group raised incremental borrowings of $715 million and €407 million. Following such incremental borrowings, the Senior Term Facilities Agreement consists of (i) a $2,126 million term loan facility denominated in U.S. dollars and (ii) a €1,692 million term loan facility denominated in euros. The Group has maintained the same interest margin for both the U.S. dollar- and the euro-denominated facility under the Senior Term Facilities Agreement. The proceeds were used to pay a $590 million dividend and repay borrowings under its Revolving Facilities with the remainder held as cash.
Resalta Financing Agreement
Resalta BV and its subsidiaries, which were acquired during the year ended December 28, 2024, entered into receivables financing framework agreements, which provided for the sale and transfer of receivables by Resalta to the third party in exchange for the consideration specified in the accompanying single receivables purchase agreements under such financing framework agreement (the “Resalta Receivables Financing”). These arrangements are accounted for as secured borrowings.
As of July 4, 2026, and January 3, 2026, there is an aggregate amount of $18 million and $18 million, respectively, outstanding under the Resalta Receivables Financing arrangements.
Other Financing Agreements
There have been no material changes to the Group’s project-level financing arrangements from those described in the audited financial statements as of and for the year ended January 3, 2026, except as noted below.
Infiniti Financing Agreement
There were no outstanding balances under the Infiniti financing agreement as of July 4, 2026, as all amounts were repaid in full during the year ended January 3, 2026.

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
9. Debt (Continued)
Construction Loans
The fair value of the Infiniti construction loan liability as of July 4, 2026, and January 3, 2026, was $16 million and $17 million, respectively.
Revolving Facilities
The Group maintains revolving credit facilities with total committed capacity of $1,195 million, comprising a $980 million revolving credit facility, and a $215 million bonding facility. As of July 4, 2026, the Group had drawn $405 million under the revolving credit facility. Available capacity was approximately $790 million, net of outstanding drawings.
Loan Covenants and Compliance
As of July 4, 2026, the Group was in compliance with the covenants and other provisions of the Revolving Facilities, the Senior Term Loan Facilities and the Senior Secured Notes.
10. Income Taxes
The income tax expense/(benefit) is based on the estimated annual effective tax rate for the year which includes estimated federal, state and foreign income taxes on the Company’s project pre-tax income/(loss).
The income tax expense/(benefit) and the effective income tax rates for the six months ended July 4, 2026, and June 28, 2025, were as follows:
	For the Six Months Ended
(in millions of USD, except for percentages)	July 4, 2026	June 28, 2025
Income tax expense/(benefit)	47	51
Effective tax rate	37.01%	(35.23)%
The increase in effective tax rate for the first six months of 2026, in comparison to the same period in 2025, was primarily due to foreign exchange movements not subject to tax along with movements in unrecognized tax benefits, valuation allowances, and out-of-period adjustments.
11. Earnings (Loss) per Share (EPS)
The following table presents the Company’s basic and diluted EPS calculations included in the Condensed Consolidated Statements of Income:
	For the Six Months Ended
(in millions of USD)	July 4, 2026	June 28, 2025
Net income (loss) from continuing operations	80	(196)
Less: Loss attributable to noncontrolling interests	1	6
Net income (loss) from continuing operations attributable to common shareholders	81	(190)
Less: mandatory preference share dividend	—	7
Income (loss) from continuing operations attributable to Albion JVCo	81	(197)
Less: dividends paid to common shareholders
A share dividend	(571)	(532)
B share dividend	—	(14)

ALBION JVCO LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
11. Earnings (Loss) per Share (EPS) (Continued)
	For the Six Months Ended
(in millions of USD)	July 4, 2026	June 28, 2025
C share dividend	(10)	(7)
D share dividend	(9)	—
Total dividend	(590)	(553)
Undistributed loss from continuing operations	(509)	(750)
Income from discontinued operations, net of tax	—	7
Net loss attributable to common shareholders	(509)	(743)
Undistributed loss from continuing operations allocated to:
Class A shareholders	(509)	(731)
Class B shareholders	—	(19)
Class C shareholders	—	—
Undistributed income from discontinued operations allocated to:
Class A shareholders	—	7
Class B shareholders	—	—
Class C shareholders	—	—
Weighted-average number of basic common stocks outstanding (Class A and Class B)	2,262	2,320
Weighted-average number of diluted common stocks outstanding (Class A and Class B)	2,262	2,320
Basic and diluted EPS from continuing operations	28,216	(87,810)
Basic and diluted EPS from discontinued operations	—	3,017

There were no antidilutive shares outstanding as of July 4, 2026 and June 28, 2025. Unvested Class C shares qualify as participating securities under the two-class method, and therefore, EPS on these securities is not required to be disclosed separately in accordance with ASC 260, Earnings Per Share. Basic and Diluted EPS calculated above represent Class A and Class B shares.
12. Commitments and Contingencies
The Company is subject to a number of claims and proceedings that generally arise in the ordinary conduct of the business. These matters include, but are not limited to, general liability claims (including personal injury, product liability, and property and automobile claims), indemnification and guarantee obligations, employee injuries and employment-related claims, self-insurance obligations and contract and real estate matters. The Company believes that any liabilities ultimately resulting from these ordinary course claims and proceedings will not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, results of operations or cash flows.
Capital commitments
For the six months ended July 4, 2026, capital commitments contracted but not provided for (property, plant and equipment) were $283 million, compared to capital commitments contracted but not provided for (property, plant and equipment) for the year ended January 3, 2026 of $254 million, respectively. There were no other material capital commitments as of July 4, 2026.

            Ordinary Shares
PROSPECTUS
(*listed in alphabetical order)
Goldman Sachs & Co. LLC*				J.P. Morgan*
BofA Securities
Barclays				Morgan Stanley
Jefferies			Deutsche Bank Securities	UBS Investment Bank
Baird	Mizuho	Rothschild & Co	Santander	Wolfe | Nomura Alliance
Tigress Financial Partners
           , 2026

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6. Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against actual fraud or willful default or the consequences of committing a crime.
Our amended and restated memorandum and articles of association permits indemnification of our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s gross negligence, willful default or actual fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.
We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.
The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7. Recent Sales of Unregistered Securities
We have issued the following securities which were not registered under the Securities Act:

•
Prior to the closing of this offering, we will issue our ordinary shares in connection with the Reorganization Transactions, the Concurrent Sponsor Contribution and the Directors Co-Invest Issuances. The ordinary shares described in this Item 7 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

•
On September 3, 2026, our authorised share capital was amended from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$1.50 divided into 15,000,000 shares of a par value of US$0.0000001 each by the sub-division of one issued share of a par value of US$1.00 into 10,000,000 shares of a par value of US$0.0000001 each and 49,999 authorised but unissued shares of a par value of US$1.00 each into 499,990,000,000 shares of a par value of US$0.0000001 each and the cancellation of 499,985,000,000 authorised but unissued shares of a par value of US$0.0000001 each.

Item 8. Exhibits and Financial Statement Schedules
Exhibits
The Exhibit index attached hereto is incorporated herein by reference.

Financial Statement Schedules
All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.
Item 9. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(A)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
The following documents are filed as part of this registration statement:
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Memorandum and Articles of Association to be in effect immediately prior to the consummation of this offering.
4.1†	Indenture, dated as of May 21, 2025, among Albion Financing 1 S.à r.l., Aggreko Holdings Inc., GLAS Trust Company LLC, as trustee, paying agent, registrar and transfer agent, and GLAS Trust Corporation Limited, as security agent.
5.1*	Opinion of Maples and Calder (Cayman) LLP, as to the validity of the ordinary shares.
10.1*	Form of Shareholders’ Agreement.
10.2*	Form of Indemnification Agreement.
10.3*	Form of Registration Rights Agreement.
10.4*	Form of 2026 Omnibus Incentive Plan.
10.5*	Form of 2026 Employee Stock Purchase Plan.
10.6*	Form of Save As You Earn Option Plan
10.7†	Amended and Restated Revolving Facility Agreement, dated as of May 14, 2025, among Albion HoldCo Limited, the borrowers party thereto, the guarantors party thereto, the lenders party thereto, GLAS USA LLC, as agent, and GLAS Trust Corporation Limited, as security agent.
10.8†	Credit Agreement, dated as of July 31, 2021, among Albion HoldCo Limited, Aggreko Holdings Inc., Albion Financing 3 S.à r.l., the other guarantors from time to time party thereto, the lenders from time to time party thereto, GLAS USA LLC, as administrative agent, and GLAS Trust Corporation Limited, as security agent.
10.9†	Joinder Agreement, dated as of January 8, 2026, among Aggreko Holdings Inc., Albion Financing 3 S.à r.l., Albion Financing 1 S.à r.l., the lenders party thereto, GLAS USA LLC, as administrative agent, and GLAS Trust Corporation Limited, as security agent.
10.10*	Form of Sponsor Contribution Subscription Agreement.
10.11*	Form of Co-Invest Subscription Agreement.
21.1*	List of Subsidiaries.
23.1	Consent of KPMG LLP. (Aggreko Inc.).
23.2	Consent of KPMG LLP. (Albion JVCo Limited).
23.3*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).
24.1†	Powers of Attorney (included on signature page to the registration statement).
99.1†	Consent of Director Nominee (Christopher Kearney).
99.2†	Consent of Director Nominee (Alhassan El Gazzar).
99.3	Consent of Director Nominee (Albert Manifold).
99.4†	Consent of Director Nominee (Gary Lindsay).
99.5†	Consent of Director Nominee (Jeffrey H. Black).
99.6	Consent of Director Nominee (Joseph Nigro).
99.7†	Consent of Director Nominee (Maxime Jacqz).
99.8†	Consent of Director Nominee (Mohamed El Gazzar).
107	Filing Fee Table.

*
To be filed by amendment.

†
Previously filed.

+
Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom on September 17, 2026.
AGGREKO INC.

By:	/s/ Blair Illingworth
	Name:	Blair Illingworth
	Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Blair Illingworth, Heath Drewett and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 17, 2026 in the capacities indicated:
Name	Title

/s/ Blair Illingworth
Blair Illingworth	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Heath Drewett
Heath Drewett	Chief Financial Officer (Principal Financial Officer and Accounting Officer)
/s/ Michael Smith
Michael Smith	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Aggreko Inc., has signed this registration statement or amendment thereto on September 17, 2026.
Authorized U.S. Representative

By:	/s/ James O’Malley
	Name:	James O’Malley
	Title:	Group General Counsel